As filed with the Securities and Exchange Commission on August 10, 2026.

Registration No. 333-297657

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Lyntris Inc.

(Exact name of registrant as specified in its charter)

Delaware	3760	42-1904710
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Brian Morrison

Chief Executive Officer

Lyntris Inc.

3130 Fairview Park Dr., Suite 230

Falls Church, VA 22042

(571) 463-5550

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

With copies to:

Hannah Frank Brandon McCoy Willkie Farr & Gallagher LLP 1875 K Street, NW Washington, DC 20006 (202) 303-1000	Marc Jaffe Erika Weinberg Alison Haggerty Latham & Watkins LLP 1271 Sixth Avenue New York, NY 10020 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED AUGUST 10, 2026 PRELIMINARY PROSPECTUS Shares Common Stock This is Lyntris Inc.’s initial public offering of our common stock (“common stock”). We are offering shares of common stock and the selling stockholders identified in this prospectus are offering an additional shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $ and $. We intend to apply to list our common stock on the New York Stock Exchange (the “NYSE”) under the symbol “LYNX.” While Trive Capital (as defined below) is currently our largest stockholder and beneficial owner of approximately 68% of our outstanding common stock (through its vehicles Trive Capital Fund IV LP, Trive Capital Fund II LP, Trive Capital Fund II (Offshore) LP and Trive Capital Fund IV-A LP), Trive Capital will effectuate a pro rata distribution-in-kind substantially concurrently with this offering to its limited and general partners for no consideration, consisting of all shares of common stock held by such vehicles that are not sold in this offering (the “Trive LP Distribution”). Following the Trive LP Distribution, we will not be a “controlled company” within the meaning of the corporate governance standards of the NYSE and therefore will not rely on any controlled company exemptions from corporate governance requirements. See “Prospectus Summary—Our Relationship with Trive Capital.” We are an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933, as amended (the “Securities Act”), and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.” Investing in our common stock involves risks. See “Risk Factors” beginning on page to read about factors you should consider before buying shares of our common stock. Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense. Per share Total Initial public offering price $ $ Underwriting discounts and commissions(1) $ $ Proceeds, before expenses, to us $ $ Proceeds, before expenses, to the selling stockholders $ $ (1) Please see the section entitled “Underwriting” for a description of the compensation payable to the underwriters. We and the selling stockholders have granted the underwriters the right, for a period of 30 days from the date of this prospectus, to purchase up toadditional shares of common stock at the initial public offering price less underwriting discounts and commissions. The underwriters expect to deliver the shares against payment on or about, 2026. Citigroup Evercore ISI Guggenheim Securities Baird William Blair Prospectus dated , 2026

Through and including the 25th day after the date of this prospectus, all dealers that effect transactions in these shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with different information. Neither we, the selling stockholders nor the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus, or any free writing prospectus, as the case may be, or any sale of shares of our common stock. Our business, results of operations, prospects and financial condition may have changed since such date.

For investors outside the United States: we are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. Neither we, the selling stockholders nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

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BASIS OF PRESENTATION

We previously operated as a Delaware limited liability company under the name Lyntris LLC. Lyntris LLC was formed on April 6, 2026 and converted into a Delaware corporation on May 1, 2026. On May 7, 2026, Lyntris Inc. combined with two businesses (the “Combination”), each of which was a portfolio company of affiliates of Trive Capital Holdings LLC (together with its affiliates, “Trive Capital”). Prior to the Combination, these businesses operated as TCFIV FS LLC (“Accelint”) and TCFII NHT LLC (“Vitesse”).

As used in this prospectus, the terms “we,” “our,” “the Company,” “our Company,” “Lyntris” and “us” refer to Lyntris Inc. and its consolidated subsidiaries.

Certain Definitions

As used in this prospectus, unless the context otherwise requires, references to:

•

“Adjusted EBITDA” refers to EBITDA as further adjusted to exclude, as applicable for each relevant period, (a) acquisition and integration-related costs, (b) restructuring and severance charges, (c) sponsor and advisory fees, (d) system implementation costs, (e) other non-cash charges and (f) stock-based compensation expense. We believe these adjustments are appropriate because they represent costs that are not indicative of our ongoing operating performance, are non-cash expenses or are nonrecurring in nature, or relate to discrete strategic initiatives. Adjusted EBITDA is not a measurement of financial performance under U.S. generally accepted accounting principles (“U.S. GAAP”) and should not be considered in isolation of, or as an alternative to, measures prepared in accordance with U.S. GAAP. A description of each adjustment category and a reconciliation of Adjusted EBITDA to our net loss are set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operational and Non-GAAP Financial Measures.”

•

“Adjusted EBITDA Margin” refers to Adjusted EBITDA divided by revenue. Our calculation of Adjusted EBITDA Margin may not be comparable to similarly titled measures reported by other companies. For a reconciliation of Adjusted EBITDA Margin to our net loss margin, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operational and Non-GAAP Financial Measures.”

•

“Adjusted Net Income (Loss)” refers to net loss as further adjusted to exclude (i) acquisition and integration-related costs, (ii) restructuring and severance charges, (iii) sponsor and advisory fees, (iv) system implementation costs, (v) other non-cash charges, (vi) stock-based compensation expense, (vii) amortization of acquired intangible assets, (viii) amortization of deferred financing costs and (ix) the tax effect of the foregoing adjustments. Adjusted Net Income (Loss) is a non-GAAP financial measure and should not be considered as an alternative to, or more meaningful than, net loss, net loss margin or any other measure determined in accordance with U.S. GAAP. Our computation of Adjusted Net Income (Loss) may not be comparable to similarly titled measures used by other companies. For a reconciliation of Adjusted Net Income (Loss) to our net loss, the most directly comparable financial measure calculated in accordance with U.S. GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operational and Non-GAAP Financial Measures.”

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“AESA” means Active Electronically Scanned Array radars, which are advanced, software-defined sensor systems that steer radio beams electronically rather than mechanically, enabling faster scanning, superior target tracking and high resistance to jamming.

•

“AI technology” refers to artificial intelligence and machine learning technology that enables computers and machines to simulate human learning, comprehension, problem-solving, decision-making, creativity and autonomy.

•

“backlog” refers to our estimate of the revenue we expect to realize in future periods as a result of performing work on contracts that have been awarded to us, net of any revenue previously recognized as of the date of measurement. We include in our backlog the aggregate expected revenue from awarded contracts, either executed or awaiting execution (e.g., a written contract, purchase order, long-term agreement, contractual authorization to proceed or written notification or other evidence regarding an expectation of an execution), even though our contracts include certain termination rights exercisable by our customers with advance notice. Backlog is not a measure defined under U.S. GAAP and may not be comparable to similarly titled measures used by other companies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operational and Non-GAAP Financial Measures.”

•

“Combination” refers to the combination on May 7, 2026 of Lyntris Inc. with two businesses, each of which was a portfolio company of Trive Capital. Prior to the Combination, these businesses operated as Accelint and Vitesse.

•	“Conversion” refers to the statutory conversion of Lyntris LLC, a Delaware limited liability company, into Lyntris Inc., a Delaware corporation, on May 1, 2026.

•	“DoW” refers to the U.S. Department of Defense, which has adopted the secondary title of the U.S. Department of War.

•

“EBITDA” refers to our net loss before (i) income taxes, (ii) depreciation and amortization and (iii) interest expense. For a reconciliation of EBITDA to our net loss, the most directly comparable financial measure calculated in accordance with U.S. GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operational and Non-GAAP Financial Measures.”

•	“GEO” means Geostationary Orbit.

•	“LEO” means Low Earth Orbit.

•	“MEO” means Medium Earth Orbit.

•	“Trive Capital” refers to Trive Capital Holdings LLC and its affiliates.

Basis of Presentation of Financial Information

We previously operated as a Delaware limited liability company under the name Lyntris LLC. Lyntris LLC was formed on April 6, 2026 and converted into a Delaware corporation on May 1, 2026. On May 7, 2026, Lyntris Inc. combined with two businesses, each of which was a portfolio company of Trive Capital. Prior to the Combination, these businesses operated as Accelint and Vitesse. Trive Capital obtained control of Accelint and Vitesse on November 9, 2022 and December 21, 2018, respectively, through the acquisition of a majority of the outstanding equity interests of each company.

The Combination was accounted for as a common control transaction in accordance with ASC 805-50. The historical consolidated financial statements, the summary historical consolidated financial data and the other financial information included in this prospectus are those of Lyntris Inc. and have been retrospectively combined to reflect the Combination between Accelint and Vitesse as though the businesses had operated as a single entity. The assets, liabilities, equity, revenues, and expenses of the combining entities have been presented on a combined basis for all periods presented using historical carrying amounts, and comparative periods reflect the entities as if they had always been combined. The historical consolidated financial statements, the summary historical consolidated financial data and the other financial information included in this prospectus have also been recast for all periods presented to include a 2.54-to-one reverse stock split of our common stock, effective July 17, 2026 (the “2026 Stock Split”). Refer to Note 1, Formation and Nature of Business, to the audited consolidated financial statements included elsewhere in this prospectus.

We are a holding company. Upon consummation of this offering and the application of net proceeds therefrom, our sole asset will be the capital stock of our wholly owned subsidiaries. Our wholly owned subsidiaries include Accelint Data Fusion, LLC; Novium, Ltd.; Spacetime Machine Co., Inc.; Dorsia Alliance, Ltd. (d/b/a Spacetime Engineering); Accelint Global Inc.; Accelint AI, LLC; Accelint Industries, Inc.; Accelint Mission Solutions, LLC; Accelint Intelligent Systems, LLC; Vitesse Systems Parent, LLC; Nevada Heat Treating, LLC (d/b/a California Brazing); Sterling Precision, LLC; Products Support, LLC; and Custom Microwave, Inc.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our audited consolidated financial statements included elsewhere in this prospectus. Additionally, certain other amounts that appear in this prospectus may not sum due to rounding.

Our fiscal year begins on January 1 and ends on December 31 of the same year.

Key Terms and Performance Indicators Used in this Prospectus; Non-GAAP Financial Metrics

We present our results of operations in a way that we believe will be the most meaningful and useful to investors, analysts, rating agencies and others who use our financial information to evaluate our performance. Throughout this prospectus, we use a number of key terms and provide a number of key performance indicators, such as backlog, and non-GAAP financial measures used by management. For example, in this prospectus, we present EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income (Loss), all of which are non-GAAP financial measures as defined in Item 10(e) of SEC Regulation S-K. These measures are presented for supplemental informational purposes only, and are not intended to be substitutes for any U.S. GAAP financial measures, including net loss, net loss margin and, as calculated, may not be comparable to companies in other industries or within the same industry with similarly titled measures of performance. In addition, these non-GAAP measures should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. Therefore, non-GAAP financial measures should be considered in addition to, not as a substitute for, or in isolation from, measures prepared in accordance with U.S. GAAP. Where appropriate, reconciliations of our non-GAAP financial measures to the most comparable U.S. GAAP figures are included. For further discussion and information about why and how we calculate key performance indicators and non-GAAP financial measures, including a reconciliation of the non-GAAP financial measures to their most directly comparable financial measure calculated in accordance with U.S. GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operational and Non-GAAP Financial Measures.”

INDUSTRY AND MARKET DATA

Within this prospectus, we reference information and statistics regarding the industry in which we operate. We have obtained this information and statistics from various independent third-party sources, independent industry publications, reports by market research firms and other independent sources. Some data and other information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of internal surveys and independent sources. The information is as of its original publication dates (and not as of the date of this prospectus).

The sources of certain statistical data, estimates and forecasts contained in this prospectus are in the following independent industry and third-party reports and articles:

•	Breaking Defense, To Accelerate Space Capabilities, Pentagon Ups Golden Dome Spending Plan By $10 Billion, March 2026 (“Breaking Defense”).

•	Payload Space, Novaspace Predicts 43,000+ New Sats to Launch by 2034, October 2025 (“Payload Space”).

•	Department of War, 2026 National Defense Strategy, January 2026 (“2026 NDS”).

Data regarding the industries in which we compete and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate size, position and market share within these industries. While we are responsible for all of the disclosures in this prospectus and believe the third-party information and our internal company research, data and estimates contained in this prospectus to be reliable, neither we nor the underwriters have independently verified any third-party information nor has any independent source verified our internal company research, data or estimates.

In addition, assumptions and estimates of our and our industry’s future performance are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Cautionary Note Regarding Forward-Looking Statements.” As a result, you should be aware that market, ranking and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable. Neither we nor the underwriters can guarantee the accuracy or completeness of any such information contained in this prospectus.

TRADEMARKS, SERVICE MARKS, TRADE NAMES AND COPYRIGHTS

We own certain trademarks, service marks, trade names and copyrights in the United States. Unless otherwise indicated, all trademarks, service marks, trade names and copyrights appearing in this prospectus are proprietary to us, our affiliates and/or our licensors. This prospectus also contains trademarks, trade names, service marks, and copyrights of third parties, which are the property of their respective owners. Solely for convenience, the trademarks, trade names, service marks and copyrights referred to in this prospectus may appear without the ®, TM, SM, or © symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, trade names, service marks and copyrights. We do not intend our use or display of other parties’ trademarks, trade names, service marks or copyrights to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, these other parties.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision.

Our Company

We are a leading defense technology company delivering “sense-to-act” connectivity solutions for the modern, connected battlespace. Our sense-to-act connectivity solutions are a mutually enabling set of interconnected subsystems that represent the critical technology sublayer for our DoW and allied nation military customers. Our solutions enable both U.S. and allied nation warfighters to detect threats earlier, decide faster and act with precision in contested, multi-domain environments. We believe that our vertically integrated physics-to-software capabilities enable key missions at the core of enduring U.S. and allied nation security priorities. In 2025, we supported more than 200 DoW and allied nation programs with no program accounting for more than 7% of our total revenue.

Our solutions are deployed across three high-growth core missions: Maritime Domain Awareness; Air & Missile Defense; and Space Intelligence, Surveillance, Reconnaissance (“ISR”) & Resilient Communications. Within these missions, we serve a diverse customer base where we maintain long-standing relationships and partnerships. We believe that our differentiated technology, proprietary intellectual property and more than 40 years of heritage create a difficult-to-replicate position as a differentiated merchant supplier across mission-critical Sensor Architecture, Sensor Hardware and Data & Software. By delivering proprietary hardware and software and pursuing a highly targeted acquisition strategy, we have built a business model aimed at creating long-term, sustainable value for our customers and the programs we support.

We deploy our solutions across the four domains of the connected battlespace—space, air, land and sea—through the integrated yet modular application of three complementary and mutually reinforcing capability sets:

•	Sensor Architecture: Engineering of sensor behavior from capture to output, including embedded software, waveform optimization and data translation needed to enable fusion-ready architecture;

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Sensor Hardware: Design and production of proprietary sensor subsystems and antenna systems delivering full-spectrum radio frequency (“RF”) capability—wideband throughput, resilient narrowband and simultaneous multi-band—with integrated radar, power and thermal management engineered for contested space and defense missions; and

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Data & Software: Proprietary software platforms that ingest, fuse and visualize data, supporting command-and-control (“C2”) and mission execution, and enabling readiness, autonomy and sustained operations.

Our business approach combines both strong organic growth and our demonstrated buy, build and integrate acquisition strategy. Lyntris was purposefully built through a thesis-driven acquisitions strategy focused on differentiated, mutually enabling technologies across the sense-to-act value chain. Each acquisition filled a specific node on the value chain to create an integrated yet modular solution set across Sensor Architecture, Sensor Hardware and Data & Software. As customer demand accelerates for integrated solutions, we continue to maintain a robust pipeline of acquisition opportunities that we believe can supplement our organic growth initiatives by adding technologies and capabilities aligned with customer demand and our engineering-led culture. Since 2018, we have completed 12 complementary acquisitions, which have joined critical capabilities for sense-to-act connectivity solutions for DoW and allied nation military customers, and created a platform and strategic basis to continue to seek accretive, complementary acquisitions.

Today, Lyntris is supported by a mission-oriented workforce and a vertically integrated footprint. As of June 30, 2026, we have more than 1,000 employees, including engineers, scientists and software specialists, with experience supporting classified and unclassified defense programs. Our facilities include engineering hubs, secure sites and integrated manufacturing operations designed to support rapid prototyping, efficient integration and close collaboration with customers.

As of May 11, 2026

Our Platform

Our platform is designed to deliver dependable, high-performance solutions that succeed in the most demanding and contested battlespace environments. We engage with customer programs at all levels, from the system level to the component level, bringing integrated engineering, software, manufacturing, integration and test capabilities across the program lifecycle. Our concept-to-production model allows us to reduce integration risk, accelerate fielding and sustain mission-critical performance over long program durations. We believe our deeply embedded proprietary intellectual property, early program engagement and high percentage of sole- or single-source positions create durable, multi-decade revenue streams by anchoring us across the full program lifecycle—from development through deployment, expansion and sustainment. This lifecycle model is generating visible results, demonstrating the compounding value of early-stage design wins translating into long-term, end-to-end mission lifecycle growth.

Our ability to capture value and drive engagement across the program lifecycle is driven by our continuous strategy to embed proprietary intellectual property deep within customer architectures, creating what we believe to be lasting competitive advantages underpinned by three key pillars:

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In-House Engineering and Production: Our capabilities are anchored by, as of December 31, 2025, over 300 engineers, 1,500-plus designs and more than 40 years of heritage, which come together to deliver a vertically integrated, one-stop-shop model where complex and specialized manufacturing processes, rapid prototyping and full-scale production all reside under one roof.

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Integrated Solutions: We combine Sensor Architecture, Sensor Hardware and Data & Software into differentiated solution sets that leverage our physics-to-software expertise to enhance battlespace awareness across a broad range of assets.

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Design Authority with the Customer: We employ a modular, customer-centric approach that enables rapid, tailored iteration, where upfront investment allows us to deliver mission-specific solutions and expand across new customers with speed and efficiency.

Furthermore, our modular approach across our three capability sets empowers customers with the flexibility to selectively integrate our proprietary solutions to solve their critical problems and avoid traditional vendor lock. By designing solutions that are inherently adaptable and mission-tailorable, we believe we can deepen customer relationships and expand across the programs and platforms we support.

Our capabilities and approach are purpose-built to meet the evolving demands of DoW and allied nation priorities and procurement, both of which are increasingly seeking to deploy more complex and capable systems on compressed timelines while minimizing technical risk. Through our vertically integrated design, build and test capability, combined with our adaptable modular architecture and engineering-led culture, we are able to deliver scalable solutions that exceed deployment timeline expectations and meet demanding mission requirements. We believe our next-generation solutions allow us to move faster, integrate smarter and deliver more decisively for both U.S. and allied nation warfighters.

Reinforced by our modular approach and merchant supplier position, our revenue is diversified across our core missions, programs and customers, with a substantial portion derived from sole- or single-source program positions. Below is a summary of our revenue breakdown for the year ended December 31, 2025.

We reported net losses of approximately $13.0 million, $9.7 million and $11.8 million for the six months ended June 30, 2026, the six months ended June 30, 2025 and the twelve months ended June 30, 2026, respectively. Our net loss margins were approximately 5.4%, 5.4% and 2.6% for the six months ended June 30, 2026, the six months ended June 30, 2025 and the twelve months ended June 30, 2026, respectively. We generated Adjusted EBITDA of $37.8 million, $25.3 million and $75.1 million for the six months ended June 30, 2026, the six months ended June 30, 2025 and the twelve months ended June 30, 2026, respectively. We had Adjusted EBITDA Margins of approximately 15.7%, 14.1% and 16.7% for the six months ended June 30, 2026, the six months ended June 30, 2025 and the twelve months ended June 30, 2026, respectively.

For the year ended December 31, 2025, we reported a net loss of approximately $8.5 million, compared to a net loss of approximately $31.0 million for the year ended December 31, 2024. Our net loss margin was approximately 2.2% for the year ended December 31, 2025 as compared to 9.3% for the year ended December 31, 2024. For the year ended December 31, 2025, we generated Adjusted EBITDA of $62.6 million, reflecting approximately 28.6% growth from $48.6 million for the year ended December 31, 2024. We had an Adjusted EBITDA Margin of approximately 16.1% for the year ended December 31, 2025 as compared to 14.6% for the year ended December 31, 2024. This margin expansion was driven by growing program transitions into the production stage in our program lifecycle while maintaining discipline in our overhead operational costs. These results reflect our positioning within long-duration defense programs where technical differentiation, design authority and sole-, single- or limited-source content drive durable participation over the program lifecycle.

Our Industry

Core Missions

We primarily compete across three core missions: Maritime Domain Awareness; Air & Missile Defense; and Space ISR & Resilient Communications.

Maritime Domain Awareness: The Maritime Domain Awareness mission represented approximately 47% of our revenue for the six months ended June 30, 2026 and approximately 40% of our revenue for the year ended December 31, 2025. The shift toward a fully connected battlespace requires capabilities to securely ingest, transport, process and fuse multi-phenomenology data across complex environments. The maritime domain is defined by large volumes of data transmitted across substantial distances in a highly proliferated sensor environment driving accelerated investment into integrated and interoperable solutions from sensor to mission software. Demand for this mission is evidenced by the prioritization of U.S. Indo-Pacific Command (“INDOPACOM”) and deterrence of near-peer threats in the Pacific by the DoW, and integrated sensor-to-software solutions by allied nations, according to the 2026 NDS. We expect robust growth within this mission as the maritime domain continues to evolve in data transmission complexity and scale.

Air & Missile Defense: The Air & Missile Defense mission represented approximately 29% of our revenue for the six months ended June 30, 2026 and approximately 35% of our revenue for the year ended December 31, 2025. Driven by the accelerated development and deployment of faster, more sophisticated hypersonics and jamming technologies, defense customers are making concerted investments in the modernization of strategic and tactical sensor and weapons systems, including next-generation interceptor systems, integrated kill-chain architectures and high performance, resilient connectivity solutions. Spending in this segment is, in part, supported by the continued expansion of the U.S. Golden Dome missile defense and space surveillance architecture, which has an estimated total cost of approximately $185 billion according to Breaking Defense, reflecting the scale of investment required for advanced sensing and tracking capabilities. As weapons systems increase in complexity, we expect demand to continue to grow for integrated hardware, software and connectivity technologies that support targeting, engagement and C2.

Space ISR & Resilient Communications: The Space ISR & Resilient Communications mission represented approximately 24% of our revenue for the six months ended June 30, 2026 and approximately 25% of our revenue for the year ended December 31, 2025. We believe that defense agencies, both domestically and within allied nations, are expanding investments in space-based and terrestrial sensor networks, ISR platforms and tracking architectures designed to operate in contested environments. These investments are driven by the adoption of space dominance as a key priority to secure control over orbital assets, data networks and communications infrastructure critical to U.S. national security. Growth in this segment is evidenced by the more than 43,000 estimated new satellites that are expected to launch by 2034, creating $655 billion in market value through manufacturing and launch services, per Payload Space. We believe that the continued proliferation of space-based assets reinforces the demand for rapid deployment of faster, more resilient, closed-link data transmission from an integrated solutions provider.

Competition

The competition we face across our core missions is characterized by a fragmented supplier base consisting largely of component-level and subsystem providers, with relatively few participants capable of delivering integrated, mission-critical solutions. Many competitors lack the systems-level design authority, operational experience and program embeddedness required to support complex, high-consequence defense programs over long development and sustainment cycles. As a result, we believe we occupy a differentiated position within our customers’ supply chains and face a limited number of direct competitors with comparable capabilities.

While we compete with component- and subsystem-level suppliers across portions of the solution stack, we believe such competitors are generally focused on narrower scopes of supply, build-to-spec manufacturing, or isolated technical disciplines. By contrast, we compete primarily on the basis of technical differentiation, system-level engineering expertise and our ability to deliver integrated solutions that meet demanding mission requirements. Our track record of execution on mission-critical programs and consistent performance over extended program lifecycles has enabled us to establish long-standing customer relationships and supports continued participation across existing and next-generation defense programs.

Importantly, many of our technologically differentiated solutions are offered on a merchant supplier basis. As a result, we are often a supplier to multiple competitors in a given tender, including both legacy and emerging primes.

Challenges

We are subject to a number of risks inherent to our industry, including, among others: our focus on defense and U.S. national security missions; direct and indirect reliance on DoW and allied nation programs; our ability to manage increasing technological complexity across integrated hardware and software solutions; our exposure to U.S. government and allied nation defense spending, budget priorities and procurement cycles; our ability to successfully execute and integrate future acquisitions on acceptable terms; our failure to adequately protect our intellectual property rights; our failure to comply with applicable legal and regulatory regimes; and our ability to raise additional capital and service our indebtedness. Any of these factors, as well as others, could materially affect our business, results of operations and financial condition. There can be no assurance that our historical performance will be indicative of future operational or financial performance.

Competitive Strengths

We possess a series of durable and mutually reinforcing competitive advantages that we believe uniquely position us to serve as the mission architect for sense-to-act connectivity solutions for the modern connected battlespace. These advantages stem from a purpose-built platform that unifies Sensor Architecture, Sensor Hardware and Data & Software into a single, cohesive capability stack. We believe this vertically integrated model, paired with a strong intellectual property portfolio, an engineering-led culture and positions across more than 200 defense programs as of December 31, 2025 differentiates us from both established and emerging competitors. The following factors underpin our competitive differentiation, structural defensibility and long-term growth visibility.

Modular Physics-to-Software Architecture Solutions Enabling Modern Battlefield Connectivity

Our platform bridges physics-based sensing and software-based mission execution, delivering rapid, resilient and interoperable connectivity from sensor capture through data fusion to operator decision-making. Our sensor portfolio—spanning multi-frequency RF systems, antenna architectures, power/thermal subsystems, deployable space structures, airborne radar antenna and Size, Weight and Power (“SWaP”)-optimized terminals—is engineered to consistently operate in contested electromagnetic environments where jamming, denial and interference are becoming routine operational obstacles. Above the hardware layer, we provide sensor architecture capabilities, enabling embedded control logic, waveform shaping, data translation, data-capture formatting and output structuring. These layers govern how sensors behave within proliferated networks and how raw signals become fusion-ready structured data. Finally, our software ingests heterogeneous sensor inputs, fuses and correlates tracks, generates real-time operating pictures and delivers C2 functionality bridging sensing and acting. This “single pane of glass” enables critical sense-making and action across cloud-based C2 (“CBC2”), maritime C2, space connectivity and high-priority radar programs, where timely and proper action is paramount.

Each of our solutions and each layer is designed to be modular—deployable independently or as part of a broader architecture to support the specific mission. Increasingly, however, customers are choosing to engage across our full stack of capability sets, leveraging the integrated nature of our platform for faster prototyping, simpler integration and a single line of accountability. Because our software, sensor models and hardware share common architectural foundations, expanding from one layer to the next is operationally effective, deepening our position within programs over time.

Substantial Portfolio of Proprietary Intellectual Property and Deep Technical Heritage Across Both Design and Manufacturing

Our platform is underpinned by significant proprietary intellectual property and by an experienced, mission-oriented workforce with meaningful concentrations of cleared, engineering and software talent that has developed, qualified and sustained this intellectual property over decades. This includes proprietary antenna design libraries, advanced waveform models, precision feed architectures, embedded signal processing modules and a growing suite of mission software engines. Our proprietary design libraries have been developed across decades of space, radar, RF and autonomy heritage. On the manufacturing side, we maintain a vertically integrated design-test-manufacture capability with proprietary fabrication methods, precision assembly processes and hard-to-replicate manufacturing intellectual property that are essential to delivering production-grade systems at scale. We believe that this technical depth cannot be quickly replicated, especially given the increasingly complex technical and qualification requirements associated with space payloads, high-power radar and maritime surveillance programs.

Our AI-enabled design ecosystem further strengthens our intellectual property and engineering advantage by increasing development velocity, supporting architectural reuse and accelerating next-generation solution development. This environment integrates physics-based modeling, antenna optimization libraries, swarm autonomy frameworks and multi-domain propagation tools. It accelerates development cycles and allows our engineers to simulate next-generation sensing, linking and fusion behaviors before fielding new hardware.

Aligned with High-Consequence Critical Defense Priorities

Our capabilities are aligned with high-consequence critical defense priorities, including air and missile defense, proliferated space ISR, resilient satellite communications (“SATCOM”), next-generation radar architectures, coastal surveillance and autonomous maritime defense. These priorities involve complex physics, high data volumes, cross-platform integration and strict real-time requirements. As a result, governments and prime contractors rely on suppliers capable of delivering precision hardware, interoperable architectures and high-performance software. Our ability to deliver across all three capabilities positions us as a preferred partner for mission-critical programs both domestically and abroad, where allied nation military customers continue to seek sovereign-ready architectures for sensing, communications and C2 missions.

We are strategically aligned with priority production programs and emerging defense architectures that span the all-domain connected battlespace. Unlike suppliers tied to a single domain or platform family, our capabilities are designed to operate across domains using a common technical foundation that supports reuse and rapid adaptation. For example, multi-axis antennas developed for space payloads share key design elements with airborne radar antenna, while maritime radar subsystems leverage RF and thermal architectures developed for high-power land-based systems. This cross-domain approach reflects evolving customer investment priorities as C2, sensing and decision layers converge through integrated mission fabrics such as JADC2, Golden Dome and NATO air and missile defense. As C2 becomes increasingly software-defined and data-centric, customers favor partners that can deliver interoperable solutions with long-term upgrade horizons, reinforcing our recurring revenue, long-standing customer relationships and role in next-generation defense architectures.

Balanced Business Model with Deep Customer Relationships Underpinning Sole- or Single-Source Positions and Revenue Visibility

We maintain positions across more than 200 active defense programs as of December 31, 2025, creating a highly diversified revenue mix across missions, customers and geographies. In 2025, approximately 90% of our revenue was derived from sole- or single-source positions, reflecting what we believe to be a result of a strong intellectual property portfolio, embedded design authority and consistent delivery of quality, with no individual program contributing more than 7% of revenue. Our high percentage of sole- or single-source positions bolsters our competitive strength, allowing us to offer our differentiated technology as a merchant supplier, often as part of multiple bids in the same competition. This structure significantly mitigates program-specific and customer concentration risk while preserving exposure to high-priority defense investments. Our revenue base spans the DoW programs and a growing set of allied nation programs, with approximately 85% of revenue generated from U.S. programs and 15% from international allied nation programs as of December 31, 2025.

This diversification is reinforced by our participation across multiple high-consequence core missions, including Air & Missile Defense, Maritime Domain Awareness and Space ISR & Resilient Communications. Our content is typically embedded across radar, space payload, RF terminal, C2 and mission software programs, typically entering at early architecture and design phases and extending through long production, sustainment and upgrade cycles. As a result, we benefit from follow-on awards, high switching costs and limited competitive displacement. We also benefit from a high follow-on renewal rate on these existing programs, which drives strong visibility and a fixed growth vector. The combination of sole- or single-source positioning, broad program coverage and cross-domain applicability creates a resilient, multi-mission revenue profile aligned with enduring defense priorities and long-duration investment cycles.

Attractive and Scalable Financial Profile

We have built an integrated defense technology business anchored in proprietary intellectual property, engineering depth and in-house manufacturing and software execution. This operating model has translated into steady growth, improved profitability and meaningful cash generation across the program lifecycle. We reported net losses of approximately $13.0 million, $9.7 million and $11.8 million for the six months ended June 30, 2026, the six months ended June 30, 2025 and the twelve months ended June 30, 2026, respectively. Our net loss margins were approximately 5.4%, 5.4% and 2.6% for the six months ended June 30, 2026, the six months ended June 30, 2025 and the twelve months ended June 30, 2026, respectively. We generated Adjusted EBITDA of $37.8 million, $25.3 million and $75.1 million for the six months ended June 30, 2026, the six months ended June 30, 2025 and the twelve months ended June 30, 2026, respectively. We had Adjusted EBITDA Margins of approximately 15.7%, 14.1% and 16.7% for the six months ended June 30, 2026, the six months ended June 30, 2025 and the twelve months ended June 30, 2026, respectively.

For the year ended December 31, 2025, we reported a net loss of approximately $8.5 million, compared to a net loss of approximately $31.0 million for the year ended December 31, 2024. Our net loss margin was approximately 2.2% for the year ended December 31, 2025 as compared to 9.3% for the year ended December 31, 2024. For the year ended December 31, 2025, we generated Adjusted EBITDA of $62.6 million, reflecting approximately 28.6% growth from $48.6 million for the year ended December 31, 2024. We had an Adjusted EBITDA Margin of approximately 16.1% for the year ended December 31, 2025 as compared to 14.6% for the year ended December 31, 2024. These results reflect our positioning within long-duration defense programs where technical differentiation, design authority and sole-, single- or limited-source content drive durable participation over the program lifecycle.

Experienced Leadership with Deep Defense and Operational Expertise

Our platform is led by an experienced management team with deep expertise across defense, operations, engineering, and M&A integration. Our leadership team brings proven capabilities in operational execution, strategic planning and scaling complex organizations. Through disciplined investment in talent, organic initiatives and selective acquisitions, we remain focused on scaling an increasingly integrated platform positioned to navigate evolving defense procurement dynamics and drive long-term, sustainable growth.

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Brian Morrison, our Chief Executive Officer, previously served as Chief Executive Officer of Accelint, leading the business prior to the formation of Lyntris in May 2026. Prior to Lyntris and Accelint, Brian held senior roles in the defense and intelligence technology sector at various firms, including Executive Vice President & Group General Manager for Cyber & Mission Solutions at AeroVironment (“BlueHalo”), as well as key Vice President and General Manager positions at General Dynamics Mission Systems. He has also held various senior government roles, including Deputy Assistant Secretary at the DoW and Deputy Staff Director & General Counsel for the House Permanent Select Committee on Intelligence. He served on active duty as a military officer in Iraq in 2007.

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Matthew Alty, our President and Vice Chair, previously served as Chief Executive Officer of Vitesse beginning in 2020, where he led the company’s transformation into a premier merchant supplier of sensor hardware and sensor architecture, expanding its national footprint across multiple facilities. He previously served as Chief Operating Officer of Valence Surface Technologies, integrating nine acquisitions to build North America’s largest aerospace-accredited surface finishing platform, and held senior global leadership roles at Bodycote PLC, overseeing its surface technology business across five countries. He also currently serves as a director on the board of directors of Karman Holdings Inc. (NYSE: KRMN), an aerospace and defense company (“Karman”).

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Tim Paulin, our Chief Financial Officer, previously served as Chief Financial Officer of Accelint, bringing over 15 years of financial leadership across defense technology, investment banking and enterprise operations. Prior to Accelint, he was the Chief Financial Officer of Accelint Industries, Inc. (f/k/a Hypergiant Industries, Inc.) where he led the company through rapid growth and operational scaling. He also held finance leadership roles at Subspace and Global Music Rights, after beginning his career in M&A investment banking.

Growth Strategy

Our growth strategy is centered on expanding our role as a merchant supplier of critical subsystems and a provider of integrated solutions across the sense-to-act value chain. We believe the initiatives below position us to deliver sustained growth over long program lifecycles, supported by customer demand for resilient sensing, data fusion, C2 and next-generation mission software:

Embedded Growth from Programs in Priority Mission Areas

A key source of organic growth comes from long-cycle programs in priority mission areas where we already provide mission-critical subsystem, architecture or software content. As these programs move through production, sustainment and upgrade cycles, we believe they can generate revenue growth over long lifecycles. Because many of these positions are sole- or single-source, and include our core proprietary intellectual property embedded in program specifications, we believe our incumbent positions provide meaningful visibility as build rates increase and these programs continue to mature.

This embedded growth is supported in particular by long-term demand across priority mission areas, where revenue on existing programs can grow through:

•	production increases on flagship programs;

•	subsystem refreshes and software updates;

•	sustainment and upgrade cycle participation; and

•	follow-on awards and option exercises.

Increases in Program Scope and Content

We believe follow-on awards, recompetes and scope expansions create opportunities to increase our share of contract value on programs and customer relationships where we are already embedded. Unlike embedded growth from rising build rates on existing programs, this initiative is about increasing our scope within those same programs and customer relationships by demonstrating performance, cross-selling capabilities and expanding into broader solution areas as our customer requirements evolve. We believe the long lifecycles of our programs give us repeated opportunities to add scope over time, while recompetes can provide opportunities for more significant scope expansion.

We believe increases in program scope and content can come from:

•	adding hardware, architecture and software content within existing programs and for existing customers;

•	cross-selling integrated payload, RF terminal and related communications capabilities;

•	expanding from subsystem content into broader scope solutions; and

•	leveraging in-house manufacturing and test capabilities to support larger, more integrated awards.

This is particularly relevant in space and communications programs, where customers increasingly seek broader integrated payload, RF terminal, sensor architecture and software solutions rather than components. Across our offerings, we believe our breadth of capabilities, from physics to software, together with our in-house manufacturing and test capabilities, positions us to increase our program scope and content and customer relationships where we already have credibility and existing positions.

Extend Existing Capabilities into Adjacent Missions and Customer Sets

We believe our incumbent positions, mission heritage and broad capability set allow us to expand into adjacent missions and customer sets that are closely related to capabilities we already provide. These opportunities typically arise from existing customer relationships, analogous mission environments, or customer needs adjacent to programs we already support. We believe this is particularly relevant in allied nation markets, where customers increasingly seek modular, sovereign-ready solutions that can be adapted to local operating requirements and deployed on accelerated timelines.

We believe adjacent mission and customer-set expansion is supported by opportunities in:

•	turnkey C2 and mission-software deployments for allied nation military customers;

•	space and communications solutions, including integrated payload opportunities, for sovereign customer needs;

•	maritime and autonomous applications adjacent to programs we already support; and

•	related sensing, communications and mission-software applications that leverage capabilities we already provide.

We believe adjacent opportunities allow us to leverage established customer relationships, technical credibility and mission knowledge to expand beyond our initial scope of work.

Execute Targeted Acquisitions

We have executed a disciplined buy-and-build strategy focused on acquiring companies with core proprietary intellectual property and complementary capabilities across the sense-to-act value chain. We seek targeted acquisitions that can deepen technical expertise, broaden our capability set and enhance our ability to deliver increasingly integrated solutions to customers. Our strategy prioritizes capabilities that are mutually enabling with our existing platform and aligned with customer demand, rather than scale for its own sake. We identify acquisition opportunities through existing industry relationships, including collaborators, competitors and customer relationships.

Our key acquisition criteria include:

•	core proprietary intellectual property and differentiated technical capabilities;

•	complementarity with our existing hardware, architecture and software layers;

•	applicability across multiple programs, customers and missions; and

•	the ability to enhance our modular yet increasingly integrated solution set.

We have completed 12 strategic acquisitions since 2018, largely through proprietary or lightly-banked processes, and we continue to see a broad pipeline of similar opportunities. We believe our approach to acquisitions can reinforce our existing platform, support expansion into new capabilities and improve our ability to serve customers with a broader and more differentiated solution offering.

Recent Developments

On July 31, 2026, we entered into a new credit facility (the “New Credit Facility”) by and among Lyntris Inc., as borrower, the lenders and issuing banks from time to time party thereto, and Citibank, N.A. (“Citi”), as the administrative agent and collateral agent for the lenders, providing for a new $200 million term loan and a $100 million revolving line of credit (with a $10 million sublimit for issuances of letters of credit). Each of the new term loan and the revolving line of credit matures on July 31, 2031. Amounts under the term loan facility are subject to amortization in quarterly installments, commencing on September 30, 2026, in aggregate annual amounts equal to (i) during the first year, two and one-half percent of the original amount borrowed, (ii) during the second and third years, five percent of the original amount borrowed, (iii) during the fourth year, seven and one-half of one percent of the original amount borrowed, and (iv) during the fifth year, ten percent of the original amount borrowed, with the remaining principal balance advanced under the term loan facility due on July 31, 2031. Borrowings under the New Credit Facility bear interest in cash at a rate per annum equal to, at our option, either (i) a base rate plus a margin of between 1.50% and 2.50% per annum and (ii) term SOFR (which term SOFR borrowings may have 1, 3 or 6 month interest periods, at our option) plus a margin of between 2.50% and 3.50% per annum, in each case depending on our total net leverage ratio. We expect a reduction in interest expense under the New Credit Facility compared to the Prior Credit Facilities due to the Refinancing (each as defined below).

The New Credit Facility contains certain financial covenants, including a requirement to maintain, commencing with the fiscal quarter ending December 31, 2026, a Consolidated Total Net Leverage Ratio of less than or equal to 4.25 to 1.00 (decreasing to 4.00 to 1.00 with respect to the fiscal quarters ending June 30, 2027 and September 30, 2027, 3.75 to 1.00 with respect to the fiscal quarters ending December 31, 2027 and March 31, 2028 and 3.50 to 1.00 with respect to each fiscal quarter ending thereafter, and subject to a temporary increase to 4.00 to 1.00 with respect to any fiscal quarter in which a material acquisition is consummated) and a Fixed Charge Coverage Ratio of not less than 1.25 to 1.00, in each case tested on a quarterly basis and calculated in accordance with the credit agreement governing the New Credit Facility.

Additionally, the New Credit Facility contains certain customary covenants that restrict activities of Lyntris Inc. and its subsidiaries as well as customary events of default.

The obligations under the New Credit Facility are secured by substantially all of our assets and the assets of our subsidiaries which are guarantors on the New Credit Facility.

As of June 30, 2026, we had $118.8 million aggregate principal amount of borrowings outstanding under our Accelint Credit Facility and $157.7 million aggregate principal amount of borrowings outstanding under our Vitesse Credit Facility (each as defined herein, and together the “Prior Credit Facilities”). On July 31, 2026, we used cash on hand, the proceeds from the term loan, and approximately $73.2 million drawn from the revolving credit facility to repay all amounts outstanding under our Prior Credit Facilities, together with fees and expenses relating thereto. These transactions are collectively referred to herein as the “Refinancing.”

We intend to use the net proceeds from this offering to repay approximately $60.0 million outstanding under our New Credit Facility. See “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.”

Summary of Risk Factors

There are a number of risks relating to our business, this offering and our common stock that you should consider before you decide to participate in this offering. You should carefully consider all of the risks described in “Risk Factors” before deciding to invest in our common stock. If any of these risks actually occur, our business, results of operations, prospects and financial condition may be materially adversely affected. In such case, the trading price of our common stock may decline and you may lose part or all of your investment. Some of the principal risks we face include:

•	our business and growth are concentrated across customers in the defense and U.S. national security sectors;

•	our reliance on government spending priorities subjects us to appropriations and budgetary and U.S. national security policy decisions that are largely outside of our control;

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we depend on U.S. government contracts, which are generally not fully funded at inception, may be undefinitized at the start of performance and are subject to competitive bidding, cancellation or delay without penalty;

•	our customers may early terminate, pause or stop work orders, whether or not as a result of a breach by us or our failure to perform in accordance with the contractual requirements;

•	the failure of our subcontractors or suppliers to perform or the scarcity, unavailability or increased cost of critical components or raw materials;

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the challenges of operating in highly competitive markets, including the risk that we may not be able to expand our customer base, achieve broad market acceptance or compete effectively against larger or better-resourced competitors;

•	our limited operating history as a combined company, history of net losses and ability to achieve or maintain profitability;

•	our ability to realize the full amounts estimated under the contracts in our backlog as revenue;

•	our ability to consummate acquisitions on satisfactory terms or effectively integrate acquired operations;

•	we depend on our executive officers, senior management team and highly trained employees, and may experience work stoppages, difficulty hiring similar employees or ineffective succession planning;

•	shortfalls in available external R&D funding;

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we have classified contracts with the U.S. government, which may limit investor insight into portions of our business, constrain our operational flexibility or limit our responsiveness to commercial opportunities;

•	the ongoing impact of geopolitical conflicts, including the Russia-Ukraine conflict and conflicts in the Middle East;

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we may experience technology failures, cybersecurity incidents, data breaches or other unauthorized access to or use of our information technology systems and the data stored thereon, including sensitive, confidential or proprietary information;

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the failure to adequately establish, maintain, protect or enforce our intellectual property and proprietary rights, as well as allegations by third parties that we are infringing, misappropriating or otherwise violating their intellectual property rights;

•	our failure to comply with applicable economic and trade sanctions or anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”);

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our business and operations expose us to numerous legal and regulatory requirements, including environmental laws, the National Industrial Security Program Operating Manual rule (“NISPOM”) and export control laws, including the International Traffic in Arms Regulations (“ITAR”);

•	changes in trade policies, tariffs, inflation, recession and other macroeconomic or market conditions;

•	we may need to raise additional capital, and we cannot be sure that additional financing will be available;

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if we are unable to remediate the material weaknesses we have identified in our internal control over financial reporting or to maintain effective internal controls, the accuracy and timeliness of our financial reporting may be materially adversely affected;

•	we have substantial indebtedness, and we may not be able to generate sufficient cash to service all of such indebtedness;

•	as an emerging growth company, we are able to avail ourselves of reduced disclosure requirements;

•	we will incur significant increased costs and devote substantial management time to new compliance matters as a result of becoming a public company; and

•	anti-takeover provisions in our organizational documents and under Delaware law could delay or prevent a change of control.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are applicable to other companies that are not emerging growth companies.

Accordingly, in this prospectus, we (i) have presented only two years of audited financial statements; and (ii) have not included a compensation discussion and analysis of our executive compensation programs. In addition, for so long as we are an emerging growth company, among other exemptions, we will:

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be permitted to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our periodic reports and registration statements, including in this prospectus;

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not be required to disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of our Chief Executive Officer’s compensation to median employee compensation;

•	not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

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not be required to comply with any requirements that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis); and

•	not be required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes.”

We will remain an “emerging growth company” until the earliest to occur of:

•	the last day of the fiscal year for which we report $1.235 billion or more in annual gross revenue;

•	the date on which we become a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates;

•	the date on which we issue, in any three-year period, more than $1.0 billion in non-convertible debt; and

•	the last day of the fiscal year following the fifth anniversary of the completion of this initial public offering.

The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) also permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended period under the JOBS Act. As a result, our results of operations and financial statements may not be comparable to the results of operations and financial statements of other companies who have adopted the new or revised accounting standards. It is possible that some investors will find our common stock less attractive as a result of these elections, which may result in a less active trading market for our common stock and higher volatility in our stock price. For additional information, see “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our common stock less attractive to investors.”

Channels for Disclosure of Information

Investors, the media, and others should note that we intend to announce material information to the public through filings with the SEC, the investor relations page on our website (www.investors.lyntris.com), press releases, public conference calls, public webcasts, our X account (https://x.com/teamlyntris), our LinkedIn page (https://www.linkedin.com/company/lyntris/) and our company news webpage (https://www.lyntris.com/resources).

The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels. Information disclosed through these channels does not constitute part of this prospectus and is not incorporated by reference herein.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Our Corporate Information

We currently operate as a Delaware corporation under the name Lyntris Inc., which is a holding company that holds all of the equity interests of our operating subsidiaries. We previously operated as a Delaware limited liability company under the name Lyntris LLC. Lyntris LLC was formed on April 6, 2026 and was converted into a Delaware corporation on May 1, 2026. On May 7, 2026, Lyntris Inc. combined with two businesses under common control, each of which was a portfolio company of Trive Capital. Prior to the Combination, these businesses operated as Accelint and Vitesse. Trive Capital obtained control of Accelint and Vitesse on

November 9, 2022 and December 21, 2018, respectively, through the acquisition of a majority of the outstanding equity interests of each company. The Combination was accounted for as a common control transaction. The historical consolidated financial statements, the summary historical consolidated financial data and the other financial information included in this prospectus are those of Lyntris Inc. and have been retrospectively combined to reflect the Combination between Accelint and Vitesse as though the businesses had operated as a single entity. The assets, liabilities, equity, revenues, and expenses of the combining entities have been presented on a combined basis for all periods presented using historical carrying amounts, and comparative periods reflect the entities as if they had always been combined.

Our principal offices are located at 3130 Fairview Park Dr., Suite 230, Falls Church, Virginia 22042. Our telephone number is (571) 463-5550. We maintain a website at www.lyntris.com. The reference to our website is intended to be an inactive textual reference only. The information contained on, or that can be accessed through, our website is not part of this prospectus.

Our Relationship with Trive Capital

Substantially concurrent with the consummation of this offering, Trive Capital, our largest stockholder and beneficial owner of approximately 69% of our outstanding common stock prior to this offering (through its vehicles Trive Capital Fund IV LP, Trive Capital Fund II LP, Trive Capital Fund II (Offshore) LP and Trive Capital Fund IV-A LP, collectively, the “Trive Vehicles”), will effectuate a pro rata distribution-in-kind to its limited and general partners for no consideration, consisting of all shares of common stock held by such vehicles that are not sold in this offering (the “Trive LP Distribution”). In connection with and upon the effectuation of the Trive LP Distribution, the recipients of the Trive LP Distribution, whose distributed shares will represent in the aggregate approximately 59% of our outstanding common stock after giving effect to the offering and the Trive LP Distribution (assuming no exercise of the underwriters’ option to purchase additional shares), will be bound by a new lock-up restriction that, subject to certain customary exceptions, restricts the sale of 25% of such distributed shares for 180 days following the offering, 25% of such distributed shares for 360 days following the offering, 25% of such distributed shares for 540 days following the offering and the remainder of such distributed shares for 720 days following the offering. If requested by any Trive LP in connection with the Trive LP Distribution, Trive Capital may continue to manage the shares for such Trive LP following the Trive LP Distribution (and, as a result, Trive Capital may have voting and dispositive power over such shares). Subject to continuing to manage shares as a result of such requests, after giving effect to the Trive LP Distribution, Trive Capital will no longer beneficially own any shares of our common stock. The Trive LP Distribution is contingent upon the consummation of this offering, but the consummation of this offering is not contingent upon the Trive LP Distribution. See “Shares Eligible for Future Sale—Lock-up Agreements—IPO Lock-Up” and “Underwriting (Conflicts of Interest)” for a description of all of the lock-up agreements applicable to our shares.

THE OFFERING

Issuer	Lyntris Inc.

Common stock offered by us	4,878,049 shares of common stock.

Common stock offered by the selling stockholders	19,121,951 shares of common stock (or 22,721,951 shares if the underwriters exercise in full their option to purchase additional shares of common stock).

Underwriters’ option to purchase additional shares of common stock	The selling stockholders have granted the underwriters an option to purchase up to an additional 3,600,000 shares of common stock, solely to cover over-allotments, if any, at the public offering price less underwriting discounts and commissions, for 30 days after the date of this prospectus.

Common stock to be outstanding immediately after this offering	115,113,147 shares of common stock.

Use of proceeds	We estimate that the net proceeds to us from the sale of the shares of our common stock in this offering will be approximately $69.5 million, based upon an assumed initial public offering price of $20.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders, including any shares of common stock sold by the selling stockholders pursuant to the underwriters’ option to purchase additional shares.

We currently intend to use the net proceeds we receive from this offering, together with our existing cash, cash equivalents and short-term investments, to (i) repay approximately $60.0 million outstanding under our new revolving credit facility and (ii) use the remainder, if any, for general corporate purposes, including additional development efforts, working capital and operational expenses. See “Use of Proceeds” for additional information.

Conflicts of interest

Because an affiliate of Citigroup Global Markets Inc. is an administrative agent and collateral agent under the New Credit Facility and will receive 5% or more of the net proceeds of this offering due to the repayment of borrowings under the New Credit Facility, Citigroup Global Markets Inc. is deemed to have a conflict of interest within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, this offering will be conducted in accordance with Rule 5121, which requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this prospectus.

Evercore Group L.L.C. has agreed to act as a qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act of 1933, as amended (the “Securities Act”), specifically including those inherent in Section 11 thereof. Evercore Group L.L.C. will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify Evercore Group L.L.C. against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. See “Underwriting (Conflicts of Interest)—Conflicts of Interest.”

Our Relationship with Trive Capital	Substantially concurrent with the consummation of this offering, Trive Capital, our largest stockholder and beneficial owner of approximately 69% of our outstanding common stock prior to this offering (through its vehicles Trive Capital Fund IV LP, Trive Capital Fund II LP, Trive Capital Fund II (Offshore) LP and Trive Capital Fund IV-A LP, collectively, the “Trive Vehicles”), will effectuate a pro rata distribution-in-kind to its limited and general partners for no consideration, consisting of all shares of common stock held by such vehicles that are not sold in this offering (the “Trive LP Distribution”). In connection with and upon the effectuation of the Trive LP Distribution, the recipients of the Trive LP Distribution, whose distributed shares will represent in the aggregate approximately 59% of our outstanding common stock after giving effect to the offering and the Trive LP Distribution (assuming no exercise of the underwriters’ option to purchase additional shares), will be bound by a new lock-up restriction that, subject to certain customary exceptions, restricts the sale of 25% of such distributed shares for 180 days following the offering, 25% of such distributed shares for 360 days following the offering, 25% of such distributed shares for 540 days following the offering and the remainder of such distributed shares for 720 days following the offering. If requested by any Trive LP in connection with the Trive LP Distribution, Trive Capital may continue to manage the shares for such Trive LP following the Trive LP Distribution (and, as a result, Trive Capital may have voting and dispositive power over such shares). Subject to continuing to manage shares as a result of such requests, after giving effect to the Trive LP Distribution, Trive Capital will no longer beneficially own any shares of our common stock. The Trive LP Distribution is contingent upon the consummation of this offering, but the consummation of this offering is not contingent upon the Trive LP Distribution. See “Shares Eligible for Future Sale—Lock-up Agreements—IPO Lock-Up” and “Underwriting (Conflicts of Interest)” for a description of all of the lock-up agreements applicable to our shares.

Dividend policy

We currently expect to retain all future earnings for use in the operation and expansion of our business and have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors (the “Board”) and will depend on, among other things, our results of operations, cash requirements, financial condition, legal, tax, regulatory and contractual restrictions, including restrictions under indebtedness we currently have or may incur and other factors that our Board may deem relevant. See “Dividend Policy” beginning on page 78 for additional information.

Risk factors	Investing in shares of our common stock involves a high degree of risk. See “Risk Factors” beginning on page 21 for a discussion of factors you should carefully consider before investing in shares of our common stock.

Listing	We have applied to list our common stock on the NYSE under the symbol “LYNX.”

The number of shares of our common stock to be outstanding following the completion of this offering is based on 110,235,098 shares of our common stock outstanding, and excludes 12,790,350 shares of common stock reserved for future issuance under our 2026 Stock Incentive Plan (the “2026 Plan”), which will become effective in connection with this offering. See “Executive Compensation—2026 Stock Incentive Plan” elsewhere in this prospectus for additional information. Unless we indicate otherwise or context otherwise requires, this prospectus excludes the impact of the Refinancing.

Unless we indicate otherwise or context otherwise requires, this prospectus reflects and assumes:

•	an initial public offering price of $20.50 per share of our common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus;

•

the filing and effectiveness of our amended and restated certificate of incorporation prior to the completion of this offering and the adoption of our amended and restated bylaws upon the effectiveness of the registration statement of which this prospectus forms a part; and

•	the 2026 Stock Split.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present summary historical consolidated financial and other data of Lyntris Inc. and its consolidated subsidiaries. The summary consolidated statements of operations data for the years ended December 31, 2025 and 2024 and the summary balance sheet data as of December 31, 2025 and 2024 are derived from our audited financial statements and notes that are included elsewhere in this prospectus. The summary consolidated statements of operations data for the six months ended June 30, 2026 and 2025 and the summary balance sheet data as of June 30, 2026 is derived from our unaudited interim condensed financial statements and notes that are included elsewhere in this prospectus. The audited consolidated financial statements and the unaudited interim condensed consolidated financial statements reflect the operations, financial condition and cash flows of the combined entities on a combined basis for all periods presented using historical carrying amounts, and comparative periods reflect the entities as if they had always been combined. See “Basis of Presentation” and the notes to our audited consolidated financial statements included elsewhere in this prospectus for additional information. The summary consolidated financial data in this section are not intended to replace the consolidated financial statements and related notes thereto included elsewhere in this prospectus and are qualified in their entirety by the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the summary historical financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Consolidated Statement of Operations Data:

	Six Months Ended June 30,		Years Ended December 31,
	2026	2025	2025	2024
(dollars in thousands)
Revenue	$240,984	$179,083	$388,943	$333,955
Cost of revenue	176,916	126,750	273,829	233,602

Gross profit	$64,068	$52,333	$115,114	$100,353

Operating expenses:
Selling, general and administrative expenses	$56,170	$38,794	$77,540	$81,958
Depreciation and amortization	6,892	6,156	12,742	13,474

Total operating expenses	$63,062	$44,950	$90,282	$95,432

Operating income	$1,006	$7,383	$24,832	$4,921

Other expense:
Interest expense, net	$16,867	$16,832	$33,750	$34,685

Total other expense	$16,867	$16,832	$33,750	$34,685

Loss before provision for income taxes	$(15,861)	$(9,449)	$(8,918)	$(29,764)
Provision for (benefit from) income taxes	(2,815)	256	(460)	1,253

Net loss	$(13,046)	$(9,705)	$(8,458)	$(31,017)

Net loss per share attributed to common stockholders, basic and diluted(1)	$(0.12)	$(0.10)	$(0.09)	$(0.33)

Weighted average shares used in computed net loss per share attributed to common stockholders, basic and diluted(1)	106,782	95,427	98,843	94,004

(1)	See Note 16 to our audited consolidated financial statements and Note 16 to our unaudited interim condensed financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share attributable to common stockholders and the weighted-average shares used in computing the per share amounts.

Balance Sheet Data:

	As of June 30,	As of December 31,
	2026	2025	2024
(dollars in thousands)
Cash	$29,158	$19,148	$9,863
Total assets	516,071	476,511	413,097
Total liabilities	459,214	421,659	379,086
Total stockholders’ equity	56,857	54,852	34,011

Statement of Cash Flows Data:

	Six Months Ended June 30,		Year Ended December 31,
	2026	2025	2025	2024
(dollars in thousands)
Cash flows provided by (used in):
Operating activities	34,866	(13,296)	(20,911)	(9,916)
Investing activities	(12,363)	(2,824)	(23,160)	(8,451)
Financing activities	(11,106)	13,776	56,256	4,742

	Six Months Ended June 30,		Year Ended December 31,
	2026	2025	2025	2024
(dollars in thousands)
Other Financial and Operating Data:(1)
Adjusted net income / (loss)(2)	9,165	(1,225)	9,196	(7,782)
EBITDA(2)	14,489	19,492	50,288	30,228
Adjusted EBITDA(2)	37,830	25,267	62,559	48,648
Backlog(3)	923,883	436,112	475,849	413,188
Net loss margin(4)	(5.4%)	(5.4%)	(2.2%)	(9.3%)
Adjusted EBITDA Margin(2)(4)	15.7%	14.1%	16.1%	14.6%

(1)	For definitions and further information about how we calculate financial and operating data, including a reconciliation of the non-GAAP financial measures to their most directly comparable financial measure calculated in accordance with U.S. GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operational and Non-GAAP Financial Measures.”
(2)	EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income (Loss) are included in this prospectus as measures of our overall performance. For definitions and reconciliations of these measures to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operational and Non-GAAP Financial Measures.”
(3)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Backlog” for a description of how we define and calculate backlog. Backlog is not a measure defined under U.S. GAAP and may not be comparable to similarly titled measures used by other companies.
(4)	Calculated as a percentage of revenue.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the risks and uncertainties described below, together with the other information contained in this prospectus, including in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in our audited consolidated financial statements and the related notes. These material risks and uncertainties could negatively affect our business and financial condition and could cause our actual results to differ materially from those expressed in forward-looking statements contained in this prospectus. See “Cautionary Note Regarding Forward-Looking Statements.” The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently believe are immaterial, also may impair our business, results of operations, prospects and financial condition. In that event, the trading price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Strategy, Business and Operations

Our business and growth are concentrated across customers in the defense and U.S. national security sectors. Government decisions or delays may impact contract awards or result in program delays, cancellations, or scope reductions that are largely outside of our control. Changes, delays or reductions in U.S. or allied nations’ government spending priorities, programs or U.S. national security policy could adversely affect our revenue and growth targets.

We provide sense-to-act connectivity solutions—spanning our Sensor Architecture, Sensor Hardware, and Data & Software capability sets—for the modern, connected battlespace across three high-growth core missions: Maritime Domain Awareness; Air & Missile Defense; and Space ISR & Resilient Communications. As of December 31, 2025, we support more than 200 defense programs with approximately 150 customers across the DoW, intelligence community, prime contractors and allied nation defense organizations. While no single program represented more than 7% of total revenue for the year ended December 31, 2025, and approximately 90% of our revenue derived from sole- or single-source positions, our business is substantially dependent on long-term government and prime contractor programs, which in turn rely on appropriations and funding from the U.S. government and allied nations. For the years ended December 31, 2025 and 2024, approximately 97% and 100%, respectively, of our total revenue was derived from U.S. contracts, substantially all of which was directly or indirectly with the U.S. government. We expect to continue to derive a significant portion of future revenue from work performed under U.S. government contracts and programs. As such, changes in spending priorities and levels by these governments have a significant impact on our revenue, business, results of operations and growth strategy. These decisions are often driven by shifting budget priorities, geopolitical developments, changes in administration policy, or appropriations actions that we cannot predict or influence. Any reduction, delay, or reprioritization in these spending levels could materially and adversely affect our revenue, backlog and results of operations.

U.S. government contracts are generally not fully funded at inception and may be undefinitized at the time of the start of performance. Significant delays or reductions in U.S. government appropriations for our programs and funding more broadly may negatively impact our business and programs and could have a material adverse effect on our results of operations, financial condition and/or cash flows.

U.S. government contracts typically involve long lead times for design and development and are subject to significant changes in contract scheduling. Congress generally appropriates funds on a fiscal year basis even though a program may continue for several years. Consequently, programs are often partially funded initially and additional funds are committed only as Congress makes further appropriations. The termination or reduction of funding for a government program would result in a loss of anticipated future revenue attributable to that program. The actual receipt of revenue on awards included in backlog may never occur or may change because a program schedule could change or the program could be canceled, or a contract could be reduced, modified or terminated early. In addition, if we incur costs in excess of funds obligated on a contract, we may be at risk for reimbursement of those costs unless and until additional funds are obligated to the contract. We cannot predict the extent to which total funding and/or funding for individual programs will be included, increased or reduced as part of the annual budget process ultimately approved by Congress and the President or in separate supplemental appropriations or continuing resolutions, as applicable.

Furthermore, we may operate from time to time under undefinitized contract actions (“UCAs”), under which we may begin performance at the direction of the U.S. government prior to completing contract negotiations regarding pricing, specifications and other terms. Under a UCA, the U.S. government has the ability to unilaterally definitize contracts and, absent a successful appeal of such action, the unilateral definitization of the contract would obligate us to perform under terms and conditions imposed by the U.S. government. Such unilaterally imposed contract terms could include less favorable pricing and/or terms and conditions more burdensome than those negotiated in other circumstances, which could negatively affect our expected profitability under such contract and could materially adversely affect our business, results of operations, prospects and financial condition.

Laws and plans adopted by the U.S. government relating to, along with pressures on and uncertainty surrounding, the federal budget, potential changes in priorities and defense spending levels, sequestration, the appropriations process, use of continuing resolutions (with restrictions, e.g., on new starts) and the permissible federal debt limit, could adversely affect the funding for individual programs and delay purchasing or payment decisions by our customers as well as our ability to timely obtain export licenses to fulfill contracts with our international customers. In the event U.S. government funding for our significant programs becomes unavailable, or is reduced or delayed, or planned orders are reduced, our contract or subcontract under such programs may be terminated or adjusted by the U.S. government or the prime contractor.

If annual appropriations bills are not enacted in a timely manner, the U.S. government may operate under a continuing resolution, restricting new contract or program starts, presenting resource allocation challenges and placing limitations on some planned program budgets, and we may face additional government shutdowns of unknown duration. If a prolonged government shutdown of the DoW were to occur, it could result in program cancellations, disruptions and/or stop work orders and could limit the U.S. government’s ability to effectively progress programs and to make timely payments, and our ability to perform on our U.S. government contracts and successfully compete for new work. We believe continued budget pressures would have serious negative consequences for the security of our country, the defense industrial base, including our Company, and the customers, employees, suppliers, investors and communities that rely on companies in the defense industrial base. It is likely budget and program decisions made in this environment will have long-term implications for us and the entire defense industry.

Additionally, funding for certain programs in which we participate may be reduced, delayed or canceled, and budget cuts globally could adversely affect the viability of our subcontractors and suppliers, and our employee base. While we believe that our business is well-positioned in connected battlespace capabilities and high consequence defense priorities that the DoW and other customers have indicated are areas of focus for future defense spending—organized across our three core missions: Maritime Domain Awareness (including coastal surveillance and autonomous maritime defense); Air & Missile Defense (including next-generation radar architectures); and Space ISR & Resilient Communications (including proliferated space ISR and resilient SATCOM)—the long-term impact of defense spending cuts, challenges in the appropriations process, the debt ceiling and the ongoing fiscal debates remain uncertain. Significant delays or reductions in appropriations, long-term funding under a continuing resolution, an extended debt ceiling breach or government shutdown and/or future unfavorable budget and program decisions, among other items, may negatively impact our business and programs and could have a material adverse effect on our results of operations, financial condition and/or cash flows.

Government contracts differ materially from standard commercial contracts, including being subject to the process of competitive bidding. The competitive bidding process may be subject to contract cancellation or delay without penalty and can consume significant resources without generating any revenue.

Government contracts frequently include provisions that are not standard in private commercial transactions and are subject to laws and regulations that give the U.S. government rights and remedies not typically found in commercial contracts, including provisions permitting the U.S. government to:

•	terminate our existing contracts for convenience or for contractor default;

•	issue stop-work orders and suspend or pause our work which can impact our workforce and costs;

•	reduce potential future income from our existing contracts;

•	modify some of the terms and conditions in our existing contracts;

•	suspend or permanently prohibit us from doing business with the U.S. government or with any specific government agency, including based on conduct of our affiliates and agents;

•	impose fines and penalties;

•	subject us to criminal prosecution;

•	suspend work under existing multiple year contracts and related task orders if the necessary funds are not appropriated by Congress;

•	decline to exercise an option to extend an existing multiple year contract; and

•	claim rights in technologies, technical data, computer software and systems invented, developed or produced by us.

Moreover, several of our contracts do not contain a limitation of liability provision, creating a risk of responsibility for indirect, incidental damages and consequential damages. These provisions could cause substantial liability for us, especially given the use to which our solutions may be put.

Additionally, we derive significant revenue from U.S. government contracts that were awarded through a competitive bidding process, and much of the business that we expect to seek in the foreseeable future likely will be awarded through competitive bidding. Competitive bidding presents a number of risks, including the following:

•	the need to bid on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and cost overruns;

•	the substantial cost and managerial time and effort that must be spent to prepare bids and proposals for contracts that may not be awarded to us;

•	the need to estimate accurately the resources and cost structure that will be required to provide solutions under any contract we are awarded; and

•

the expense and delay that may arise if our competitors protest or challenge contract awards made to us pursuant to competitive bidding, and the risk that any such protest or challenge could result in the delay of our contract performance, the distraction of management, the resubmission of bids on modified specifications, or in termination, reduction or modification of the awarded contract.

The laws and regulations governing U.S. government procurements provide procedures by which other bidders and interested parties may challenge the award of a government contract at the U.S. Government Accountability Office (“GAO”) or in federal court. Such challenges or protests could be filed even if there are not any valid legal grounds on which to base the challenge or protest. If any such challenges or protests are filed, the government agency may decide or be ordered to suspend our performance under the contract while such protests are being considered by the GAO or the applicable federal court, thus potentially delaying delivery of payment. In addition, we could be forced to expend significant funds to support the government’s defense of any potential award. If a challenge or protest is successful, the government agency may be ordered to terminate any one or more of our contracts and reselect bids, or may be ordered to or elect to take corrective action that could result in reevaluation or re-competition. We have experienced an increase in competitor bid protests due to the competitive environment resulting from decreased government spending in certain areas, and we believe such environment of protracted competitive bidding processes and competitor bid protests will continue.

Additionally, we may not be provided the opportunity to bid on contracts that are held by other companies and are scheduled to expire if the government extends the existing contract or procures subsequent contracts on a sole-source basis. If we are unable to win particular contracts that are awarded through a competitive bidding process, then we may not be able to support certain customers for a number of years for solutions that are provided under those contracts. If we are unable to win new contract awards over any extended period consistently, then our business, results of operations, prospects and financial condition will be materially adversely affected.

Certain of our government contracts also contain “organizational conflict of interest” clauses that could limit our ability to compete for certain related follow-on contracts. For example, when we work on the design of a particular solution, we may be precluded from competing for the contract to provide that solution. Organizational conflicts of interest may arise from circumstances in which a contractor can be considered to have an unfair competitive advantage, such as unfair access to nonpublic information or the ability to set the “ground rules” for another procurement. A December 2022 federal law requires the Federal Acquisition Regulatory Council (FAR Council) to provide and update definitions of each type of conflict of interest and provide illustrative examples of various relationships that could give rise to potential conflicts. Organizational conflicts of interest remain an active area of bid protest litigation, increasing the likelihood that competitors may leverage such arguments in an attempt to overturn agency award decisions. While we actively monitor our contracts to avoid these conflicts, to the extent that current or future organizational conflicts of interest laws, regulations and rules or interpretations thereof limit our ability to successfully compete for new contracts or task orders, our business, results of operations, prospects and financial condition could be materially adversely affected.

Many of our contracts contain performance obligations that require innovative design capabilities, are technologically complex, require state-of-the-art manufacturing expertise, or are dependent upon factors not wholly within our control. Failure to meet these obligations could adversely affect our profitability and future prospects. Early termination of client contracts, pauses or stop work orders by our customers, or contract penalties could adversely affect our results of operations.

We design, develop and manufacture technologically advanced and innovative solutions, which are applied by our customers in a variety of environments. Problems and delays in development or delivery as a result of issues with respect to design, technology, licensing and intellectual property rights, labor, inability to achieve learning curve assumptions, manufacturing materials or components could prevent us from meeting requirements. If we breach a contract or fail to perform in accordance with required contractual levels, delivery schedules, performance specifications, or other contractual requirements set forth therein, the other party thereto may terminate such contract for default, and we may be required to refund money previously paid to us by the customer or to pay penalties or other damages. Even if we have not breached, we may deal with various situations from time to time that may result in the amendment or termination of a contract, or a pause or stop work order. These steps can result in significant current period charges and/or reductions in current or future revenue, and/or delays in collection of outstanding receivables and costs incurred on the contract and impacts to our profitability. Other factors that may affect revenue and profitability include inaccurate or inadequate cost estimates, design issues, unforeseen costs and expenses not covered by insurance or indemnification from the customer, diversion of management focus in responding to unforeseen problems and loss of follow-on work. Further, as projects grow in size and complexity, multiple factors may contribute to reduced profit or possible losses. Depending on the size of the particular project, negative variations from the estimated contract costs, broad indemnification obligations and no or very high limitations of liability for losses or damages that can be indirectly tied to our solutions could make those contracts unprofitable and have a material adverse effect on our results of operations, financial condition and/or cash flows.

A significant portion of our revenue is derived from programs with long development, qualification and production cycles, which may result in revenue variability, delayed cash flows, or the deferral of anticipated growth. Our contracts typically include terms and milestones over multiple years. Changes or reductions in the terms and milestones may impact or delay our revenue and cash flow.

Our revenue, profitability and cash flows depend on our ability to perform on long-cycle defense programs that span development, qualification, production and sustainment phases. While our embedded proprietary intellectual property, early program engagement, and high percentage of sole- or single-source positions provide visibility into future revenue streams over long program lifecycles, these programs may nonetheless result in revenue variability, delayed cash flows or the deferral of anticipated growth. In addition, as programs mature and transition from active production to sustainment phases, we may enter into renegotiated pricing arrangements with customers that result in reduced revenue and/or margins on those programs relative to earlier lifecycle phases, which could adversely impact our overall profitability. Our contracts typically include terms and milestones over multiple years. Changes or reductions in the terms and milestones may impact or delay our revenue and cash flow. Achievement of our targeted growth will depend on our ability to expand existing programs or enter into new programs. When agreeing to contractual terms, our management team makes assumptions and projections about various conditions and events that may impact the amount of revenue and margin of profitability with respect to that contract. These projections and estimates assess the productivity and availability of labor, the allocation of indirect costs to labor and material costs incurred, the complexity of the work to be performed, the cost and availability of materials and components, and schedule requirements. Significant changes in one or more of these circumstances, estimates or assumptions could prevent us from performing under our contracts in accordance with their terms and timing, which could materially and adversely impact our profitability, business, financial condition and results of operations.

Our budgeted capital expenditures for backlog, targeted growth and strategic plans are based on revenue expected to be generated pursuant to existing contracts. If a customer were to default or otherwise fail to perform or be delayed in the fulfillment of its contractual obligations to us, we would be required to adjust our budget, forecasts and strategic plans, which may negatively affect our business, financial condition, cash flows and/or liquidity.

Additionally, our business and revenue frequently rely on projects with extended and estimated timelines, subjecting us to significant uncertainty about current and future global economic conditions which may cause governments, including the U.S. government, consumers and businesses to modify, defer or cancel purchases in response to tighter credit, decreased cash availability and declining consumer confidence. Accordingly, future demand for our solutions could differ materially from our current expectations. If customers are not successful in generating sufficient revenue or are precluded from securing financing, they may not be able to pay, or may delay payment of, accounts receivable that are owed to us, which may adversely affect our earnings and cash flow. The impact of any such default, failure to perform or delay may have a material adverse impact on our business, results of operations, prospects and financial condition.

Our contracts also include a mix of fixed price, cost reimbursable and time and materials arrangements. Fixed price contracts, particularly those associated with development efforts or highly engineered solutions, involve risk as we bear the impact of cost overruns or delays. Cost reimbursable and time and materials contracts generally provide for reimbursement of allowable costs, but may be subject to funding limitations and regulatory oversight. To varying degrees, there is financial risk with each of these contract types if we underestimate the costs of performance or fail to manage the program efficiently and cost-effectively. Unexpected expenses or unanticipated delays (including those caused by contract disputes or other factors outside our control, such as poor performance by our subcontractors, rising inflation, natural disasters, or other events) could result in reduced profits or losses.

Many of our contracts also include contract milestones, program phases and customer acceptance. As many of our programs progress through development, qualification, production and sustainment phases, delays in achieving key milestones or changes in program schedules may affect the timing of revenue and cash receipts. As a result, our quarterly and annual results may fluctuate based on the timing of contract performance, milestone achievement and customer funding.

We are dependent on our existing suppliers and our ability to source new suppliers for critical components of our solutions.

Our success depends on our ability to enter into and maintain supplier arrangements with parties critical to the output and production of our solutions. We do not have material long-term agreements with our suppliers, instead we work with our suppliers on a purchase-order basis. In the ordinary course of business, we may in the future have legal disputes with our suppliers, including litigation to enforce the terms of individual purchase orders. If our suppliers become unable or unwilling to provide, or experience delays in providing, components, or if our ongoing relationship with any of our suppliers is terminated or litigation is not resolved in our favor, it may be difficult to find replacement components. Due to scarce natural resources or other component availability constraints, we may not receive the full allocation of parts requested from a particular supplier due to allocation decisions outside of our control. While we believe we could establish alternate supply relationships and obtain or engineer replacement components for our single-source components, we may be unable to do so in the short term (or at all) at prices or quality levels that are acceptable to us. Alternative suppliers may also be located far from our manufacturing facilities, leading to increased costs or delays. In addition, as we evaluate opportunities to insource certain components, supply arrangements with current or future suppliers may be available on less favorable terms or not at all. Changes in business or macroeconomic conditions, governmental regulations and other factors beyond our control or that we do not presently anticipate could affect our ability to receive components from our suppliers. The unavailability of any component or supplier could result in production delays, idle manufacturing facilities, solution design changes and loss of access to important technology and tools for producing and supporting our solutions.

In addition, if our suppliers experience substantial financial difficulties, cease operations, or otherwise face business disruptions, we would be required to take measures to ensure components and materials remain available. Any disruption could affect our ability to deliver solutions and could increase our costs and negatively affect our liquidity and financial performance.

If a supplied component of our solutions becomes the subject of a field action, including a recall, we would be required to find an alternative component, which could increase our costs and cause production delays. Additionally, we may become subject to costly litigation surrounding the component.

If we do not enter into long-term supply agreements with guaranteed pricing for our parts or components, or if those long-term supply agreements are not honored by our suppliers, we may be exposed to fluctuations in prices of components, materials and equipment. Agreements for the purchase of battery cells contain or are likely to contain pricing provisions that are subject to adjustments based on changes in market prices of key commodities. Substantial increases in the prices for such components, materials, and equipment would increase our operating costs and could reduce our margins if we cannot recoup the increased costs. Increasing the announced or expected prices of our solutions in response to increased costs has previously been viewed negatively by our potential customers, and any future attempts to increase prices could have similar results, which could adversely affect our business, prospects, financial condition, results of operations and cash flow.

If our subcontractors or suppliers fail to perform their contractual obligations, or if critical components or raw materials used to manufacture our solutions or used in our development programs become scarce or unavailable, our performance, reputation, earnings and profitability and our ability to obtain future business could suffer, and we may incur delays in manufacturing and delivery of our solutions and in completing our development programs, which could damage our business.

We often rely upon other companies as subcontractors to perform work we are obligated to perform for our customers. As we secure more work under certain of our contracts, we expect to require an increasing level of support from subcontractors that provide complementary and supplementary solutions to our offerings. We are responsible for the work performed by our subcontractors, even though in some cases we have limited involvement in that work. If one or more of our subcontractors fails to satisfactorily perform the agreed-upon solutions on a timely basis or violates U.S. government contracting policies, laws or regulations, our ability to perform our obligations as a prime contractor or meet our customers’ expectations may be compromised. In extreme cases, performance or other deficiencies on the part of our subcontractors could result in a customer terminating our contract for default. A termination for default could expose us to liability, including liability for the agency’s costs of re-procurement, could damage our reputation and could hurt our ability to compete for future contracts. The inability of a supplier to meet our requirements or the requirements of our customers could have a material adverse effect on our results of operations, financial condition or cash flows.

Our ability to meet customers’ demands depends, in part, on our ability to obtain timely and adequate delivery of quality materials, parts and components from our suppliers. We obtain certain of our hardware components, various subsystems and systems from a limited group of suppliers, some of which are sole source suppliers. In addition, our manufacturing operations depend on specific technologies and companies for which there may be a limited number of vendors. Although we hold long-term non-binding contracts with certain key suppliers that establish pricing, minimize lead times and to some degree mitigate risk, we do not have long-term agreements with all suppliers that obligate them to continue to sell components or products required to build our solutions to us. Our reliance on suppliers without long-term non-binding contracts involves significant risks and uncertainties, including whether our suppliers will provide an adequate supply of required components or products of sufficient quality, will increase prices for the components or products and will perform their obligations on a timely basis. In addition, due to the shortage of qualified subcontractors and suppliers, increases in the cost of certain materials could impact our profitability under firm fixed priced contracts that we have with our customers.

Furthermore, changes in economic conditions, including changes in defense budgets or credit availability, or other changes impacting a subcontractor or supplier (including changes in ownership or operations) could adversely affect the financial stability of our subcontractors and suppliers and/or their ability to perform. The inability of our subcontractors or suppliers to perform, or their inability to perform adequately, could also result in the need for us to transition to alternate providers, which could result in significant incremental cost and delay or the need for us to provide other resources to support our existing suppliers.

In connection with our U.S. government contracts, we are required to procure certain materials, components and parts from supply sources approved by the customer. We are also facing increased and changing regulatory requirements—including under the Federal Acquisition Regulation (“FAR”), Defense Federal Acquisition Regulation Supplement (“DFARS”) and other agency procurement supplements—that in many cases must be flowed down to, and satisfied by, our subcontractors and suppliers. In some cases, there may be only one supplier for certain components. Our business, results of operations and financial condition may be adversely affected if these vendors are unable to meet our needs because they fail to perform adequately, are unable to satisfy new technological requirements, or are unable to dedicate engineering and other resources necessary to provide the contracted products, services or technologies. While alternative sources for these products, services and technologies may exist, we may not be able to develop these alternative sources quickly and cost effectively, which could materially impair our ability to operate our business. Furthermore, these vendors may request changes in pricing, payment terms or other contractual obligations, which could cause us to make substantial additional investments. Similar requirements may apply to our contracts with non-U.S. governments as well.

Our procurement practices are intended to reduce the likelihood of our procurement of counterfeit, unauthorized or otherwise non-compliant parts or materials. We rely on our subcontractors and suppliers to comply with applicable laws and regulations, including regarding the parts or materials we procure from them; in some circumstances, we rely on certifications provided by our subcontractors and suppliers regarding their compliance. We also rely on our subcontractors and suppliers to effectively mitigate the risk of cyber and security threats or other disruptions with respect to the products and components they deliver to us and the information entrusted to them by us or our customers. In addition, certain supply chain, sourcing, cybersecurity and information-handling requirements applicable to our U.S. government work (including FAR/DFARS flowdown requirements) may apply to our subcontractors and suppliers, and failures by them to comply, or inaccurate certifications, could expose us to contractual remedies, bid protests, investigations or False Claims Act allegations.

In addition, certain raw materials and components used in the manufacture of our solutions and in our development programs are periodically subject to supply shortages, and our business is subject to the risk of price increases and periodic delays in delivery. Particularly, the market for electronic components is experiencing increased demand and a global shortage of semiconductors, creating substantial uncertainty regarding our suppliers’ continued production of key components for our solutions, and a shortage in the supply for certain raw materials, such as copper or aluminum, may impact our business. If we are unable to procure, or experience significant delays in subcontractor or supplier deliveries of, needed materials, components, intellectual property or parts; if our subcontractors or suppliers do not comply with all applicable laws and regulations; if the certifications we receive from them are inaccurate; or if what we receive is counterfeit or otherwise improper, it could have a material adverse effect on our business, results of operations, prospects and financial condition.

If we fail to establish and maintain important relationships with government agencies and prime contractors, our ability to successfully maintain and develop new business could be materially adversely affected.

Our reputation and relationship with the U.S. government, and in particular with the agencies of the DoW and the U.S. intelligence community, are key factors in maintaining and developing new business opportunities. In addition, we often act as a subcontractor or in “teaming” arrangements in which we and other contractors bid together on particular contracts or programs for the U.S. government or government agencies. We expect to continue to depend on relationships with other prime contractors for a portion of our revenue for the foreseeable future. Negative press reports regarding conflicts of interest, poor contract performance, employee misconduct, cybersecurity incidents or other aspects of our business, regardless of accuracy, could harm our reputation. Additionally, as a subcontractor, we often lack control over fulfillment of a contract, and poor performance on the contract could tarnish our reputation, even when we perform as required. As a result, we may be unable to successfully maintain our relationships with government agencies or prime contractors, and any failure to do so could materially adversely affect our ability to maintain our existing business and compete successfully for new business. Similar requirements may apply to our contracts with non-U.S. governments as well.

We face intense competition from many competitors that have greater resources than we do, which could result in price reductions, reduced profitability or loss of market share.

We operate in highly competitive markets characterized by a fragmented supplier base and generally encounter intense competition to win contracts from many other firms, including component-level and subsystem providers, large defense contractors, and systems integrators. While we compete primarily on the basis of technical differentiation, system-level engineering expertise, and our ability to deliver integrated solutions across our Sensor Architecture, Sensor Hardware, and Data & Software capability sets, some competitors may have greater financial, technical, marketing and public relations resources, larger customer bases and greater brand name or name recognition than we do. Competition in our markets may increase as a result of a number of factors, such as the entry of new or larger competitors, including those formed through alliances or consolidation, or the reduction in the overall number of government contracts. We may also face competition from prime contractors for whom we currently serve as subcontractors if those prime contractors choose to offer solutions of the type that we are currently providing. In addition, we may face competition from our subcontractors who, from time-to-time, may seek to obtain prime contractor status on contracts for which they currently serve as a subcontractor to us.

Such competitors may be able to utilize their substantially greater resources and economies of scale to, among other things, divert sales from us by winning very large-scale government contracts (a risk enhanced by the recent trend in government procurement practices of bundling solutions into larger contracts), bid at substantially lower prices, forcing us to charge lower prices or adversely affect our relationships with current customers, including our ability to continue to win competitively awarded engagements in which we are the incumbent.

In the event that the market for our solutions in the United States expands, we expect that competition will intensify as additional competitors enter the market and current competitors expand their offerings. In order to secure contracts successfully when competing with larger, well-financed companies, we may be forced to agree to contractual terms that provide for lower aggregate payments to us over the life of the contract, which could adversely affect our margins. In addition, larger diversified competitors serving as prime contractors may be able to supply underlying solutions from affiliated entities, which would prevent us from competing for subcontracting opportunities on these contracts. If we lose business to our competitors or are forced to lower our prices, our revenue and operating profits could decline.

Further consolidation in the defense industry could adversely affect our business and financial results.

The defense industry has experienced, and continues to experience, significant consolidation, including among our customers, competitors and suppliers. Consolidation among our customers, including prime defense contractors, may result in delays in the awarding of new contracts and the potential loss of existing business as combined entities reassess supply chain relationships and procurement strategies. Consolidation among our competitors may result in larger competitors with greater financial, technical and manufacturing resources and broader market share, which could adversely affect our ability to compete successfully for new program awards and maintain our positions on existing programs. Consolidation among our suppliers may result in fewer sources of supply for critical components and increased costs, which is particularly significant given our reliance on sole- or single-source suppliers for certain hardware components and subsystems. Any of the foregoing could have a material adverse effect on our business, results of operations, prospects and financial condition.

Our business is dependent upon our ability to keep pace with the latest technological changes.

The market for our solutions is characterized by rapid change and technological improvements, and our customers’ requirements evolve regularly. Failure to respond in a timely and cost-effective way to technological developments would result in serious harm to our business and results of operations. Our competitive advantage depends in part on our AI-enabled design ecosystem continuing to increase development velocity and accelerate next-generation solution development. If this ecosystem fails to perform as expected, becomes subject to regulatory restrictions, or if competitors develop superior AI-driven design tools, our engineering advantage could be impaired and our ability to innovate at the pace required by our customers could be adversely affected. We have derived, and expect to continue to derive, a substantial portion of our revenue from providing innovative solutions based upon today’s leading technologies. As a result, our success depends on our ability to adapt to changing customer needs rapidly, identify emerging technological trends, and efficiently develop, manufacture and market solutions that respond in a timely manner to the technological advances of our customers, evolving industry standards and changing customer preferences.

We believe that, in order to remain competitive in the future, we will need to continue to invest significant financial resources to develop new solutions and technologies or to adapt or modify our existing solutions and technologies, including through innovation, research and development, acquisitions and joint ventures or other teaming arrangements. These expenditures could divert our attention and resources from other projects, and we cannot be sure that these expenditures will ultimately lead to the successful or timely development of new solutions and technologies or identification of and expansion into new markets. Due to the design complexity of our solutions, we may, in the future, experience delays in completing the development and introduction of new solutions. Any delays could result in increased costs of development or deflect resources from other projects. In addition, there can be no assurance that the market for our solutions will develop or continue to expand or that we will be as successful in newly identified markets as we currently anticipate. The failure of our technology to gain market acceptance could significantly reduce our revenue and harm our business.

Additionally, the defense technology sector is subject to rapid obsolescence, and any failure by us to continue innovating or to establish or maintain technological superiority could materially and adversely impact our business, financial condition and results of operations. Our competitors might develop new technology or solutions that are more capable than ours, become available on a more timely basis, or cause our existing technology to become obsolete. If we fail in our new solution development efforts or if our solutions fail to achieve market acceptance as rapidly as our competitors, or if stakeholders perceive our company as being slow to adapt, lacking in innovation or inconsistent in delivering results, our ability to procure new contracts could be negatively impacted, which could negatively impact our results of operations and financial condition.

Likewise, the growth and availability of AI technologies, including generative AI technologies, present significant opportunities but also complex challenges to our business. These include balancing and mitigating potential risks of harm posed by the development or deployment of AI technologies, protection of our intellectual property and sensitive, confidential and proprietary information as well as implementing and maintaining controls reasonably designed to ensure compliance with a complex and dynamic regulatory landscape. To the extent our competitors successfully implement AI technologies in their operations, or integrate AI technologies into their solutions more effectively or efficiently than we do, or if we fail to anticipate and respond to changing industry standards or consumer demand, or experience delays doing so, we may face significant risks to our competitive position, financial performance and long-term growth prospects.

We have a history of net losses and may not be able to achieve or maintain profitability.

For the six months ended June 30, 2026 and 2025, we reported net losses of approximately $13.0 million and $9.7 million, respectively. For the years ended December 31, 2025 and 2024, we reported net losses of approximately $8.5 million and $31.0 million, respectively. We expect to continue to incur significant operating expenses as we invest in expanding our integrated platform across Sensor Architecture, Sensor Hardware, and Data & Software, integrating acquisitions, enhancing our technology capabilities, hiring additional personnel and managing the increased costs associated with being a public company. These efforts may be more costly than we expect and may not result in corresponding revenue growth or improved operating efficiency. In addition, as a newly public company, we will incur additional significant legal, accounting, compliance and other expenses that we did not incur as a private company. If our revenue does not increase sufficiently to offset these expected increases in our operating expenses, we will not be profitable in future periods. Because the defense technology markets in which we operate are evolving and our operating history as a combined company is limited, it is difficult for us to predict our future results of operations. We cannot assure you that we will achieve or sustain profitability, and we may continue to incur significant losses going forward, which could cause the value of our common stock to decline.

We may not realize the full amounts estimated under the contracts in our backlog as revenue, which could reduce our revenue in future periods below the levels anticipated and materially adversely affect our growth prospects. This makes backlog an uncertain indicator of future results of operations.

Backlog represents our estimate of the revenue we expect to realize in future periods as a result of performing work on contracts that have been awarded to us, net of any revenue previously recognized as of the date of measurement. We include in our backlog the aggregate expected revenue from awarded contracts, either executed or awaiting execution (e.g., a written contract, purchase order, long-term agreement, contractual authorization to proceed or written notification or other evidence regarding an expectation of an execution) even though our contracts include certain termination rights exercisable by our customers with advance notice. Deferred revenue recognized on our consolidated balance sheets, consisting of payments and billings received in excess of revenue recognized, is included in our backlog calculation. Backlog includes both single-year and multi-year awards and can include variable consideration such as award fees and incentive fees. Because our solutions typically span multi-year development, production, and sustainment cycles, the timing of revenue recognition within any given period may vary based on contract milestones, program phases, customer acceptance and the exercise of options, and a decline in backlog within any single mission area could disproportionately affect our near-term revenue and growth prospects.

Our backlog increased to $923.9 million as of June 30, 2026 from $436.1 million as of June 30, 2025. Our backlog increased to $475.8 million as of December 31, 2025 from $413.2 million as of December 31, 2024. While our backlog includes positions across programs where we benefit from sole- or single-source positions, follow-on awards, high switching costs and limited competitive displacement, backlog is typically subject to large variations from quarter to quarter and comparisons of backlog from period to period are not necessarily indicative of future revenue. In particular, U.S. government contracts included in our backlog may be terminated at the convenience of the U.S. government. The contracts comprising our backlog may not result in actual revenue in any particular period or at all, and the actual revenue from such contracts may differ from our backlog estimates. The timing of receipt of revenue, if any, on projects included in backlog could change because many factors affect the scheduling of projects. Cancellation of or adjustments to contracts may occur. Additionally, all U.S. government contracts included in backlog may be terminated, contract options may remain unexercised at the convenience of the U.S. government or work can be suspended or paused by our customers. The failure to realize all amounts in our backlog could adversely affect our revenue and gross margins as well as our growth prospects. As a result, our backlog as of any particular date may not be an accurate indicator of our future earnings. For further discussion of backlog and the other non-GAAP financial measures described in this prospectus, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operational and Non-GAAP Financial Measures.”

We may not be able to generate, sustain and manage our growth due to a variety of external factors. We have a limited operating history as a combined company in an evolving industry, which makes it difficult to forecast our revenue, plan our expenses and evaluate our business and future prospects.

Our ability to generate, sustain and manage revenue growth may be impacted by a variety of external factors. During the six months ended June 30, 2026 and 2025, our revenue was $241.0 million and $179.1 million. During the years ended December 31, 2025 and 2024, our revenue was $388.9 million and $334.0 million, respectively. We have a limited operating history as a combined company in a rapidly evolving industry, and much of our growth has occurred in recent periods through acquisitions. The historical consolidated financial results may not be indicative of the results that would have been achieved had the businesses actually operated as a single entity during those periods, or of our future results. Additionally, the defense industry may not continue to develop in a manner that we expect or that otherwise would be favorable to our business. As a result, our ability to forecast our future results of operations and future growth is limited and subject to a number of uncertainties.

If our operations continue to grow as planned, we will need to expand our sales and marketing, research and development, customer and commercial strategy, solutions, supply and manufacturing and distribution functions. We will also need to continue to leverage our operational systems and processes, and there is no guarantee that we will be able to continue to grow as planned or scale the business and the manufacture of our solutions as currently planned or within the planned time frame. The continued expansion of our business may also require additional manufacturing and operational facilities, as well as space for administrative support, and there is no guarantee that we will be able to find suitable locations or partners for the manufacture and operation of our solutions.

Our continued growth could increase the strain on our resources, and we could experience operating difficulties, including difficulties in hiring, training and managing an increasing number of employees, finding manufacturing capacity to produce our equipment and delays in production. These difficulties may result in erosion of our brand image, divert the attention of management and key employees and impact financial and operational results. Our growth strategy is centered on expanding our role as a merchant supplier of critical subsystems and a provider of integrated solutions across the sense-to-act value chain. We believe our three pillars of growth position us to deliver sustained growth over long program lifecycles, supported by customer demand for resilient sensing, data fusion, C2 and next-generation mission software. Our three pillars of growth include: (i) capitalizing on embedded growth from long-cycle programs in priority mission areas; (ii) increasing program scope and content; and (iii) extending existing capabilities into adjacent missions and customer sets. Our growth strategy also includes a disciplined buy-and-build strategy focused on acquiring companies with core intellectual property and complementary capabilities across the sense-to-act value chain, targeting mergers, acquisitions and expansion opportunities to deepen our technical expertise and expand into adjacent programs and domains. In order to continue to expand our operations through these growth vectors, we expect to incur substantial expenses as we continue to invest in our integrated platform across Sensor Architecture, Sensor Hardware, and Data & Software, hire more employees and continue research and development efforts relating to new solutions and technologies and expand internationally. If we are unable to drive commensurate growth, these costs, which include lease commitments, headcount and capital assets, could result in decreased margins, which could have a material adverse effect on us.

We have encountered and expect to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly evolving industries, such as the risks and uncertainties described in this prospectus. Accordingly, we may be unable to prepare accurate internal financial forecasts or correctly anticipate revenue, and our results of operations in future reporting periods may be below the expectations of investors or analysts. If we do not address these risks successfully, our results of operations could differ materially from our estimates and forecasts or the expectations of investors or analysts, causing our business to suffer and our common stock price to decline.

Our work for the U.S. government and international governments may expose us to increased security risks.

As a government contractor, given the enhanced sensitivity of the information to which we have access and the nature of our solutions, we are at increased risk of being targeted for cyber- and other security attacks, including potentially threats to the physical security of our facilities and employees. In addition, we work in international locations where there are higher security risks, which could result in harm to our employees, contractors and remote assets, including potentially substantial protection or recovery costs. Some of our solutions are delivered in or adjacent to high-risk locations where the country or location is experiencing political, social or economic issues, such as war or civil unrest. In those locations where we have employees or operations, we may incur substantial costs to maintain the safety of our personnel, remote assets and information. As such international locations and the risks associated with them change rapidly, such precautions may be insufficient to avoid such risks, including possible possession of our remote assets, related access to our intellectual property by unintended third parties and the possible loss of our personnel in these locations, which could harm our business and results of operations.

We have in the past consummated acquisitions and intend to continue to pursue acquisitions as a part of our growth plan. Our business may be materially adversely affected if we cannot consummate acquisitions on satisfactory terms or if we cannot effectively integrate acquired operations.

A significant portion of our growth has occurred through our thesis-driven acquisition strategy, through which we have completed 12 complementary acquisitions since 2018, each targeting differentiated, mutually enabling technologies across the sense-to-act value chain. We seek targeted acquisitions that deepen technical expertise, broaden our capability set, and enhance our ability to deliver increasingly integrated solutions to customers, prioritizing capabilities that are mutually enabling with our existing platform and aligned with customer demand, rather than scale for its own sake. Any future growth through acquisitions will be partially dependent upon the continued availability of suitable acquisition candidates with intellectual property and capabilities that are complementary to our existing capabilities, at favorable prices and upon advantageous terms and conditions. However, we may not be able to find suitable acquisition candidates or may be unable to acquire desired businesses or assets on acceptable terms or at all, including due to a failure to receive necessary regulatory approvals. In addition, we may not be able to raise the capital necessary to fund future acquisitions. Because we may actively pursue multiple opportunities simultaneously, we may encounter unforeseen expenses, complications and delays, including regulatory complications or difficulties in employing sufficient staff and maintaining operational and management oversight.

We regularly engage in discussions with respect to potential acquisition and investment opportunities. If we consummate an acquisition, our capitalization and results of operations may change significantly. Future acquisitions could result in margin dilution and likely result in the incurrence of additional debt and an increase in interest and amortization expenses or periodic impairment charges related to goodwill and other intangible assets as well as significant charges relating to integration costs.

The businesses that we acquire may not perform in accordance with expectations, and our business judgments concerning the value, strengths and weaknesses of businesses acquired may prove incorrect due to a number of factors, including, without limitation:

•	incurrence of acquisition-related expenses, which would be recognized as a current period expense;

•	inability to generate sufficient revenue to offset acquisition or investment costs;

•	inability to maintain relationships with customers and partners of the acquired business, including due to loss of small business status or other socioeconomic preference following an acquisition;

•	challenges with incorporating acquired technology and intellectual property or other proprietary rights into our platform and maintaining quality and security standards consistent with our brand;

•	inability to achieve anticipated synergies or unanticipated difficulty with integration into our corporate culture;

•	delays in customer purchases due to uncertainty related to any acquisition;

•	the need to integrate or implement additional controls, procedures and policies;

•	challenges caused by distance, language and cultural differences;

•	harm to our existing business relationships with business partners and customers as a result of the acquisition;

•	potential loss of key employees;

•	use of resources that are needed in other parts of our business and diversion of management and employee resources;

•	inability to recognize acquired deferred revenue in accordance with our revenue recognition policies; and

•	use of substantial portions of our available cash or the incurrence of debt to consummate the acquisition.

In addition, we may not be able to successfully integrate any business that we acquire into our existing business. For example, prior to our initial public offering, we went through the Combination. The successful integration of our legacy Accelint and Vitesse businesses depends on our ability to manage the increased complexity of our resulting business and assimilate our operations and solutions, which may be unexpectedly difficult. The successful integration of future acquisitions may also require substantial attention from our senior management and the management of the acquired business, which could decrease the time that they have to serve and attract customers, develop new solutions or attend to other acquisition opportunities. Acquisitions also increase the risk of unforeseen legal liability, including for potential violations of applicable law or industry rules and regulations, arising from prior or ongoing acts or omissions by the acquired businesses that are not discovered by due diligence during the acquisition process. We may have to pay cash, incur debt or issue equity or equity-linked securities to pay for any future acquisitions, each of which could adversely affect our financial condition or the market price of our stock. The sale of equity or issuance of equity-linked debt to finance any future acquisitions could result in dilution to stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations. Any of the foregoing could have a material adverse effect on us.

We depend on our executive officers, senior management team and highly trained employees, and the loss of any member of our senior management team, any work stoppage, difficulty hiring similar employees, or ineffective succession planning could impair our relationships with U.S. government customers, disrupt the management of our business and materially adversely affect our results of operations and financial condition.

The success of our business and our ability to operate profitably depends on the continued contributions of, and our ability to attract and motivate, the members of our senior management and our executive officers. We rely on our senior management and executive officers to generate business and execute programs successfully. In addition, the relationships and reputation that many members of our senior management team and executive officers have established and maintain with U.S. government and allied government personnel contribute to our ability to maintain strong customer relationships and to identify new business opportunities. Competition for qualified personnel can be intense, and our ability to attract and motivate senior management and executive officers may be hindered due to a variety of factors, including fluctuations in economic and industry conditions, competitors’ hiring practices and the effectiveness of our compensation programs. The loss of any member of our senior management or any executive officer could impair our ability to identify and secure new contracts, to maintain good customer relations and to otherwise manage our business. If we are unable to effectively provide for the succession of senior management and our executive officers, our business, results of operations, prospects and financial condition could be materially adversely affected.

We also depend on our ability to recruit and retain employees who have advanced engineering and technical skills and who work well with our customers. Substantial competition for skilled personnel in our industry has historically existed, and these employees are likely to remain a limited resource. The current tight labor market and increased restrictions on the import of foreign labor have adversely impacted our ability to recruit qualified personnel, including engineers. We may not be able to fill new positions or vacancies created by expansion or turnover, or continue to attract, hire, train and retain qualified employees at current wage rates given significant inflationary and other pressures on wages. If we are unable to recruit and retain a sufficient number of these employees, our ability to maintain our competitiveness and grow our business could be negatively affected. The loss of any significant number of our existing engineering personnel could have a material adverse effect on our business and results of operations.

In addition, certain U.S. government contracts require us, and some of our employees, to maintain U.S. national security clearances. Obtaining and maintaining U.S. national security clearances for employees involves a lengthy process, and it is difficult to identify, recruit and retain employees who already hold U.S. national security clearances. Further, some of our contracts contain provisions requiring us to staff an engagement with personnel that the customer considers key to our successful performance under the contract. In the event we are unable to provide these key personnel or acceptable substitutions, the customer may terminate the contract. As a result, if we are unable to recruit and retain a sufficient number of qualified employees, we may lose revenue, and our ability to maintain and grow our business could be limited.

Shortfalls in available external research and development funding could adversely affect us.

We depend on our research and development activities to develop the core technologies used in our solutions and for the development of our future solutions. A portion of our research and development activities depends on funding by commercial companies and the U.S. government. U.S. government and commercial spending levels can be impacted by a number of variables, including general economic conditions, specific companies’ financial performance and competition for U.S. government funding with other U.S. government-sponsored programs in the budget formulation and appropriation processes. To the extent that these external sources of funding are reduced or eliminated, company funding for research and development could be reduced. Any reductions in available research and development funding could harm our business, financial condition and results of operations.

We generally do not have guaranteed future sales of our solutions. Furthermore, when we enter into fixed-price contracts with some of our customers, we take the risk of cost overruns.

As is customary in our business, we do not generally have guaranteed long-term contracts with most of our customers and, therefore, do not have guaranteed future sales. Although we have long-term contracts with certain U.S. government agencies and prime contractors, many of those customers may terminate the contracts on short notice or at the government’s convenience, and, in most cases, our customers have not committed to buy any minimum quantity of our solutions. In addition, in certain cases, we must anticipate the future volume of orders based upon the historic purchasing patterns of customers and upon our discussions with customers as to their anticipated future requirements, and this anticipated future volume of orders may not materialize, which could result in excess inventory, inventory write-downs, or lower margins. Similar risks may apply to our non-U.S. government contracts as well.

We also have entered into multi-year, fixed-price contracts with some of our customers, pursuant to which we have agreed to perform the work for a fixed price and, accordingly, realize all the benefit or detriment resulting from any decreases or increases in the costs of these solutions. This risk is greater in a high inflationary environment. Sometimes we accept a fixed-price contract for a solution that we have not yet produced, and this increases the risk of cost overruns or delays in the completion of the design and manufacturing of the solution. Some of our contracts do not permit us to recover increases in raw material prices, taxes or labor costs. In addition, we may from time to time strategically enter into contracts with low or negative margins to position ourselves for future contract awards or to enhance our solutions. While we believe such strategic investments can benefit our long-term competitive position, they may adversely affect our profitability and margins in the periods in which they are executed. If such loss contracts become more frequent or significant than anticipated, or if expected follow-on benefits do not materialize, our results of operations and financial condition could be materially adversely affected.

If our technologies fail to operate as intended, it could have a material adverse effect on us.

The manufacturing, testing and operation of our solutions involves complex processes and technology. The sophisticated and rigorous design, manufacturing and testing processes and practices that we employ do not entirely prevent the risk that we may not be able to successfully manufacture our solutions on schedule or that our solutions may not perform as intended. Technical deficiencies or anomalies could significantly hinder performance, even if such technology is operated properly. We may experience other problems with our technology that may reduce its performance. If any one of our technologies is not fully operational at any time, we may lose most or all of the revenue that otherwise would have been derived during such period. When our solutions fail to perform adequately, some of our contracts may require us to forfeit a portion of our expected profit, receive reduced payments, provide a replacement solution, or reduce the price of subsequent sales to the same customer. Performance penalties may also be imposed when we fail to meet delivery schedules or other measures of contract performance. We do not generally insure against potential costs resulting from any required remedial actions or costs or loss of sales due to postponement or cancellation of scheduled operations or product deliveries. Our inability to repair or replace a defective technology, or correct any other technical problem, in a timely manner could result in a significant loss of revenue or expose us to products liability. If any technology becomes impaired or is no longer functional, it would significantly impact our business, prospects, reputation and profitability.

Our leases may be terminated or we may be unable to renew our leases on acceptable terms, and, if we wish to relocate, we may incur additional costs if we terminate a lease.

We have made significant capital expenditures to improve several of our leased facilities to make them suitable for our purposes and to meet requirements as a U.S. government contractor, including obtaining facility security clearances. However, at the end of any lease term, we may be unable to renew without substantial additional cost, if at all. If we are unable to renew our facility leases, we may close or relocate a facility, which could subject us to construction and other costs and risks that could have a material adverse effect on our business, results of operations, prospects and financial condition. Additionally, we may need to seek qualification of new facilities and obtain facility security clearances in order to continue performing on classified contracts. Obtaining and maintaining facility security clearances can be time-consuming and subject to government discretion, and any delay, denial, suspension or revocation could prevent us from performing classified work or bidding on new classified programs. Furthermore, we may not be able to secure a replacement facility that is as commercially viable. Having to close a facility, even briefly to relocate, would reduce the sales that such facility would contribute to our revenue. Additionally, a relocated facility may generate less revenue and profit, if any, than the facility that it was established to replace. Many of our facilities are located on leased premises subject to noncancelable leases. Typically, our leases have initial terms ranging from one to eighteen years, with options to renew for specified periods of time. We believe that our future leases will likely also be long-term and noncancelable and have similar renewal options. If we close or stop fully utilizing a facility, we will most likely remain obligated to perform under the applicable lease, which would include, among other things, making the base rent payments, and paying insurance, taxes and other expenses on the leased property for the remainder of the lease term. Our inability to terminate a lease when we stop fully utilizing a facility could materially adversely impact our business, results of operations, prospects and financial condition.

Our quarterly results of operations may vary widely.

Our quarterly revenue, cash flow and results of operations have and may continue to fluctuate significantly in the future due to a number of factors, including the following:

•	fluctuations in revenue derived from customer contracts, including cost-plus-fee contracts and contracts with a performance-based fee structure;

•	the size and timing of orders, including increased purchase requests from government customers for equipment and materials, which may affect our quarterly results of operations;

•	the mix of solutions that we sell in the period;

•	fluctuations in customer demand for some of our solutions;

•	unanticipated costs incurred in the introduction of new solutions;

•	fluctuations in the adoption of our solutions in new markets;

•	hiring and retaining talented employees at all levels of our business;

•	our ability to win additional contracts from existing customers or other contracts from new customers;

•	cancellations, delays or contract amendments by our customers;

•	changes in policy or budgetary measures that adversely affect our U.S. government customers;

•	the cost of complying with various regulatory requirements applicable to our business and the potential penalties or sanctions that could be imposed for noncompliance;

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avoidance and management of interruptions in our business from information technology and systems downtime, outages, or other interruptions, cybersecurity breaches and other factors affecting our physical and digital infrastructure;

•	identification and completion of acquisitions and integration of acquired companies;

•	our ability to obtain the necessary export licenses for sales of our solutions to international customers;

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variability in revenue mix across our three core missions and across program lifecycle phases (development, qualification, production and sustainment), which variability may occur at levels and frequencies different from variability we have historically experienced;

•	strategic decisions, cost overruns, or other circumstances within or outside of our control that may cause variability in revenue and related impacts on margins; and

•	the fact that our historical experience with profitability may not be indicative or predictive of future experience, given the evolving mix and timing of programs across different lifecycle stages.

It is not uncommon for U.S. government agencies to award extra tasks or complete other contract actions leading up to the end of its fiscal year on September 30 in order to avoid the loss of unexpended fiscal year funds, which may favorably impact our third fiscal quarter. Conversely, revenue may be unfavorably impacted during our fourth fiscal quarter due to a greater number of holidays and higher utilization of vacation time.

Changes in the volume of solutions provided under existing contracts and the number of contracts commenced, completed or terminated during any quarter may cause significant variations in our cash flow from operations because a relatively large amount of our expenses are fixed. We incur significant operating expenses during the start-up and early stages of large contracts and typically do not receive corresponding payments in that same quarter. We may also incur significant or unanticipated expenses when contracts expire, are terminated or are not renewed. In addition, payments due to us from government agencies may be delayed due to billing cycles or as a result of failures of governmental budgets to gain congressional and presidential approval in a timely manner.

Furthermore, we recognize revenue on a majority of our contracts over time using a cost-to-cost input method, under which the extent of progress toward completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. While we plan program execution and estimate costs in advance, the timing of cost incurrence, milestone achievement and customer acceptance may vary and can be delayed or otherwise affected by a number of factors outside of our control, including customer-directed schedule changes, delays in government funding or contract modifications, supply chain disruptions affecting material deliveries, and testing or qualification events that must occur before costs can be recognized. As a result, the timing of revenue recognition may shift between reporting periods. For example, if a significant milestone or acceptance event was expected to occur near the end of a reporting period but instead occurs shortly thereafter, the associated revenue would be recognized in the subsequent quarter. In addition, because certain of our programs involve large, concentrated cost events, the timing of these events within or across reporting periods may result in greater variability in the amount of revenue recognized in any given quarter. These factors may cause our quarterly or annual results of operations to fluctuate and may make our results difficult to predict.

Our business may be materially adversely affected if we were to lose our government or industry approvals, if more stringent government regulations were enacted or if industry oversight were to increase.

The industry that we do business in is highly regulated in the United States and in other countries in which we operate. If new and more stringent government regulations are adopted or if industry oversight increases, we might incur significant expenses to comply with any new regulations or heightened industry oversight. In addition, if any existing material authorizations or approvals were revoked or suspended, our business, results of operations, prospects and financial condition would be materially adversely affected.

We are at times required to obtain approval to export, reexport or transfer (in country) our solutions from U.S. government agencies and similar agencies elsewhere in the world. U.S. laws and regulations applicable to us include the Arms Export Control Act, the International Traffic in Arms Regulations (“ITAR”), the Export

Administration Regulations (“EAR”) and the sanctions administered by the United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”). EAR restricts the export of commercial and dual-use products and technical data to certain countries, while ITAR restricts the export of defense products, technical data and defense services. For further information on International Traffic in Arms Regulations, see “Governmental Regulation.”

Failure to obtain approval to export, or a determination by the U.S. government or similar agencies elsewhere in the world from which we fail to receive required approvals or licenses, could eliminate or restrict our ability to sell our solutions outside the United States or another country of origin, and the penalties that could be imposed by the U.S. government or other applicable government for failure to comply with these laws could be significant.

We are subject to certain unique business risks as a result of supplying solutions to the U.S. government.

During the years ended December 31, 2025 and 2024, our revenue was predominantly derived from contracts with the U.S. government and its agencies or from subcontracts with other U.S. government contractors. Companies like us that are engaged in supplying defense-related solutions to U.S. government agencies, whether through direct contracts with the U.S. government or as a subcontractor to customers contracting with the U.S. government, are subject to business risks specific to the defense industry. These risks include the ability of the U.S. government to unilaterally:

•	suspend us from receiving new contracts, based on alleged violations of procurement laws or regulations;

•	terminate existing contracts for convenience or default;

•	revoke, suspend, or decline to grant required personnel and facility security clearances or restrict our access to classified programs;

•	reduce the value of existing contracts; and

•	audit our contract-related costs and fees, including allocated indirect costs, and demand repayment, price adjustments, or other remedies.

U.S. government contracts can be terminated by the U.S. government at its convenience without notice. Termination for convenience provisions generally provide only for our recovery of costs incurred or committed, settlement expenses and profit on the work completed prior to termination and may not include recovery for anticipated profits on the terminated portion of the contract. Termination for default could expose us to liability, including re-procurement costs, and could harm our ability to obtain future business.

We are subject to government audits, cost adjustments, reviews and investigations that could adversely affect our profitability, cash flows, or growth prospects. The Defense Contract Audit Agency (“DCAA”), the Defense Contract Management Agency (“DCMA”) and others routinely audit a contractor’s performance on government contracts, indirect cost rates and pricing practices and compliance with applicable government contracting and procurement laws, regulations and standards. They also review the adequacy of the contractor’s compliance with government standards for its business systems, including its accounting, earned value management, estimating, materials management, property management and purchasing systems. A finding of significant control deficiencies in a contractor’s business systems can result in decremented billing rates until the control deficiencies are corrected and DCMA approves their remediation. Government audits and reviews have become more rigorous as the agencies that conduct them have come under increased scrutiny, leading to stricter interpretations of the standards to which government contractors are held and the increased likelihood of adverse outcomes.

Government or customer audits may conclude that our practices are not consistent with applicable laws and regulations, leading to adjustments to contract costs and mandatory customer refunds. Such adjustments can be applied retroactively. Adverse audit findings or the failure to obtain an “approved” determination on our systems could adversely affect our business by, among other things, restricting our ability to bid on new contracts and diminishing our competitive position for proposals under evaluation. A determination of noncompliance could also result in the U.S. government imposing penalties and sanctions against us, including withholding of payments, suspension of payments and increased government scrutiny. Increased scrutiny could adversely impact contract performance, impede our invoicing for work performed, delay our receipt of timely payment and weaken our ability to compete for new contracts.

As is typical in our industry, DCAA’s indirect cost audits of our business remain open for certain prior years and the current year. We have recorded contract revenue based on an estimate of costs that we believe will be approved. However, we cannot guarantee the outcome of any ongoing or future audits or that any required adjustments will not exceed our reserves.

We are also subject to government reviews and investigations relating to all aspects of our business, including our contracts and operations. If a review or investigation identifies improper or illegal activities, we may be subject to civil or criminal penalties or administrative sanctions, which could include the termination of contracts, forfeiture of profits, triggering of price reduction clauses, suspension of payments, imposition of fines and/or suspension or debarment from doing business with the U.S. government. Allegations of impropriety, even if untrue, may cause us reputational harm and impede our ability to win new contract awards or receive contract renewals. Responding to governmental audits or investigations may involve significant expense and divert the attention of management and key employees. Fines, penalties and other sanctions are not uncommon in our industry and could negatively impact our profitability, cash position and future opportunities.

For contracts for which the price is based on cost, the U.S. government may review our costs and performance as well as our accounting and general business practices. Based on the results of such audits, the U.S. government may adjust our contract-related costs and fees, including allocated indirect costs, may withhold funds, require refunds, or pursue other remedies. In addition, under U.S. government procurement regulations, some of our costs, including most financing costs, amortization of intangible assets, portions of research and development costs and certain marketing expenses may not be subject to reimbursement.

Moreover, U.S. government procurement regulations contain a number of operational requirements that apply to entities engaged in government contracting. Failure to comply with such government contracting requirements could result in civil and criminal penalties that could have a material adverse effect on our business, results of operations, prospects and financial condition. If a government inquiry or investigation uncovers improper or illegal activities, we could be subject to civil or criminal penalties or administrative sanctions, including contract termination, fines, forfeiture of fees, suspension of payment, civil False Claims Act allegations (which can include civil penalties and treble damages) and suspension or debarment from doing business with U.S. government agencies, any of which could materially adversely affect our reputation, business, results of operations, prospects and financial condition. We may be subject to similar rules, regulations and risks, with respect to our non-U.S. government contracts as well.

A preference for small, small disadvantaged, service-disabled veteran-owned, woman-owned businesses or other preferred socioeconomic designations could impact our ability to be a prime contractor and limit our opportunity to work as a subcontractor on certain governmental procurements.

As a result of the SBA’s set-aside program, the federal government may decide to restrict certain procurements only to bidders that qualify as small, small disadvantaged, service-disabled veteran-owned, woman-owned businesses or meeting some other socioeconomic designation. We do not currently qualify as a small, small disadvantaged, service-disabled veteran-owned, woman-owned business or having any other preferred socioeconomic designation, and we are not eligible to perform as a prime contractor on those programs and in general would be restricted to no more than 49% of the work as a subcontractor on those programs. An increase in the amount of procurements under the SBA set-aside program, or other similar governmental programs, may impact our ability to bid on new procurements as a prime contractor, limit our opportunity to work as a subcontractor or restrict our ability to compete on incumbent work that is placed in the set-aside program.

We have classified contracts with the U.S. government, which may limit investor insight into portions of our business, constrain our operational flexibility or limit our responsiveness to commercial opportunities.

We derive a portion of our revenue from programs with the U.S. government and its agencies that are subject to security restrictions (e.g., contracts involving classified information and classified programs) that preclude the dissemination of information and technology that is classified for U.S. national security purposes under applicable law and regulation. In general, access to classified information, technology, facilities, or programs requires appropriate personnel security clearances, is subject to additional contract oversight and potential liability and also requires appropriate facility security clearances and other specialized infrastructure and information systems. These requirements may limit our ability to use certain employees, consultants, subcontractors or suppliers (including foreign persons) on particular programs and may increase our costs of recruiting, training and retaining personnel with the required clearances. Security clearances may be delayed, suspended or revoked for reasons that may be outside our control, and the U.S. government may restrict access to certain classified programs based on customer determinations, program needs, security posture or other factors. In the event of a security incident involving classified information, technology, facilities, programs, or personnel holding clearances, we may be subject to legal, financial, operational and reputational harm, including loss of access to classified programs, loss or suspension of security clearances, contract remedies and other adverse actions. We are limited in our ability to provide information about these classified programs, their risks or any disputes or claims relating to such programs. As a result, investors may have less insight into our classified business or our business overall, which may constrain our operational flexibility or limit our responsiveness to commercial opportunities.

Our performance on contracts with the DoW may result in restrictions on our ability to repurchase our common stock or may affect our eligibility for foreign military sales (“FMS”) or government assistance with international direct commercial sales.

On January 7, 2026, the President of the United States signed an Executive Order titled “Prioritizing the Warfighter in Defense Contracting” (the “Executive Order”), which directs the Secretary of War to identify certain defense contractors providing critical weapons, supplies and equipment that have engaged in stock repurchases or dividend distributions and are underperforming on their contracts, not investing capital into necessary production capacity, not prioritizing contract performance or whose production speed is insufficient (collectively, “Underperformance”).

Defense contractors that do not address Underperformance may be subject to enforcement actions under the Defense Production Act or applicable contract law. Future defense contract awards are expected to include provisions prohibiting stock repurchases or dividend distributions and capping executive base salaries during periods of Underperformance, as determined by the Secretary of War. These contracts will also require that executive incentive compensation be linked to on-time delivery of work under defense contracts, increased production and facilitation of investments and operating improvements. The Secretary of War may also deny new advocacy cases for FMS or discontinue ongoing advocacy efforts for international direct commercial sales for contractors determined to be underperforming.

If we do not sufficiently perform and prioritize our defense contracts, invest capital into production capacity or meet required production timelines, we could be subject to restrictions, including our ability to compete for FMS or international direct commercial sales contracts. In addition, the U.S. government could terminate our existing defense contracts or withhold payment for completed work due to Underperformance. The U.S. government could also cap the base salaries of our executives based on a finding of Underperformance by the Secretary of War.

Given the recent issuance of the Executive Order, it is unclear how the U.S. government will implement its enforcement provisions or what specific metrics or conditions the Secretary of War will use to identify underperforming defense contractors. If any of these actions were to occur, it could materially harm our business, result in reduced revenue and profitability, damage our reputation and customer relationships or adversely affect our stock price and increase its volatility.

Our future revenue and results of operations are dependent on our ability to generate a sustainable order rate for our solutions and develop new technologies to meet the needs of our customers or potential new customers.

Our financial performance is dependent on our ability to generate sustainable demand for our solutions. This can be challenging and may fluctuate on an annual basis as the number of contracts awarded varies. For example, under any IDIQ contracts, we are required to compete for each delivery order and task order, rather than having a more predictable stream of activity during the term of a multi-year contract. Accordingly, we may spend considerable cost and management time and effort to prepare bids and proposals for contracts, delivery orders, or task orders that we may not win. In addition, our customers’ requirements change and evolve rapidly. If we are unable to win new awards or execute existing contracts as expected, our business, results of operations, prospects and financial condition could be further adversely affected.

Our solutions embody complex technology and may not always be compatible with current and evolving technical standards and systems developed by others. Failure or delays to meet the requisite and evolving industry or user standards could have a material adverse effect on us. For example, AI technologies have rapidly developed, and our business may be adversely affected if we cannot successfully integrate the technology into our internal business processes and solutions in a timely, cost-effective, compliant and responsible manner. In addition, our competitors may develop technology that better meets the needs of our potential customers. Moreover, if we were to use AI technology and the content, analyses, or recommendations that AI technologies assist in producing are or are alleged to be deficient, inaccurate, or biased, our business, results of operations, prospects and financial condition may be adversely affected. The rapid evolution of AI technology, including potential government regulation of AI technology, will require significant resources to develop, test and maintain our platform, solutions and features to help us implement AI technology ethically to minimize unintended, harmful impacts.

To advance our innovation and position us to meet our customers’ requirements, we invest in emerging technologies that we believe are needed to keep pace with rapid industry innovation, and we collaborate with commercial entities that we believe have complementary technologies to ours. We may not be successful in identifying or developing emerging technologies and may spend significant resources on projects that ultimately are unsuccessful or yield a lower return on the amount invested than anticipated.

Because our operations are conducted through our subsidiaries, we are dependent on the receipt of distributions and dividends or other payments from our subsidiaries for cash to fund our operations and expenses and future dividend payments, if any.

Our operations are conducted through our subsidiaries. As a result, our ability to make future dividend payments, if any, is dependent on the earnings of our subsidiaries and the payment of those earnings to us in the form of dividends, loans or advances and through repayment of loans or advances from us. Payments to us by our subsidiaries will be contingent upon our subsidiaries’ earnings and other business considerations and may be subject to statutory or contractual restrictions. We do not expect to declare or pay dividends on our common stock for the foreseeable future; however, if we determine in the future to pay dividends on our common stock, the agreements governing our outstanding indebtedness significantly restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us.

Our future results of operations will be impacted by changes in global economic and political conditions.

Our future results of operations and liquidity are expected to be impacted by changes in general economic and political conditions that may affect, among other things, the following:

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The availability of credit and our ability to obtain additional or renewed bank financing, the lack of which could have a material adverse impact on our business, results of operations, prospects and financial condition and may limit our ability to invest in capital projects and planned expansions or to fully execute our business strategy;

•	Market rates of interest, any increase in which would increase the interest payable on some of our borrowings and adversely impact our cash flow;

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Inflation, which has caused our suppliers to raise prices that we may not be able to pass on to our customers, which could materially adversely impact our business, including competitive position, market share and margins;

•	The relationship between the U.S. dollar and other currencies, any adverse changes in which could materially adversely affect our financial results;

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The ability of our customers to pay for solutions on a timely basis, any adverse change in which could materially adversely affect sales and cash flows and require us to increase our bad debt reserves;

•	The volume of orders that we receive from our customers, any adverse change in which could result in lower operating profits as well as less absorption of fixed costs due to a decreased business base;

•	The ability of our suppliers to meet our demand requirements, maintain the pricing of their products or continue operations, any of which may require us to find and qualify new suppliers;

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The issuance and timely receipt of necessary export approvals, licenses and authorizations from the U.S. government, the lack or untimely receipt of which could have a material adverse effect on our business or results of operations, prospects and financial condition;

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The political stability and leadership of countries where our customers and suppliers reside, including military activity, training and threat levels, any adverse changes in which could negatively impact our financial results, which include adverse impacts on energy availability and prices, natural materials availability and pricing, sanctions, loss of company markets and financial market impacts; and

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The volatility in equity capital markets that may continue to adversely affect the market price of our common shares, which may affect our ability to fund our business through the sale of equity securities and retain key employees through our equity compensation plans.

While general economic and political conditions have not impaired our ability to access credit markets and finance our operations to date, we may experience future adverse effects that may be material to our business, results of operations, prospects, financial condition, cash flows, competitive position or our ability to access capital.

The ongoing impact of geopolitical conflicts, including the Russia-Ukraine conflict and conflicts in the Middle East, may adversely affect our business, operations and financial condition.

Geopolitical conflicts, including the ongoing military conflict between Russia and Ukraine and the conflicts in the Middle East, including the Israel-Hamas conflict and related regional tensions involving Iran and other parties, may increase the likelihood of global supply chain disruptions, inflationary pressures, higher energy and transportation costs and volatility in financial markets. These developments could adversely affect the availability and cost of manufacturing, components and other solutions that we sell, as well as materials, components and services from third parties required for our manufacturing and development program. In addition, the continuation or escalation of these conflicts could result in additional economic sanctions, export controls, import restrictions, countersanctions, disruptions to global shipping routes, including in the Red Sea and surrounding regions and other governmental actions that could disrupt international trade, limit product availability, increase costs and adversely affect customer demand. These events may also contribute to heightened cybersecurity threats. The overall impact of these developments remains uncertain, and any of the foregoing could materially adversely affect our business, financial condition and results of operations.

Additionally, any escalation of geopolitical tensions or conflicts between the United States and its allied nations could disrupt our allied nation defense programs, limit our ability to export or collaborate internationally, reduce demand for our solutions among allied customers and have a material adverse effect on our revenue, business, results of operations, and financial condition.

Risks Related to Cybersecurity, Information Security, Information Technology Systems and Intellectual Property

Interruption or failure of our infrastructure, including our information technology and communications systems, could hurt our ability to effectively perform our daily operations and provide and produce our solutions, which could damage our reputation and harm our results of operations.

We are vulnerable to disruptions from natural and man-made disasters and catastrophes, including tsunamis, floods, earthquakes, fires, water shortages, other extreme weather conditions, epidemics or pandemics, acts of terrorism, power shortages, outages and blackouts, aging infrastructures, cyberattacks, computer viruses, computer denial-of-service attacks or other attempts to harm our systems and telecommunications or other critical infrastructure failures. Such events could disrupt our operations or the operations of suppliers, subcontractors, distributors or customers, result in destruction of facilities and/or loss of life. In certain cases, some events may not excuse us from performing our obligations pursuant to agreements with third parties, in which case any disruption may expose us to liability.

The availability of many of our solutions depends on the continuing operation of our information technology and communications systems. We do not maintain backup manufacturing facilities or operations. As a result, any downtime or damage to, or outages, failures, or other unavailability or degradation of our information systems, or the infrastructure through which our solutions are developed or delivered, could result in interruptions in our operations and solutions, the destruction or delay of newly developed technologies and components being manufactured by us or otherwise adversely impact our inventory and/or our business operations. The occurrence of any of the foregoing could result in lengthy interruptions in our operations and solutions, manufacturing delays, additional costs, reduced revenue and profits and/or damage to our reputation, any of which could have a material adverse effect on us. While we have developed and put in place business continuity, disaster recovery and incident response policies and plans designed to mitigate operational risks and potential losses related to disruptions in our operations, there can be no assurance that we, our agents, or our suppliers, subcontractors or distributors, will be able to successfully avoid negative impacts resulting from such disasters and catastrophes.

Technology failures, cybersecurity incidents, data breaches or other unauthorized access to or use of our information technology systems and the data stored thereon, including sensitive, confidential or proprietary information could have a material adverse effect on our business and operations.

Our operations rely on the proper functioning of information technology systems and infrastructure, including both systems and infrastructure that we operate for ourselves and those that are owned and/or operated on our behalf by service providers, vendors and other third parties. Any failure of, or disruption to, our information technology systems or confidential information, or those of our third-party service providers, whether as a result of cybersecurity attacks or otherwise, including any incident that undermines or compromises the confidentiality, integrity or availability of such systems or the sensitive, proprietary or confidential information, including personal information, stored thereon, could damage our reputation, subject us to legal claims (including class actions), regulatory investigations and enforcement actions, fines and penalties and other proceedings or remedial actions, create risks of violations of data privacy laws and regulations, interfere with our operations, compromise our intellectual property (including trade secrets and research, development and engineering know how) and cause us to incur substantial additional costs, including significant incident response, system restoration or remediation and future compliance costs.

We have taken steps designed to protect our systems and the information that we process or control, but there can be no assurance that our cybersecurity risk management and information security policies, procedures and controls will be fully implemented, complied with, or effective in preventing, detecting or mitigating an attack that could have a material adverse effect on us. We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our information technology systems and confidential information, including risks of disruptions, failures, malfunctions, computer viruses or other malicious codes or bugs, malware or ransomware incidents, unauthorized access attempts, theft, exfiltration, misuse, corruption, disclosure, or destruction of intellectual property, trade secrets, sensitive or proprietary business data and confidential information, including personal information, or other corporate assets maintained on our systems or those of our service providers or vendors, denial-of-service attacks and phishing / social engineering, technological or human error, other operational disruptions, or breaches or incidents affecting our cybersecurity and information security systems. These risks may come from a diverse set of threat actors, including individuals, criminal groups or nation-state organizations or social activist (“hacktivist”) organizations, insider threats and other bad actors. Given our ties to the defense and U.S. national security sectors, we face a multitude of security threats, including those common to most industries, as well as attacks from more advanced and persistent, highly organized adversaries, including nation state actors, some of which target the U.S. defense industrial base and other critical sectors. The sophistication, availability and use of AI technologies and quantum computing by threat actors present an increased level of risk, even as we and our service providers and vendors seek to use AI technologies to better defend against and prevent such attacks. Further, systems failures, telecommunications or other critical infrastructure failures, employee error or malfeasance or other catastrophic events could similarly cause interruptions, disruptions or shutdowns or exacerbate the risk of the failures described above. These risks may increase as more employees work from home or as we integrate new technology systems that may be subject to cybersecurity or other information security vulnerabilities. Additionally, any integration of AI technologies in our or any service providers’ operations or solutions is expected to pose new or unknown cybersecurity risks and challenges.

We and certain of our third-party providers regularly experience cyberattacks and other incidents, and we expect such attacks and incidents to continue in varying degrees. To date, we have not experienced any cybersecurity incident resulting in material harm to our results of operations, customer or vendor relationships, reputation or our competitiveness, or resulting in regulatory action. However, existing or emerging threats may circumvent our security controls and evade detection. We may be unable to anticipate or implement sufficient control measures to successfully defend against all eventualities, to detect, investigate, remediate and/or recover from an identified incident in a timely manner or to avoid a material adverse impact to our information technology systems, confidential information, or business. The U.S. national security aspects of our business and much of the data that we protect increase and create different risks relative to other industries. Further, while we have implemented physical, administrative and technical safeguards, policies and other controls to protect our systems and the sensitive business and customer information stored thereon, it is possible that those safeguards may not prevent the unauthorized access to, or use or disclosure of, such business or customer information, including personal information. Moreover, we cannot guarantee that we or our third-party service providers and vendors will avoid or mitigate such incidents in the future. Failures to prevent, detect and/or respond adequately to such incidents could result in interruptions to our operations and the development or delivery of our solutions, unexpected expenditures to remediate and respond to the incident, reputational damage and/or the loss of anticipated revenue, any of which could adversely impact our reputation, operations, or financial condition. In addition, the costs, potential monetary damages and operational consequences relating to cyber incidents or other security threats or disruptions may not be fully insured by our existing policies or indemnified by other means, nor can we guarantee that insurance coverage will be available to us in the future on economically reasonable terms, or at all. Furthermore, an information security incident, including a cybersecurity incident, that involves classified or other sensitive government information or certain controlled (unclassified) technical information could subject us to civil or criminal penalties and could result in loss of security clearances and other licenses, permits, certifications or accreditations, loss of our government contracts, loss of access to classified information, loss of export privileges or suspension or debarment as a government contractor, and U.S. national security considerations may preclude us from, or cause us to delay, publicly disclosing a cybersecurity or other information security incident.

We may need to invest in new information technology systems and infrastructure to scale our operations.

We may need to adopt new information technology systems and infrastructure to scale our business and obtain synergies from prior and future acquisitions. The integration of acquired businesses has required, and may continue to require, adjustments or migrations to our enterprise resource planning (“ERP”) systems and other operational technology platforms, including financial reporting, HR, payroll, CRM and product lifecycle management systems. These ERP and systems integration initiatives involve significant third-party consulting, licensing and configuration costs and are complex and time-consuming. Delays or disruptions in the completion of these integration efforts could result in inaccurate or delayed financial reporting, difficulty in consolidating results across the combined enterprise, and challenges in establishing and maintaining effective internal controls over financial reporting as required under the Sarbanes-Oxley Act. Furthermore, from time to time, we may replace, conduct maintenance on and/or upgrade our current information technology systems. These new systems, upgrades or replacements may not improve our productivity to the levels anticipated, may introduce or exacerbate security vulnerabilities and may subject us to inherent costs and risks associated with implementing, replacing and updating these systems. Such risks could include product development or production work stoppages, temporary disruptions to our operations and financial reporting processes, increased inventory, negative impacts on product delivery times and quality and increased compliance costs. We may also experience disruption of our internal control structure, substantial capital expenditures, demands on management time and delays or difficulties in transitioning to new systems, migrating data stored on such systems or integrating new systems into other existing systems. Failure to invest in newer information technology systems and infrastructure, or to successfully complete the integration of acquired business systems, may lead to operational inefficiencies, increased compliance costs and risks, and potential material weaknesses in our internal control over financial reporting.

Our business is subject to federal, state and foreign laws and other requirements regarding data protection, privacy, information security and the processing of personal information, as well as confidentiality obligations under various agreements and our actual or perceived failure to comply with such obligations could damage our reputation, expose us to litigation risk and materially adversely affect our business and results of operations.

In connection with our business, we receive, collect, process and retain certain personal information that relates to individuals, including from or about our customers, vendors and employees. We also rely on third-party vendors in relation to the operation of our business, some of which process personal information on our behalf. As a result, we and our vendors are subject to evolving and increasingly complex privacy and data protection laws, regulatory frameworks, rules, regulations and other requirements, including those that apply generally to the processing of personal information and those that are specific to certain industries, sectors, or contexts of the jurisdictions in which we operate or conduct our business (collectively, “Data Protection Laws”), including generally-applicable comprehensive privacy laws, such as the California Consumer Privacy Act (“CCPA”). The specific requirements of these laws may vary by jurisdiction; however, generally such laws impose obligations in relation to the collection, use, processing and disclosure of personal information, including providing individuals with certain rights over their personal information, such as to access, correct, delete, and restrict certain processing of their personal information. These requirements, and their application, interpretation and amendment, are constantly evolving and subject to change, creating a complex compliance environment. Failure or perceived failure by us to comply with applicable Data Protection Laws—or even allegations thereof—may result in regulatory scrutiny or investigations, enforcement actions, fines, litigation or other proceedings (including class actions), as well as other liabilities or costs, including costs associated with investigating and defending any such claims, and the evolving complexity of the privacy landscape, including new laws, regulations and other requirements, could impose new requirements or obligations on our business, impact our ability to collect, use or disclose personal information, decrease demand for our solutions, require us to restrict our business operations, increase our costs and impair our ability to maintain and grow our customer base and increase our revenue.

We will also be subject to the DoW Cybersecurity Maturity Model Certification (“CMMC”) requirements, which will require companies that store, process or transmit U.S. government controlled unclassified information (“CUI”) or U.S. government Federal Contract Information in connection with a DoW contract or subcontract to, depending on the level of security required, meet or exceed certain specified cybersecurity standards to be eligible for new contract awards. The DoW expects that nearly all new contracts will be required to comply with CMMC over a three-year phased implementation that began in November 2025. In addition, our DoW and other U.S. government work may subject us to other FAR and DFARS cybersecurity and information-protection requirements (including requirements to implement specified security controls for CUI, to report certain cyber incidents and to permit audits or assessments), and these requirements may need to be flowed down to subcontractors and suppliers that handle such information. To the extent we are unable to achieve certification in advance of contract awards, or we fail to achieve or maintain certification at the level required for a particular contract award, we will be unable to bid on such contract awards or follow-on awards for existing work with the DoW, which could materially adversely impact our revenue, profitability and cash flows. Additionally, our subcontractors, and certain of our vendors, may also need to comply with CMMC requirements. We may be negatively impacted if our subcontractors or vendors are not compliant with CMMC requirements or determine that obtaining CMMC certification is not economically viable, especially where we depend on limited, specialized or sole-source suppliers that are difficult or costly to replace. The obligations imposed on us under CMMC may be different from, or in addition to those, otherwise required by the Data Protection Laws to which we are subject. The costs to comply with the new CMMC requirements are significant and may increase, which could materially adversely affect our business, results of operations, prospects and financial condition. Failure to comply with CMMC or other FAR/DFARS cybersecurity requirements may also make us subject to bid protest challenges or False Claims Act allegations claiming damages to the government based on such non-compliance.

We have implemented internal controls and procedures designed to comply with the Data Protection Laws to which we are subject, CMMC and other applicable standards, as well as contractual obligations related to data protection and the processing of personal information. However, such laws, rules, regulations, standards and obligations are evolving and may be modified, replaced, interpreted and applied in a new or inconsistent manner from one jurisdiction to another, and may conflict with one another, other requirements or legal obligations. We cannot predict what impact, if any, the introduction, modification, or (re-)interpretation of such laws may have on our business. Similarly, in the future, we may become subject to new or similar data protection laws, regulations and standards that could add complexity and costs to our ongoing compliance efforts, including changes to our processing of information or business practices, which could materially adversely affect our business, results of operations, prospects and financial condition. Moreover, even despite efforts at compliance, we cannot assure ongoing compliance with all such laws or regulations and other legal obligations. Any failure or perceived failure by us to comply with applicable Data Protection Laws, or other contractual or legal obligations, or to adequately address privacy and security concerns, even if unfounded, may result in governmental investigations or enforcement actions, litigation or other proceedings (including class actions) by individuals, consumer rights groups, government agencies, or others, regulatory scrutiny or investigations, fines and penalties or adverse publicity and could cause our customers to lose trust in us, which could have a material adverse effect on our reputation, inhibit sales, require us to make changes to our business, and materially adversely affect our business, results of operations, prospects and financial condition.

Some of our contracts with the U.S. government allow it to use inventions developed under the contracts and to disclose technical data to third parties, which could harm our ability to compete.

Some of our contracts allow the U.S. government, higher-tier contractors, or other third parties acting on behalf of the U.S. government to use, royalty-free, or have others use, inventions developed under those contracts for government purposes. In addition, under certain FAR and DFARS data rights clauses, the U.S. government (and, in some cases, a prime contractor customer) may obtain rights in technical data and computer software developed or delivered under a contract, including the ability to disclose such technical data or computer software to third parties with limited or no restrictions. We may be required to deliver technical data or computer software as part of contract performance, and disputes may arise regarding the scope of the rights granted, the adequacy of our restrictive legends or markings, and whether any data or software were developed with government funding. The ability of third parties to use or obtain access to our technical data, computer software, or patents could allow the U.S. government to establish alternative suppliers, increase competition (including from our competitors), or pressure us to reduce our prices, any of which could have a material adverse effect on our business, results of operations, prospects and financial condition.

Intellectual property rights discovered through government-funded programs may be subject to federal regulations such as “march-in” rights, certain reporting requirements and a preference for U.S.-based companies and compliance with such regulations may limit our intellectual property rights.

We may develop, acquire, or license intellectual property rights in inventions that have been generated under agreements with the U.S. government. Pursuant to the Bayh-Dole Act of 1980, the U.S. government has certain rights in inventions first conceived or actually reduced to practice in performance of work under a federal funding agreement. These U.S. government rights may include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government may have the right, under certain limited circumstances, to require us to grant exclusive, partially exclusive or non-exclusive licenses to any of these inventions to a third-party if the U.S. government determines that: (1) adequate steps have not been taken to commercialize the invention; (2) government action is necessary to meet public health or safety needs; or (3) government action is necessary to meet requirements for public use under federal regulations (also referred to as “march-in” rights). Such “march-in” rights would apply to new subject matter arising from the use of such government funding or grants and would not extend to pre-existing subject matter or subject matter arising from funds unrelated to the government funding or grants. If the U.S. government exercised its “march-in” rights in our intellectual property rights that have been generated through the use of U.S. government funding or grants, we could be forced to license or sublicense intellectual property we developed or that we license on terms unfavorable to us, and there can be no assurance that we would receive compensation from the U.S. government for the exercise of such rights. The U.S. government may also have the right to take title to these inventions if a funding or grant recipient fails to disclose the invention to the government or fails to file an application to register the intellectual property within specified time limits. Intellectual property generated under a government-funded program is also subject to certain reporting requirements, compliance with which may require us to expend substantial resources. In addition, the U.S. government prohibits granting the exclusive right to use or sell these inventions in the United States unless the licensee agrees that products embodying or produced through the inventions will be manufactured substantially in the United States. This preference for U.S. industry may be waived by the federal agency that provided the funding if the owner of the intellectual property rights can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. This preference for U.S. industry may limit our ability to contract with non-U.S. product manufacturers for products covered by such intellectual property rights.

If we cannot successfully establish, maintain, protect, and enforce our intellectual property, our business could suffer.

Our success depends on our ability to establish, maintain, protect and enforce our intellectual property and other proprietary rights. We rely on a combination of patent, trade secret, trademark and other intellectual property laws, as well as contractual protections, such as nondisclosure agreements and confidentiality obligations, and other practices designed to protect our proprietary information, technologies and processes as well as our brands. We may be required to spend significant resources to establish, maintain, protect and enforce our intellectual property or proprietary rights and these efforts may not be sufficient. Our ability to establish, maintain, protect and enforce our intellectual property rights may be limited in certain countries outside the United States. Our failure to maintain adequate protection of our intellectual property rights for any reason could negatively affect our competitive position, impede our ability to commercialize our solutions and harm our business and results of operations. If our existing intellectual property rights are rendered invalid or unenforceable, or narrowed in scope, the protection such rights afford our business could be impaired. In addition, U.S. government contracts typically contain provisions that allow the government to claim rights, including intellectual property rights, in products and data developed under such agreements. We may not have the right to prohibit the U.S. government from using certain technologies developed by us and we may not be able to prohibit third-party companies, including our competitors, from using these technologies in providing solutions to the U.S. government. The U.S. government generally takes the position that it has the right to royalty-free use of technologies that are developed under U.S. government contracts or using U.S. government funding.

We cannot guarantee that any of our pending patent applications will result in the issuance of patents, that patents issued to or licensed by us in the past or in the future will not be challenged or circumvented by competitors, that these patents will be found to be valid or sufficiently broad to preclude our competitors from introducing technologies similar to those covered by our patents and patent applications or to provide us with any meaningful protection or commercial advantage. Patent applications in the United States are maintained in secrecy for a period of time after they are filed, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we will be the first creator of inventions covered by any patent application we make or the first to file patent applications on such inventions. The patenting process is expensive and time-consuming, and we may not be able to file and/or prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner or pursue or obtain patent protection in all relevant markets. In addition, we may be the target of competitor or other third-party patent enforcement actions seeking substantial monetary damages or seeking to prevent our sale and marketing of certain of our solutions. Further, we cannot assure you that competitors will not infringe our patents or that we will have adequate resources to defend or enforce our patents.

We rely in part on trade secrets, proprietary know-how and other confidential information to maintain our competitive position. However, trade secret protection is inherently uncertain, and the disclosure or independent development by third parties of our proprietary technology could have a material adverse impact on our business, results of operations, prospects, and financial condition. We cannot guarantee that our confidentiality and invention assignment agreements with our employees and consultants will be effective in controlling access to, and distribution of, our confidential information, ensuring that intellectual property developed by such individuals is properly assigned to us, or providing effective remedies in the event of a breach. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and a favorable outcome is not guaranteed. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our technologies, which may allow them to provide solutions similar to us and thereby harm our competitive position. In addition, the use of certain AI technology may pose risks to our ability to establish, maintain, enforce and protect intellectual property developed using such tools, and to the confidentiality of our proprietary and confidential information, including the inadvertent disclosure of such information into publicly available third-party training sets.

We also rely on our trademarks to distinguish our solutions from those of our competitors and have registered or applied to register many of these trademarks, however we have not yet secured registration for all of our trademarks, including our company name. We cannot guarantee that our trademark applications will mature to registration, and third parties may oppose our trademark applications or otherwise challenge our use of our trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our solutions, which could result in loss of brand recognition and could require us to devote resources to develop, advertise and market new brands. If we are unable to successfully register our trademarks and establish name recognition based on our trademarks, our ability to build and maintain brand value may be materially harmed. Furthermore, we may be unable to prevent third parties from using identical or confusingly similar names, which could adversely affect our brand identity, market recognition and competitive position. If a competitor or other third party adopts trademarks similar to ours, our ability to build brand identity may be impeded, possibly leading to market confusion and potentially requiring us to pursue legal action.

Significant resources may be required to monitor and protect our intellectual property rights, and despite such efforts, we may not be able to detect infringement, misappropriation or other violations of our intellectual property rights by third parties. Litigation may be necessary in the future to enforce or protect our intellectual property rights. Such litigation could be costly, time-consuming, unpredictable, distracting and burdensome to management and could result in the impairment or loss of portions of our intellectual property, and outcomes are uncertain. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits challenging the ownership, scope, validity and enforceability of our intellectual property rights. Third parties may also separately challenge the validity, scope and enforceability of our intellectual property in administrative and other legal proceedings. An adverse determination in any such proceeding could limit, impair or invalidate our intellectual property rights. Furthermore, because of the substantial amount of discovery that may be required in connection with intellectual property litigation, there is a risk that some of our proprietary or confidential information could be compromised by disclosure during this type of litigation. Our inability to protect our proprietary technology and other intellectual property against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could allow competitors to develop and commercialize solutions similar to ours and thereby reduce demand for our solutions, could delay future sales and introductions of new capabilities, result in our substituting inferior or more costly technologies into our business, or injure our reputation.

We have licensed, and may license in the future, intellectual property rights from third parties. The licenses we receive to such intellectual property rights may not provide exclusive or unrestricted rights in all fields of use and in all territories in which we may wish to develop or commercialize our solutions in the future, and may restrict our rights to offer certain solutions in certain markets or impose other obligations on us in exchange for our rights to the licensed intellectual property. If we violate the terms of any of our license agreements, such as by failing to make specified royalty payments or failing to comply with quality control standards, a licensor may have the right to terminate our license. Even if we comply with all the terms of a license agreement, we cannot guarantee that we will be able to renew an agreement when it expires even if we desire to do so. We may be required to license additional technology from third parties to develop and market new capabilities, and we cannot assure you that we will be able to license that technology on commercially reasonable terms or at all. The failure to obtain, maintain or renew rights to material intellectual property could harm our ability to compete, result in a loss of revenue and negatively impact our results of operations. Intellectual property obtained from third parties is also subject to challenge, invalidation, misappropriation, or circumvention by third parties.

We also grant licenses to third parties which allow third parties the right to use certain of our intellectual property in a restricted capacity. Further, a government, including the U.S. government, or a prime contractor customer could require us to relinquish intellectual property and data rights in connection with performing work on a government contract, which could lead to a loss of valuable rights in technology and intellectual property as a condition for participating in a government program. While we attempt to ensure that our intellectual property rights are protected when entering into business relationships, third parties may take actions that could materially and adversely affect our rights in or the value of our intellectual property rights.

Furthermore, our intellectual property rights may not be protected in some jurisdictions to the same extent that they are protected in the United States, increasing the potential for infringement or loss of competitive advantage. It may be more difficult for us to successfully challenge the use of our intellectual property by other parties in these countries, which could diminish the value of our technologies and solutions and cause our competitive position and growth to suffer. In addition, obtaining, prosecuting, maintaining, monitoring, enforcing and defending our intellectual property in all countries throughout the world where we operate may be prohibitively expensive. The lack of sufficient legal protections and/or adequate legal remedies for infringement, misappropriation and other violations of intellectual property in jurisdictions outside of the United States could have an adverse effect on our business, results of operations, prospects, and financial condition.

Third parties may allege that we are infringing, misappropriating, or otherwise violating their intellectual property rights, which could involve substantial costs and adversely impact our business.

Our success in part depends on our ability to develop, manufacture, market and sell our technologies without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. Furthermore, we cannot guarantee that the operation of our business does not and will not infringe or violate the rights of third parties. Because of technological changes in our industry, current patent coverage and the rapid rate of issuance of new patents, our current or future technologies may infringe, misappropriate or otherwise violate existing or future patents or intellectual property rights of other parties. Further, because some patent applications are maintained in secrecy for a period of time, there is a risk that we could develop a solution or technology without knowledge of a pending patent application, which solution or technology would infringe a third-party patent once that patent is issued.

We have in the past, and may in the future, be subject to claims by third parties alleging that we have infringed, misappropriated or otherwise violated their intellectual property rights. Any such claims, even those without merit, can be expensive and time-consuming to defend and may divert management’s attention and resources, and an adverse result in any proceeding could put our ability to produce, market and sell our technologies in jeopardy. The outcome of any litigation is inherently uncertain, and there can be no assurances that favorable final outcomes will be obtained in all cases. We may be required to spend significant resources to defend against such claims, pay significant money damages, cease using certain processes, technologies, trademarks or other intellectual property, cease making, offering and selling certain technologies, obtain a license (which may not be available on commercially reasonable terms or at all) or redesign all or a portion of our technologies or change our branding (which could be costly, time-consuming, or impossible). While no such claims have been material to date, there is no guarantee that future claims would not have a material effect on our business.

The defense costs and settlements for intellectual property infringement lawsuits may not be covered by insurance. Intellectual property infringement lawsuits can take years to resolve. If we are not successful in our defenses or are not successful in obtaining dismissals of any such lawsuit, legal fees or settlement costs could have an adverse effect on our operations and financial condition. Even if resolved in our favor, the volume of intellectual-property-related claims and the mere specter of threatened litigation or other legal proceedings may cause us to incur significant expenses and could distract our personnel from day-to-day responsibilities. The direct and indirect costs of addressing these actual and threatened disputes may have an adverse effect on our operations, reputation, and financial performance. In addition, some of our agreements with third parties require us to indemnify them for certain intellectual property claims against them, which could require us to incur considerable costs in defending such claims, and may require us to pay significant damages in the event of an adverse ruling. Such third-party partners may also discontinue their relationships with us as a result of injunctions or otherwise, which could result in loss of revenue and adversely impact our business operations.

Our use of AI technologies could adversely affect our solutions, harm our reputation, or cause us to incur liability resulting from harm to individuals or violation of laws and regulations or contracts to which we are a party.

AI technologies have rapidly developed, and our business may be adversely affected if we cannot successfully integrate the AI technology into our internal business processes and solutions in a timely, cost-effective, compliant and responsible manner. We use AI technologies throughout our business, and are dedicating resources and efforts to continuously improve our use of such technologies. As with many technological innovations, there are significant risks and challenges involved in developing, maintaining and deploying these technologies and there can be no assurance that the usage of such technologies will always enhance our solutions or be beneficial to our business, including our efficiency or profitability. Further, we may be unsuccessful in identifying or resolving ethical or legal issues related to our use of AI technologies before they arise. As AI technology and the related regulatory landscape are rapidly evolving, costs and obligations could be imposed on us to comply with new regulations.

The methods and processes we use to develop, deploy or otherwise use AI technologies may be found to not comply with rapidly evolving regulatory standards, thereby preventing or frustrating our use of the systems or creating liability for us. These methods and processes may perform in unexpected ways or be misused, jeopardizing our intellectual property or potentially resulting in unexpected loss or misappropriation of intellectual property. Improper use of AI technologies could also lead to data breaches, undetected cyber-attacks, regulatory action and reputational risks. If the AI technologies that we develop or use are: (i) incorrectly designed or implemented; (ii) trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data, or on data to which we do not have sufficient rights (for example, consisting of copyrighted material resulting in infringing output) or in relation to which we and/or the providers of such data have not implemented sufficient legal compliance measures (including with respect to the processing and protection of such data); (iii) used without sufficient oversight and governance to ensure their responsible and ethical use; and/or (iv) adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues, the performance of our solutions and business, as well as our reputation and the reputations of our customers and business partners, could suffer or we could incur liability resulting from harm to individuals, civil claims or the violation of laws or contracts to which we are a party. Further, the use of AI technology involves complexities and requires specialized expertise. We may not be able to attract and retain top talent to support our AI technology initiatives. If any of the operational, compliance or reputational risks were to materialize, our business and results of operations may be adversely affected.

The regulatory framework for AI technologies is rapidly evolving as many federal, state and foreign government bodies and agencies have enacted or are currently considering laws and regulations governing AI technology, which might be burdensome for us to comply with if they are enacted. Such regulations may limit or impact our ability to develop, use, offer, enhance, procure and commercialize our existing tools and features, or new solutions based on AI technologies in the future, and may require additional investments in oversight and the development of protections and safeguards. Additionally, existing laws and regulations, including competition, antitrust, data privacy and consumer protection laws may be interpreted or enforced in ways which would limit our ability to use AI technologies for our business, or require us to change the way we use AI technologies in a manner that negatively affects our use of and the operation of our AI technologies. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot predict the impact future laws, regulations, or standards, or the market perception of their requirements, may have on our business or how we will respond to these laws or regulations. In addition, if we fail or are perceived to fail to comply with these laws and regulations, we may face lawsuits (including class actions), investigations, enforcement actions, negative reputational impacts, and other penalties that materially impact our business.

Our use of open source software could compromise the proprietary nature of our software and expose us to other legal liabilities and technological risks.

Some of our proprietary software utilizes and incorporates open source software, and we expect to continue to use open source software in our business in the future. Open source software is freely accessible, usable and modifiable, in each case, subject to the terms of the applicable open source software license. Open source software is licensed by its authors or other third parties under open source licenses, which in some instances may subject us to certain unfavorable conditions. For example, certain open source licenses may give rise to requirements to disclose or license our proprietary source code or make available any derivative works or modifications of the open source code on unfavorable terms or at no cost, and we may be subject to such terms if such open source software is combined, linked, distributed or otherwise integrated with our proprietary software in certain ways. We make efforts to mitigate the risk of subjecting our proprietary code to these restrictions and requirements. However, we cannot guarantee that all open source software is reviewed prior to use in our platform or that our developers have not incorporated open source software into our solutions that we are unaware of, or that they will not do so in the future. As a result, we may be subject to certain requirements, including requirements that we offer our software that is combined or distributed with, incorporates or links to the open source software at reduced cost or for free, or that we make available the proprietary source code for such software to the general public.

Furthermore, almost no open source licenses have been interpreted by U.S. or foreign courts, resulting in a dearth of guidance regarding the proper legal interpretation of such licenses. As a result, there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our solutions. If a third-party were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages and required to comply with onerous conditions or restrictions on the use of our proprietary software. In any of these events, we could be required to re-engineer all or a portion of our technology systems or to seek licenses from third parties and/or pay royalties in order to continue using the open source software necessary to operate our business. We could be required to discontinue use of our software in the event re-engineering cannot be accomplished on a timely basis, or at all. Any of the foregoing could require us to devote additional research and development resources to re-engineer our software, could result in customer dissatisfaction, could allow our competitors to create similar platforms with lower development effort and time and could have a material adverse effect on our business and operations.

In addition, the use of open source software may entail greater technical and legal risks than those associated with the use of third-party commercial software, as open source licensors generally do not provide support, warranties, controls on origin of the software, indemnification or other contractual protections regarding infringement claims or the quality of the code, including the existence of security vulnerabilities. We cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with usage of open source software, such as the lack of warranties or assurance of title, cannot be eliminated and, if not properly addressed, could negatively affect our business. To the extent that our technologies and other business operations depend upon the successful and secure operation of the open source software we use, any undetected errors or defects in this open source software could prevent the deployment or impair the functionality of our software, delay the introduction of new technological capabilities, result in a failure of our technologies, and injure our reputation. For example, undetected errors or defects in open source software could render it vulnerable to breaches or security attacks and make our systems more vulnerable to data breaches or security attacks. In addition, the public availability of such software may make it easier for others to compromise our platform. Any of the foregoing would have a negative effect on our business, results of operations, prospects, and financial condition.

Risks Related to Legal and Regulatory Matters

We are subject to extensive government regulation as a government contractor, and our failure to comply with applicable regulations could subject us to penalties that may restrict our ability to conduct our business.

As a contractor and subcontractor to the U.S. government, we are subject to and must comply with various government regulations that impact our revenue, operating costs, profit margins, and the internal organization and operation of our business. The most significant regulations and regulatory authorities affecting our business include the following: (i) the FAR and supplemental agency regulations, which comprehensively regulate the formation and administration of, and performance under, U.S. government contracts; (ii) the Truthful Cost or Pricing Data Act (formerly known as the Truth in Negotiations Act), which requires certification and disclosure of all factual cost and pricing data in connection with contract negotiations; (iii) the False Claims Act and the False Statements Act, which impose penalties for payments made on the basis of false facts provided to the government and on the basis of false statements made to the government, respectively; (iv) the National Telecommunications and Information Administration and the Federal Communications Commission, which regulate the wireless spectrum allocations upon which Unmanned Aerial Systems (“UAS”) depend for operation and data transmission in the United States; (v) the Federal Aviation Administration, which regulates the use of airspace for all aircraft, including UAS operation in the United States; (vi) controls to protect U.S. government CUI, which our suppliers have access to in order to comply with cybersecurity regulations; (vii) the FCPA, which prohibits U.S. companies from providing anything of value to a foreign official to help obtain, retain, or direct business, or obtain any unfair advantage; (viii) laws and regulations related to supply chain, country of origin, and domestic preference requirements, including the Trade Agreements Act, Buy American Act, Buy America Act, the Cargo Preference Act, DFARS restrictions on the procurement and provision of specialty metals, and the Berry Amendment, which may require us to use or avoid certain suppliers or purchase or manufacture certain solutions domestically; (ix) the ITAR and the EAR, which regulate the export of sensitive technology and hardware, including controlled technical data, defense articles, and defense services and restrict the countries from which we may purchase materials and services used in the production of certain of our solutions; (x) post-government employment laws and regulations, which restrict the ability of a contractor to recruit and hire current employees of the U.S. government; (xi) laws, regulations and executive orders governing organizational conflicts of interest that may restrict our ability to compete for certain U.S. government contracts because of the work that we currently perform for the U.S. government or may require that we take measures such as firewalling off certain employees or restricting their future work activities due to the current work that they perform under a U.S. government contract; (xii) the Contractor Business Systems rule, which authorizes DoW agencies to withhold a portion of our payments if we are determined to have a significant deficiency in our accounting, cost estimating, purchasing, earned value management, material management and accounting and/or property management system; (xiii) laws, regulations and executive orders relating to the safeguarding and dissemination of information classified for U.S. national security purposes or designated as CUI; and (xiv) the Defense Production Act, which may require us to prioritize certain U.S. government orders over our other work.

In addition, we need special security clearances and regulatory approvals to continue working on certain of our projects with the U.S. government. Classified programs generally require that we comply with various executive orders, federal laws, and regulations and customer security requirements that may include restrictions on how we develop, store, protect, and share information and may require our employees and facilities to obtain government security clearances. We also must implement controls to protect U.S. government CUI. Failure to implement such controls to protect CUI could adversely affect our existing U.S. government contracts and jeopardize our ability to continue receiving U.S. government contracts. Additionally, certain of our solutions are sold to the U.S. government as commercial items. If the U.S. government were to dispute the commercial designation of such items, and absent a successful appeal by us of such designation, the profitability of sales of such items could be negatively affected.

Our failure to comply with applicable regulations, rules, and approvals; changes in the government’s interpretation of such regulations, rules and approvals as have been and are applied to our contracts, proposals or business or misconduct by any of our employees could result in the imposition of fines and penalties, the loss of security clearances, a decrease in profitability, the loss of our government contracts, or our suspension or debarment from contracting with the U.S. government generally, any of which could harm our business, financial condition and results of operations. We are also subject to certain regulations of comparable government agencies in other countries, and our failure to comply with these non-U.S. regulations could also harm our business, financial condition, or results of operations. Failure to obtain approval to export, or a determination by the U.S. government or similar agencies elsewhere in the world from which we failed to receive required approvals or licenses, could eliminate or restrict our ability to sell our solutions outside the United States or another country of origin, and the penalties that could be imposed by the U.S. government or other applicable government for failure to comply with these laws could be significant.

Our failure to comply with applicable economic and trade sanctions could materially adversely affect our reputation and results of operations.

Our business must be conducted in compliance with applicable economic and trade sanctions and export control laws and regulations, such as those administered and enforced by OFAC, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, the Directorate of Defense Trade Controls and other relevant authorities. Such laws and regulations prohibit or restrict certain operations, investment decisions, and sales activities, including dealings with certain countries or territories, and with certain governments and designated persons. Our global operations expose us to risks of violating, or being accused of violating, these laws and regulations. While we maintain policies and procedures designed to maintain compliance with applicable economic and trade sanctions and export controls, we cannot ensure that such policies will be effective in preventing violations or allegations of violations. In addition, our employees, representatives, or other third parties acting on our behalf may engage in conduct for which we might be held responsible. Our failure to comply with these laws and regulations may expose us to reputational harm as well as significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive, and any violation (or even the allegation of a violation) could materially adversely affect our reputation, business, results of operations, prospects and financial condition.

We are subject to the FCPA and other similar anti-corruption laws and regulations, which could expose us to liability and materially adversely impact our business.

We are subject to certain domestic and international anti-corruption laws, including the FCPA, other domestic U.S. bribery laws, the UK Bribery Act, and similar laws and regulations in other jurisdictions. These laws and regulations generally prohibit us and our employees and intermediaries from directly or indirectly authorizing, promising, offering, or providing payments or benefits to government officials and other recipients in order to obtain or retain business improperly or secure an improper business advantage. Certain of these laws also prohibit receiving or soliciting bribes. Our business in various countries may involve interactions with government officials responsible for enforcing regulations or the authorization of permits, licenses, or other approvals necessary for our business activities, and we also have customers that are governments or government instrumentalities. We also may engage third parties or participate in joint ventures that can, in certain cases, expose us to liability for the illegal activities of our partners or agents, even if we do not explicitly authorize such activities. The FCPA also requires that we keep accurate books and records and maintain a system of adequate internal accounting controls.

Violations of applicable anti-corruption laws could subject us to significant civil or criminal penalties, including fines, disgorgement of profits, injunctions, and debarment from government contracts. We may also be subject to collateral stockholder lawsuits, and violations or allegations of violations could also result in whistleblower complaints, adverse media coverage, and investigations, any of which could have a material adverse effect on our business, results of operations, prospects, and financial condition. Although we take precautions to prevent violations of anti-corruption laws, we cannot provide assurance that our compliance program will always prevent misconduct by our employees or business partners. Our exposure for violating these laws will increase as our international presence expands and as we increase sales and operations in foreign jurisdictions.

Investments in us may be subject to U.S. foreign investment regulations which may impose conditions on or limit certain investors’ ability to purchase our common stock, potentially making our common stock less attractive to investors. Our investments in U.S. companies may also be subject to U.S. foreign investment regulations.

Under the 1988 “Exon-Florio Amendment” to the U.S. Defense Production Act of 1950, as amended (the “DPA”), the U.S. President has the power to disrupt or block certain foreign investments in U.S. businesses if he or she determines that such a transaction threatens U.S. national security. The Committee on Foreign Investment in the United States (“CFIUS”) has been delegated the authority to conduct U.S. national security reviews of certain foreign investments. CFIUS may impose mitigation conditions to grant clearance of a transaction.

The Foreign Investment Risk Review Modernization Act (“FIRRMA”), enacted in 2018, amended the DPA to, among other things, expand CFIUS’s jurisdiction beyond acquisitions of control of U.S. businesses. Under FIRRMA, CFIUS also has jurisdiction over certain foreign non-controlling investments in U.S. businesses that are involved with critical technology or critical infrastructure, or that collect and maintain sensitive personal data of U.S. citizens (“TID U.S. Businesses”), if the foreign investor receives specified triggering rights in connection with its investment. We are a TID U.S. Business because we develop and design technologies that would be considered critical technologies. Certain foreign investments in TID U.S. Businesses are subject to mandatory filing with CFIUS. These restrictions on the ability of foreign persons to invest in us could limit our ability to engage in strategic transactions that could benefit our stockholders, including a change of control, and could also affect the price that an investor may be willing to pay for our common stock.

We are subject to procurement rules and other compliance regulations applicable to government contractors, which increase our performance and compliance costs under our government contracts and may subject us to government compliance audits. Failure to comply with these regulations may lead to the imposition of fines and civil, administrative, or even criminal penalties.

We must comply with, and are affected by, laws and regulations relating to the formation, administration and performance of U.S. government contracts and subcontracts (including, potentially, certain reseller agreements). These requirements, although customary in U.S. government contracts and subcontracts, increase our performance and compliance costs. These costs might increase in the future, reducing our margins, which could have a material adverse effect on our business, results of operations, prospects and financial condition.

Our or our agents’ failure to comply with these regulations and requirements under certain circumstances could lead to suspension or debarment from U.S. government contracting or subcontracting for a period of time, could lead to liability for breach of contract or under the civil False Claims Act (which can include civil penalties and treble damages) and could have a material adverse effect on our reputation and ability to receive other U.S. government contract awards in the future. Additionally, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence whistleblower actions. We may not always be aware that an inquiry or action has begun, particularly in the case of whistleblower actions, which are initially filed under court seal. In addition, responding to governmental audits or investigations may involve significant expense and divert management attention, even if the investigation does not ultimately lead to litigation or findings of wrongdoing. In some cases, audits or investigations may result in disputes with the respective government agency that can result in arbitration, litigation, or negotiated settlements.

These laws and regulations, among other things, may require certification and disclosure of all cost and pricing data in connection with contract negotiation, define allowable and unallowable costs and otherwise govern our right to reimbursement under certain cost-based U.S. government contracts. In connection with this, we may be subject to audit by government agencies. These agencies may review a contractor’s performance under its contracts, cost structure, proposed pricing and compliance with applicable laws, regulations and standards. These agencies also may review the adequacy of, and a contractor’s compliance with, its internal control systems and policies, including the contractor’s purchasing, quality, accounting, property, estimating, compensation and management information systems. Any costs found to be improperly allocated to a specific cost-reimbursement contract will not be reimbursed, while such costs already reimbursed must be refunded and could be subject to penalty. We may be subject to similar rules, regulations and risks with respect to our non-U.S. government contracts as well.

Government contract regulations may also restrict the use and dissemination of classified information and the exportation of certain products and technical data, among other things.

In addition, we have previously represented that we are eligible for certain task orders set-aside for small businesses under the U.S. Small Business Administration (“SBA”) set-aside program, and received small business set-aside awards as a result. As such, we were subject to laws and regulations governing this program. If we were mistaken in our small business size status, or failed to comply with regulations under this program in the past, we could be subject to civil, criminal and/or administrative penalties, including under the False Claims Act.

If our solutions fail to meet contractual specifications, required performance standards or applicable quality and manufacturing standards, we may be required to repair, replace, or re-qualify affected systems at our own expense, which could be costly and could harm our reputation with customers.

If our solutions fail to meet contractual specifications or required performance standards, we may be required to repair, replace, or re-qualify affected systems at our own expense. We conform to certain standards and conformity assessment schemes, including International Organization for Standardization, or ISO, 9001:2015 and the International Aerospace Quality Group / SAE International AS9100D:2016 standards, and if any system inspection or audit reveals that we are not in compliance with applicable standards, registrars may take action against us, including issuing a corrective action request or discontinuing our certifications, which could harm our reputation as well as our business, financial condition and results of operations. The costs associated with any such remediation efforts could be significant. In addition, any product quality failure or required re-qualification, regardless of direct costs of remediation, may harm customer perceptions of our solutions and have a negative impact on our future revenue and results of operations. In addition to government regulation, solutions that have been or may be developed by us may expose us to potential liability from personal injury or property damage claims by the users of such solutions. There can be no assurance that a claim will not be brought against us in the future, regardless of merit. While we maintain insurance coverage for product liability claims, our insurance may be inadequate to cover any such claims. Any successful claim or material settlement of such claims could materially adversely affect our business, results of operations, prospects and financial condition.

Our business and operations expose us to numerous legal and regulatory requirements, and any violation of these requirements could materially adversely affect our business, results of operations, prospects and financial condition.

We are subject to numerous state, federal and international laws and directives and regulations in the U.S. and abroad that involve matters central to our business, including data privacy and security, employment and labor relations, immigration, taxation, anti-corruption, anti-bribery, import-export controls, trade restrictions, internal and disclosure control obligations, securities regulation and anti-competition. Compliance with legal requirements is costly, time-consuming and requires significant resources. We also conduct business in areas involving classified defense technology, space-based systems, and autonomous platforms, which are subject to heightened regulatory scrutiny. Violations of one or more of these legal requirements in the conduct of our business could result in significant fines and other damages, criminal sanctions against us or our officers, prohibitions on doing business and damage to our reputation. Violations of these regulations or contractual obligations related to regulatory compliance in connection with the performance of customer contracts could also result in liability for significant monetary damages, fines and criminal prosecution, unfavorable publicity, and other reputational damage, restrictions on our ability to compete for certain work and allegations by our customers that we have not performed our contractual obligations.

We are subject to the requirements of the National Industrial Security Program Operating Manual rule for our facility security clearance, which is a prerequisite to our ability to perform on classified contracts for the U.S. government, and similar requirements regarding foreign ownership, control, or influence are proposed for certain additional DoW contracts.

A facility security clearance is required for a company to perform on classified contracts for the DoW and certain other agencies of the U.S. government. Security clearances are subject to regulations and requirements including the NISPOM, which specifies the requirements for the protection of classified information released or disclosed in connection with classified U.S. government contracts.

We require certain facility and personnel security clearances to perform our classified U.S. government related business. As such, we must comply with the requirements of the NISPOM and any other applicable U.S. government industrial security regulations. Among other things, the NISPOM requires that a corporation maintaining a facility security clearance be effectively insulated from foreign ownership, control, or influence

(“FOCI”). Failure to maintain an agreement with the DoW regarding the appropriate FOCI mitigation arrangement, or to otherwise comply with NISPOM requirements, or any other industrial security requirements applicable to our classified contracts, could result in invalidation or termination of our facility security clearances, which in turn would mean that we would not be able to enter into future contracts with the U.S. government or prime contractors requiring facility security clearances, which may, in turn, result in the loss of our ability to complete existing contracts with the U.S. government. Failure to comply with the NISPOM or other security requirements may subject us to civil or criminal penalties, loss of access to classified information, loss of U.S. government contracts, or potentially debarment as a government contractor. Additionally, certain classified contracts carry higher performance risk, and we might be unable to insure loss to government property because the classified nature of the contracts prevents the disclosure of information necessary for underwriting and claims to commercial insurers.

Additionally, DoW in May 2026 issued a proposed rule to extend similar requirements regarding FOCI disclosure and mitigation beyond classified contracts. The proposed rule would implement portions of Section 847 of the FY 2020 NDAA and Section 819 of the FY 2021 NDAA and would apply to DoW contracts and subcontracts valued at more than $5 million. If implemented, this would also limit information that can be shared with foreign investors.

Our operations are subject to governmental laws and regulations relating to environmental matters, which may expose us to significant costs and liabilities that could negatively impact our financial condition.

We are subject to various foreign, federal, state, provincial, and local environmental laws and regulations relating to the operation of our businesses, including those governing pollution, the handling, storage, disposal, and transportation of hazardous substances, and the ownership and operation of real property. These laws include, among others, the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act, the Toxic Substances Control Act, and analogous state and foreign laws. Such laws and regulations may result in significant liabilities and costs to us, including due to the actions or inactions of the previous owners or operators of our facilities. In addition, new laws and regulations, more stringent enforcement of existing laws and regulations or the discovery of previously unknown contamination could result in additional liabilities and costs.

Certain foreign, federal, state, provincial and local laws and regulations relating to the protection of the environment and natural resources may require a current or previous owner or operator of real estate to investigate and remediate hazardous or toxic substances or petroleum product releases at or from the property. Under certain environmental laws and regulations, including CERCLA and analogous state laws, generators of waste materials and current and former owners or operators of facilities can be subject to liability for investigation and remediation costs at locations that have been identified as requiring response actions. Compliance with environmental laws and regulations can require significant expenditures, including capital expenditures for pollution control equipment, monitoring, and remediation measures. In addition, we could incur costs to comply with such current or future laws and regulations, the violation of which could lead to substantial fines and penalties. If we are found to be in violation of the Clean Air Act or the Clean Water Act, the facility or facilities involved in the violation could be placed by the U.S. Environmental Protection Agency on a list of facilities that generally cannot be used in performing on U.S. government contracts until the violation is corrected.

We may be required to pay governmental entities or other third parties for property damage and for investigation and remediation costs that they incurred in connection with contamination at our current and former properties without regard to whether we knew of or caused the presence of the contaminants. Liability under these laws and regulations may be strict, joint and several, meaning that we could be liable for the costs of cleaning up environmental contamination regardless of fault or the amount of waste directly attributable to us. Even if more than one person may have been responsible for the contamination, each person covered by these environmental laws and regulations may be held responsible for all of the clean-up costs incurred. Stricter or different remediation standards or enforcement of existing laws and regulations, new requirements (including regulation of new substances), discovery of previously unknown contamination or new contaminants, imposition of fines, penalties or damages (including natural resource damages), a determination that certain remediation or other costs are unallowable, or the insolvency, inability or unwillingness of other potentially responsible parties to pay their share could require us to incur material additional costs in excess of those anticipated. In addition, our operations require various permits, licenses and approvals from federal, state and local authorities, including those relating to air emissions, wastewater and stormwater discharges, hazardous waste management and storage and use of hazardous materials. Any failure to obtain, maintain, amend or timely renew required permits or approvals, or noncompliance with permit conditions, could result in fines, penalties, corrective actions, operation restrictions or shutdowns. Environmental liabilities could arise and have a material adverse effect on us. We do not believe, however, that pending environmental regulatory developments in this area will have a material effect on our capital expenditures or otherwise materially adversely affect our operations, operating costs, or competitive position.

We are subject to occupational health and safety requirements, and workplace incidents could result in liability, regulatory action, operational disruptions and increased costs.

Our manufacturing and testing activities involve high-power equipment, flammable and reactive materials, soldering and assembly operations, and other processes that present health and safety risks to our employees. We are subject to U.S. federal and state occupational safety and health laws and regulations and comparable foreign requirements, which impose obligations relating to, among other things, hazard communication, personal protective equipment, control of hazardous energy, machine guarding, facility safety and recordkeeping. In the ordinary course of our business, our employees work with chemicals, hazardous materials, electrical machinery and other equipment that may pose risks to their health and safety, and our employees may face additional risks when working in specialized environments, including classified facilities and testing areas.

Workplace incidents, including those involving serious injury or death, could disrupt our operations, damage our reputation and negatively affect our financial condition and results of operations. Such incidents may trigger reporting obligations, inspections, citations or penalties under applicable workplace safety laws and regulations, including for alleged non-compliance with incident reporting or recordkeeping requirements. Serious incidents may trigger investigations by regulators and other authorities, and may also lead to enforcement actions, third-party claims, contractual disputes, workers’ compensation claims and increased insurance costs. Increased regulatory scrutiny or changes in standards may require capital investments, process changes or additional controls. In addition, such occurrences may lead to legal claims that seek to hold us liable, and we may not be successful in defending against such claims, any of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Misconduct of employees, subcontractors, agents, suppliers, business partners or joint ventures and others working on our behalf could cause us to lose existing contracts or customers and adversely affect our ability to obtain new contracts and customers and could have a material adverse impact on our reputation, business, results of operations, prospects and financial condition.

Misconduct could include fraud or other improper activities such as falsifying time or other records, violations of laws, and failure to comply with our policies and procedures or with federal, state, or local government procurement regulations, regulations regarding the use and safeguarding of classified or other protected information, legislation regarding the pricing of labor and other costs in government contracts, laws and regulations relating to environmental, health or safety matters, bribery of foreign government officials, import-export control, lobbying or similar activities and any other applicable laws or regulations. Any data loss or information security lapses resulting in the compromise of personal information or the improper use or disclosure of sensitive or classified information could result in claims, remediation costs, regulatory investigations or sanctions against us, corruption or disruption of our systems or those of our customers, impairment of our ability to provide solutions to our customers, loss of current and future contracts, indemnity obligations, serious harm to our reputation and other potential liabilities. Although we have implemented policies, procedures, training, and other compliance controls to prevent and detect these activities, these precautions may not prevent all misconduct, and as a result, we could face unknown risks or losses. This risk of improper conduct may increase as we continue to expand and do business with new partners. In the ordinary course of our business, we may form or become members of joint ventures (meaning joint efforts or business arrangements of any type). Our failure to comply with applicable laws or regulations could damage our reputation and subject us to administrative, civil, or criminal investigations and enforcement actions, fines and penalties, restitution or other damages including civil False Claims Act allegations (which can include civil penalties and treble damages), loss of security clearance, loss of current and future customer contracts, loss of privileges and other sanctions, including suspension or debarment from contracting with federal, state or local government agencies, any of which would materially adversely affect our reputation, business, results of operations, prospects and financial condition.

Regulations designed to address climate change may result in additional compliance costs.

Our operations and the solutions we sell are currently subject to rules limiting emissions of greenhouse gases and to other climate-related regulations in certain jurisdictions where we operate. The increased prevalence of global climate change concerns may result in new regulations that may increase our compliance obligations and negatively impact us, our suppliers and customers. We are continuing to evaluate short-, medium- and long-term risks related to climate change and related laws and regulations. Existing and proposed regulations to address climate change by limiting greenhouse gas (“GHG”) emissions and restrictions on other air emissions may cause us to incur additional operating and capital expenditures or adversely affect demand for our solutions. Legislative, regulatory and other governmental authorities in certain jurisdictions have considered and implemented, and likely will continue to consider and implement, measures related to climate change and the reduction of GHG emissions that could affect our operations, our suppliers or the markets we serve. If stricter environmental laws and regulations, including those relating to GHGs, are adopted or carbon taxes are instituted, such regulatory responses could require operational changes, increase our compliance costs, and adversely affect our business and results of operations. In addition, the physical impacts of climate change, including extreme weather events and natural disasters, could disrupt our operations or those of our suppliers and customers, and increase the frequency and severity of business interruptions. We cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered, interpreted, or expanded. Compliance with any new or more stringent laws or regulations, or stricter interpretations of existing laws, could require additional expenditures by us or our suppliers, in which case, the costs of meeting legal requirements and obtaining raw materials and component parts could increase.

Risks Related to Financial Matters

Policy changes affecting international trade could adversely impact the cost of our solutions and our competitive position.

Changes in government policies on foreign trade and investment may affect the manufacturing costs of the components for our solutions or prevent us from being able to sell solutions in certain countries. Our business benefits from free trade agreements, and efforts to withdraw from or substantially modify such agreements, in addition to the implementation of more restrictive trade policies, such as more detailed inspections, higher tariffs, import or export licensing requirements, economic sanctions, anti-boycott laws, exchange controls or new barriers to entry, could have a material adverse effect on our business, results of operations, prospects, financial condition and cash flows. Additionally, the U.S. Executive Branch has in the past, and may in the future, levy taxes on foreign jurisdictions. Such tariffs, including retaliatory measures from foreign jurisdictions, may increase the complexity and cost of our operations, including upward pressure on prices for our components, which could reduce our ability to offer competitive pricing to potential customers and affect the demand for our solutions.

We cannot predict what changes to trade policy will be made by the U.S. Executive Branch, Congress or foreign jurisdictions, including whether existing tariff policies will be maintained or modified or whether the entry into new bilateral or multilateral trade agreements will occur, nor can we predict the effects that any such changes would have on our business or the global economy. Changes in U.S. trade policy, or threat of such changes, have resulted and could again result in reactions from U.S. trading partners, including adopting responsive trade policies making it more difficult or costly for us to export our solutions or import product components from countries where we currently purchase products or product components or sell solutions. Such changes, or threatened changes, to trade policy or in laws and policies governing foreign trade, and any resulting negative sentiments towards the United States as a result of such changes, could materially and adversely affect our business, results of operations, prospects, financial condition and liquidity.

Our limited international business exposes us to risks relating to regulation, currency fluctuations and political or economic instability in foreign markets, which could have a material adverse effect on us.

We conduct certain business internationally, including through our allied nation defense programs in Morocco, Egypt, Taiwan, and allied Europe, and we intend to continue to expand our international operations in the future. Approximately 15% of our revenue for the year ended December 31, 2025 was derived from international allied nation customers. Our Maritime Domain Awareness and Space ISR & Resilient Communications missions are particularly relevant drivers of international demand, as allied nation customers increasingly seek modular, sovereign-ready solutions that can be adapted to local operating requirements and deployed on accelerated timelines. Our international expansion includes military turnkey C2 and mission-software deployments and integrated satellite payload and RF terminal solutions for sovereign customer needs, and maritime and autonomous applications adjacent to programs we already support. International operations are subject to certain risks, such as unexpected changes in laws, policies and regulatory requirements, including, but not limited to, regulations related to trade controls; increased cost of localizing systems in foreign countries; increased sales and marketing and research and development expenses; availability of suitable export financing; timing and availability of export licenses; imposition or increases of taxes, tariffs, embargoes and other trade barriers; political and economic instability; issues related to the political relationship between the United States and other countries; effects of austerity programs or similar significant budget reduction programs; potential preferences by prospective customers to purchase from local (non-U.S.) sources; and fluctuations in currency exchange rates, foreign exchange controls and restrictions on cash repatriation; compliance with international laws and U.S. laws affecting the activities of U.S. companies abroad, including the FCPA; challenges in staffing and managing foreign operations; difficulties in managing distributors; requirements for additional liquidity to fund our international operations; the escalation or continuation of armed conflict, hostilities or economic sanctions between countries or regions; difficulties in obtaining or enforcing judgments in foreign jurisdictions; ineffective legal protection of our intellectual property rights in certain countries; potentially adverse tax consequences; potential difficulty in making adequate payment arrangements; and potential difficulty in collecting accounts receivable. As a result of these and other risks, we may be unsuccessful in implementing our international business plan, or we may not be able to achieve the revenue that we expect. In addition, some of our customer purchase agreements are governed by foreign laws, which may differ significantly from U.S. laws. We may be limited in our ability to enforce our rights under these agreements and to collect damages, if awarded. Any of the risks described above could materially harm our business and impair the value of our common stock.

These risks, individually or in the aggregate, could have an adverse effect on our results of operations and financial condition. In addition, our international contracts may include industrial cooperation agreements requiring specific in-country purchases, investments, manufacturing agreements or other financial obligations, known as offset obligations, and provide for penalties if we fail to meet such requirements. Further, due to the nature of our solutions, we must in some instances obtain licenses and authorizations from various U.S. government agencies before selling our solutions outside of the U.S. Our ability to obtain these licenses and authorizations timely or at all is subject to risks and uncertainties, including changing U.S. government policies or laws or delays in Congressional action due to geopolitical and other factors. The impact of these factors is difficult to predict, but one or more of them could adversely affect our results of operations, financial condition or cash flows.

We use estimates in accounting for many of our programs and changes in our estimates could materially adversely affect our future financial results.

Contract accounting requires judgments relative to assessing risks, including risks associated with estimating contract transaction prices and costs, assumptions for schedule and technical issues, customer-directed delays and reductions in scheduled deliveries, and unfavorable resolutions of claims and contractual matters. Due to the size and nature of many of our contracts, the estimation of total costs at completion is complicated and subject to many variables. For example, we must make assumptions regarding the length of time to complete the contract because costs also include expected increases in wages and prices for materials; and consider incentives or penalties related to performance on contracts and include them in the variable consideration to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the related uncertainty is resolved. Estimating total costs at completion requires us to make informed estimates regarding subcontractor performance, material costs and availability, labor costs and productivity, as well as overhead expenses. In addition, our results of operations can be adversely affected when estimated contract costs increase, especially without comparable increases in revenue. There are many reasons estimated contract costs can increase, including, among other things, inflation, labor challenges, supply chain challenges and market and exchange rate volatility; delays or limitations in customer funding; design or other development challenges; production challenges (including from technical or quality issues and other performance concerns); inability to realize learning curves or other cost savings; changes in laws or regulations; actions necessary for long-term customer satisfaction; challenges caused by the global health environment; climate change and natural disasters or environmental matters. In addition, if estimated total costs on a contract exceed anticipated total revenue, we are required to recognize a provision for the entire anticipated loss in the period in which the loss is identified, which could result in material charges to our results of operations in any given period. Incentives, awards, price escalations, liquidated damages, or penalties related to performance on contracts are considered in estimating revenue and profit rates using either the expected value method or most likely amount method. Because of the significance of the judgments and estimation processes described above, it is likely that materially different amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates could materially adversely affect our future results of operations and financial condition. See also “We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses or maintain effective internal controls, the accuracy and timeliness of our financial reporting may be materially adversely affected, which could cause the market price of our common stock to decline, lessen investor confidence and harm our business.”

Our financial results of operations could be materially adversely affected by impairment of our goodwill or other intangible assets.

When we acquire a business, we record goodwill equal to the excess of the amount we pay for the business, including liabilities assumed, over the fair value of the tangible and identifiable intangible assets of the business we acquire. Goodwill and other intangible assets that have indefinite useful lives must be evaluated at least annually for impairment. The specific guidance for testing goodwill and other non-amortized intangible assets for impairment requires management to make certain estimates and assumptions when determining the fair value of reporting unit net assets and liabilities, including, among other things, an assessment of market conditions, projected cash flows, investment rates, cost of capital and growth rates, which could significantly impact the reported value of goodwill and other intangible assets. Changes in our estimates and assumptions could materially adversely impact projected cash flows and the fair value of reporting units. Fair value is generally determined using a combination of the discounted cashflow, market multiple and market capitalization valuation approaches. Absent any impairment indicators, we generally perform our evaluations annually in the fourth quarter, using available forecast information.

Mergers and acquisitions have resulted in significant increases in identifiable intangible assets and goodwill. We have completed 12 strategic acquisitions since 2018, and as a result, we carry substantial goodwill and identifiable intangible assets on our consolidated balance sheet. Identifiable intangible assets, which primarily include customer relationships, contract backlog, trade name, and technology, were approximately $58.0 million as of December 31, 2025, net of accumulated amortization. Goodwill recognized in accounting for the mergers and acquisitions was approximately $187.3 million as of December 31, 2025. We may never realize the full value of our identifiable intangible assets and goodwill, and our future acquisition strategy may result in further increases in goodwill and intangible assets. If at any time we determine an impairment has occurred, we are required to reflect the reduction in value as an expense within operating income, resulting in a reduction of earnings and a corresponding reduction in our net asset value in the period such impairment is identified.

Our cash flow and ability to be profitable could be reduced if expenditures are incurred prior to the final receipt of a contract.

We provide various specialized solutions, and sometimes procure equipment and materials on behalf of our customers under various contractual arrangements. From time to time, in order to ensure that we satisfy our customers’ delivery requirements and schedules, we may elect to initiate procurement and production in advance of receiving a contract award, or final authorization from the government customer or a prime contractor. In addition, from time to time, we may build production units, including RF subsystems, sensor architecture, sensor hardware, data and software, or other sense-to-act connectivity solutions, in advance of receiving an anticipated contract award. These actions that we may take to procure materials and/or commence production in advance of contract award require use of our working capital resources which impact our near-term operating cash flows. If our government or prime contractor customer’s requirements should change or if the government or the prime contractor should direct the anticipated procurement to another contractor, or if the anticipated contract award does not materialize, or if the equipment or materials become obsolete or require modification before we are under contract for the procurement, our investment in the equipment or materials might be at risk if we cannot efficiently resell them. This could reduce anticipated earnings or result in a loss, materially adversely affecting our business, results of operations, prospects and financial condition.

Our ability to use net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2025, we had federal net operating loss carryforwards. While U.S. federal net operating losses incurred after 2017 may be carried forward indefinitely, the deductibility of such net operating losses is generally limited to 80% of taxable income. In addition, our federal and state net operating loss carryforwards and certain other tax attributes may be subject to significant limitations under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”). Under those provisions, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and certain other pre-change tax attributes to offset its post-change income may be subject to annual limitations. In general, an “ownership change” occurs if there is a cumulative change in ownership by “5-percent stockholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state laws. If an ownership change has occurred or occurs in the future, our ability to use our pre-change net operating loss carryforwards and other tax attributes to offset our post-change taxable income may be subject to substantial annual limitations, potentially increasing and accelerating our liability for income taxes and causing those tax attributes to expire unused. As a result, even if we achieve profitability, such limitations could result in us retaining less cash after payment of federal and state income taxes than we would otherwise retain if such carryforwards were fully available as an offset against taxable income.

Changes in tax law, effective tax rates or adverse outcomes from other tax increases or an examination of our income or other tax returns could adversely affect our results of operations and financial condition.

Changes in laws and policies relating to taxes may materially and adversely affect our business, results of operations, prospects, financial condition and cash flows. Any changes in our effective tax rates or tax liabilities could adversely affect our business, results of operations, prospects, and financial condition. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	expansion into or future activities in new jurisdictions;

•	the availability of tax deductions, credits, exemptions, refunds and other benefits to reduce tax liabilities;

•	tax effects of share-based compensation; and

•	changes in tax laws, tax regulations, accounting principles, or interpretations or applications thereof.

Many countries have recently enacted, or are actively considering changes to existing tax laws that, if enacted, could increase our tax obligations. For example, in 2017, the United States enacted the Tax Cuts and Jobs Act, which made significant changes to its tax laws, including reducing the corporate tax rate and altering the way in which the United States taxes multinational corporations. Some of these changes are scheduled to expire in 2026, although various members of Congress and other governmental officials have proposed extending or modifying many of these rules. In 2021, the Organization for Economic Cooperation and Development released a framework to implement a global minimum tax of 15% (“Pillar 2”). While it is uncertain whether the United States will enact Pillar 2 legislation, other countries have adopted legislation to implement Pillar 2. In August 2022, the Inflation Reduction Act (the “IRA”) was signed into law in the United States. The IRA made a number of changes to U.S. tax laws, including adding a 15% minimum tax on adjusted financial statement income of certain large companies with average book income in excess of $1 billion. Legislation currently pending in Congress could also affect the treatment of U.S. corporations and their stockholders; however, we are not able to predict whether this legislation will be adopted in its current form or at all. Legislative and other authorities both in the United States and in other countries regularly consider and may adopt these proposed or other similar or other changes to tax law, rules and policies, and we are not able to predict if or when any such changes will be made. In addition, an adverse outcome arising from an examination of our income or other tax returns could result in additional taxes, penalties, interest or other liabilities that could have an adverse effect on our results of operations and financial condition.

We may need to raise additional capital, and we cannot be sure that additional financing will be available.

To satisfy existing obligations and support the development of our business, we depend on our ability to generate cash flow from operations and to borrow funds. We may require additional financing for liquidity, capital requirements or growth initiatives. As of June 30, 2026, we had limited remaining borrowing capacity under our Prior Credit Facilities (as defined below), which were repaid in full in connection with the Refinancing on July 31, 2026. Under our New Credit Facility we have $26.8 million of availability as of July 31, 2026. We will continue to depend on cash flow from operations, the proceeds of this offering, or additional financing sources to meet our liquidity needs. Historically, we have received significant equity contributions from our sponsor to fund operations and growth. Following this offering, we will no longer rely on such contributions, and our ability to fund operations will depend on cash generated from operations, our New Credit Facility, and the capital markets. We may not be able to obtain financing on terms and at interest rates that are favorable to us or at all. Any inability by us to obtain financing in the future could have a material adverse effect on our business, results of operations, prospects, financial condition and cash flows.

In addition, if we were to undertake a substantial acquisition for cash, the acquisition would likely need to be financed in part through additional financing from banks, through offerings of debt or equity securities or through other arrangements. We cannot assure you that the necessary acquisition financing would be available to us on acceptable terms if and when required.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses or maintain effective internal controls, the accuracy and timeliness of our financial reporting may be materially adversely affected, which could cause the market price of our common stock to decline, lessen investor confidence and harm our business.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. We are in the early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. We may not be able to complete our evaluation, testing and any required remediation prior to becoming a public company or in a timely manner thereafter. If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the market price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the fiscal year that coincides with the filing of our second annual report on Form 10-K. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. We will also be required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the filing of our second annual report on Form 10-K or the first annual report on Form 10-K following the date we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

During the audit of our financial statements included elsewhere in this prospectus, we identified material weaknesses in our internal control over financial reporting, which remain unremediated as of June 30, 2026. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified include the following: we did not design and maintain effective process-level controls over certain key business processes supporting our financial reporting, including controls that are sufficiently precise, performed consistently and timely, and formally documented; we did not design and maintain sufficient segregation of duties over the performance of certain financial close processes, including over the review and approval of manual journal entries; we did not design and maintain effective information technology general controls for certain information systems supporting our key financial reporting processes, including segregation of duties, security administration and change management; and we did not design and maintain effective process-level controls for identifying and assessing existing and potential transactions with related parties.

None of the material weaknesses described above resulted in a material misstatement to our financial statements. Nevertheless, we recognize that each of the material weaknesses described above could result in misstatements to substantially all financial statement accounts and disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected on a timely basis.

We are actively working to evaluate the material weaknesses, develop our full remediation plan and establish a robust internal control environment that is appropriate for a public company. While we are committed to completing these remediation efforts as quickly as reasonably possible and investing in the personnel, processes and systems necessary to maintain an effective internal control over financial reporting, until the remediation plan is implemented, tested and deemed effective, we cannot assure that our actions will adequately remediate the material weaknesses or that additional material weaknesses in our internal controls will not be identified in the future. If we are unable to remediate the material weaknesses, our ability to record, process and report financial information accurately, and to prepare financial statements within the time periods specified by the rules and forms of the SEC could be adversely affected and could reduce the market’s confidence in our financial statements and cause the market price of our common stock to decline. We cannot at this time provide an expected timeline in connection with any remediation plan. These remediation measures may be time consuming and costly and might place significant demands on our financial and operational resources.

Additionally, if one or more material weaknesses in our internal control over financial reporting are identified in future periods, our management would be required to devote significant time and incur significant expense to remediate any such material weaknesses and may not be able to remediate any such material weaknesses in a timely manner. Any such material weaknesses in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause stockholders to lose confidence in our reported financial information, all of which could materially and adversely affect our business and the market price of our common stock. Moreover, we may need to undertake various additional costly and time-consuming actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff, which may adversely affect our business, financial condition and results of operations.

If we are unable to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404, our independent registered public accounting firm may not issue an unqualified opinion. If we are unable to conclude that we have effective internal control over financial reporting, investors could lose confidence in our reported financial information, which could have a material adverse effect on the market price of our common stock. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Risks Related to Our Indebtedness

Our indebtedness, which is subject to variable interest rates, could adversely affect our financial health and could harm our ability to react to changes to our business.

As of June 30, 2026, our total indebtedness, excluding approximately $4.4 million of unamortized debt issuance costs, was approximately $275.7 million, consisting of borrowings under the Accelint Credit Agreement and the Vitesse Credit Agreement (each as defined herein and together, the “Credit Facilities”) and equipment financing arrangements. On July 31, 2026, we repaid these in full and entered into the New Credit Facility under which we have $273.2 million borrowings outstanding as of July 31, 2026. We may incur additional indebtedness in the future, including borrowings under the New Credit Facility. For a description of the New Credit Facility and additional information related to our debt, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.”

Our indebtedness could have important consequences. For example, it could:

•	increase our vulnerability to general economic downturns and adverse competitive and industry conditions;

•	increase the risk we are subjected to a downgrade or put on a negative watch by the ratings agencies;

•

require us to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital requirements, capital expenditures, acquisitions, research and development efforts and other general corporate requirements;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to competitors that have less debt;

•	negatively impact investors’ perception of us;

•	impact our ability to pay dividends and make other distributions or to purchase, redeem or retire capital stock; and

•

limit, along with the financial and other restrictive covenants contained in the documents governing our indebtedness, among other things, our ability to borrow additional funds, make investments and incur liens.

Although our New Credit Facility contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and the indebtedness incurred in compliance with these qualifications and exceptions could be substantial. Our New Credit Facility requires the maintenance of a leverage ratio and a fixed charge coverage ratio. There are also certain non-financial covenants in place limiting us, from, among other things, incurring other indebtedness, creating any liens on our properties, entering into merger or consolidation transactions, disposing of all or substantially all of our assets and payment of certain dividends and distributions.

Servicing our indebtedness requires a significant amount of cash. Our ability to generate cash depends on many factors, and any failure to meet our debt service obligations could materially adversely affect our business, results of operations, prospects and financial condition.

As of June 30, 2026, our interest expense, net of approximately $16.9 million, exceeded our operating income of approximately $1.0 million. Our ability to make payments on and to refinance our indebtedness and to fund our operations will depend on our ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Our business may not generate sufficient cash flow from operations, and future borrowings may not be available to us under our New Credit Facility or otherwise in amounts sufficient to enable us to service our indebtedness or to fund our other liquidity needs. If we cannot service our debt, we will have to take actions such as reducing or delaying capital investments, selling assets, restructuring or refinancing our debt or seeking additional equity capital. These remedies may not be available to us on commercially reasonable terms, or at all. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments may restrict us from adopting any of these alternatives.

The terms of our New Credit Facility restricts our current and future operations, particularly our ability to respond to changes or to take certain actions.

Our New Credit Facility contains a number of restrictive covenants that impose significant operating and financial restrictions on us and limit our ability to engage in acts that may be in our long-term best interests. The New Credit Facility includes covenants restricting, among other things, our ability to:

•	incur or guarantee additional indebtedness;

•	incur or allow to exist liens;

•	make investments;

•	pay distributions on, redeem or repurchase our capital stock or redeem or repurchase our subordinated debt;

•	sell assets;

•	enter into agreements that restrict distributions or other payments from our subsidiaries to us;

•	consolidate, merge or transfer all or substantially all of our assets;

•	engage in transactions with affiliates; and

•	engage in certain business activities.

A breach of any of these covenants could result in a default under the New Credit Facility. If any such default occurs, the lenders under our New Credit Facility may elect to declare all outstanding borrowings, together with accrued interest and other amounts payable thereunder, to be immediately due and payable. The lenders under our New Credit Facility also have the right in these circumstances to terminate any commitments they have to provide further borrowings. In addition, following an event of default under our New Credit Facility, the lenders will have the right to proceed against the collateral granted to them to secure the debt, which includes our available cash. If the debt under our New Credit Facility were to be accelerated, our assets may not be sufficient to repay in full our debt. In addition, the terms of any future indebtedness may be more onerous, including restrictions on our ability to acquire additional businesses or assets, or limit the size of such acquisitions.

We have in the past required amendments to our credit facilities to maintain compliance with or modify certain financial covenants. There can be no assurance that we would be able to obtain similar amendments or waivers in the future if needed, or that the terms of any such amendments would be favorable to us.

Risks Related to This Offering and Ownership of Our Common Stock

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company,” among other exemptions:

•	we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act;

•	we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•	we will not be required to hold nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, meaning that such company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period, and as a result, our financial statements may not be comparable with similarly situated public companies. We may remain an “emerging growth company” until the fiscal year-end following the fifth anniversary of the completion of this initial public offering, though we may cease to be an “emerging growth company” earlier under certain circumstances, including (1) if our gross revenue exceeds $1.235 billion in any fiscal year, (2) if we become a large accelerated filer, with at least $700 million of equity securities held by non-affiliates, or (3) if we issue more than $1.0 billion in non-convertible notes in any three-year period.

We cannot predict if investors may find our common stock less attractive if we rely on the exemptions and relief granted by the JOBS Act. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may decline and/or become more volatile.

We will incur significant increased costs and become subject to additional regulations and requirements as a result of becoming a public company, and our management will be required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business.

As a public company, we will incur significant legal, regulatory, finance, accounting, investor relations, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements and costs of recruiting and retaining non-executive directors. We also have incurred and will continue to incur costs associated with the Sarbanes-Oxley Act, and the Dodd-Frank Wall Street Reform and Consumer Protection Act, and related rules implemented by the SEC and the exchange on which our common stock will be listed. The expenses incurred by public companies for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements, diverting the attention of management away from revenue-producing activities. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board, our Board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, and other regulatory action and potentially civil litigation.

No market currently exists for our common stock, and an active, liquid trading market for shares of our common stock may not develop or be sustained, which may cause shares of our common stock to trade at a discount from the initial public offering price and make it difficult to sell the shares of common stock you purchase.

Prior to this offering, there has not been a public trading market for shares of our common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market or how active and liquid that market may become. If an active and liquid trading market does not develop or continue, you may have difficulty selling your shares of our common stock at an attractive price or at all. The initial public offering price per share of common stock will be determined by agreement among us, the selling stockholders and the representatives of the underwriters, and may not be indicative of the price at which shares of our common stock will trade in the public market after this offering. The market price of our common stock may decline below the initial public offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all.

Investors in this offering will incur immediate and substantial dilution.

The initial public offering price per share of common stock will be substantially higher than the net tangible book value (deficit) per share immediately after this offering. As a result, you will pay a price per share of common stock that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities. In addition, you will pay more for your shares of common stock than the amounts paid by our existing stockholders. Assuming an initial public offering price of $20.50 per share of common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, you will incur immediate and substantial dilution in an amount of $22.07 per share of common stock. If the underwriters exercise their option to purchase additional shares, you will experience additional dilution. See “Dilution.”

Your percentage ownership in our Company may be diluted by future issuances of our common stock, which could reduce your influence over matters on which stockholders vote.

After this offering, we will have approximately 884.4 million shares of common stock authorized but unissued. Our amended and restated certificate of incorporation authorizes us to issue these shares of common stock, other equity or equity-linked securities, options, and other equity awards relating to our common stock for the consideration and on the terms and conditions established by our Board in its sole discretion, whether in connection with acquisitions or otherwise. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote, and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock, if any.

In the future, we may also issue our common stock in connection with investments or acquisitions. The number of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Because we have no current plans to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your shares of common stock for a price greater than that which you paid for it.

We have no current plans to pay cash dividends on our common stock. The declaration, amount, and payment of any future dividends will be at the sole discretion of our Board, and will depend on, among other things, general and economic conditions, our results of operations and financial condition, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our New Credit Facility and other indebtedness we may incur, and such other factors as our Board may deem relevant. See “Dividend Policy.”

As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than your purchase price.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrades our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts ceases coverage of our Company or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Our stock price may be volatile, and an investment in our common stock could suffer a decline in value.

There has been significant volatility in the market price and trading volume of equity securities, which is unrelated to the operating performance of the companies issuing the securities. These market fluctuations may negatively affect the market price of our common stock. Stockholders may not be able to sell their shares at or above the purchase price due to fluctuations in the market price of our common stock. Such changes could be caused by changes in our operating performance or prospects. Or such changes could be unrelated to our operating performance, such as changes in market conditions affecting the stock market generally or changes in the outlook for our common stock, such as changes to or confidence in our business strategy, changes to or confidence in our management, or expectations for future growth of our Company. During a prolonged period of significant market disruption in the defense industry, and other macroeconomic factors such as when recessions occur, our business may be disproportionately impacted compared to companies that are more diversified in the industries they serve. A more diversified company with significant sales and earnings derived from outside the defense sector may be able to recover more quickly from significant market disruptions.

Anti-takeover provisions in our organizational documents and under Delaware law could delay or prevent a change of control.

Certain provisions of our organizational documents may have an anti-takeover effect and may delay, defer, or prevent a merger, acquisition, tender offer, takeover attempt, or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions provide for, among other things:

•	the ability of our Board to establish the number of directors and fill vacancies and newly created directorships;

•	a classified board of directors, as a result of which our Board will be divided into three classes, with each class serving for staggered three-year terms;

•	the designation of Delaware as the sole forum for certain litigation against us;

•	limitations on stockholder action by written consent on or after the effective date of this offering;

•	certain limitations on convening special stockholder meetings;

•	advance notice requirements for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

•	the removal of directors for cause and only upon the affirmative vote of the holders of at least 66 2⁄3% of the shares of common stock entitled to vote generally in the election of directors;

•	limitations on cumulative voting;

•	the ability of our Board to issue one or more series of preferred stock;

•	certain limitations on business combinations with interested stockholders; and

•

the required approval of at least 66 2⁄3% of the voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, to adopt, amend, or repeal certain provisions of our amended and restated certificate of incorporation.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of Capital Stock.”

Our Board will be authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.

Our amended and restated certificate of incorporation authorizes our Board, without the approval of our stockholders, to issue shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series, and the qualifications, limitations, or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our common stock, which may reduce its value.

Our management may use the proceeds of this offering in ways with which you may disagree or that may not be profitable.

Although we anticipate using the net proceeds from this offering as described under “Use of Proceeds,” we will have broad discretion as to the application of the net proceeds and could use them for purposes other than those contemplated by this offering. You may not agree with the manner in which our management chooses to allocate and use the net proceeds. Our management may use the proceeds for corporate purposes that may not increase our profitability or otherwise result in the creation of stockholder value. In addition, pending our use of the proceeds, we may invest the proceeds primarily in instruments that do not produce significant income or that may lose value.

As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC regarding our internal control over financial reporting. If we fail to put in place appropriate and effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results, or report them in a timely manner, which may materially adversely affect investor confidence in us and, as a result, the value of our common stock.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and will also, as a public company, be responsible for evaluating and reporting on our system of internal control. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal control over financial reporting. During the preparation of our financial statements included elsewhere in this prospectus we identified material weaknesses in our internal control over financial reporting.

If our executive management is unable to conclude that we have effective internal control over financial reporting, or to certify the effectiveness of such controls, or if our independent registered public accounting firm cannot render an unqualified opinion on our internal control over financial reporting, when required, if we fail to remediate the material weaknesses identified or if additional material weaknesses or deficiencies in our internal controls are identified, we could be subject to sanctions or investigations by the SEC or other regulatory authorities, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets and our share price may be materially adversely affected.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide for an exclusive forum in the Court of Chancery of the State of Delaware for certain disputes between us and our stockholders, and that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act.

Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will provide, that: (i) unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for: (A) any derivative action or proceeding brought on behalf of us, (B) any action asserting a claim for or based on a breach of a fiduciary duty owed by any of our current or former directors, officers, other employees, agents, or stockholders to us or our stockholders, including without limitation a claim alleging the aiding and abetting of such a breach of fiduciary duty, (C) any action asserting a claim against us or any of our current or former directors, officers, employees, agents, or stockholders arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or amended and restated bylaws or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware, or (D) any action asserting a claim related to or involving us that is governed by the internal affairs doctrine; (ii) unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, and the rules and regulations promulgated thereunder; (iii) any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of and consented to these provisions; and (iv) failure to enforce the foregoing provisions would cause us irreparable harm, and we will be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions.

Nothing in our current certificate of incorporation or bylaws or our amended and restated certificate of incorporation or amended and restated bylaws precludes stockholders that assert claims under the Exchange Act, from bringing such claims in federal court to the extent that the Exchange Act confers exclusive federal jurisdiction over such claims, subject to applicable law.

The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our current or former directors, officers, other employees, agents, or stockholders, which may discourage such claims against us or any of our current or former directors, officers, other employees, agents, or stockholders and result in increased costs for investors to bring a claim.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following the completion of this offering could cause the market price for our common stock to decline.

The sale of substantial amounts of shares of our common stock in the public market after this offering, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon completion of this offering, we will have a total of 115,113,147 shares of our common stock outstanding. Of the outstanding shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act (“Rule 144”), including our directors, executive officers, and other affiliates, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

Our current certificate of incorporation contains a lock-up provision restricting individuals who received shares of our common stock as a result of our Combination from transferring such common stock for 720 days following the offering, subject to certain customary exceptions and at the discretion of our Board. We will enter into an amended and restated certificate of incorporation in connection with this offering.

In connection with this offering, we, our directors, executive officers, and holders of substantially all of our capital stock and securities convertible into our capital stock, including the selling stockholders, will agree, subject to certain limited exceptions, not to sell, dispose of, or hedge, without the prior written consent of Evercore Group L.L.C. and Citigroup Global Markets Inc., 25% of the shares of our common stock or securities convertible into or exchangeable for shares of our common stock for 180 days, 25% of the shares of our common stock or securities convertible into or exchangeable for shares of our common stock for 360 days following the offering, 25% of the shares of our common stock or securities convertible into or exchangeable for shares of our common stock for 540 days following the offering and the remainder of the shares of our common stock or securities convertible into or exchangeable for shares of our common stock for 720 days following the offering.

Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144.

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our 2026 Plan as promptly as possible after the completion of this offering. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market following the expiration of the lock-up agreements and arrangements described above, except that shares held by affiliates will still be subject to the public information, volume limitation, manner of sale and notice requirements of Rule 144 unless otherwise resalable under Rule 701 under the Securities Act. We expect that the initial registration statement on Form S-8 will cover 12,790,350 shares of common stock.

As restrictions on resale end, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

General Risk Factors

Our business involves significant risks and uncertainties that may not be covered by insurance.

A significant portion of our business relates to designing, developing and deploying advanced technology solutions. New technologies may be untested or unproven and the failure of our solutions could result in extensive damage. Accordingly, we may incur liabilities that are unique to our solutions.

The amount of insurance coverage that we maintain may not be adequate to cover all claims or liabilities. Existing coverage may be canceled while we remain exposed to the risk and it is not possible to obtain insurance to protect against all operational risks, natural hazards and liabilities. If a significant accident or event occurs that is not fully insured, if we fail to recover all anticipated insurance proceeds for significant accidents or events for which we are insured, or if we fail to replace or repair solutions damaged by such accidents or events, our operations and financial condition could be harmed.

We have historically insured against liability to third parties from activities as required by law to the extent that insurance was available on acceptable premiums and terms. However, the insurance coverage for third-party damages may not be sufficient to cover the liability. Although the U.S. government may pay claims for third-party damages to the extent they exceed our insurance coverage, this depends on a government appropriation and is subject to a statutory limit. In addition, this insurance will not protect us against our own losses.

The price and availability of insurance fluctuates significantly. Insurance market conditions or factors outside our control, such as failure of our infrastructure technology, could cause premiums to be significantly higher than current estimates and could reduce amounts of available coverage. The cost of our insurance has been increasing and may continue to increase. Higher premiums on insurance policies will reduce our operating income by the amount of such increased premiums. If the terms of insurance policies become less favorable than those currently available, there may be limits on the amount of coverage that we can obtain or we may not be able to obtain insurance at all.

In addition, although we carry business interruption insurance policies, any business interruption losses could exceed the coverage available or be excluded from our insurance policies. Any disruption of our ability to operate our business could result in a material decrease in our revenue or significant additional costs to replace, repair, or insure our assets, which could have a material adverse impact on our business, results of operations, prospects, and financial condition.

Negative publicity could damage our brand reputation, particularly at the subsidiary level, and materially adversely affect our business, results of operations, prospects and financial condition.

To continue to be successful, we must continue to preserve, grow and capitalize on the value of our brand in the marketplace. Reputational value is based in large part on perceptions of subjective qualities. Even an isolated incident, such as a high-profile product recall, or the aggregate effect of individually insignificant incidents, can erode trust and confidence, particularly if such incident or incidents result in adverse publicity, governmental investigations or litigation, and as a result, could tarnish our brand and lead to a material adverse effect on our business, results of operations, prospects and financial condition.

In particular, product-quality issues could negatively impact customer confidence in our brands and our solutions. If our solutions do not meet applicable safety standards or customers’ expectations regarding safety, reliability or quality, or are alleged to have quality issues or to have caused personal injury or other damage, we could experience lower revenue and increased costs and be exposed to legal, financial and reputational risks, as well as governmental enforcement actions. In addition, actual, potential or perceived product safety concerns could result in costly product recalls.

We may be subject to periodic litigation and regulatory proceedings, which may materially adversely affect our business, results of operations, prospects and financial condition.

From time to time, we are involved in lawsuits and regulatory actions brought or threatened against us in the ordinary course of business. These actions and proceedings may involve claims for, among other things, compensation for alleged personal injury, workers’ compensation, employment discrimination, or breach of contract. In addition, we may be subject to class action lawsuits, including those involving allegations of violations of consumer product statutes or the Fair Labor Standards Act and state wage and hour laws. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of any such actions or proceedings. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify, as plaintiffs may seek recovery of very large or indeterminate amounts in these types of lawsuits, and the magnitude of the potential loss may remain unknown for substantial periods of time. In addition, plaintiffs in many types of actions may seek punitive damages, civil penalties, consequential damages or other losses, or injunctive or declaratory relief. These proceedings could result in substantial cost and may require us to devote substantial resources to defend ourselves. The ultimate resolution of these matters through settlement, mediation, or court judgment could have a material adverse effect on our business, results of operations, prospects and financial condition.

Changes in accounting standards or their interpretation could adversely affect our reported financial results and may require significant changes to our financial reporting.

Our consolidated financial statements are prepared in accordance with U.S. GAAP, which are subject to interpretation and change by the Financial Accounting Standards Board (“FASB”), the SEC and other bodies formed to promulgate and interpret appropriate accounting principles. New accounting pronouncements and changes to existing accounting standards have occurred and are expected to continue to occur in the future. For example, in November 2024, the FASB issued ASU 2024-03, Income Statement (Topic 220): Disaggregation of Income Statement Expenses, which will require enhanced disclosure of certain amounts included in expense captions presented on the statement of operations and is effective for annual periods beginning after December 15, 2026. In addition, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Topic 350): Targeted Improvements to the Accounting for Internal-Use Software, which aims to improve the operability and application of guidance related to capitalized software development costs and is effective for annual periods beginning after December 15, 2027. We are currently evaluating the impacts of these and other recently issued accounting pronouncements on our consolidated financial statements and disclosures.

Future changes in accounting standards or their interpretation, including those described above, could require us to change our accounting policies, alter our operational practices to accommodate new or revised standards, or restate prior period financial statements, any of which could increase our compliance costs and affect our reported financial results. In addition, because we have elected to use the extended transition period available to emerging growth companies under the JOBS Act, our financial statements may not be comparable to those of companies that comply with new or revised accounting pronouncements as of public company effective dates, which may make our common stock less attractive to investors. The adoption of new accounting standards is particularly relevant to our business given the complexity of our revenue recognition policies, which rely on significant management estimates regarding costs at completion and progress on long-term contracts, as well as our accounting for business combinations, goodwill and intangible assets, share-based compensation arrangements and income taxes. Changes in the standards governing any of these areas could materially affect the timing, manner or amount in which we recognize revenue, expenses or other items in our financial statements, which could adversely affect our reported financial condition, results of operations and cash flows and may increase the volatility of our financial results from period to period.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes express or implied forward-looking statements. Forward-looking statements include all statements that are not historical facts, including those that reflect our current views with respect to, among other things, our operations and financial performance. Forward-looking statements are included throughout this prospectus and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources, and other financial and operating information. We have used the words “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “foreseeable,” “future,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “will,” and the negative version of these words or similar terms and phrases to identify forward-looking statements in this prospectus.

The forward-looking statements contained in this prospectus are based on management’s current expectations and are not guarantees of future performance. Our expectations and beliefs are expressed in management’s good faith, and we believe there is a reasonable basis for them; however, the forward-looking statements are subject to various known and unknown risks, uncertainties, assumptions, or changes in circumstances that are difficult to predict or quantify. Actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. We believe that these factors include, but are not limited to, the following:

•	our business and growth are concentrated across customers in the defense and U.S. national security sectors;

•	our reliance on government spending priorities subjects us to appropriations and budgetary and U.S. national security policy decisions that are largely outside of our control;

•

we depend on U.S. government contracts, which are generally not fully funded at inception, may be undefinitized at the start of performance and are subject to competitive bidding, cancellation or delay without penalty;

•	our customers may early terminate, pause or stop work orders, whether or not as a result of a breach by us or our failure to perform in accordance with the contractual requirements;

•	the failure of our subcontractors or suppliers to perform or the scarcity, unavailability or increased cost of critical components or raw materials;

•

the challenges of operating in highly competitive markets, including the risk that we may not be able to expand our customer base, achieve broad market acceptance or compete effectively against larger or better-resourced competitors;

•	our limited operating history as a combined company, history of net losses and ability to achieve or maintain profitability;

•	our ability to realize the full amounts estimated under the contracts in our backlog as revenue;

•	our ability to consummate acquisitions on satisfactory terms or effectively integrate acquired operations;

•	we depend on our executive officers, senior management team and highly trained employees and may experience work stoppages, difficulty hiring similar employees or ineffective succession planning;

•	shortfalls in available external R&D funding;

•

we have classified contracts with the U.S. government, which may limit investor insight into portions of our business, constrain our operational flexibility or limit our responsiveness to commercial opportunities;

•	the ongoing impact of geopolitical conflicts, including the Russia-Ukraine conflict and conflicts in the Middle East;

•

we may experience technology failures, cybersecurity incidents, data breaches or other unauthorized access to or use of our information technology systems and the data stored thereon, including sensitive, confidential or proprietary information;

•

the failure to adequately establish, maintain, protect or enforce our intellectual property and proprietary rights, as well as allegations by third parties that we are infringing, misappropriating or otherwise violating their intellectual property rights;

•	our failure to comply with applicable economic and trade sanctions or anti-corruption laws, including the FCPA;

•	our business and operations expose us to numerous legal and regulatory requirements, including environmental laws, the NISPOM and export control laws, including the ITAR;

•	changes in trade policies, tariffs, inflation, recession and other macroeconomic or market conditions;

•	we may need to raise additional capital, and we cannot be sure that additional financing will be available;

•	we have substantial indebtedness, and we may not be able to generate sufficient cash to service all of such indebtedness;

•	as an emerging growth company, we are able to avail ourselves of reduced disclosure requirements;

•	we will incur significant increased costs and devote substantial management time to new compliance matters as a result of becoming a public company;

•	our ability to remediate the identified material weakness in our internal control over financial reporting;

•	anti-takeover provisions in our organizational documents and under Delaware law could delay or prevent a change of control; and

•	the other factors discussed under “Risk Factors.”

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

Any forward-looking statement made by us in this prospectus speaks only as of the date of this prospectus and is expressly qualified in its entirety by the cautionary statements included in this prospectus. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, investments, or other strategic transactions we may make. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable law.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $69.5 million from the sale of shares of our common stock in this offering, assuming an initial public offering price of $20.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders, including any shares of common stock sold by the selling stockholders pursuant to the underwriters’ option to purchase additional shares.

We intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, to (i) repay approximately $60.0 million outstanding under our new revolving credit facility and (ii) use the remainder, if any, for general corporate purposes, including additional development efforts, working capital and operational expenses.

Assuming no exercise of the underwriters’ option to purchase additional shares of common stock, each 1,000,000 increase (decrease) of shares from the expected number of shares of common stock to be sold by us in this offering, assuming no change in the assumed initial public offering price per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by $19.3 million. A $1.00 increase (decrease) in the assumed initial public offering price of $20.50 per share, based on the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $4.6 million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions, and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

This expected use of the net proceeds from this offering represents our intentions based on our current plans and business conditions, which could change in the future as our plans and business conditions evolve. Our management will have broad discretion over the use of the net proceeds from this offering, and our investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term and intermediate-term, investment-grade, interest-bearing instruments and U.S. government securities.

As of July 31, 2026, we had $273.2 million of outstanding borrowings under the New Credit Facility. Borrowings under the New Credit Facility bear interest in cash at a rate per annum equal to, at our option, either (i) a base rate plus a margin of between 1.50% and 2.50% per annum and (ii) term SOFR (which term SOFR borrowings may have 1, 3 or 6 month interest periods, at our option) plus a margin of between 2.50% and 3.50% per annum, in each case depending on our total net leverage ratio. Each of the term loan facility and the revolving credit facility mature on July 31, 2031. The proceeds of the New Credit Facility were used to pay down our Prior Credit Facilities, along with fees and expenses related thereto. For further information on our credit facilities, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.”

DIVIDEND POLICY

We currently expect to retain all future earnings for use in the operation and expansion of our business and have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our Board and will depend on, among other things, our results of operations, cash requirements, financial condition, legal, tax, regulatory and contractual restrictions, including restrictions under our credit facilities and other indebtedness currently have or we may incur and other factors that our Board may deem relevant. Additionally, we are a holding company that transacts a majority of our business through operating subsidiaries. Consequently, our ability to pay dividends to stockholders is largely dependent on receipt of dividends and other distributions from our subsidiaries. If we elect to pay such dividends in the future, we may reduce or discontinue entirely the payment of such dividends at any time. See “Risk Factors—Risks Related to Our Indebtedness—Because we have no current plans to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your shares of common stock for a price greater than that which you paid for it.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2026:

•	on an actual basis;

•	on an as adjusted basis to reflect the Refinancing; and

•

on an as further adjusted basis to reflect (1) the filing and effectiveness of our amended and restated certificate of incorporation prior to the consummation of this offering and (2) the issuance and sale of 4,878,049 shares of our common stock offered by us in this offering at an assumed initial public offering price of $20.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds therefrom as described under “Use of Proceeds”.

The as adjusted and as further adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

You should read this table in conjunction with the information contained in “Use of Proceeds,” “Description of Capital Stock” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our financial statements and related notes thereto included elsewhere in this prospectus.

	As of June 30, 2026
	Actual	As Adjusted(1)	As Further Adjusted(2)
(in thousands, except share and per-share data)
Cash	$29,158	$29,158	$38,658

Long-Term Debt, net of issuance costs(3)	272,096	266,785	206,785

Stockholders’ equity
Preferred stock, $0.001 par value per share, no shares authorized, issued or outstanding, actual and as adjusted; 100,000,000 shares authorized and no shares issued or outstanding, as further adjusted	—	—	—
Common stock, $0.001 par value per share, 1,000,000,000 shares authorized, 110,700,000 issued and 110,235,098 outstanding, actual and as adjusted; 1,000,000,000 shares authorized, 115,578,049 shares issued and 115,113,147 outstanding, as further adjusted	110	110	115
Additional paid-in capital	153,887	153,887	163,382
Accumulated deficit	(97,140)	(97,140)	(97,140)

Stockholders’ Equity	56,857	56,857	66,357

Total Capitalization	$328,953	$323,642	$273,142

(1)	Reflects the impact of the Refinancing on Long-Term Debt, net of issuance costs but excludes the impact of the Refinancing on cash. As of June 30, 2026, we had $276.5 million aggregate principal amount of borrowings outstanding under our Prior Credit Facilities. For the Refinancing, on July 31, 2026, in connection with the entrance into the New Credit Facility, we used cash on hand, the proceeds from the new $200 million term loan, and approximately $73.2 million drawn from the new revolving credit facility to repay all amounts outstanding under our Prior Credit Facilities, together with fees and expenses relating thereto.
(2)

To the extent we change the number of shares of common stock sold by us in this offering from the shares we expect to sell or we change the initial public offering price from the assumed initial public offering price of $20.50 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, or any combination of these events occurs, the net proceeds to us from this offering and each of additional paid-in capital, total stockholders’ equity and total capitalization may increase or decrease. A $1.00 increase (decrease) in the assumed initial public offering price of $20.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds that we receive in this offering and each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $4.6 million, assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting the underwriting discounts and commissions, and estimated offering expenses payable by us. A 1,000,000 increase (decrease) of shares in the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial public offering price of $20.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering and each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $19.3 million after deducting the underwriting discount and commissions and estimated offering expenses payable by us.
(3)	As of June 30, 2026, actual, Long-Term Debt, net of issuance costs consisted of our Prior Credit Facilities, excluding (i) unamortized debt issuance costs of approximately $4.4 million, which were repaid in full on July 31, 2026 in connection with the Refinancing, and (ii) certain equipment loans of approximately $3.5 million. In connection with the Refinancing, we entered into the New Credit Facility on July 31, 2026, which has an outstanding balance as of July 31, 2026 of $273.2 million. As of June 30, 2026, on an as adjusted basis, reflects the New Credit Facility, excluding unamortized issuance costs of approximately $6.4 million. As of June 30, 2026, on an as further adjusted basis, reflects that in connection with this offering, we intend to use net proceeds from this offering to repay approximately $60.0 million under our revolving credit facility. For further information on the Credit Facilities and the New Credit Facility, see “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities” and see Note 8, Debt in the unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for more information on our long term debt as of June 30, 2026.

DILUTION

If you invest in our common stock in this offering, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the as further adjusted net tangible book value (deficit) per share of our common stock after giving effect to this offering. Dilution results from the fact that the per-share offering price of the common stock is substantially in excess of the book value per share attributable to the shares of our common stock held by existing stockholders.

Our historical net tangible book value (deficit) as of June 30, 2026 was approximately $(190.2) million, or $(1.73) per share, of our common stock. We calculate historical net tangible book value (deficit) by taking the amount of our total tangible assets and subtracting the amount of our total liabilities. We calculate historical net tangible book value (deficit) per share by taking our historical net tangible book value (deficit) and dividing that amount by the total number of shares of common stock outstanding.

After giving effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $20.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions, and estimated offering expenses payable by us, our as further adjusted net tangible book value (deficit) as of June 30, 2026 would have been $(180.7) million, or $(1.57) per share, of our common stock. This amount represents an immediate increase in as further adjusted net tangible book value (or a decrease in as further adjusted net tangible book deficit) of $0.16 per share to existing stockholders and an immediate and substantial dilution in as further adjusted net tangible book value (deficit) of $22.07 per share to new investors purchasing shares of common stock in this offering at the assumed initial public offering price.

Dilution per share to investors purchasing common stock in this offering is determined by subtracting as further adjusted net tangible book value (deficit) per share of common stock after this offering from the initial public offering price per share of common stock paid by investors purchasing common stock in this offering. There is no impact on dilution per share to investors participating in this offering as a result of the sale of shares of common stock by selling stockholders, including any shares of common stock sold by the selling stockholders pursuant to the underwriters’ option to purchase additional shares. The following table illustrates this dilution on a per-share basis (without giving effect to any exercise by the underwriters of their option to purchase up to

3,600,000 additional shares of common stock from the selling stockholders in this offering):

Assumed initial public offering price per share of our common stock		$20.50
Historical net tangible book value (deficit) per share of our common stock as of June 30, 2026	$(1.73)
Increase in tangible book value per share attributable to new investors purchasing shares of our common stock in this offering	$0.16
As further adjusted net tangible book value per share of our common stock after giving effect to this offering		$(1.57)
Dilution in net tangible book value per share of our common stock to new investors in this offering		$22.07

Assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting discounts and commissions, and estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $20.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the as further adjusted net tangible book value after giving effect to this offering by $4.6 million and would increase (decrease) the dilution attributable to new investors purchasing shares in this offering by $0.96 per share. Assuming that the assumed initial public offering price of $20.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, after deducting the underwriting discounts and commissions, and estimated offering expenses payable by us, each 1,000,000 increase (decrease) in the expected number of shares sold in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the as further adjusted net tangible book value (deficit) per share after giving effect to this offering by $0.18 per share and would increase (decrease) the dilution attributable to new investors purchasing shares in this offering by $(0.18) per share.

The following table summarizes, on the as further adjusted basis described above, as of June 30, 2026, the differences between the number of shares purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors. As the table shows, new investors purchasing shares of our common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid. The table below assumes an initial public offering price of $20.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, for shares purchased in this offering and excludes underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Average Price Per Share
Existing stockholders	110,235,098	95.8%	$225,766,982	69.3%	$2.05
New investors	4,878,049	4.2%	$100,000,000	30.7%	$20.50
Total	115,113,147	100%	$325,766,982	100.0%	$2.83

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders before this offering to be reduced to 91,113,147 shares, or 79.2% of the total number of shares of our common stock outstanding immediately after the completion of this offering, and will increase the number of shares held by new investors in this offering to 24,000,000 shares, or 20.8% of the total number of shares of our common stock outstanding immediately after the completion of this offering.

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, a $1.00 increase (decrease) in the assumed initial public offering price of $20.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $4.9 million, $4.9 million and $0.04 per share, respectively.

If the underwriters exercise their option to purchase additional shares of our common stock in full, the percentage of shares of common stock held by existing stockholders will decrease to approximately 76.0% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will increase to 27.6 million, or approximately 24.0% of the total number of shares of our common stock outstanding after this offering.

To the extent that we grant options to our employees in the future and those options are exercised or other issuances of common stock are made, there will be further dilution to new investors.

Except as otherwise indicated, the above discussion and tables are based on 110,235,098 shares of our common stock outstanding, and exclude 12,790,350 shares of common stock reserved for future issuance under our 2026 Plan, which will be adopted in connection with this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our audited consolidated financial statements, and unaudited interim condensed consolidated financial statements, including the related notes thereto, contained within this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks and uncertainties. You should read the sections of this prospectus titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of the factors that could cause our actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. We were formed through the combination of Accelint and Vitesse, two complementary businesses under the common control of Trive Capital, which was completed on May 7, 2026. The Combination was accounted for as a common control transaction in accordance with ASC 805-50. The historical consolidated financial statements, the summary historical consolidated financial data and the other financial information included in this prospectus are those of Lyntris Inc. and have been retrospectively combined to reflect the Combination between Accelint and Vitesse as though the businesses had operated as a single entity. The assets, liabilities, equity, revenues, and expenses of the combining entities have been presented on a combined basis for all periods presented using historical carrying amounts, and comparative periods reflect the entities as if they had always been combined. See Note 1 to our consolidated financial statements appearing elsewhere in this prospectus for additional information regarding our formation. We operate in one segment and we manage our operations and allocate resources as a single operating segment. For purposes of this section, references to “we,” “us,” and “our” refer to Lyntris Inc. and its combined subsidiaries.

Overview

We are a leading defense technology company delivering “sense-to-act” connectivity solutions for the modern, connected battlespace. Our sense-to-act connectivity solutions are a mutually enabling set of interconnected subsystems that represent the critical technology sublayer for our DoW and allied nation military customers. Our solutions enable both U.S. and allied nation warfighters to detect threats earlier, decide faster and act with precision in contested, multi-domain environments. We believe that our vertically integrated physics-to-software capabilities enable key missions at the core of enduring U.S. and allied nation security priorities. In 2025, we supported more than 200 DoW and allied nation programs, with no program accounting for more than 7% of our total revenue.

Our solutions are deployed across three high-growth core missions:

•	Maritime Domain Awareness;

•	Air & Missile Defense; and

•	Space ISR & Resilient Communications.

Within these missions, we deploy our solutions across the four domains of the connected battlespace—space, air, land and sea—through the integrated yet modular application of complementary and mutually reinforcing capability sets: Sensor Architecture; Sensor Hardware; and Data & Software. We serve a diverse customer base where we maintain long-standing relationships and partnerships. We believe that our differentiated technology, proprietary intellectual property and more than 40 years of heritage create a difficult-to-replicate position as a differentiated merchant supplier across mission-critical Sensor Architecture, Sensor Hardware and Data & Software.

Our platform is designed to deliver dependable, high-performance solutions that succeed in the most demanding and contested battlespace environments. We engage with customer programs at all levels, from the system level to the component level, bringing integrated engineering, software, manufacturing, integration and test capabilities across the program lifecycle. Our concept-to-production model allows us to reduce integration risk, accelerate fielding and sustain mission-critical performance over long program durations. We believe our deeply embedded proprietary intellectual property, early program engagement and high percentage of sole- or single-source positions create durable, multi-decade revenue streams by anchoring us across the full program lifecycle—from development through deployment, expansion and sustainment. This lifecycle model is generating visible results, demonstrating the compounding value of early-stage design wins translating into long-term, end-to-end mission lifecycle growth.

Growth Strategy

Our growth strategy is centered on expanding our role as a merchant supplier of critical subsystems and a provider of integrated solutions across the sense-to-act value chain. We believe our three pillars of growth position us to deliver sustained growth over long program lifecycles, supported by customer demand for resilient sensing, data fusion, C2 and next-generation mission software. Our three pillars of growth include: (i) capitalizing on embedded growth from long-cycle programs in priority mission areas; (ii) increasing program scope and content; and (iii) extending existing capabilities into adjacent missions and customer sets. Our growth strategy also includes a disciplined buy-and-build strategy focused on acquiring companies with core proprietary intellectual property and complementary capabilities across the sense-to-act value chain, targeting mergers, acquisitions and expansion opportunities to deepen our technical expertise and expand into adjacent programs and domains. See “Prospectus Summary—Growth Strategy” for more information on our growth strategies.

Key Trends and Factors Impacting Our Performance

Our results have been affected, and are expected to be affected in the future, by a variety of factors and trends. Below is a discussion of the key factors and trends that have had or may have an effect on our results of operations. For a further discussion of these factors and trends, see “Risk Factors.”

U.S. Government and Allied Nation Expenditures

Our results and future growth are significantly influenced by U.S. government and allied nation spending priorities and budget and appropriations decisions. Increases in government defense spending directed toward connected battlespace capabilities and high-consequence defense priorities drive growth in our business. Shifts in U.S. government or allied nation spending and investment priorities away from high-consequence defense priorities are most likely to impact our results. In addition, budget restrictions, cost-reduction initiatives, or changes in the budgeted volume and relative mix of specific U.S. government or allied nation programs may result in reduced or deferred government spending, which could in turn impact our business and the results of our operations.

We expect the continued acceleration of U.S. government and allied nation expenditures focused on connected battlespace capabilities to drive ongoing purchases of our solutions by our customers. Changes in the current volume and relative mix of U.S. government and allied nation expenditures, as well as specific areas of spending growth, may impact our results of operations. Cost-cutting and efficiency initiatives, current and future budget restrictions, spending cuts and other efforts to reduce government expenditures, as well as shifts in overall priorities, could cause governments to reduce or delay funding or invest appropriated funds on a less consistent basis or not at all, and demand for our solutions could diminish. In addition, any disruption in the functioning of government agencies, including as a result of government closures and shutdowns, could have a negative impact on our operations and cause us to lose revenue or incur additional costs due to, among other things, our inability to maintain access and schedules for government testing or the deployment of our employees to customer locations or facilities as a result of such disruptions. There is also uncertainty around the timing, extent, nature and effect of Congressional and other U.S. government budget appropriations and spending, actions to address budgetary constraints and caps on the discretionary budget for defense and non-defense departments and agencies. In addition, there is uncertainty around the ability of Congress to determine how to allocate the available budget authority and pass appropriations bills to fund both U.S. government departments and agencies that are, and those that are not, subject to the caps. Additionally, budget deficits and the growing U.S. national debt may increase pressure on the U.S. government to reduce federal spending across all federal agencies, with uncertainty about the nature, size or timing of those reductions.

Our results may be also affected by changes in geopolitical conditions impacting our allies. Defense budgets and procurement processes vary across countries and may be influenced by political considerations, including relationships among the United States and its allied nations, economic conditions, foreign policy decisions and regulatory requirements, including export controls and security approvals. Any changes in these factors could affect our ability to expand internationally and may impact our future growth and results of operations.

Macroeconomic Impacts on Demand and Profitability for Solutions to Support U.S. National Security and Defense Objectives

We operate in an industry and in markets that are experiencing strong, sustained growth driven by an increasing need for resilient multi-domain communication and sensing capabilities and solutions capable of supporting U.S. national security and defense objectives of the U.S. government and allied nations across missions. This increasing need is driven by ongoing and emerging geopolitical instability, including wars and conflicts and other global events and heightened global tensions, affecting the U.S. government and its allies.

Global defense spending is accelerating, fueled by rising budgets, modernization initiatives, and the urgent demand for next-generation solutions. This surge has in part been driven by active conflicts in the Middle East, Africa, and Eastern Europe, along with the anticipation of future engagements in the South Pacific. While these conditions have created growth opportunities for us, the unpredictable nature, duration, and geographic scope of such conflicts introduce significant uncertainty regarding the sustainability of this demand. Our continued growth and volume and mix of our backlog will depend on ongoing and expanding demands of these governments for the development, production and purchases of our existing and evolving solutions across our capabilities and core missions.

At the same time that demand for our solutions has increased, certain disruptions to the global economy, including market disruptions, monetary, and fiscal policy uncertainty, supply chain challenges, high interest rates and inflationary pressures have contributed to a continuing higher cost environment that adversely affects the price and availability of certain products and services from third parties necessary for our operations, which in turn may adversely impact our business and results of operations. In addition, the global trade environment is uncertain and rapidly evolving. Tariffs imposed by the U.S. presidential administration or retaliatory tariffs announced by other countries could result in a trade war. The impact of tariffs on our business and results of operations will depend on their timing, duration, and magnitude. Furthermore, macroeconomic pressures such as inflation, supply chain disruptions and labor cost increases may adversely affect our ability to perform on existing fixed-price contracts, potentially resulting in cost overruns and contract loss provisions that could materially impact our profitability and results of operations in the period in which such losses are identified.

These factors have increased demand for our solutions, which in turn has contributed to revenue growth. We believe that our revenue growth and the timing of revenue recognition have been partially offset by the effects of timing of orders by customers driven by the dynamic global threat environment, supply chain challenges, inflationary pressures, and other causes of market volatility in our operating environment.

Backlog

Backlog represents our estimate of the revenue we expect to realize in future periods as a result of performing work on contracts that have been awarded to us, net of any revenue previously recognized as of the date of measurement. We include in our backlog the aggregate expected revenue from awarded contracts, either executed or awaiting execution (e.g., a written contract, purchase order, long-term agreement, contractual authorization to proceed or written notification or other evidence regarding an expectation of an execution) even though our contracts include certain termination rights exercisable by our customers with advance notice. Deferred revenue recognized on our consolidated balance sheets, consisting of payments and billings received in excess of revenue recognized, is included in our backlog calculation. Backlog includes both single-year and multi-year awards and can include variable consideration such as award fees and incentive fees.

We view growth in backlog as a key measure of our business momentum and future revenue potential. We monitor our backlog because we believe it is a forward-looking indicator of potential revenue that can be helpful to investors in evaluating our performance and identifying trends over time. Our backlog increased to $923.9 million as of June 30, 2026 from $475.8 million as of December 31, 2025, reflecting continued demand across our core missions and flagship programs.

Because our solutions typically span multi-year development, production, and sustainment cycles, backlog provides visibility into future revenue streams, although the timing of revenue recognition within any given period may vary based on contract milestones, program phases, customer acceptance and the exercise of options.

Any terminations, amendments or contract cancellations may occur, which could result in a reduction in our backlog and in potential future revenue that may never be recognized. In particular, U.S. government contracts included in our backlog may be terminated at the convenience of the U.S. government. Period-to-period comparisons of backlog are not necessarily indicative of future revenue. See above “Risk Factors—Risks Related to Our Strategy, Business and Operations—We may not realize the full amounts estimated under the contracts in our backlog as revenue, which could reduce our revenue in future periods below the levels anticipated and materially adversely affect our growth prospects,” for additional information on backlog. Some contracts comprising the backlog may be for programs scheduled many years in the future and the economic viability of contractual counterparties is not guaranteed over time. As a result, the contracts comprising our backlog may not result in actual revenue in any particular period, or at all, and the actual revenue from such contracts may differ from our backlog estimates. The timing of recognition of revenues, if any, on projects included in the backlog could change. We review these projects regularly and increase or decrease backlog accordingly. The failure to realize some portion of our backlog could adversely affect our results of operations.

Buy and Build Acquisition Strategy

We were purposefully assembled over the past decade through a thesis-driven buy-and-build strategy focused on compounding differentiated, mutually enabling capabilities along the “sense-to-act” value chain. Each acquisition has been identified to fill a specific gap in our sense-to-act architecture, adding critical solutions with proprietary intellectual property that strengthen the connectivity between our Sensor Architecture, Sensor Hardware, and Data & Software capability sets. We have completed 12 strategic acquisitions since 2018, largely through proprietary or lightly-banked processes and driven primarily by existing founder relationships and customer and vendor networks. We expect to continue to consider acquisitions and investments that we believe will deepen our technical capabilities, broaden our integrated solution set, and enhance our position with existing and new customers.

We may not be able to continue to find acquisition candidates, negotiate and complete such acquisitions on favorable terms or obtain regulatory approvals needed to complete such acquisitions. An inability to complete strategic acquisitions or successfully integrate acquired businesses could adversely impact our strategic objectives and growth. Moreover, acquisitions can affect period-over-period comparability of our results of operations and financial condition through the addition of acquired revenue and expenses, transaction costs, purchase accounting adjustments and amortization of acquired intangible assets. The integration of acquired businesses may require adjustments or migrations to our controls and procedures and other ERP systems, which can be complex, time-consuming and costly and may result in temporary disruptions to our operations and financial reporting processes. Any particular acquisition or other investment we make could prove less successful than anticipated and have a negative effect on our business.

Ability to Continue to Innovate and Expand our Solutions

We plan to continue making substantial investments in R&D and capital expenditures for the continued enhancement of our solutions. Our future success is dependent on our continued ability to leverage our engineering and design capabilities to meet exact customer innovation needs and to proactively innovate to help win emerging programs. If we are unable to devote adequate resources to develop new solutions or cannot otherwise successfully develop new solutions or enhancements that meet customer requirements on a timely basis, we could lose customers and market share, and our revenue and ability to generate profits could decline.

Research & Development and Technology Investment

We are successful because of the strength of our platform and proprietary intellectual property, supported by more than 40 years of heritage in space, radar, RF and autonomy programs. Our AI-enabled design ecosystem further strengthens our intellectual property and engineering advantage by increasing development velocity, supporting architectural reuse and accelerating next-generation solution development. We have recruited engineers with experience supporting classified and unclassified defense programs, and a meaningful concentration of our personnel hold U.S. national security clearances. We believe that this technical depth cannot be quickly replicated, especially given the increasingly complex technical and qualification requirements associated with space payloads, high power radar and maritime surveillance programs. Our future success is dependent on our continued ability to leverage our engineering and design capabilities to meet customer requirements and to proactively innovate to help win emerging programs. If we are unable to devote adequate resources to develop new solutions or cannot otherwise successfully develop new solutions or enhancements that meet customer requirements on a timely basis, our solutions could lose market share, our revenue and profits could decline and we could experience operating losses.

Revenue Mix and Impact on Margins

Our revenue, profitability and cash flows depend on our ability to perform on long-cycle defense programs that span development, qualification, production, and sustainment phases. We engage with customer programs at all levels, from the system level to the component level, bringing integrated engineering, software, manufacturing, systems integration and test capabilities from end to end across a program’s lifecycle. Our concept-to-production model allows us to reduce integration risk, accelerate fielding and sustain mission-critical performance over long program durations. We believe our deeply embedded proprietary intellectual property, early program engagement and high percentage of sole- or single-source positions create durable, multi-decade revenue streams by anchoring us across the full program lifecycle—from development through deployment, expansion and sustainment.

Our lifecycle model is generating visible results, demonstrating the compounding value of early-stage design wins translating into long-term, end-to-end mission lifecycle growth. However, our solutions often involve long development cycles and multi-year procurement timelines at the development and deployment stage of a program’s lifecycle, which can create variability in the timing of revenue recognition and cash flows following our investments to develop new or next generation solutions as well as risk in various elements of our contracts with customers depending on how we agree to costs over the life of a contract with a customer. Furthermore, as a program is in the later portion of its lifecycle, we may engage in negotiated production and pricing arrangements that may result in reduced revenue or changes to the margins on those programs relative to earlier lifecycle phases. These are natural transitions of programs from active production to sustainment-oriented activity and may partially offset the margin benefits we realize from program expansions and new design wins in earlier lifecycle stages. Our ability to manage this dynamic mix of programs across different lifecycle phases can materially influence our revenue composition and overall profitability over time.

We may also experience variability in revenue mix with respect to our contracts, and such variability may occur at levels and frequencies different from variability we have historically experienced. Such variability in revenue and related impacts on margins may be due to the timing of customer orders and contracts for our solutions with respect to new or expanded programs, strategic decisions, cost overruns or other circumstances within or outside of our control. Accordingly, our historical experience with profitability may not be indicative or predictive of future experience.

Our financial success is based on our ability to deliver high quality solutions on a timely basis and at a cost-effective price. When agreeing to contractual terms, our management team makes assumptions and projections about various conditions and events that may impact the amount of revenue and margin of profitability with respect to that contract. These projections and estimates assess:

•	the productivity and availability of labor;

•	the allocation of indirect costs to labor and material costs incurred;

•	the complexity of the work to be performed;

•	the cost and availability of materials and components; and

•	schedule requirements.

If there is a significant change in one or more of these circumstances, estimates or assumptions, or if the risks under our contracts are not managed adequately, the profitability of contracts could be adversely affected, which could materially affect earnings and margins in any given fiscal period.

Our gross profit is dependent on the efficient and effective execution of our contracts. Our ability to maximize gross profit may be impacted by, but not limited to, unanticipated cost overruns or project inefficiencies which are not recoverable from customers, disruptions in our supply chains and learning curve and non-recurring engineering costs related to our contracts with customers. If associated risks are not effectively managed, this may result in reduced margins.

From time to time, we may strategically enter into contracts with low or negative margins relative to other contracts or that are at risk of cost overruns. This may occur due to strategic decisions built around positioning ourselves for future contracts or to enhance our solutions. However, in some instances, loss contracts may occur from unforeseen cost overruns that are not recoverable from the customer.

Similarly, cost-reimbursable and time-and-materials contracts generally provide for reimbursement of allowable costs but may be subject to funding limitations and regulatory oversight. Changes in contract mix can impact our margins and results of operations over the life of a contract or from period to period.

Additionally, the timing of our cash flows is influenced by contract milestones, program phases, potential for slow-paying or delayed payments and customer acceptance. Many of our programs progress through development, qualification, production, and sustainment phases, and delays in achieving key milestones or changes in program schedules may affect the timing of revenue and cash receipts. Throughout the progression of each program through these phases, we may enter into multiple contracts as the program progresses. Our quarterly and annual results may fluctuate based on the timing of contract performance, milestone achievement, phase of the program, relative mix of revenue derived from early lifecycle and mature programs, follow-on awards, recompetes and option exercises, even where embedded growth on flagship programs supports long-term revenue visibility.

To manage these fluctuations, we maintain disciplined program planning, monitor estimates-at-completion through formal program reviews, and apply our merchant supplier and modular architecture model to balance contract mix across customers and programs. Our broad participation across more than 200 DoW and allied nation programs, combined with a high follow-on renewal rate and the embedded nature of our content within program specifications, supports recurring activity over long lifecycles and helps mitigate the impact of variable factors such as supply chain challenges, unexpected cost increases, inflation and similar unanticipated factors that may result in increased costs that are not recoverable or delays in achieving any individual program timing requirements under our customer contracts. In addition, we believe that our strong proprietary intellectual property portfolio, modular open-architecture approach, and proprietary fabrication and assembly processes help mitigate these risks by enabling architectural reuse and predictable production performance.

Government Regulation

Our business is subject to extensive U.S. government and allied nation regulations. As a supplier of solutions to the DoW, including the intelligence community, and other government agencies, we are subject to the FAR/DFARS, and other statutes and regulations governing, among other things, solicitation and award procedures, pricing and cost accounting, subcontracting and “flow-down” requirements, domestic sourcing and supply chain requirements, billing and audit rights, ethics and compliance requirements and restrictions on kickbacks and false claims. Our operations are also subject to procurement and audit regimes administered by the DoW, the General Services Administration, the Defense Contract Management Agency, the Defense Contract Audit Agency, and equivalent foreign agencies. Increased audit, review, investigation, and general scrutiny of performance under government contracts and compliance with applicable laws could affect our results of operations. Because a substantial portion of our revenue is derived from classified, sensitive, or mission-critical programs, our operations are also subject to evolving requirements relating to facility and personnel security clearances, classified information handling, and cybersecurity, including DFARS clauses, NIST SP 800-171, and the CMMC program. Negative publicity, increased scrutiny of government contractors generally, or incidents involving the mishandling of sensitive or classified information could impact our ability to perform in the markets we serve.

If a government inquiry or investigation reveals improper or illegal activities, we may face civil or criminal penalties or administrative sanctions, including contract termination, fines, fee forfeiture, payment suspension, or suspension and debarment from conducting business with U.S. government agencies. Any of these actions could materially and adversely impact our reputation, business, financial condition, results of operations, and cash flows.

In addition, U.S. and allied nation procurement regulations impose various operational requirements on government contractors, including export control regimes such as ITAR and EAR, anti-corruption laws including the FCPA, and country-specific defense procurement and security approval frameworks. Certain international sales may be structured as foreign military sales (“FMS”) or otherwise require U.S. government approvals, end-use and end-user restrictions and other conditions, and may be impacted by changes in foreign government budgets, procurement priorities, political considerations or delays in licensing or other approvals. Compliance with these laws and regulations is costly and time-consuming, and our operations may in the future be subject to new and more stringent or differently interpreted regulatory requirements. Non-compliance with these regulations could lead to civil or criminal penalties, loss of contract eligibility, or restrictions on our ability to serve international customers, any of which may materially adversely affect our results of operations.

Evolving Nature of Modern Warfare and the Multi-Domain Threat Environment

Recent conflicts and the evolving nature of modern warfare have reinforced the critical necessity of connected battlespace solutions, which we believe underpins sustained demand for our sense-to-act connectivity solutions. The increasing diversification and tempo of threats, including low-cost drone swarms, ballistic missiles and cruise missiles, have elevated the need for connected battlespace capabilities, making it increasingly important for DoW and allied nation customers to detect, classify, prioritize and match the appropriate effector to a given threat. We believe our sense-to-act connectivity solutions provide a decisive advantage in addressing this asymmetric warfare across our core missions, enabling warfighters to detect threats earlier, decide faster and act with precision in contested, multi-domain environments.

Recent warfare theaters span nearly every domain across space, air, land and sea, and the complexity of these multi-domain engagements has increased the need for the fusion of disparate data. We believe that no single sensor, service or infrastructure can quickly analyze the dynamic, modern threat environment, which reinforces demand for the integrated yet modular application of our Sensor Architecture, Sensor Hardware and Data & Software capabilities and the interconnected subsystems that comprise the critical technology sublayer for our DoW and allied nation customers.

In addition, asymmetric strategies employed in recent conflicts have sought to sow disruption through attacks on allied nation infrastructure and have reinforced the criticality of sustained sovereign protection. In response, allied nations have increased their focus, and investment, on building sovereign defense capabilities to protect their respective national interests, perpetuating demand for both integrated, and modular, solutions. We believe these conditions have created incremental growth opportunities that are supported by our sense-to-act capabilities in delivering mission-ready, resilient and interoperable connectivity solutions.

Components of Operations

Revenue

We generate our revenue primarily from the design, development and deployment of security and military readiness solutions across three core missions: Maritime Domain Awareness, Air & Missile Defense and Space ISR & Resilient Communications.

A significant portion of our contracts are long-term contracts with U.S. government agencies, allied nations or other commercial clients that can extend over several years. For contract performance obligations that are satisfied over time, we generally use input methods to measure progress. The use of input methods results in recognition of revenue on the basis of our efforts toward the satisfaction of the performance obligation.

Our revenue is derived from a combination of cost-plus contracts, fixed-price contracts and time-and-materials contracts. We account for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. We recognize revenue upon satisfying the performance obligations identified in the contract, which is achieved as solutions are delivered, upon completion of a solution, or through the transfer of control of the promised solution to the customer either at a point in time or over time. Our contracts can range from short-term periods of less than 12 months to multi-year obligations.

We perform work under contracts that broadly consist of fixed-price, cost-reimbursable and time-and-materials arrangements. We utilize the cost-to-cost measure of progress for our firm fixed-price (“FFP”) and cost-plus-fixed-fee (“CPFF”) priced contracts, as customers obtain the benefits of such solutions as solutions are delivered. Under the cost-to-cost measure of progress, the extent of progress toward completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenue is recognized over time using the input method, which measures progress toward completion, and control is transferred as we perform our contractual obligations due to the performance having no alternative use and our enforceable right to payment. We estimate profit on these contracts as the difference between total estimated revenue and total estimated costs at completion (“EAC”) and recognize profit as costs are incurred. Significant judgment is used to estimate total costs at completion. Estimating total costs at completion requires us to make informed estimates regarding subcontractor performance, material costs and availability, labor costs and productivity, as well as overhead expenses. Unforeseen events and circumstances can alter the estimate of the costs and potential benefits associated with a particular contract. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revisions to costs and income. We recognize changes in contract estimates on a cumulative “catch-up” basis in the period in which the changes are identified. Such changes in contract estimates can result in the recognition of revenue in a current period for performance obligations which were satisfied or partially satisfied in a prior period. Changes in contract estimates may also result in the reversal of previously recognized revenue if the current estimate differs from the previous estimate. Should the estimated total costs to be incurred on a contract surpass the anticipated total revenue, we recognize a provision for the entire loss on the contract in the period when the loss is identified.

For time and materials contracts, we have a right to consideration from customers in an amount that corresponds directly with the costs incurred to date. Therefore, we have elected to use the right to invoice as the practical expedient for time and materials contracts.

For certain contracts involving the manufacture and sale of solutions, revenue is recognized at a point in time when control of the solution transfers to the customer, which is generally upon shipment or delivery, depending on the terms of the arrangement.

Cost of Revenue

Cost of revenue primarily consists of expenses directly related to the design, development, and deployment of our solutions, including direct labor costs, materials costs, subcontractor costs, manufacturing overhead, depreciation on production equipment, travel costs, allocated fringe benefits, and other direct costs, as well as overhead allocations. These costs reflect the integrated nature of our operations, which combine software and engineering solutions with precision manufacturing. As a result, cost of revenue includes both labor delivery costs and materials production costs. Depreciation on property, plant and equipment directly used in the production of goods sold is included in cost of revenue.

Gross Profit

Gross profit represents total revenue less cost of revenue and reflects the margin we earn after accounting for all direct costs associated with the design, development and deployment of our solutions. Gross profit is primarily driven by the volume and pricing of our contract awards, our ability to manage direct labor, materials and subcontractor costs, and the efficiency with which we execute our programs. Gross profit can fluctuate due to the mix and timing of early stage low-rate production programs and programs that are later in their life cycle, where we may benefit from production efficiencies or, conversely, may face margin pressure from contract renegotiations. Our gross profit margin can also fluctuate based on the amount of subcontracting requirements or third party component inputs necessary for programs that are active during the period.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of payroll costs, professional fees, marketing expenses, and computer and software costs, as well as costs associated with selling and proposal activities and supporting our operations. Selling, general and administrative expenses also include acquisition and integration-related costs, restructuring and severance charges, sponsor and advisory fees, system implementation costs and stock-based compensation expense. Selling, general and administrative expenses may vary from period to period, including based on changes in headcount and the level of operational support required to support growth. In addition, we anticipate that our selling, general and administrative expenses will increase after the completion of this offering, as we will incur additional audit, tax, accounting, legal and other costs related to compliance with applicable securities and other regulations, as well as additional insurance, investor relations, and other costs associated with being a public company.

We expect selling, general and administrative expenses to increase in absolute dollars to support growth of our business, and to decrease as a percentage of revenue as we continue to work to reduce operating costs as a percentage of revenue.

Depreciation and Amortization

Depreciation and amortization expense consists of depreciation of property, plant and equipment, amortization of intangible assets and amortization of deferred contract costs. Property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives. Depreciation on property, plant and equipment directly used in the production of goods sold is classified within cost of revenue.

Interest Expense, Net

Interest expense, net consists primarily of interest incurred on borrowings under our Prior Credit Facilities, interest on finance lease obligations and amortization of deferred financing costs. Both of our Prior Credit Facilities bear interest at variable rates based on SOFR plus applicable margins. We expect interest expense, net to fluctuate from period to period based on changes in prevailing interest rates, the outstanding balance of our variable-rate borrowings and any future refinancing or repayment activity. For additional information regarding our indebtedness, see “—Liquidity and Capital Resources—Credit Facilities” below.

Provision For (Benefit From) Income Taxes

The provision for (benefit from) income taxes consists of current and deferred U.S. federal and state income taxes. We account for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. For additional information regarding our income taxes, see Note 12, Income Taxes, in the unaudited interim condensed consolidated financial statements and Note 12, Income Taxes, in the audited consolidated financial statements included elsewhere in this prospectus.

Results of Operations

Comparison of the Six Months Ended June 30, 2026 and June 30, 2025

The following table sets forth, for the six months ended June 30, 2026 and 2025, certain of our operating data, including presentation of the changes in amounts between reporting periods:

	Six Months Ended June 30,
	2026	2025	Dollar Change	Percentage Change
(dollars in thousands except for percentages)
Revenue	$240,984	179,083	$61,901	34.6%
Cost of revenue	176,916	126,750	50,166	39.6%

Gross profit	64,068	52,333	11,735	22.4%

Operating expenses:
Selling, general and administrative expenses	56,170	38,794	17,376	44.8%
Depreciation and amortization	6,892	6,156	736	12.0%

Total operating expenses	63,062	44,950	18,112	40.3%

Operating Income	1,006	7,383	(6,377)	(86.4%)

Interest expense, net	16,867	16,832	35	0.2%
Provision for (benefit from) income taxes	(2,815)	256	(3,071)	(1199.6%)

Net loss	$(13,046)	(9,705)	$(3,341)	34.4%

Net loss margin(1)	(5.4%)	(5.4%)	0.0%
Operating margin(1)	0.4%	4.1%	(3.7%)
Gross profit margin(1)	26.6%	29.2%	(2.6%)

(1)	Calculated as a percentage of revenue.

Revenue

Revenue for the six months ended June 30, 2026 increased by $61.9 million, or 34.6% to $241.0 million as compared to $179.1 million for the six months ended June 30, 2025.

The revenue increase was primarily attributable to organic growth across all three of our core missions, through both U.S. and allied nations. As described in additional detail below, the results of operations include the following disaggregation of core mission revenue:

	Six Months Ended June 30,
	2026	2025	Dollar Change	Percentage Change
(dollars in thousands except for percentages)
Maritime Domain Awareness	$112,681	$67,875	$44,806	66.0%
Air & Missile Defense	70,722	70,677	45	0.1%
Space ISR & Resilient Communications	57,581	40,531	17,050	42.1%

Total revenue	$240,984	$179,083	$61,901	34.6%

Maritime Domain Awareness—Revenue from our Maritime Domain Awareness mission increased $44.8 million, or 66.0%, to $112.7 million for the six months ended June 30, 2026 from $67.9 million for the six months ended June 30, 2025. The increase was primarily attributable to sustained, and increasing, demand across a range of allied nation programs, which include our integrated C2 software tools and sensor solutions, and also to embedded growth in our flagship domestic programs.

Air & Missile Defense—Revenue from our Air & Missile Defense mission was relatively flat at $70.7 million for the six months ended June 30, 2026. Performance was driven by key flagship programs accelerating into production, which was temporarily offset by next generation radar programs transitioning from design to deployment. Demand continues to be supported by increases in global air and missile defense budgets across a broad range of radar and sensor platforms, including DoW priorities such as the implementation of missile defense and space surveillance architecture.

Space ISR & Resilient Communications—Revenue from our Space ISR & Resilient Communications mission increased $17.1 million, or 42.1%, to $57.6 million for the six months ended June 30, 2026 from $40.5 million for the six months ended June 30, 2025. The increase was primarily attributable to growth in both customer base and program scope for our integrated space payload solutions.

Cost of Revenue and Gross Profit Margin

Cost of revenue increased to $176.9 million for the six months ended June 30, 2026, from $126.8 million for the six months ended June 30, 2025. The $50.2 million, or 39.6% increase in cost of revenue was primarily due to an increase in materials and subcontractor utilization related to growth in programs related to our Maritime Domain Awareness and Space ISR & Resilient Communications core missions.

Gross profit as a percentage of revenue declined slightly from the six months ended June 30, 2025 to the six months ended June 30, 2026, primarily due to higher volumes of new flagship program contracts relative to mature program activity during the period. New early lifecycle program contracts require higher upfront design and engineering costs which results in lower estimated margins. These new contracts can contribute to some initial margin declines though consolidated margins typically are expected to improve with a greater proportion of activity on mature programs in a given period. Our gross profit margin was 26.6% for the six months ended June 30, 2026 compared to 29.2% for the six months ended June 30, 2025.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased to $56.2 million for the six months ended June 30, 2026 from $38.8 million for the six months ended June 30, 2025, an increase of 44.8%. The increase was driven primarily by stock-based compensation charges. All other selling, general and administrative expenses remained relatively flat.

Depreciation and Amortization

Depreciation and amortization expense increased to $6.9 million for the six months ended June 30, 2026 compared to $6.2 million for the six months ended June 30, 2025. This increase was driven by newly acquired intangibles during the period.

Interest Expense, Net

Interest expense, net for the six months ended June 30, 2026 remained relatively flat, increasing to $16.9 million from $16.8 million for the six months ended June 30, 2025. This increase was primarily attributable to higher borrowings under the Vitesse Credit Facility, partially related to the acquisition of Novium, Ltd. on March 4, 2026. For additional information regarding our indebtedness, see “Liquidity and Capital Resources—Credit Facilities” below, Note 8, Debt and Note 2, Acquisitions in the unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

Provision For (Benefit From) Income Taxes

The benefit from income taxes was $2.8 million for the six months ended June 30, 2026 compared to provision for income taxes of $0.3 million for the six months ended June 30, 2025.

Prior to the Combination, certain entities were treated as pass-through entities for U.S. federal and state income tax purposes, and income taxes were the responsibility of the members rather than the entity, but these entities are now included in the combined tax structure of the Company. Prior to the Combination, these pass-through entities generated pre-tax losses and had such entities historically been subject to corporate-level income tax, the resulting deferred tax benefit (and deferred tax assets) associated with those losses would have been offset by valuation allowance based on management’s assessment of realizability, consistent with the treatment applied to the Company’s other taxable entities. Accordingly, the Company does not believe that presenting these entities as taxable corporations in the historical periods would have materially affected the reported income tax provision, effective tax rate, net deferred tax position, or net loss attributable to the Company.

With respect to future periods, the Company likewise does not currently expect the inclusion of the formerly pass-through entities in its consolidated corporate tax structure to have a material impact on its income tax provision or effective tax rate. As of the Combination date and for subsequent reporting periods, the Company maintains a valuation allowance against substantially all of its consolidated net deferred tax assets. As a result, deferred tax assets arising from the activities of the formerly pass-through entities are not expected to result in a material tax benefit until sufficient positive evidence exists to support the release of the related valuation allowance. The Company will continue to assess the realizability of its deferred tax assets each reporting period based on actual operating results and all available sources of future taxable income.

For additional information regarding provisions for taxes, see Note 12, Income Taxes, in the unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

Comparison of the Years Ended December 31, 2025 and 2024

The following table sets forth, for the years ended December 31, 2025 and December 31, 2024, certain of our operating data, including presentation of the changes in amounts between reporting periods:

	Year Ended December 31,
	2025	2024	Dollar Change	Percentage Change
	(dollars in thousands except for percentages)
Revenue	$388,943	$333,955	$54,988	16.5%
Cost of revenue	273,829	233,602	40,227	17.2%

Gross profit	115,114	100,353	14,761	14.7%

Operating expenses:
Selling, general and administrative expenses	77,540	81,958	(4,418)	(5.4)%
Depreciation and amortization	12,742	13,474	(732)	(5.4)%

Total operating expenses	90,282	95,432	(5,150)	(5.4)%

Operating Income	24,832	4,921	19,911	404.6%

Interest expense, net	33,750	34,685	(935)	(2.7)%
Provision for (benefit from) income taxes	(460)	1,253	(1,713)	(136.7)%

Net loss	$(8,458)	$(31,017)	$22,559	(72.7)%

Net loss margin(1)	(2.2)%	(9.3)%	7.1%
Operating margin(1)	6.4%	1.5%	4.9%
Gross profit margin(1)	29.6%	30.0%	(0.5)%

(1)	Calculated as a percentage of revenue.

Revenue

Revenue for the year ended December 31, 2025 increased by $55.0 million, or 16.5%, to $388.9 million as compared to $334.0 million for the year ended December 31, 2024.

The revenue increase was primarily attributable to organic growth across all three of our core missions, through both U.S. and allied nations. Of the $55.0 million increase, $8.0 million came from acquisitions. As described in additional detail below, the results of operations include the following disaggregation of core mission revenue:

	Years Ended December 31,
	2025	2024	Dollar Change	Percentage Change
	(dollars in thousands except for percentages)
Maritime Domain Awareness	$156,680	$124,167	$32,514	26.2%
Air & Missile Defense	135,661	118,021	17,641	14.9%
Space ISR & Resilient Communications	96,601	91,768	4,834	5.3%

Total revenue	$388,943	$333,955	$54,988	16.5%

Maritime Domain Awareness—Revenue from our Maritime Domain Awareness mission increased $32.5 million, or 26.2%, to $156.7 million for the year ended December 31, 2025 from $124.2 million for the year ended December 31, 2024. The increase was primarily attributable to higher revenue across a range of programs, including our integrated C2 software tools and sensor solutions as well as surging revenue in allied nation programs. Near-term demand is expected to remain supported by the lifecycle of our programs, including the ramp up of critical long-term programs transitioning to full-rate.

Air & Missile Defense—Revenue from our Air & Missile Defense mission increased $17.6 million, or 14.9%, to $135.7 million for the year ended December 31, 2025 from $118.0 million for the year ended December 31, 2024. The increase was primarily attributable to continued demand for our proprietary RF sensor architecture and hardware solutions, reflecting the program lifecycle transition to production and embedded growth on existing flagship programs. Near-term demand is supported by increases in global air and missile defense budgets across a broad range of radar and sensor platforms, including DoW priorities such as the implementation of missile defense and space surveillance architecture.

Space ISR & Resilient Communications—Revenue from our Space ISR & Resilient Communications mission increased $4.8 million, or 5.3%, to $96.6 million for the year ended December 31, 2025 from $91.8 million for the year ended December 31, 2024. The increase was primarily attributable to winning early-stage opportunities, particularly in space payloads, which are expected to drive outsized growth in the near term.

Cost of Revenue and Gross Profit Margin

Cost of revenue increased to $273.8 million for the year ended December 31, 2025, from $233.6 million for the year ended December 31, 2024. The $40.2 million, or 17.2%, increase in cost of revenue was primarily a result of increased investment in early lifecycle flagship programs, including corresponding increase to engineering and development costs.

Gross profit as a percentage of revenue remained roughly flat year over year, driven by increased investments in early lifecycle flagship programs. Our gross profit margin was 29.6% for the year ended December 31, 2025 compared to 30.0% for the year ended December 31, 2024.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased to $77.5 million for the year ended December 31, 2025 from $82.0 million for the year ended December 31, 2024, a decrease of 5.4%. The decrease was driven by lower transaction and integration related expenses, partially offset by a $5.4 million increase in payroll expenses due to continued investment in engineering and development to support ongoing future growth. These additional costs reflect the expansion of our proprietary designs and capabilities and the continued integration of newly acquired businesses.

Depreciation and Amortization

Depreciation and amortization expense remained largely flat, slightly decreasing to $12.7 million for the year ended December 31, 2025 compared to $13.5 million for the year ended December 31, 2024.

Interest Expense, Net

Interest expense, net for the year ended December 31, 2025 decreased by $0.9 million, or 2.7%, to $33.8 million compared to $34.7 million for the year ended December 31, 2024. This decrease in interest expense, net was primarily attributable to declining interest rates and the repricing of our Accelint Credit Facility in 2025 at a lower interest rate. For additional information regarding our indebtedness, see “Liquidity and Capital Resources—Credit Facilities” below, and Note 8, Debt in the audited consolidated financial statements included elsewhere in this prospectus.

Provision For (Benefit From) Income Taxes

The benefit from income taxes was $0.5 million for the year ended December 31, 2025 compared to provision for income taxes of $1.3 million for the year ended December 31, 2024. The decrease in provision for income taxes was attributable to a reduction in current tax expense primarily driven by the accelerated deduction of previously capitalized R&D expenditures. For additional information regarding provisions for taxes, see Note 12, Income Taxes, in the audited consolidated financial statements included elsewhere in this prospectus.

Key Operational and Non-GAAP Financial Measures

We regularly review the following key operational and non-GAAP financial measures to manage our business, evaluate our contract performance, monitor results of operations and ensure proper allocation of capital: (i) Backlog, (ii) EBITDA, (iii) Adjusted EBITDA, (iv) Adjusted EBITDA Margin and (v) Adjusted Net Income (Loss). We believe that these measures represent the primary drivers of value enhancement, balancing both short and long-term indicators of increased stockholder value. The measures set forth below should be considered in addition to, not as a substitute for or in isolation from, our financial results prepared in accordance with U.S. GAAP. Other companies, including companies in our industry, may calculate these measures differently or not at all, which reduces their usefulness as comparative measures.

	Six Months Ended June 30,		Years Ended December 31,
	2026	2025	2025	2024
(dollars in thousands)
Operating Metric:
Backlog(1)	$923,883	$436,112	$475,849	$413,188
Non-GAAP Financial Measures:
Net loss (GAAP)	(13,046)	(9,705)	(8,458)	(31,017)
EBITDA(2)	14,489	19,492	50,288	30,228
Adjusted EBITDA(2)	37,830	25,267	62,559	48,648
Adjusted Net Income (Loss)(2)	9,165	(1,225)	9,196	(7,782)
Net loss margin (GAAP)(3)	(5.4%)	(5.4%)	(2.2%)	(9.3%)
Adjusted EBITDA Margin(2)(3)	15.7%	14.1%	16.1%	14.6%

(1)	See “Backlog” below for a description of how we define and calculate backlog. Backlog is not a measure defined under U.S. GAAP and may not be comparable to similarly titled measures used by other companies.
(2)	We use non-GAAP financial measures EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin and Adjusted Net Income (Loss), as measures of our overall performance. Definitions and reconciliations of these measures to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP are included below under “—Non-GAAP Financial Measures.”
(3)	Calculated as a percentage of revenue.

Backlog

Backlog represents our estimate of the revenue we expect to realize in future periods as a result of performing work on contracts that have been awarded to us, net of any revenue previously recognized as of the date of measurement. We include in our backlog the aggregate expected revenue from awarded contracts, either executed or awaiting execution (e.g., a written contract, purchase order, long-term agreement, contractual authorization to proceed or written notification or other evidence regarding an expectation of an execution) even though our contracts include certain termination rights exercisable by our customers with advance notice. Deferred revenue recognized on our consolidated balance sheets, consisting of payments and billings received in excess of revenue recognized, is included in our backlog calculation. Backlog includes both single-year and multi-year awards and can include variable consideration such as award fees and incentive fees. Backlog is subject to modification, delay or termination by our customers, which may impact our realization of revenue from some or all of the contracts included in our backlog. We monitor our backlog because we believe it is a forward-looking indicator of potential revenue that can be helpful to investors in evaluating our performance and identifying trends over time, although period-to-period comparisons of backlog are not necessarily indicative of future revenue.

Backlog is not a measure defined under U.S. GAAP and should not be considered in isolation or as a substitute for, or superior to, revenue or any other measure determined in accordance with U.S. GAAP. Our computation of backlog may differ from similarly titled measures reported by other companies due to differences in the scope of contracts included, the treatment of contract options and modifications, and other definitional and methodological differences. As a result, our backlog may not be comparable to backlog or similar measures presented by other companies and should not be used as a basis for such comparisons. Terminations, amendments or contract cancellations may occur with respect to our backlogs, which could result in a reduction in our backlog and in potential future revenue that may never be recognized. In particular, U.S. government contracts included in our backlog may be terminated at the convenience of the U.S. government. See above “Risk Factors—Risks Related to Our Strategy, Business and Operations—We may not realize the full amounts estimated under the contracts in our backlog as revenue, which could reduce our revenue in future periods below the levels anticipated and materially adversely affect our growth prospects. This makes backlog an uncertain indicator of future results of operations,” for additional information on backlog.

The increase of $487.8 million in backlog to $923.9 million for the six months ended June 30, 2026 as compared to $436.1 million for the six months ended June 30, 2025, and the increase of $62.7 million in backlog to $475.8 million for the year ended December 31, 2025 as compared to $413.2 million for the year ended December 31, 2024 was primarily attributable to new contract awards and the expansion of existing programs.

Non-GAAP Financial Measures

In addition to our results determined in accordance with U.S. GAAP, we believe the non-GAAP financial measures presented in this prospectus will help investors understand our financial condition and results of operations and assess our future prospects. We believe these non-GAAP financial measures, each of which is discussed in greater detail below, are important supplemental measures because they exclude unusual or non-recurring items as well as non-cash items that are unrelated to or may not be indicative of our ongoing results of operations. Further, when read in conjunction with our U.S. GAAP results, these non-GAAP financial measures provide a baseline for analyzing trends in our underlying businesses and can be used by management as a tool to help make financial, operational and planning decisions. We may use non-GAAP financial metrics in certain management compensation plans, debt covenants, internal budgetary decision making and other resource allocation decisions. Finally, these measures are often used by analysts and other interested parties to evaluate companies in our industry by providing more comparable measures that are less affected by factors such as capital structure.

We recognize that these non-GAAP financial measures have limitations, including that they may be calculated differently by other companies or may be used under different circumstances or for different purposes, thereby affecting their comparability from company to company. In order to compensate for these and the other limitations discussed below, management does not consider these measures in isolation from or as alternatives to the comparable financial measures determined in accordance with U.S. GAAP. Readers should review the reconciliations below and should not rely on any single financial measure to evaluate our business.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

We define EBITDA as our net loss before (i) income taxes, (ii) depreciation and amortization and (iii) interest expense. We define Adjusted EBITDA as EBITDA as further adjusted to exclude (i) acquisition and integration-related costs, (ii) restructuring and severance charges, (iii) sponsor and advisory fees, (iv) system implementation costs, (v) other non-cash charges and (vi) stock-based compensation expense. We believe these adjustments are appropriate because they represent costs that are not indicative of our ongoing operating performance, are non-cash expenses or are non-recurring in nature or relate to discrete strategic initiatives. We define Adjusted EBITDA Margin as Adjusted EBITDA as a percentage of revenue. Management believes EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are useful because they allow management to more effectively evaluate our operating performance and compare our results of operations from period to period without regard to our financing methods or capital structure, or other items that impact comparability of financial results from period to period. EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin should not be considered as alternatives to, or more meaningful than, net loss, net loss margin, or any other measure as determined in accordance with U.S. GAAP. Our computation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin may not be comparable to EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin of other companies. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin because we believe they provide useful information regarding the factors and trends affecting our business.

The following tables present a reconciliation of net loss and net loss margin to EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin for each of the periods indicated:

	Six Months Ended June 30,		Years Ended December 31,
(dollars in thousands except for percentages)	2026	2025	2025	2024
Net loss	$(13,046)	$(9,705)	$(8,458)	$(31,017)
Interest expense, net Provision for (benefit from) income taxes	16,867 (2,815)	16,832 256	33,750 (460)	34,685 1,253
Depreciation and amortization(1)	13,483	12,109	25,456	25,307

EBITDA	14,489	19,492	50,288	30,228

Adjustments to EBITDA
Acquisition and integration-related costs(2)	6,006	2,928	6,880	14,599
Restructuring and severance charges(3)	1,500	1,352	2,822	2,263
Sponsor and advisory fee(4)	229	530	1,293	451
System implementation costs(5)	189	182	379	304
Other non-cash charges(6)	229	232	320	—
Stock-based compensation expense(7)	15,188	551	577	803

Total adjustments	$23,341	$5,775	$12,271	$18,420

Adjusted EBITDA	$37,830	$25,267	$62,559	$48,648

Net loss margin(8)	(5.4%)	(5.4%)	(2.2%)	(9.3%)
Adjusted EBITDA Margin(8)	15.7%	14.1%	16.1%	14.6%

(1)	Depreciation and amortization expense includes $6.6 million and $6.0 million of allocated depreciation and amortization from cost of goods sold for the six months ended June 30, 2026 and 2025, respectively. Depreciation and amortization expense includes $12.7 million and $11.8 million of allocated depreciation and amortization from cost of goods sold for the years ended December 31, 2025 and 2024, respectively.
(2)	Acquisition and Integration Costs. Represents third-party professional service fees and other direct, incremental costs incurred in connection with completed acquisitions and integration of acquired businesses. These costs are recorded within selling, general and administrative expenses and include operational and integration consulting, legal entity rationalization, purchase accounting and valuation support, tax consulting, contingent consideration fair value changes, transaction bonuses, option payout obligations and IT / systems integration activities. The amount of acquisition and integration related costs associated with expenses attributed to the change in the fair value of earnout arrangements was $0.7 million ($2.0 million of expense and $1.3 million of income) and $0.0 million for the six months ended June 30, 2026 and 2025, respectively. The amount of acquisition and integration related expenses associated with the change in the fair value of earnout arrangements was $0.0 million and $3.6 million for the years ended December 31, 2025 and 2024, respectively. The amount of acquisition and integration related expenses attributed to professional fees and other vendors was $4.5 million and $2.9 million for the six months ended June 30, 2026 and 2025, respectively and $6.9 million and $5.5 million for the years ended December 31, 2025 and 2024, respectively. The amount of acquisition and integration related expenses attributed to non-recurring transaction bonuses and option payout obligations was $0.8 million and $0.0 million for the six months ended June 30, 2026 and 2025, respectively and $0.0 million and $5.5 million for the years ended December 31, 2025 and 2024, respectively.
(3)	Restructuring and severance charges. Consists of employee termination benefits, severance payments and related costs associated with discrete organizational restructuring initiatives to eliminate duplicative functions, consolidate management layers and realign the cost structure following acquisitions. These costs include executive, managerial and operational severance, recruiting fees for critical replacement hires, retention bonuses during transition periods and legal fees or settlement costs directly attributable to employment separation agreements.

(4)	Sponsor and advisory fees. Represents expense reimbursements paid to our financial sponsor, board members and strategic advisors, together with related legal fees, under arrangements in effect during the periods presented. These costs are recorded within selling, general and administrative expenses and are expected to be terminated or substantially modified upon consummation of the offering and therefore are not reflective of our operating performance.
(5)	System implementation costs. Represents third-party consulting, licensing and configuration fees incurred to implement and deploy enterprise-wide technology systems, including ERP, financial reporting, HR, payroll, CRM and product lifecycle management platforms. These finite-duration, project-based costs are recorded within selling, general and administrative expenses and relate to standardizing technology infrastructure across operating entities following acquisitions.
(6)	Other non-cash charges. For the six months ended June 30, 2025, this adjustment represents a charge recognized in connection with the decision to abandon a non-refundable machinery deposit paid in a prior period. The charge reflects the write-off of the previously paid deposit, was recorded in selling, general and administrative expenses and did not result in a current-period cash outflow. For the six months ended June 30, 2026, this adjustment represents charges associated with the abandonment of a leased facility, including the write-off of leasehold improvements and losses associated with subleasing the related space. These charges were recorded in selling, general and administrative expenses and did not result in a current-period cash outflow. Management excludes these charges from Adjusted EBITDA because they relate to discrete investment and facility-exit decisions and are not considered indicative of our ongoing operating performance.
(7)	Stock-based compensation expense. Represents non-cash expense recognized in connection with profits interest units and other equity-based awards. This expense is recorded within selling, general and administrative expenses and is excluded from Adjusted EBITDA because it does not require current-period cash settlement.
(8)	Calculated as a percentage of revenue.

We reported net losses of approximately $13.0 million, $9.7 million and $11.8 million for the six months ended June 30, 2026, the six months ended June 30, 2025 and the twelve months ended June 30, 2026, respectively. Our net loss margins were approximately 5.4%, 5.4% and 2.6% for the six months ended June 30, 2026, the six months ended June 30, 2025 and the twelve months ended June 30, 2026, respectively. We generated Adjusted EBITDA of $37.8 million, $25.3 million and $75.1 million for the six months ended June 30, 2026, the six months ended June 30, 2025 and the twelve months ended June 30, 2026, respectively. We had Adjusted EBITDA Margins of approximately 15.7%, 14.1% and 16.7% for the six months ended June 30, 2026, the six months ended June 30, 2025 and the twelve months ended June 30, 2026, respectively.

For the year ended December 31, 2025, we reported a net loss of approximately $8.5 million, compared to a net loss of approximately $31.0 million for the year ended December 31, 2024. Our net loss margin was approximately 2.2% for the year ended December 31, 2025 as compared to 9.3% for the year ended December 31, 2024. For the year ended December 31, 2025, we generated Adjusted EBITDA of $62.6 million, reflecting approximately 28.6% growth from $48.6 million for the year ended December 31, 2024. We had an Adjusted EBITDA Margin of approximately 16.1% for the year ended December 31, 2025 as compared to 14.6% for the year ended December 31, 2024. This margin expansion was driven by growing program transitions from development to production, while maintaining discipline in our overhead operational costs. These results reflect our positioning within long-duration defense programs where technical differentiation, design authority and sole-, single- or limited-source content drive durable participation over the program lifecycle.

We provide a reference to Adjusted EBITDA for the trailing twelve months ended June 30, 2026 herein. The GAAP to non-GAAP reconciliation for this period can be derived using amounts presented above for the year ended December 31, 2025 less amounts reported for the six months ended June 30, 2025 plus amounts reported for the six months ended June 30, 2026 to arrive at the trailing twelve months ended June 30, 2026.

Adjusted Net Income (Loss)

We define Adjusted Net Income (Loss) as net loss as further adjusted to exclude (i) acquisition and integration-related costs, (ii) restructuring and severance charges, (iii) sponsor and advisory fees, (iv) system implementation costs, (v) other non-cash charges, (vi) stock-based compensation expense, (vii) amortization of acquired intangible assets, (viii) amortization of deferred financing costs and (ix) the tax effect of the foregoing adjustments.

We believe Adjusted Net Income (Loss) is useful because it allows us to more efficiently evaluate the performance of our business in a way that also considers our ability to generate profit without the impact of items that are not indicative of our ongoing operating performance, are non-cash expenses or are non-recurring in nature or relate to discrete strategic initiatives and aid in the comparability of our performance from period to period. We also use Adjusted Net Income (Loss) for purposes of evaluating management performance and in connection with certain compensation plans and internal budgeting decisions.

Adjusted Net Income (Loss) is a non-GAAP financial measure and should not be considered as an alternative to, or more meaningful than, net loss, net loss margin or any other measure determined in accordance with U.S. GAAP. Our computation of Adjusted Net Income (Loss) may not be comparable to similarly titled measures used by other companies due to differences in the scope and nature of adjustments, which limits its usefulness as a comparative measure. Because of these limitations, Adjusted Net Income (Loss) should not be considered in isolation or as a substitute for performance measures calculated in accordance with U.S. GAAP. You should review the reconciliation below and not rely on any single financial measure to evaluate our business.

The following table presents a reconciliation of net loss to Adjusted Net Income (Loss) for each of the periods indicated:

	Six Months Ended June 30,		Years Ended December 31,
	2026	2025	2025	2024
	(dollars in thousands)
Net loss	$(13,046)	$(9,705)	$(8,458)	$(31,017)
Adjustments to net loss
Acquisition and integration-related costs(1)	6,006	2,928	6,880	14,599
Restructuring and severance charges(2)	1,500	1,352	2,822	2,263
Sponsor and advisory fee(3)	229	530	1,293	451
System implementation costs(4)	189	182	379	304
Other non-cash charges(5)	229	232	320	—
Stock-based compensation expense(6)	15,188	551	577	803
Amortization of acquired intangible assets(7)	5,804	5,111	10,478	11,868
Amortization of deferred financing costs(8)	470	420	790	692
Income tax effect of adjustments(9)	(7,404)	(2,826)	(5,885)	(7,745)

Total adjustments	22,211	8,480	17,654	23,235

Adjusted Net Income (Loss)	$9,165	$(1,225)	$9,196	$(7,782)

(1)

Acquisition and Integration Costs. Represents third-party professional service fees and other direct, incremental costs incurred in connection with completed acquisitions and integration of acquired businesses. These costs are recorded within selling, general and administrative expenses and include operational and integration consulting, legal entity rationalization, purchase accounting and valuation support, tax consulting, contingent consideration fair value changes, transaction bonuses, option payout obligations and IT / systems integration activities. The amount of acquisition and integration related costs associated with expenses attributed to the change in the fair value of earnout arrangements was $0.7 million ($2.0 million of expense and $1.3 million of income) and $0.0 million for the six months ended June 30, 2026 and 2025, respectively. The amount of acquisition and integration related expenses associated with the change in the fair value of earnout arrangements was $0.0 million and $3.6 million for the years ended December 31, 2025 and 2024, respectively. The amount of acquisition and integration related expenses attributed to professional fees and other vendors was $4.5 million and $2.9 million for the six months ended June 30, 2026 and 2025, respectively and $6.9 million and $5.5 million for the years ended December 31, 2025 and 2024, respectively. The amount of acquisition and integration related expenses attributed to non-recurring transaction bonuses and option payout obligations was $0.8 million and $0.0 million for the six months ended June 30, 2026 and 2025, respectively and $0.0 million and $5.5 million for the years ended December 31, 2025 and 2024, respectively.
(2)	Restructuring and severance charges. Consists of employee termination benefits, severance payments and related costs associated with discrete organizational restructuring initiatives to eliminate duplicative functions, consolidate management layers and realign the cost structure following acquisitions. These costs include executive, managerial and operational severance, recruiting fees for critical replacement hires, retention bonuses during transition periods and legal fees or settlement costs directly attributable to employment separation agreements.
(3)	Sponsor and advisory fees. Represents expense reimbursements paid to our financial sponsor, board members and strategic advisors, together with related legal fees, under arrangements in effect during the periods presented. These costs are recorded within selling, general and administrative expenses and are expected to be terminated or substantially modified upon consummation of the offering and therefore are not reflective of our operating performance.
(4)	System implementation costs. Represents third-party consulting, licensing and configuration fees incurred to implement and deploy enterprise-wide technology systems, including ERP, financial reporting, HR, payroll, CRM and product lifecycle management platforms. These finite-duration, project-based costs are recorded within selling, general and administrative expenses and relate to standardizing technology infrastructure across operating entities following acquisitions.
(5)	Other non-cash charges. Represents a charge recognized in connection with the decision to abandon a non-refundable machinery deposit paid in a prior period. The charge reflects the write-off of the previously paid deposit and was recorded in selling, general and administrative expenses and did not result in a current-period cash outflow. Management excludes this charge from Adjusted EBITDA because it relates to a discrete abandoned equipment investment commitment and is not considered indicative of the Company’s ongoing operating performance.
(6)	Stock-based compensation expense. Represents non-cash expense recognized in connection with profits interest units and other equity-based awards. This expense is recorded within selling, general and administrative expenses and is excluded from Adjusted Net Income (Loss) because it does not require current-period cash settlement.
(7)	Represents the amortization of intangible assets recorded in connection with our acquisitions.
(8)	Represents the amortization of deferred financing costs associated with our long-term debt.
(9)	Represents the estimated tax impact of all Adjusted Net Income (Loss) adjustments at a 25% rate.

Adjusted Net Income (Loss) increased by $10.4 million to $9.2 million, for the six months ended June 30, 2026 as compared to an Adjusted Net Loss of $1.2 million for the six months ended June 30, 2025. The increase is primarily due to growing program transitions from development to production, while maintaining discipline in our overhead operational costs.

Adjusted Net Income (Loss) increased by $17.0 million, for the year ended December 31, 2025 as compared to the year ended December 31, 2024. The increase is primarily due to growing program transitions from development to production, while maintaining discipline in our overhead operational costs.

Material Weaknesses

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. We are in the early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 of the

Sarbanes-Oxley Act. We may not be able to complete our evaluation, testing and any required remediation prior to becoming a public company or in a timely manner thereafter. If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the market price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the fiscal year that coincides with the filing of our second annual report on Form 10-K. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. We will also be required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the filing of our second annual report on Form 10-K or the first annual report on Form 10-K following the date we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

During the audit of our financial statements included elsewhere in this prospectus, we identified material weaknesses in our internal control over financial reporting, which remain unremediated as of June 30, 2026. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified include the following: we did not design and maintain effective process-level controls over certain key business processes supporting our financial reporting, including controls that are sufficiently precise, performed consistently and timely, and formally documented; we did not design and maintain sufficient segregation of duties over the performance of certain financial close processes, including over the review and approval of manual journal entries; we did not design and maintain effective information technology general controls for certain information systems supporting our key financial reporting processes, including segregation of duties, security administration and change management; and we did not design and maintain effective process-level controls for identifying and assessing existing and potential transactions with related parties.

None of the material weaknesses described above resulted in a material misstatement to our financial statements. Nevertheless, we recognize that each of the material weaknesses described above could result in misstatements to substantially all financial statement accounts and disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected on a timely basis.

We are actively working to evaluate the material weaknesses, develop our full remediation plan and establish a robust internal control environment that is appropriate for a public company. While we are committed to completing these remediation efforts as quickly as reasonably possible and investing in the personnel, processes and systems necessary to maintain an effective internal control over financial reporting, until the remediation plan is implemented, tested and deemed effective, we cannot assure that our actions will adequately remediate the material weaknesses or that additional material weaknesses in our internal controls will not be identified in the future. If we are unable to remediate the material weaknesses, our ability to record, process and report financial information accurately, and to prepare financial statements within the time periods specified by the rules and forms of the SEC could be adversely affected and could reduce the market’s confidence in our financial statements and cause the market price of our common stock to decline. We cannot at this time provide an expected timeline in connection with any remediation plan. These remediation measures may be time consuming and costly and might place significant demands on our financial and operational resources.

Additionally, if one or more material weaknesses in our internal control over financial reporting are identified in future periods, our management would be required to devote significant time and incur significant expense to remediate any such material weaknesses and may not be able to remediate any such material weaknesses in a timely manner. Any such material weaknesses in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause stockholders to lose confidence in our reported financial information, all of which could materially and adversely affect our business and the market price of our common stock. Moreover, we may need to undertake various additional costly and time-consuming actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff, which may adversely affect our business, financial condition and results of operations.

If we are unable to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404, our independent registered public accounting firm may not issue an unqualified opinion. If we are unable to conclude that we have effective internal control over financial reporting, investors could lose confidence in our reported financial information, which could have a material adverse effect on the market price of our common stock. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Liquidity and Capital Resources

We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital needs, capital expenditures, contractual obligations, debt service, acquisitions and other commitments. Our principal sources of liquidity to date have included cash provided by operating activities, amounts raised through issuances of equity capital or equity contributions and borrowings under our credit facilities. We currently expect that our principal future sources of funding will include our current cash balance, cash provided by operating activities, cash provided by our credit facilities, proceeds from this offering, and other forms of debt financing and equity or debt securities offerings.

Our expected primary uses of cash on a short- and long-term basis are for working capital requirements, capital expenditures, R&D, debt service requirements, potential acquisitions and other general corporate purposes. Our primary working capital requirements are for project execution activities including purchases of materials, subcontracted services and payroll, which fluctuate during the year, driven primarily by the timing and extent of activities required on new and existing projects.

Our ability to generate sufficient liquidity from our ongoing operations and capital markets transactions in order to meet our obligations and operating needs will enable us to continue our business operations. If we require additional capital and are unsuccessful in raising that capital, we may not be able to continue our business operations and/or may be unable to advance growth initiatives, either of which could adversely impact our business, financial condition and results of operations.

We believe that our cash and cash equivalents and amounts available under our credit facilities will be adequate to meet our liquidity requirements for at least the 12 months following the date of this prospectus. Our future long-term capital requirements will depend on several factors, including our ability to continue to generate positive cash flows from operations over time and our ability to raise additional capital, if needed. To the extent existing cash and cash equivalents are not sufficient to fund future activities, we may borrow under our credit facilities or seek to raise additional funds through equity, equity-linked or debt financings or offerings. We may enter into agreements or letters of intent with respect to potential investments in, or acquisitions of, complementary businesses, services or technologies, which could also require us to seek additional equity financing, incur indebtedness or use cash resources.

Credit Facilities

Our primary debt financing consists of borrowings under the credit facilities, each as described below.

Prior Credit Facilities

Vitesse Credit Agreement

On December 22, 2023, Vitesse Systems Parent LLC, Custom Microwave, Inc., and, following a subsequent amendment, Nevada Heat Treating, LLC, as borrowers (collectively, the “Vitesse Borrowers”), entered into a Credit Agreement (as amended from time to time, as described in the paragraph below, the “Vitesse Credit Agreement”) with Alter Domus (US) LLC, as administrative agent, and a syndicate of lenders, providing for, inclusive of the amendments described in the paragraphs below, (i) an initial term loan in an original aggregate principal amount of $130.0 million and (ii) a revolving credit facility in an aggregate principal amount of up to $20.0 million. Borrowings under the Vitesse Credit Agreement bear interest at a rate per annum equal to, at the Vitesse Borrowers’ option, (a) for SOFR loans, adjusted term SOFR plus 7.00% and (b) for base rate loans, base rate plus 6.00%. As of June 30, 2026, the interest rate on the term loan was base rate plus the applicable margin of 6.00% per annum. The effective interest rate was 10.96% as of June 30, 2026. The principal amount of the term loans is repaid in quarterly installments equal to 0.25% of the original principal amount thereof, with the remaining balance due on the stated maturity date of December 22, 2028. The revolving credit commitments also mature on December 22, 2028. As of June 30, 2026 and December 31, 2025, there was $20.0 million, respectively, of available borrowing capacity under the revolver. The revolving line of credit is subject to a non-use fee of 0.50% of the unused commitment per annum. The Vitesse Credit Agreement contains financial covenants including (i) a minimum fixed charge coverage ratio and (ii) a maximum total net leverage ratio. The Vitesse Credit Agreement also contains customary representations and warranties, affirmative and negative covenants and events of default. The loans are secured by substantially all of the assets of the Vitesse Borrowers and their subsidiaries, including but not limited to, receivables, tangible and intangible assets and cash. As of June 30, 2026, Vitesse was in compliance with all financial and non-financial covenants under the Vitesse Credit Agreement.

On April 5, 2024, the Vitesse Borrowers entered into a first amendment to the Vitesse Credit Agreement which, among other things, increased the revolving credit commitments thereunder to $15.0 million. On February 26, 2025, the Vitesse Borrowers entered into a second amendment to the Vitesse Credit Agreement which, among other things, increased the revolving credit commitments thereunder to $20.0 million. On July 3, 2025, the Vitesse Borrowers entered into a third amendment to the Vitesse Credit Agreement which, among other things, modified certain requirements relating to equity contributions. On September 30, 2025, the Vitesse Borrowers entered into a fourth amendment to the Vitesse Credit Agreement which, among other things, modified certain requirements relating to equity contributions. On March 4, 2026, the Vitesse Borrowers entered into a fifth amendment to the Vitesse Credit Agreement which, among other things, provided for $11.0 million in incremental term loans to fund a portion of the consideration in respect of a certain acquisition.

On July 31, 2026, the Vitesse Credit Facility was paid off in full.

Accelint Credit Agreement

On August 22, 2023, Accelint Holdings LLC, as borrower (the “Accelint Borrower”), entered into a Credit Agreement (as amended from time to time, as described in the paragraph below, the “Accelint Credit Agreement”) with Bain Capital Credit, LP, as administrative agent (“Bain”), and a syndicate of lenders, providing for, inclusive of the amendments described in the paragraph below, (i) initial term loans in an original aggregate principal amount of $40.0 million, (ii) delayed draw term loans in an aggregate principal amount of up to $40.0 million, (iii) incremental term loans incurred in connection with various acquisitions in an aggregate principal amount of $42.0 million and (iv) a revolving credit facility of up to $20.0 million. Borrowings under the Accelint Credit Agreement bear interest at a rate per annum equal to, at the Accelint Borrower’s option, (a) for SOFR borrowings, adjusted term SOFR plus 5.50%, and (b) for ABR borrowings, alternate base rate plus

4.50%. As of June 30, 2026, the interest rate on the term loan was SOFR plus the applicable margin of 5.50% per annum and the effective interest rate on the revolving loans was 9.52% per annum. The principal amount of each tranche of term loans is repaid in quarterly installments equal to 0.25% of the original principal amount thereof, with the remaining balance due on August 22, 2029. The revolving credit commitments also mature on August 22, 2029. As of June 30, 2026, the interest rate on the revolving line of credit was SOFR plus the applicable margin of 5.50% per annum. The effective interest rate as of June 30, 2026 was 9.52%. As of June 30, 2026 and December 31, 2025, there was $20.0 million and $2.4 million, respectively, of available borrowing capacity under the revolver. The Accelint Credit Agreement contains a maximum total leverage ratio covenant as well as customary representations and warranties, affirmative and negative covenants and events of default. The loans are secured by substantially all of the assets of the Accelint Borrower and its subsidiaries, including but not limited to receivables, tangible and intangible assets and cash. As of June 30, 2026, Accelint was in compliance with all financial and non-financial covenants under the Accelint Credit Agreement.

On December 1, 2023, Accelint Borrower, Bain and the other parties party thereto entered into a first amendment to the Accelint Credit Agreement, which, among other things, established an incremental term loan in the aggregate principal amount of $25.0 million. On February 11, 2025, Accelint Borrower, Bain and the other parties party thereto entered into a second amendment to the Accelint Credit Agreement, which, among other things, established an incremental term loan in the aggregate principal amount of $9.0 million, and reduced the interest rate applicable to both ABR borrowings and SOFR borrowings by 1.25% per annum. On September 16, 2025, Accelint Borrower, Bain and the other parties party thereto entered into a third amendment to the Accelint Credit Agreement, which, among other things, increased the revolving credit facility by an aggregate principal amount of $5.0 million. On November 21, 2025, Accelint Borrower, Bain and the other parties party thereto entered into a fourth amendment to the Accelint Credit Agreement, which, among other things, established an incremental term loan in the aggregate principal amount of $8.0 million.

On July 31, 2026, the Accelint Credit Facility was paid off in full.

New Credit Facility

On July 31, 2026, we entered into a new credit facility (the “New Credit Facility”) by and among Lyntris Inc., as borrower, the lenders and issuing banks from time to time party thereto, and Citibank, N.A. (“Citi”), as the administrative agent and collateral agent for the lenders, providing for a new $200 million term loan and a $100 million revolving line of credit (with a $10 million sublimit for issuances of letters of credit). Each of the new term loan and the revolving line of credit matures on July 31, 2031. Amounts under the term loan facility are subject to amortization in quarterly installments, commencing on September 30, 2026, in aggregate annual amounts equal to (i) during the first year, two and one-half percent of the original amount borrowed, (ii) during the second and third years, five percent of the original amount borrowed, (iii) during the fourth year, seven and one-half of one percent of the original amount borrowed, and (iv) during the fifth year, ten percent of the original amount borrowed, with the remaining principal balance advanced under the term loan facility due on July 31, 2031. Borrowings under the New Credit Facility bear interest in cash at a rate per annum equal to, at our option, either (i) a base rate plus a margin of between 1.50% and 2.50% per annum and (ii) term SOFR (which term SOFR borrowings may have 1, 3 or 6 month interest periods, at our option) plus a margin of between 2.50% and 3.50% per annum, in each case depending on our total net leverage ratio. We expect a reduction in interest expense under the New Credit Facility compared to the Prior Credit Facilities due to the Refinancing.

The New Credit Facility contains certain financial covenants, including a requirement to maintain, commencing with the fiscal quarter ending December 31, 2026, a Consolidated Total Net Leverage Ratio of less than or equal to 4.25 to 1.00 (decreasing to 4.00 to 1.00 with respect to the fiscal quarters ending June 30, 2027 and September 30, 2027, 3.75 to 1.00 with respect to the fiscal quarters ending December 31, 2027 and March 31, 2028 and 3.50 to 1.00 with respect to each fiscal quarter ending thereafter, and subject to a temporary increase to 4.00 to 1.00 with respect to any fiscal quarter in which a material acquisition is consummated) and a Fixed Charge Coverage Ratio of not less than 1.25 to 1.00, in each case tested on a quarterly basis and calculated in accordance with the credit agreement governing the New Credit Facility.

Additionally, the New Credit Facility contains certain customary covenants that restrict activities of Lyntris Inc. and its subsidiaries as well as customary events of default.

The obligations under the New Credit Facility are secured by substantially all of our assets and the assets of our subsidiaries which are guarantors on the New Credit Facility.

As of June 30, 2026, we had $118.8 million aggregate principal amount of borrowings outstanding under our Accelint Credit Facility and $157.7 million aggregate principal amount of borrowings outstanding under our Vitesse Credit Facility (each as defined herein, and together the “Prior Credit Facilities”). On July 31, 2026, we used cash on hand, the proceeds from the term loan, and approximately $73.2 million drawn from the revolving credit facility to repay all amounts outstanding under our Prior Credit Facilities, together with fees and expenses relating thereto. We intend to use the net proceeds from this offering to repay $    million outstanding under our New Credit Facility. These transactions are collectively referred to herein as the Refinancing. See “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.”

PIK Loans

We previously had two unsecured PIK loans (the “PIK Loans”) each with an initial principal balance of $0.8 million, totaling $1.5 million, effective as of October 2024. The PIK Loans were paid off in full on June 30, 2026. See Note 8, Debt in the unaudited interim condensed consolidated financial statements and Note 8, Debt in the audited consolidated financial statements included elsewhere in this prospectus.

Cash Flows

	Six Months Ended June 30,		Years Ended December 31,
	2026	2025	2025	2024
	(dollars in thousands)
Cash provided by (used in) operating activities	$34,866	(13,296)	$(20,911)	$(9,916)
Cash used in investing activities	(12,363)	(2,824)	(23,160)	(8,451)
Cash provided by (used in) financing activities	(11,106)	13,776	56,256	4,742

Net change in cash, cash equivalents	$11,397	(2,344)	$12,185	$(13,625)

Purchases of property, plant and equipment	(5,668)	(2,824)	(3,858)	(5,408)

Operating Activities

Net cash provided by operating activities was $34.9 million in the six months ended June 30, 2026, compared with net cash used in operating activities of $13.3 million in the six months ended June 30, 2025. The period-over-period improvement of $48.2 million was primarily attributable to $28.5 million of cash provided by increases in deferred revenue driven by the timing of advance payments and contract billings and $29.8 million increase in other liabilities mostly in connection with timing of payments for accrued program execution and corporate expenses.

Net cash used in operating activities was $20.9 million in the year ended December 31, 2025 compared to $9.9 million in the year ended December 31, 2024. The changes in cash used in operating activities during the year ended December 31, 2025 were due to increases in accounts receivable and other current assets of $26.0 million and $6.5 million, respectively, which was offset by a $22.6 million improvement in net loss. The increase in the use of operating cash flows of $11.0 million was primarily attributable to increased working capital costs in response to growth in some of our key programs.

Investing Activities

Net cash used in investing activities totaled $12.4 million for the six months ended June 30, 2026 and $2.8 million for the six months ended June 30, 2025. For the six months ended June 30, 2026, cash paid for acquisitions increased by $6.3 million.

Net cash used in investing activities totaled $23.2 million for the year ended December 31, 2025 and $8.5 million for the year ended December 31, 2024. For the year ended December 31, 2025, cash paid for acquisitions increased by $16.4 million. The majority of our fiscal year 2025 capital expenditures are growth capital investments to develop software solutions, acquire new equipment, improve our manufacturing efficiency and expand our capabilities.

Financing Activities

Net cash used in financing activities totaled $11.1 million in the six months ended June 30, 2026 compared to a net cash provided by financing activities of $13.8 million for the six months ended June 30, 2025. The increase for the six months ended June 30, 2026 was driven by net borrowings (exclusive of debt issuance costs) of $9.4 million and was offset by payments of finance lease obligations of $1.2 million during the six months ended June 30, 2026.

Net cash provided by financing activities totaled $56.3 million in the year ended December 31, 2025 and $4.7 million for the year ended December 31, 2024. The increase for the year ended December 31, 2025 was driven by sponsor equity contributions of $28.2 million and net borrowings (exclusive of debt issuance costs) of $31.2 million and was offset by payments of finance lease obligations of $2.2 million during the year ended December 31, 2025.

Contractual Obligations and Commitments

We enter into contractual obligations in the normal course of business. See Note 8, Debt through Note 9, Leases, in the unaudited interim condensed consolidated financial statements and Note 8, Debt through Note 9, Leases, in the audited consolidated financial statements included elsewhere in this prospectus. See Note 14, Commitments and Contingencies, in the unaudited interim condensed consolidated financial statements and Note 14, Commitments and Contingencies, in the audited condensed consolidated financial statements for information regarding our other obligations and commitments.

Leases

We enter into leases for both real estate and equipment. Under the provisions of ASC 842, we have both finance and operating leases. We have month-to-month rentals and other short-term leases, which are expensed as incurred. Variable lease costs included in the consolidated financial statements are not material for the six months ended June 30, 2026 and 2025 or for the years ended December 31, 2025 and 2024. For additional information regarding leases, see Note 9, Leases, in the unaudited interim condensed consolidated financial statements and Note 9, Leases, in the audited consolidated financial statements included elsewhere in this prospectus.

Finance Lease Summary

Lease activity for the six months ended June 30, 2026 and year ended December 31, 2025 were as follows:

	June 30, 2026	December 31, 2025
Total finance lease liabilities	$38,539	$39,751

Off-Balance Sheet Arrangements

As of June 30, 2026 and December 31, 2025, we had no material off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

Recent Accounting Pronouncements

See Note 1, Summary of Significant Accounting Policies—Recently Adopted Accounting Pronouncements, in the unaudited interim condensed consolidated financial statements and Note 1, Summary of Significant Accounting Policies—Recently Adopted Accounting Pronouncements, in the audited consolidated financial statements included elsewhere in this prospectus for additional information.

JOBS Act Election

We are currently an “emerging growth company,” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Internal Controls and Procedures

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a result of becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Though we will be required to disclose material changes made to our internal controls and procedures on a quarterly basis, we will not be required to make our first assessment of the effectiveness of our internal control over financial reporting under Section 404 until our second annual report on Form 10-K after we become a public company.

Further, our independent registered public accounting firm is not yet required to formally attest to the effectiveness of our internal controls over financial reporting and will not be required to do so for as long as we are an “emerging growth company” pursuant to the provisions of the JOBS Act. See “Prospectus Summary – Implications of Being an Emerging Growth Company.”

Qualitative and Quantitative Disclosures About Market Risk

Interest Rate Risk

Our primary exposure to interest rate risk results from outstanding borrowings under the Prior Credit Facilities, both of which have a floating interest rate component. We estimate that a 1% increase in interest rates for the six months ended June 30, 2026 and June 30, 2025 would have resulted in approximately $2.8 million and $2.5 million increase in interest expense, respectively.

We will continue to monitor market risk due to fluctuations in interest rates and potential impacts to the fair value of our holdings and operating cash flows.

Inflation Risk

We have generally experienced increases in the costs of labor, materials and services provided to us consistent with overall rates of inflation, but we do not believe that inflation has had a material effect on our business, results of operations, or financial condition. We expect that the impact of such increases will be mitigated by efforts to lower costs through manufacturing efficiencies and that we will look for alternative sourcing and reevaluate pricing, as we did in the prior periods. However, continued cost inflation and supply chain disruptions during 2026 may continue to require similar efforts to mitigate the impact of continued cost inflation and supply chain disruptions on our results of operations. Our inability or failure to offset cost increases could adversely affect our business, results of operations, or financial condition.

Foreign Currency Exchange Risk

Our reporting currency is the U.S. dollar. Historically, most of our revenue has been denominated in U.S. dollars; an immaterial amount of sales has been denominated in local currencies outside of the United States. We do not currently maintain a program to hedge exposures to non-U.S. dollar currencies. Based on our historical exposure and the current composition of our revenue and costs, we do not believe that an immediate 10% increase or decrease in the relative value of the U.S. dollar to other currencies would have a material effect on our results of operations.

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We consider an accounting judgment, estimate, or assumption to be critical if it is complex in nature or requires a high degree of judgment, and if changes in those estimates, judgments or assumptions could have a material impact on our consolidated financial statements. We regularly review our estimates and make adjustments when facts and circumstances dictate. To the extent actual results differ materially from these estimates, our financial condition or results of operations could be affected.

We believe that the following are our most critical accounting policies that require management to make judgments about matters that are inherently uncertain. For additional significant accounting policies, see Note 1, Summary of Significant Accounting Policies in the unaudited interim condensed consolidated financial statements and Note 1, Summary of Significant Accounting Policies in the audited consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition

Our revenue is derived from a combination of cost-plus contracts, fixed-price contracts and time-and-materials contracts. We account for a contract when approval and commitment from both parties exist, the rights of the parties and payment terms are identified, the contract has commercial substance and collectability of consideration is probable. We recognize revenue upon satisfying the performance obligations identified in the contract, which occurs through the transfer of control of a promised solution to the customer either at a point in time or over time.

The majority of our revenue is generated pursuant to written contractual arrangements to design, develop, manufacture and/or modify complex products and to provide related engineering, technical and other solutions according to customer specifications. These contracts are generally accounted for as a single performance obligation due to the integrated nature and complexity of the solutions provided. Revenue from the manufacture and sale of solutions is generally recognized at a point in time when control transfers to the customer, which typically occurs upon delivery.

For contracts in which our performance does not create an asset with an alternative use and we have an enforceable right to payment for performance completed to date, revenue is recognized over time. For FFP and CPFF contracts, revenue is recognized over time using a cost-to-cost input method, which measures progress toward completion based on the ratio of costs incurred to date to total estimated costs at completion for the applicable performance obligation. Estimating total costs at completion requires us to make numerous assumptions and estimates, in some cases over multi-year periods, including with respect to items such as subcontractor performance, material costs and availability, labor costs and productivity, as well as overhead expenses. All contract types require significant estimates to determine revenue recognized and costs at completion which require management to apply judgment and cost discipline to preserve gross margins, regardless of the contract pricing model.

For contracts recognized over time, we estimate total contract revenue and total costs at completion and recognize profit as costs are incurred. Estimates of contract revenue and costs require significant judgment and are based on contract terms, historical experience, anticipated performance and other relevant factors. We review estimates of costs to complete and contract profitability on a regular basis. Changes in estimates of revenue or costs are recognized on a cumulative catch-up basis in the period in which the changes are identified. Should the estimated total costs to be incurred on a contract surpass the anticipated total revenue, we recognize a provision for the entire loss on the contract in the period when the loss is identified.

Certain contracts contain variable consideration. Variable consideration is estimated using either the expected value or most likely amount method and is included in contract revenue only to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Management’s estimates of total costs at completion and variable consideration are inherently subjective and involve significant judgment. Actual results could differ materially from these estimates, and changes in estimates may result in increases or decreases to revenue and profit in future periods.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. We evaluate goodwill for impairment annually during the fourth quarter and whenever events or changes in circumstances indicate that the carrying value may not be fully recoverable. Reporting units are identified for impairment testing purposes based upon the existence of discrete financial information within an operating segment which is regularly reviewed by the segment manager. We have determined that, both before and after the change in operating segments, our business is comprised of two reporting units, Accelint and Vitesse.

When evaluating goodwill for impairment, we first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. We consider factors in performing a qualitative assessment that include, but are not limited to, general macroeconomic conditions, industry and market conditions, company financial performance, changes in strategy and other relevant entity-specific events. Alternatively, we may bypass the qualitative assessment for some or all of our reporting units and apply the quantitative impairment test.

If determined to be necessary, the quantitative impairment test is used to identify goodwill impairment and measure the amount of goodwill impairment loss to be recognized, if any. When a quantitative assessment is performed, we utilize a discounted cash flow approach, which incorporates significant management judgment and assumptions regarding future growth rates, terminal values and discount rates. This process compares the estimated fair value of the reporting unit to the reporting unit’s carrying value, including goodwill. We recognize a goodwill impairment charge for the amount by which the reporting unit’s carrying amount exceeds its fair value up to the amount of goodwill. If the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not to be impaired. During the six months ended June 30, 2026 and June 30, 2025, we did not record any impairment charges with respect to our goodwill.

We have both finite and indefinite lived acquired intangible assets. Acquired indefinite lived intangible assets represent in process research and development. Indefinite-lived in-process research and development is not subject to amortization but is tested annually for impairment or more frequently if there are indicators of impairment.

Acquired intangible assets with finite lives primarily include customer relationships, technology and trade names. Finite-lived intangible assets are amortized over their estimated useful lives using the straight-line method, which approximates the pattern in which the economic benefits of such assets are consumed. We assess amortized intangible assets for impairment when events or circumstances suggest that the carrying values may not be recoverable. This assessment involves comparing the carrying value of the assets or asset groups to their undiscounted expected future cash flows. If the total undiscounted future cash flows are less than the carrying amount, we recognize an impairment loss equal to the difference between the carrying amount and the fair value of the assets or asset groups. Determining fair value requires management to make estimates and judgments based on various factors, including projected revenue and associated earnings.

We did not recognize any intangible assets impairment losses in the six months ended June 30, 2026 and 2025. For additional information regarding goodwill and intangible assets, see Note 7, Goodwill and Intangible Assets, Net in the unaudited interim condensed consolidated financial statements and Note 7, Goodwill and Intangible Assets, Net in the audited consolidated financial statements included elsewhere in this prospectus.

Acquisitions

We account for business combinations using the acquisition method of accounting, whereby the identifiable assets and liabilities of the acquired business are recorded at their estimated fair value as of the date that we obtain control of the acquired business. The fair value of the consideration paid is assigned to the underlying net assets of the acquired business based on their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded to goodwill. Acquisition-related expenses are expensed as incurred.

Determining the fair value of the acquired assets and liabilities requires significant management judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items. Changes in these assumptions could have a material impact on the amounts recorded for acquired assets and liabilities and on future results of operations.

BUSINESS

Our Company

We are a leading defense technology company delivering “sense-to-act” connectivity solutions for the modern, connected battlespace. Our sense-to-act connectivity solutions are a mutually enabling set of interconnected subsystems that represent the critical technology sublayer for our DoW and allied nation military customers. Our solutions enable both U.S. and allied nation warfighters to detect threats earlier, decide faster and act with precision in contested, multi-domain environments. We believe that our vertically integrated physics-to-software capabilities enable key missions at the core of enduring U.S. and allied nation security priorities. In 2025, we supported more than 200 DoW and allied nation programs with no program accounting for more than 7% of our total revenue.

Our solutions are deployed across three high-growth core missions: Maritime Domain Awareness; Air & Missile Defense; and Space ISR & Resilient Communications. Within these missions, we serve a diverse customer base where we maintain long-standing relationships and partnerships. We believe that our differentiated technology, proprietary intellectual property and more than 40 years of heritage create a difficult-to-replicate position as a differentiated merchant supplier across mission-critical Sensor Architecture, Sensor Hardware and Data & Software. By delivering proprietary hardware and software and pursuing a highly targeted acquisition strategy, we have built a business model aimed at creating long-term, sustainable value for our customers and the programs we support.

We deploy our solutions across the four domains of the connected battlespace—space, air, land and sea—through the integrated yet modular application of three complementary and mutually reinforcing capability sets:

•	Sensor Architecture: Engineering of sensor behavior from capture to output, including embedded software, waveform optimization and data translation needed to enable fusion-ready architecture;

•

Sensor Hardware: Design and production of proprietary sensor subsystems and antenna systems delivering full-spectrum RF capability—wideband throughput, resilient narrowband and simultaneous multi-band—with integrated radar, power and thermal management engineered for contested space and defense missions; and

•	Data & Software: Proprietary software platforms that ingest, fuse and visualize data, supporting C2 and mission execution, and enabling readiness, autonomy and sustained operations.

Our business approach combines both strong organic growth and our demonstrated buy, build and integrate acquisition strategy. Lyntris was purposefully built through a thesis-driven acquisitions strategy focused on differentiated, mutually enabling technologies across the sense-to-act value chain. Each acquisition filled a specific node on the value chain to create an integrated yet modular solution set across Sensor Architecture, Sensor Hardware and Data & Software. As customer demand accelerates for integrated solutions, we continue to maintain a robust pipeline of acquisition opportunities that we believe can supplement our organic growth initiatives by adding technologies and capabilities aligned with customer demand and our engineering-led culture. Since 2018, we have completed 12 complementary acquisitions, which have joined critical capabilities for sense-to-act connectivity solutions for DoW and allied nation military customers, and created a platform and strategic basis to continue to seek accretive, complementary acquisitions.

Today, Lyntris is supported by a mission-oriented workforce and a vertically integrated footprint. As of June 30, 2026, we have more than 1,000 employees, including engineers, scientists and software specialists, with experience supporting classified and unclassified defense programs. Our facilities include engineering hubs, secure sites and integrated manufacturing operations designed to support rapid prototyping, efficient integration and close collaboration with customers.

As of May 11, 2026

Our Platform

Our platform is designed to deliver dependable, high-performance solutions that succeed in the most demanding and contested battlespace environments. We engage with customer programs at all levels, from the system level to the component level, bringing integrated engineering, software, manufacturing, integration and test capabilities across the program lifecycle. Our concept-to-production model allows us to reduce integration risk, accelerate fielding and sustain mission-critical performance over long program durations. We believe our deeply embedded proprietary intellectual property, early program engagement and high percentage of sole- or single-source positions create durable, multi-decade revenue streams by anchoring us across the full program lifecycle—from development through deployment, expansion and sustainment. This lifecycle model is generating visible results, demonstrating the compounding value of early-stage design wins translating into long-term, end-to-end mission lifecycle growth.

Our ability to capture value and drive engagement across the program lifecycle is driven by our continuous strategy to embed proprietary intellectual property deep within customer architectures, creating what we believe to be lasting competitive advantages underpinned by three key pillars:

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In-House Engineering and Production: Our capabilities are anchored by, as of December 31, 2025, over 300 engineers, 1,500-plus designs and more than 40 years of heritage, which come together to deliver a vertically integrated, one-stop-shop model where complex and specialized manufacturing processes, rapid prototyping and full-scale production all reside under one roof.

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Integrated Solutions: We combine Sensor Architecture, Sensor Hardware and Data & Software into differentiated solution sets that leverage our physics-to-software expertise to enhance battlespace awareness across a broad range of assets.

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Design Authority with the Customer: We employ a modular, customer-centric approach that enables rapid, tailored iteration, where upfront investment allows us to deliver mission-specific solutions and expand across new customers with speed and efficiency.

Furthermore, our modular approach across our three capability sets empowers customers with the flexibility to selectively integrate our proprietary solutions to solve their critical problems and avoid traditional vendor lock. By designing solutions that are inherently adaptable and mission-tailorable, we believe we can deepen customer relationships and expand across the programs and platforms we support.

Our capabilities and approach are purpose-built to meet the evolving demands of DoW and allied nation priorities and procurement, both of which are increasingly seeking to deploy more complex and capable systems on compressed timelines while minimizing technical risk. Through our vertically integrated design, build and test capability, combined with our adaptable modular architecture and engineering-led culture, we are able to deliver scalable solutions that exceed deployment timeline expectations and meet demanding mission requirements. We believe our next-generation solutions allow us to move faster, integrate smarter and deliver more decisively for both U.S. and allied nation warfighters.

Reinforced by our modular approach and merchant supplier position, our revenue is diversified across our core missions, programs and customers, with a substantial portion derived from sole- or single-source program positions. Below is a summary of our revenue breakdown for the year ended December 31, 2025.

We reported net losses of approximately $13.0 million, $9.7 million and $11.8 million for the six months ended June 30, 2026, the six months ended June 30, 2025 and the twelve months ended June 30, 2026, respectively. Our net loss margins were approximately 5.4%, 5.4% and 2.6% for the six months ended June 30, 2026, the six months ended June 30, 2025 and the twelve months ended June 30, 2026, respectively. We generated Adjusted EBITDA of $37.8 million, $25.3 million and $75.1 million for the six months ended June 30, 2026, the six months ended June 30, 2025 and the twelve months ended June 30, 2026, respectively. We had Adjusted EBITDA Margins of approximately 15.7%, 14.1% and 16.7% for the six months ended June 30, 2026, the six months ended June 30, 2025 and the twelve months ended June 30, 2026, respectively.

For the year ended December 31, 2025, we reported a net loss of approximately $8.5 million, compared to a net loss of approximately $31.0 million for the year ended December 31, 2024. Our net loss margin was approximately 2.2% for the year ended December 31, 2025 as compared to 9.3% for the year ended December 31, 2024. For the year ended December 31, 2025, we generated Adjusted EBITDA of $62.6 million, reflecting approximately 28.6% growth from $48.6 million for the year ended December 31, 2024. We had an Adjusted EBITDA Margin of approximately 16.1% for the year ended December 31, 2025 as compared to 14.6% for the year ended December 31, 2024. This margin expansion was driven by growing program transitions into the production stage in our program lifecycle while maintaining discipline in our overhead operational costs. These results reflect our positioning within long-duration defense programs where technical differentiation, design authority and sole-, single- or limited-source content drive durable participation over the program lifecycle.

Our Industry

Core Missions

We primarily compete across three core missions: Maritime Domain Awareness; Air & Missile Defense; and Space ISR & Resilient Communications.

Maritime Domain Awareness: The Maritime Domain Awareness mission represented approximately 47% of our revenue for the six months ended June 30, 2026 and approximately 40% of our revenue for the year ended December 31, 2025. The shift toward a fully connected battlespace requires capabilities to securely ingest, transport, process and fuse multi-phenomenology data across complex environments. The maritime domain is defined by large volumes of data transmitted across substantial distances in a highly proliferated sensor environment driving accelerated investment into integrated and interoperable solutions from sensor to mission software. Demand for this mission is evidenced by the prioritization of U.S. INDOPACOM and deterrence of near-peer threats in the Pacific by the DoW, and integrated sensor-to-software solutions by allied nations, according to the 2026 NDS. We expect robust growth within this mission as the maritime domain continues to evolve in data transmission complexity and scale.

Select examples of our Maritime Domain Awareness solutions include:

•	Site-based radar surveillance architecture and engineering;

•	Sea-based RF subsystems, design and engineering;

•	Unmanned surface vessel platform with swarming capabilities; and

•	Fused site-based data into a common operating picture for operators.

Air & Missile Defense: The Air & Missile Defense mission represented approximately 29% of our revenue for the six months ended June 30, 2026 and approximately 35% of our revenue for the year ended December 31, 2025. Driven by the accelerated development and deployment of faster, more sophisticated hypersonics and jamming technologies, defense customers are making concerted investments in the modernization of strategic and tactical sensor and weapons systems, including next-generation interceptor systems, integrated kill-chain architectures and high performance, resilient connectivity solutions. Spending in this segment is, in part, supported by the continued expansion of the U.S. Golden Dome missile defense and space surveillance architecture, which has an estimated total cost of approximately $185 billion according to Breaking Defense, reflecting the scale of investment required for advanced sensing and tracking capabilities. As weapons systems increase in complexity, we expect demand to continue to grow for integrated hardware, software and connectivity technologies that support targeting, engagement and C2.

Select examples of our Air & Missile Defense solutions include:

•	Integrated GEO, MEO and LEO multi-axis antenna systems;

•	Proprietary conformal antenna designs;

•	Large-scale X-Band radar for North American air defense;

•	Key subsystems for ground-based radar threat detection; and

•	User interface for Air Force CBC2.

Space ISR & Resilient Communications: The Space ISR & Resilient Communications mission represented approximately 24% of our revenue for the six months ended June 30, 2026 and approximately 25% of our revenue for the year ended December 31, 2025. We believe that defense agencies, both domestically and within allied nations, are expanding investments in space-based and terrestrial sensor networks, ISR platforms and tracking architectures designed to operate in contested environments. These investments are driven by the adoption of space dominance as a key priority to secure control over orbital assets, data networks and communications infrastructure critical to U.S. national security. Growth in this segment is evidenced by the more than 43,000 estimated new satellites that are expected to launch by 2034, creating $655 billion in market value through manufacturing and launch services, per Payload Space. We believe that the continued proliferation of space-based assets reinforces the demand for rapid deployment of faster, more resilient, closed-link data transmission from an integrated solutions provider.

Select examples of our Space ISR & Resilient Communications solutions include:

•	Multi-axis feeds and deployable systems across all levels of orbit;

•	Proprietary RF design for resilient space-to-space and air communications;

•	Multi-band ground feeds that ensure link closure across orbits and domains; and

•	Fused site-based data into a common operating picture for operators.

Competition

The competition we face across our core missions is characterized by a fragmented supplier base consisting largely of component-level and subsystem providers, with relatively few participants capable of delivering integrated, mission-critical solutions. Many competitors lack the systems-level design authority, operational experience and program embeddedness required to support complex, high-consequence defense programs over long development and sustainment cycles. As a result, we believe we occupy a differentiated position within our customers’ supply chains and face a limited number of direct competitors with comparable capabilities.

While we compete with component- and subsystem-level suppliers across portions of the solution stack, we believe such competitors are generally focused on narrower scopes of supply, build-to-spec manufacturing, or isolated technical disciplines. By contrast, we compete primarily on the basis of technical differentiation, system-level engineering expertise and our ability to deliver integrated solutions that meet demanding mission requirements. Our track record of execution on mission-critical programs and consistent performance over extended program lifecycles has enabled us to establish long-standing customer relationships and supports continued participation across existing and next-generation defense programs.

Importantly, many of our technologically differentiated solutions are offered on a merchant supplier basis. As a result, we are often a supplier to multiple competitors in a given tender, including both legacy and emerging primes.

Challenges

We are subject to a number of risks inherent to our industry, including, among others: our focus on defense and U.S. national security missions; direct and indirect reliance on DoW and allied nation programs; our ability to manage increasing technological complexity across integrated hardware and software solutions; our exposure to U.S. government and allied nation defense spending, budget priorities and procurement cycles; our ability to successfully execute and integrate future acquisitions on acceptable terms; our failure to adequately protect our intellectual property rights; our failure to comply with applicable legal and regulatory regimes; and our ability to raise additional capital and service our indebtedness. Any of these factors, as well as others, could materially affect our business, results of operations and financial condition. There can be no assurance that our historical performance will be indicative of future operational or financial performance.

Competitive Strengths

We possess a series of durable and mutually reinforcing competitive advantages that we believe uniquely position us to serve as the mission architect for sense-to-act connectivity solutions for the modern, connected battlespace. These advantages stem from a purpose-built platform that unifies Sensor Architecture, Sensor Hardware and Data & Software into a single, cohesive capability stack. We believe this vertically integrated model, paired with a strong intellectual property portfolio, an engineering-led culture and positions across more than 200 defense programs as of December 31, 2025 differentiates us from both established and emerging competitors. The following factors underpin our competitive differentiation, structural defensibility and long-term growth visibility.

Modular Physics-to-Software Architecture Solutions Enabling Modern Battlefield Connectivity

Our platform bridges physics-based sensing and software-based mission execution, delivering rapid, resilient and interoperable connectivity from sensor capture through data fusion to operator decision-making. Our sensor portfolio—spanning multi-frequency RF systems, antenna architectures, power/thermal subsystems, deployable space structures, airborne radar antenna and SWaP-optimized terminals—is engineered to consistently operate in contested electromagnetic environments, where jamming, denial and interference are becoming routine operational obstacles. Above the hardware layer, we provide sensor architecture capabilities, enabling embedded control logic, waveform shaping, data translation, data-capture formatting and output structuring. These layers govern how sensors behave within proliferated networks and how raw signals become fusion-ready structured data. Finally, our software ingests heterogeneous sensor inputs, fuses and correlates tracks, generates real-time operating pictures and delivers C2 functionality bridging sensing and acting. This “single pane of glass” enables critical sense-making and action across CBC2, maritime C2, space connectivity and high-priority radar programs, where timely and proper action is paramount.

Each of our solutions and each layer is designed to be modular—deployable independently or as part of a broader architecture to support the specific mission. Increasingly, however, customers are choosing to engage across our full stack of capability sets, leveraging the integrated nature of our platform for faster prototyping, simpler integration and a single line of accountability. Because our software, sensor models and hardware share common architectural foundations, expanding from one layer to the next is operationally effective, deepening our position within programs over time.

Substantial Portfolio of Proprietary Intellectual Property and Deep Technical Heritage Across Both Design and Manufacturing

Our platform is underpinned by significant proprietary intellectual property and by an experienced, mission-oriented workforce with meaningful concentrations of cleared, engineering and software talent that has developed, qualified and sustained this intellectual property over decades. This includes proprietary antenna design libraries, advanced waveform models, precision feed architectures, embedded signal processing modules and a growing suite of mission software engines. Our proprietary design libraries have been developed across decades of space, radar, RF and autonomy heritage. On the manufacturing side, we maintain a vertically integrated design-test-manufacture capability with proprietary fabrication methods, precision assembly processes and hard-to-replicate manufacturing intellectual property that are essential to delivering production-grade systems at scale. We believe that this technical depth cannot be quickly replicated, especially given the increasingly complex technical and qualification requirements associated with space payloads, high-power radar and maritime surveillance programs.

Our AI-enabled design ecosystem further strengthens our intellectual property and engineering advantage by increasing development velocity, supporting architectural reuse and accelerating next-generation solution development. This environment integrates physics-based modeling, antenna optimization libraries, swarm autonomy frameworks and multi-domain propagation tools. It accelerates development cycles and allows our engineers to simulate next-generation sensing, linking and fusion behaviors before fielding new hardware.

Aligned with High-Consequence Critical Defense Priorities

Our capabilities are aligned with high-consequence critical defense priorities, including air and missile defense, proliferated space ISR, resilient SATCOM, next-generation radar architectures, coastal surveillance and autonomous maritime defense. These priorities involve complex physics, high data volumes, cross-platform integration and strict real-time requirements. As a result, governments and prime contractors rely on suppliers capable of delivering precision hardware, interoperable architectures and high-performance software. Our ability to deliver across all three capabilities positions us as a preferred partner for mission-critical programs both domestically and abroad, where allied nation military customers continue to seek sovereign-ready architectures for sensing, communications and C2 missions.

We are strategically aligned with priority production programs and emerging defense architectures that span the all-domain connected battlespace. Unlike suppliers tied to a single domain or platform family, our capabilities are designed to operate across domains using a common technical foundation that supports reuse and rapid adaptation. For example, multi-axis antennas developed for space payloads share key design elements with airborne radar antenna, while maritime radar subsystems leverage RF and thermal architectures developed for high-power land-based systems. This cross-domain approach reflects evolving customer investment priorities as C2, sensing and decision layers converge through integrated mission fabrics such as JADC2, Golden Dome and NATO air and missile defense. As C2 becomes increasingly software-defined and data-centric, customers favor partners that can deliver interoperable solutions with long-term upgrade horizons, reinforcing our recurring revenue, long-standing customer relationships and role in next-generation defense architectures.

Balanced Business Model with Deep Customer Relationships Underpinning Sole- or Single-Source Positions and Revenue Visibility

We maintain positions across more than 200 active defense programs as of December 31, 2025, creating a highly diversified revenue mix across missions, customers and geographies. In 2025, approximately 90% of our revenue was derived from sole- or single-source positions, reflecting what we believe to be a result of a strong intellectual property portfolio, embedded design authority and consistent delivery of quality, with no individual program contributing more than 7% of revenue. Our high percentage of sole- or single-source positions bolsters our competitive strength, allowing us to offer our differentiated technology as a merchant supplier, often as part of multiple bids in the same competition. This structure significantly mitigates program-specific and customer concentration risk while preserving exposure to high-priority defense investments. Our revenue base spans the DoW programs and a growing set of allied nation programs, with approximately 85% of revenue generated from U.S. programs and 15% from international allied nation programs as of December 31, 2025.

This diversification is reinforced by our participation across multiple high-consequence core missions, including Air & Missile Defense, Maritime Domain Awareness and Space ISR & Resilient Communications. Our content is typically embedded across radar, space payload, RF terminal, C2 and mission software programs, typically entering at early architecture and design phases and extending through long production, sustainment and upgrade cycles. As a result, we benefit from follow-on awards, high switching costs and limited competitive displacement. We also benefit from a high follow-on renewal rate on these existing programs, which drives strong visibility and a fixed growth vector. The combination of sole- or single-source positioning, broad program coverage and cross-domain applicability creates a resilient, multi-mission revenue profile aligned with enduring defense priorities and long-duration investment cycles.

Attractive and Scalable Financial Profile

We have built an integrated defense technology business anchored in proprietary intellectual property, engineering depth and in-house manufacturing and software execution. This operating model has translated into steady growth, improved profitability and meaningful cash generation across the program lifecycle. We reported net losses of approximately $13.0 million, $9.7 million and $11.8 million for the six months ended June 30, 2026, the six months ended June 30, 2025 and the twelve months ended June 30, 2026, respectively. Our net loss margins were approximately 5.4%, 5.4% and 2.6% for the six months ended June 30, 2026, the six months ended June 30, 2025 and the twelve months ended June 30, 2026, respectively. We generated Adjusted EBITDA of $37.8 million, $25.3 million and $75.1 million for the six months ended June 30, 2026, the six months ended June 30, 2025 and the twelve months ended June 30, 2026, respectively. We had Adjusted EBITDA Margins of approximately 15.7%, 14.1% and 16.7% for the six months ended June 30, 2026, the six months ended June 30, 2025 and the twelve months ended June 30, 2026, respectively.

For the year ended December 31, 2025, we reported a net loss of approximately $8.5 million, compared to a net loss of approximately $31.0 million for the year ended December 31, 2024. Our net loss margin was approximately 2.2% for the year ended December 31, 2025 as compared to 9.3% for the year ended December 31, 2024. For the year ended December 31, 2025, we generated Adjusted EBITDA of $62.6 million, reflecting approximately 28.6% growth from $48.6 million for the year ended December 31, 2024. We had an

Adjusted EBITDA Margin of approximately 16.1% for the year ended December 31, 2025 as compared to 14.6% for the year ended December 31, 2024. These results reflect our positioning within long-duration defense programs where technical differentiation, design authority and sole-, single- or limited-source content drive durable participation over the program lifecycle.

Experienced Leadership with Deep Defense and Operational Expertise

Our platform is led by an experienced management team with deep expertise across defense, operations, engineering, and M&A integration. Our leadership team brings proven capabilities in operational execution, strategic planning and scaling complex organizations. Through disciplined investment in talent, organic initiatives and selective acquisitions, we remain focused on scaling an increasingly integrated platform positioned to navigate evolving defense procurement dynamics and drive long-term, sustainable growth.

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Brian Morrison, our Chief Executive Officer, previously served as Chief Executive Officer of Accelint, leading the business prior to the formation of Lyntris in May 2026. Prior to Lyntris and Accelint, Brian held senior roles in the defense and intelligence technology sector at various firms, including Executive Vice President & Group General Manager for Cyber & Mission Solutions at AeroVironment (“BlueHalo”), as well as key Vice President and General Manager positions at General Dynamics Mission Systems. He has also held various senior government roles, including Deputy Assistant Secretary at the DoW and Deputy Staff Director & General Counsel for the House Permanent Select Committee on Intelligence. He served on active duty as a military officer in Iraq in 2007.

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Matthew Alty, our President and Vice Chair, previously served as Chief Executive Officer of Vitesse beginning in 2020, where he led the company’s transformation into a premier merchant supplier of sensor hardware and sensor architecture, expanding its national footprint across multiple facilities. He previously served as Chief Operating Officer of Valence Surface Technologies, integrating nine acquisitions to build North America’s largest aerospace-accredited surface finishing platform, and held senior global leadership roles at Bodycote PLC, overseeing its surface technology business across five countries. He also currently serves as a director on the board of directors of Karman.

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Tim Paulin, our Chief Financial Officer, previously served as Chief Financial Officer of Accelint, bringing over 15 years of financial leadership across defense technology, investment banking and enterprise operations. Prior to Accelint, he was the Chief Financial Officer of Accelint Industries, Inc. (f/k/a Hypergiant Industries, Inc.) where he led the company through rapid growth and operational scaling. He also held finance leadership roles at Subspace and Global Music Rights, after beginning his career in M&A investment banking.

Growth Strategy

Our growth strategy is centered on expanding our role as a merchant supplier of critical subsystems and a provider of integrated solutions across the sense-to-act value chain. We believe the initiatives below position us to deliver sustained growth over long program lifecycles, supported by customer demand for resilient sensing, data fusion, C2 and next-generation mission software:

Embedded Growth from Programs in Priority Mission Areas

A key source of organic growth comes from long-cycle programs in priority mission areas where we already provide mission-critical subsystem, architecture or software content. As these programs move through production, sustainment and upgrade cycles, we believe they can generate revenue growth over long lifecycles. Because many of these positions are sole- or single-source and include our core proprietary intellectual property embedded in program specifications, we believe our incumbent positions provide meaningful visibility as build rates increase and these programs continue to mature.

This embedded growth is supported in particular by long-term demand across priority mission areas, where revenue on existing programs can grow through:

•	production increases on flagship programs;

•	subsystem refreshes and software updates;

•	sustainment and upgrade cycle participation; and

•	follow-on awards and option exercises.

Furthermore, we believe both potential follow-on from existing programs, which include anticipated renewals, option exercises or scope expansions on programs that we currently serve, and our identified pipeline, which includes prospective opportunities that we have identified and intend to pursue, provide strong visibility into revenue and additional upside opportunity across our core missions as we pursue follow-on and new program awards that leverage our existing capabilities and customer relationships in priority mission areas.

Increases in Program Scope and Content

We believe follow-on awards, recompetes and scope expansions create opportunities to increase our share of contract value on programs and customer relationships where we are already embedded. Unlike embedded growth from rising build rates on existing programs, this initiative is about increasing our scope within those same programs and customer relationships by demonstrating performance, cross-selling capabilities and expanding into broader solution areas as our customer requirements evolve. We believe the long lifecycles of our programs give us repeated opportunities to add scope over time, while recompetes can provide opportunities for more significant scope expansion.

We believe increases in program scope and content can come from:

•	adding hardware, architecture and software content within existing programs and for existing customers;

•	cross-selling integrated payload, RF terminal and related communications capabilities;

•	expanding from subsystem content into broader scope solutions; and

•	leveraging in-house manufacturing and test capabilities to support larger, more integrated awards.

This is particularly relevant in space and communications programs, where customers increasingly seek broader integrated payload, RF terminal, sensor architecture and software solutions rather than components. Across our offerings, we believe our breadth of capabilities, from physics to software, together with our in-house manufacturing and test capabilities, positions us to increase our program scope and content and customer relationships where we already have credibility and existing positions.

Extend Existing Capabilities into Adjacent Missions and Customer Sets

We believe our incumbent positions, mission heritage and broad capability set allow us to expand into adjacent missions and customer sets that are closely related to capabilities we already provide. These opportunities typically arise from existing customer relationships, analogous mission environments, or customer needs adjacent to programs we already support. We believe this is particularly relevant in allied nation markets, where customers increasingly seek modular, sovereign-ready solutions that can be adapted to local operating requirements and deployed on accelerated timelines.

We believe adjacent mission and customer-set expansion is supported by opportunities in:

•	turnkey C2 and mission-software deployments for allied nation military customers;

•	space and communications solutions, including integrated payload opportunities, for sovereign customer needs;

•	maritime and autonomous applications adjacent to programs we already support; and

•	related sensing, communications and mission-software applications that leverage capabilities we already provide.

We believe adjacent opportunities allow us to leverage established customer relationships, technical credibility and mission knowledge to expand beyond our initial scope of work.

Execute Targeted Acquisitions

We have executed a disciplined buy-and-build strategy focused on acquiring companies with core proprietary intellectual property and complementary capabilities across the sense-to-act value chain. We seek targeted acquisitions that can deepen technical expertise, broaden our capability set and enhance our ability to deliver increasingly integrated solutions to customers. Our strategy prioritizes capabilities that are mutually enabling with our existing platform and aligned with customer demand, rather than scale for its own sake. We identify acquisition opportunities through existing industry relationships, including collaborators, competitors and customer relationships.

Our key acquisition criteria include:

•	core proprietary intellectual property and differentiated technical capabilities;

•	complementarity with our existing hardware, architecture and software layers;

•	applicability across multiple programs, customers and missions; and

•	the ability to enhance our modular yet increasingly integrated solution set.

We have completed 12 strategic acquisitions since 2018, largely through proprietary or lightly-banked processes, and we continue to see a broad pipeline of similar opportunities. We believe our approach to acquisitions can reinforce our existing platform, support expansion into new capabilities and improve our ability to serve customers with a broader and more differentiated solution offering.

Governmental Regulation

We are a defense contractor, and our operations are subject to extensive governmental regulation. As a supplier of solutions to the DoW, the intelligence community and other government agencies, we are subject to the FAR/DFARS and other statutes and regulations governing, among other things, solicitation and award procedures, pricing and cost accounting, subcontracting and “flow-down” requirements, domestic sourcing and supply chain requirements, billing and audit rights, ethics and compliance requirements and restrictions on kickbacks and false claims.

Certain of our programs involve classified information or other restricted data and may require us to obtain and maintain facility and personnel security clearances and to comply with additional physical, information and operational security requirements. These requirements can limit which employees (including non-U.S. citizens) and subcontractors may participate, may require specialized facilities and systems, may restrict our ability to communicate or publicly disclose information regarding those programs and, if required clearances are revoked, suspended, delayed or not obtained, could delay, suspend or prevent our performance under applicable contracts.

In addition, we are subject to evolving DoW cybersecurity requirements, including DFARS clauses and related standards (such as NIST SP 800-171 and the DoW’s CMMC program), which may require us to implement and maintain specified safeguards and, in certain cases, obtain and maintain certifications as a condition to award or performance. Many of these obligations must be “flowed down” to, and satisfied by, applicable subcontractors and suppliers, and we may be adversely affected if third parties in our supply chain fail to comply or if we are unable to monitor and enforce compliance effectively.

Our government contracts may also require us to deliver technical data, computer software and other deliverables and may provide the U.S. government and/or prime contractors with rights to use, reproduce or disclose such items under applicable FAR/DFARS data rights regimes. Disputes over the scope of such rights, or government assertions of broader rights than we believe apply, could impair our ability to protect our technology, reduce our competitive advantage and increase competitive pressures.

U.S. government customers (and prime contractors) also typically have broad rights to change contract scope, issue stop-work orders, or terminate contracts, including for convenience, and government contracting is subject to audits, investigations and other oversight. Actual or alleged failures to comply with applicable procurement requirements, cybersecurity requirements, cost accounting and billing rules or other contractual obligations could result in contract remedies (including termination), repayment demands, civil or criminal penalties (including under the False Claims Act) and administrative sanctions, including suspension or debarment, any of which could materially adversely affect our business.

Furthermore, because we sell defense solutions internationally and may support allied nation defense programs, we are subject to trade, export controls and sanctions laws and regulations including the Arms Export Control Act, the International Traffic in Arms Regulations, the Export Administration Regulations and the sanctions administered by the United States Department of the Treasury’s Office of Foreign Assets Control. Our international operations, including deployments in Morocco, Egypt, Taiwan and other allied nations, may also be subject to these requirements. Certain international sales may be structured as FMS or otherwise require U.S. government approvals, end-use and end-user restrictions and other conditions, and may be impacted by changes in foreign government budgets, procurement priorities, political considerations or delays in licensing or other approvals.

There has been no material adverse effect to our consolidated financial statements nor competitive positions as a result of these governmental regulations. Compliance with these laws and regulations is costly and time-consuming, and our operations may in the future be subject to new and more stringent or differently interpreted regulatory requirements. Failure to comply, or allegations of noncompliance, could result in fines, penalties, contract remedies (including termination), loss of export privileges or security clearances, suspension or debarment, reputational harm and increased oversight, any of which could materially adversely affect our business, financial condition and results of operations. For additional information, see “Risk Factors—Risks Related to Cybersecurity, Information Security, Information Technology Systems and Intellectual Property—Our business is subject to federal, state and foreign laws and other requirements regarding data protection, privacy, information security and the processing of personal information, as well as confidentiality obligations under various agreements and our actual or perceived failure to comply with such obligations could damage our reputation, expose us to litigation risk and materially adversely affect our business and results of operations.”

Legal Matters

We are subject to various claims and legal actions that arise in the ordinary course of our business, including claims resulting from employment-related matters. We do not believe that the ultimate resolution of any existing claim would have a material effect on our business, financial condition, results of operations or cash flows. However, a significant increase in the number of these claims or an increase in amounts owing under successful claims could materially and adversely affect our business, financial condition, results of operations, or cash flows.

Properties

We maintain several domestic and international properties, all of which are leased. Our facilities focus on either design and manufacturing or software development, and most facilities have certain administrative functions, including management, sales and finance. Our headquarters is located at 3130 Fairview Park Dr., Suite 230, Falls Church, Virginia 22042. We believe that our existing facilities are sufficient to meet our operational needs for the foreseeable future and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations. The table below provides additional information about our material facilities.

Locations	Material Facilities	Square Footage
Southern California	9242 Lightwave Avenue, Suite 110, San Diego, CA 92123	6,444
	1408, 1410, 1412, 1414, 1416 and 1418 259th Street, Harbor City, CA 90710	~20,803
Northern California	37600 Central Court, Suite 280, Newark, CA 94560	~1,990
	37375, 37400 and 37420 Central Court, Newark, CA 94560	~11,100
	37955 Central Court, Newark, CA 94560	43,000
	37800 and 37900 Central Court, Newark, CA 94560	17,228
	37100 Central Court, Newark, CA 94560	~11,865
Carson City, Nevada	12 Industrial Parkway, A, B and C, Mound House, NV 89706	~33,600
Longmont, Colorado	24 Boston Ct, Longmont, CO 80501	54,000
	3 Boston Ct, Longmont CO 80501	~5,000
Ann Arbor, Michigan	3600 Green Court, Suite 450, 650, 50, Ann Arbor, MI 48105	~10,608
Clinton, Massachusetts	90 Parker Street, Clinton, MA 01510	25,638
	99 Lawrence Street, Clinton, MA 01510	18,000
Greater DC	8280 Patuxent Range Road, Condominium Unit F, Jessup, MD 20794	~16,686
	8331 Bristol Court, Jessup, MD 20794	~35,360
Houston, Texas	12554 Galveston Road, Suite B200, Webster, TX 77598	~7,500
Central Florida	4715 Data Court, Orlando, FL 32817	15,992

Manufacturing and Engineering

We maintain a vertically integrated design-test-manufacture capability across our facility footprint with proprietary fabrication methods, precision assembly processes and hard-to-replicate manufacturing intellectual property that are essential to delivering production-grade systems at scale. Our engineering and manufacturing capabilities span RF subsystem production, antenna fabrication, thermal management solutions, additive manufacturing, rapid prototyping and full-scale production. We continually strive to optimize productivity and achieve pricing and productivity improvements to help offset inflation, implementing precision engineering and manufacturing to produce parts essential for today’s defense systems and structures. We strive to differentiate ourselves from our competitors by manufacturing solutions in an accurate, reliable and repeatable manner without sacrificing attention to detail, which is evident in the durability and precision of our solutions. Our vertically integrated model, in which additive manufacturing, rapid prototyping and full-scale production all reside under one roof, helps us to reduce integration risk, accelerate fielding and sustain mission-critical performance over long program durations. We are able to keep capital expenditure levels low since we do not constantly need new state-of-the-art equipment, which contributes to our lean entrepreneurial structure and helps us drive continuous improvement.

Raw Materials

We use certain raw materials, principally aluminum and copper and components used in the manufacture of our solutions and in our development programs. These materials and components are periodically subject to supply shortages, and our business is subject to the risk of price increases and periodic delays in delivery. The prices for these raw materials fluctuate depending on market conditions and global demand for these materials. Particularly, the market for electronic components may experience increased demand and a global shortage of semiconductors, which may create substantial uncertainty regarding our suppliers’ continued production of key components for our solutions. We do not have material long-term agreements with our suppliers, instead working with our suppliers on a purchase-order basis. We believe that sources of supply for raw materials are generally adequate. For further information regarding supply chain risks, see “Risk Factors—Risks Related to Our Strategy, Business and Operations—We are dependent on our existing suppliers and our ability to source new suppliers for critical components of our solutions.”

Intellectual Property

We rely on a combination of patents, trade secrets, trademarks and other intellectual property and technology, both internally developed and acquired, in order to maintain a competitive advantage.

As of June 30, 2026, our trademark portfolio includes approximately eight U.S. trademark registrations. As of June 30, 2026, our patent portfolio includes approximately six U.S. issued patents that will expire between 2032 and 2044.

Our other intellectual property portfolio includes antenna design libraries, thermal management expertise, precision feed architectures, embedded signal processing modules and a growing suite of mission software engines. On the manufacturing side, we maintain proprietary fabrication methods, precision assembly processes and manufacturing intellectual property. We believe this technical depth cannot be quickly replicated, especially given the increasingly complex technical and qualification requirements associated with space payloads, high-power radar and maritime surveillance programs.

Our AI-enabled design ecosystem further strengthens our intellectual property and engineering advantage by increasing development velocity, supporting architectural reuse and accelerating next-generation solution development. This environment integrates physics-based modeling, antenna optimization libraries, swarm autonomy frameworks and multi-domain propagation tools.

Environmental Matters

Our operations and facilities are subject to an extensive regulatory framework of federal, state, local and foreign environmental laws and regulations that govern, among other things, discharges of pollutants into the air and water; the release, generation, handling, storage and disposal of hazardous materials and wastes; and the investigation and remediation of certain materials, substances and wastes. These laws include, among others, CERCLA and analogous state and foreign laws, which may impose strict liability and, in certain circumstances, joint and several liability for investigation and remediation costs and related damages. We are committed to monitoring our environmental performance and to the health and safety of our employees, and as such we continually make efforts to comply with all applicable environmental laws and regulations. Environmental laws and regulations may require that we investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations. We have been, and may in the future be, subject to inspections, audits, notices of violation and citations in the ordinary course relating to environmental, hazardous materials, waste management and occupational health and safety matters. Where issues are identified, we generally take corrective actions, which may include updating plans and permits, enhancing training, modifying procedures and implementing engineering or operational controls, and we may incur related costs and in some cases, fines or penalties.

There has been no material adverse effect to our consolidated financial statements nor competitive positions as a result of these environmental regulations. Compliance with these laws and regulations requires continuous commitment, and our operations may in the future be subject to new and more stringent or differently interpreted regulatory requirements. Failure to comply, or allegations of noncompliance, could result in fines, penalties and reputational harm, any of which could materially adversely affect our business, financial condition and results of operations.

Looking ahead, based upon consideration of currently available information, we believe that liabilities for environmental matters will not have a material adverse impact on our financial statements, but we cannot assure that material environmental liabilities may not arise in the future. We cannot be certain as to the potential financial impact on our business if new adverse environmental conditions are discovered or compliance or remediation costs are imposed that we do not currently anticipate. For further information on environmental-related risks, including climate change, see “Risk Factors—Risks Related to Legal and Regulatory Matters—Regulations designed to address climate change may result in additional compliance costs.”

We are also subject to various laws and regulations regarding occupational health and safety across the jurisdictions in which we operate. The health and safety of our employees are fundamental to our operations. We strive to remain in compliance with all applicable health and safety laws and regulations at all times, but we cannot guarantee that we are, or will be, in compliance at all times. We maintain health and safety programs, including safety training, risk assessments and monitoring of workplace conditions, in order to manage health and safety risks associated with our manufacturing and testing operations. Based upon consideration of currently available information, we believe that liabilities for occupational health and safety matters will not have a material adverse impact on our financial statements, but we cannot assure that material occupational health and safety liabilities may not arise in the future. For further information on health-and-safety-related risks, see “Risk Factors—Risks Related to Legal and Regulatory Matters—We are subject to occupational health and safety requirements, and workplace incidents could result in liability, regulatory action, operational disruptions and increased costs.”

Human Capital Resources

As of June 30, 2026, we have more than 1,000 full-time, part-time and temporary employees, including over 300 engineers, scientists and software specialists, with experience supporting classified and unclassified defense programs. None of our full-time and part-time employees are represented by labor unions.

Our employees are critical to our long-term success and are essential to helping us meet our goals. Therefore, it is crucial that we continue to attract, retain and motivate exceptional and high-performing employees by providing opportunities available for all our employees to not only contribute to Lyntris but also grow and develop in their careers. We offer training and development programs encouraging advancement from within in order to support the advancement of our employees. We leverage both formal and informal programs to identify, foster and retain top talent at both the corporate and operating unit level. We believe that we offer competitive compensation programs to our employees to help attract and retain our employees.

MANAGEMENT

Executive Officers, Directors and Director Nominees

Below is a list of our executive officers and members of our Board, as of the date of this prospectus, and a brief account of the business experience of each of them.

Name	Age	Title
Brian Morrison	51	Chief Executive Officer and Director Nominee
Matthew Alty	47	President & Vice Chair and Director Nominee
Tim Paulin	40	Chief Financial Officer
David Stinnett	43	Director, Chairman of the Board
Brian Raduenz	60	Director Nominee
Stephen Twitty	63	Director Nominee
Jonathan Rambeau	53	Director Nominee
Tanner Cope	37	Director Nominee
Jake Lansford	28	Director Nominee

Brian Morrison: Brian Morrison is currently a director nominee and will become a member of our board of directors at or prior to the pricing of this offering. Mr. Morrison became the Chief Executive Officer of Lyntris on May 7, 2026, in connection with the Combination. Prior to that time, Mr. Morrison served as the Chief Executive Officer of Accelint from October 1, 2025, until the effective date of the Combination. Before joining Accelint, Mr. Morrison was Executive Vice President and Group General Manager, Cyber & Mission Solutions, at AeroVironment from August 2024 to September 2025. Prior to that time, he served in roles of increasing responsibility at General Dynamics Mission Systems from February 2019 to August 2024. Prior to that time, he served in roles of increasing responsibility at General Dynamics from January 2016 to September 2018. Mr. Morrison’s other experience includes serving as Deputy Assistant Secretary at the DoW, Deputy Staff Director and General Counsel for the United States House of Representatives Permanent Select Committee on Intelligence and Assistant General Counsel at the Central Intelligence Agency. For his civilian service, he was awarded the Secretary of Defense Medal for Exceptional Public Service as well as the Secretary of Defense Medal for Outstanding Public Service. He also served as a military officer during the Iraq War, earning the Iraq Campaign Medal and the Defense Meritorious Service Medal. He holds a B.A. degree from Brandeis University, a J.D. from Harvard Law School and an M.B.A. from the Kellogg School of Management at Northwestern University.

We believe Mr. Morrison is qualified to serve on our Board due to extensive executive leadership experience, including serving as the Chief Executive Officer of Lyntris and its predecessor Accelint since 2025.

Matthew Alty: Matthew Alty is currently a director nominee and will become a member of our board of directors at or prior to the pricing of this offering. Mr. Alty became President & Vice Chair of Lyntris on May 7, 2026, in connection with the Combination. Prior to May 7, 2026, he served as the Chief Executive Officer of Vitesse since 2020. Mr. Alty previously served as the Chief Operating Officer of Valence Surface Technologies from March 2015 to October 2020. Before joining Valence, he served as a Vice President at Bodycote PLC, where he was responsible for its global surface technology business, comprising 11 businesses across five countries. Mr. Alty has over 20 years of executive-level experience managing technology intensive businesses in the aerospace and defense sector, with an extensive background in strategic planning, operations management, sales and marketing and business development. Mr. Alty also currently serves as a director on the board of directors of Karman. Mr. Alty completed his M.B.A. in Organizational Leadership from Loyola Marymount University in 2012. He graduated from the University of Liverpool in 2002 with a B.S. in Metallurgy & Materials Science.

We believe Mr. Alty is qualified to serve on our Board due to his over 20 years of executive level experience managing technology intensive businesses in the Aerospace & Defense sector, and his extensive background in strategic planning, operations management, sales and marketing, and business development.

Tim Paulin: Tim Paulin became Chief Financial Officer of Lyntris on May 7, 2026, in connection with the Combination. Prior to May 7, 2026, he served as the Chief Financial Officer of Accelint since January 2024. Before joining Accelint, Mr. Paulin served as the Chief Financial Officer of Accelint Industries, Inc. (f/k/a Hypergiant Industries, Inc.), from December 2021 to December 2023, and as VP of Finance at Subspace from March 2020 to March 2021. He previously held finance leadership roles at Subspace and Global Music Rights, and began his career in M&A investment banking. He holds a Bachelor’s degree in Economics from Columbia University and an M.B.A. from London Business School.

David Stinnett: David Stinnett became a director of Lyntris on May 7, 2026, in connection with the Combination. Mr. Stinnett is a Partner at Trive Capital, a firm he joined at inception in 2012, and serves on the firm’s investment committee. At Trive Capital, Mr. Stinnett focuses on investments in the aerospace, defense, government services and industrial technology sectors. Prior to the Combination, Mr. Stinnett served as a member of the board of directors of each of Vitesse and Accelint. He is currently the chairman of the board of Karman, as well as chair of Karman’s compensation committee and nominating and corporate governance committee. He is also currently a member of the board of directors of Robinson Helicopter Company, Field Aerospace, Independent Forgings & Alloys and Polar Technology. His previous investments include AEVEX Aerospace, Valence Surface Technologies, NxEdge and Systems Innovation Engineering. Prior to joining Trive Capital, Mr. Stinnett held investment team positions with Insight Equity and Pamlico Capital, where he was involved in deal execution and operations for investments in the technology and tech-enabled services sectors. Mr. Stinnett began his career in investment banking, focused on aerospace and defense mergers and acquisitions. Mr. Stinnett graduated from Vanderbilt University where he earned a B.A. in both Economics and Philosophy, magna cum laude.

We believe Mr. Stinnett’s extensive experience in investments in the aerospace and defense industry as well as his service on various private company boards provide the board with valuable expertise and insight.

Brian Raduenz: Brian Raduenz is currently a director nominee and will become a member of our board of directors at or prior to the pricing of this offering. Mr. Raduenz is the Founder and Executive Chairman of AEVEX Aerospace (NYSE: AVEX), a provider of advanced next-generation technologies for modern military applications, since 2018. Mr. Raduenz served as Chief Executive Officer of AEVEX and its predecessor company, Merlin Global Services, a leading provider of flight operations, aircraft maintenance, and aviation training support to the DoD intelligence community, from 2014 through November 2025, after previously serving as Senior Vice President for Programs and Business Development at Merlin from 2008 to 2014. From 2008 to 2025, Mr. Raduenz led the company through significant organic growth and infrastructure development, and was responsible for overall strategy, operations, and financial performance of the business, including multiple acquisitions and the integration of those companies into AEVEX.

Prior to his career in the private sector, Mr. Raduenz served 20 years in the U.S. Air Force, retiring as a Lieutenant Colonel. During his tenure with the U.S. Air Force, Mr. Raduenz commanded and supported the U.S. military’s early operational employment of remotely piloted aircraft (“RPA”) and managed a variety of manned and unmanned Intelligence, Surveillance and Reconnaissance and kinetic strike acquisition programs. During his first of two tours in Washington, D.C., Mr. Raduenz was responsible for Pentagon pre and post 9/11 oversight of RPA budgets. He later served as Director of White House Presidential Contingency Programs under President George W. Bush. Mr. Raduenz’s final decade in the Air Force focused on leading government oversight of MQ-1 Predator and MQ-9 Reaper production, development, and sustainment. His military awards include the Major General Kelly Burke Award the Secretary of the Air Force Award for Innovation, the Secretary of the Air Force Officer of the Year, and the Air Force Outstanding Senior Engineer of the Year.

Mr. Raduenz received his Air Force Commission and a Bachelor of Science in Electrical Engineering from the U.S. Air Force Academy. He also holds a Master of Science in Electrical Engineering from the Air Force Institute of Technology (“AFIT”), and a Master of Science in Military Studies from Air University. His research on digital signal processing and fast Fourier transform implementations has been published in Computers &

Mathematics with Applications and in his AFIT thesis focused on digital signal processing using lapped transforms with variable parameter windows and orthonormal bases.

We believe Mr. Raduenz is qualified to serve on our Board due to his approximately 20 years of executive level experience managing technology intensive businesses in the Aerospace & Defense sector, and his extensive background in strategic planning, operations management, sales and marketing, and business development.

Stephen Twitty: Stephen Twitty is currently a director nominee and will become a member of our board of directors at or prior to the pricing of this offering. Mr. Twitty is the founder and president of Twitty and Associates LLC, a consulting firm specializing in strategic and operational planning, which he began in 2020. Mr. Twitty has served as a Limited Partner at The Veteran Fund, a private venture capital fund, since 2024. Mr. Twitty has also served as the senior executive lead and board advisor for U.S. training operations at Valiant Integrated Services, a privately-held defense services company, and a senior business consultant at Ernst & Young, LLP since 2020.

Mr. Twitty retired from the U.S. Army as a Lieutenant General with 40 years of distinguished military service. In his final assignment in the military, Mr. Twitty served as the Deputy Commander of the U.S. European Command in Stuttgart, Germany. Mr. Twitty currently serves on the board of directors of Karman since 2025; Palladyne AI Corp., a publicly-traded defense technology / artificial intelligence company, since 2025; Meroxa, a privately-held technology company, since 2025; and Weibel Scientific, a privately-held defense technology company, since 2024. Mr. Twitty also served as Chairman of the board of directors at Nusura, a privately-held technology company, from 2023 until 2024. Mr. Twitty has served as a board advisor at Raft, Inc., a privately-held technology company, since 2024; Forward Edge AI, a privately-held artificial intelligence company, since 2022; Hypergiant, a privately-held technology company, since 2021; Dataminr, a privately-held technology company, since 2020; and Sarcos Robotics, a privately-held robotics company, from 2020 until 2025.

Mr. Twitty holds a Master’s degree in administration from Central Michigan University, a Master’s degree in National Security Strategy from the National Defense University, and a Bachelor’s degree in criminal justice from South Carolina State University. He is a Distinguished Fellow at the Center for European Policy Analysis (CEPA). Mr. Twitty is a member of the Council on Foreign Relations.

We believe Mr. Twitty is qualified to serve on our Board due to his extensive experience serving on the boards of defense and technology companies, combined with his deep expertise in the defense industry.

Jonathan Rambeau:  Jonathan Rambeau is currently a director nominee and will become a member of our board of directors at or prior to the pricing of this offering. Mr. Rambeau is Chief Executive Officer of Karman. Mr. Rambeau was appointed CEO of Karman in March 2026 following senior leadership roles at two of the world’s top aerospace and defense contractors. Most recently, he served at L3Harris Technologies as President of the $8 billion Communications & Spectrum Dominance segment, where he led an extensive portfolio that included communications and networking, electronic warfare, threat sensing and targeting, and integrated vision technologies. Prior to that, he served as President of the $7 billion Integrated Mission Systems segment, a portfolio spanning special mission aircraft, advanced sensing systems, space avionics, and a broad surface and subsurface maritime business. While with L3Harris, Mr. Rambeau drove disruptive solutions spanning missionized aircraft, counter-drone warfare, collaborative autonomy, and unmanned maritime vessels. In delivering these capabilities, he partnered with customers, commercial firms, traditional primes and new entrants.

Mr. Rambeau began his career at Lockheed Martin. During his 26-year tenure at Lockheed Martin, Mr. Rambeau held numerous senior leadership roles across domains, platforms and customers. He was Vice President and General Manager of Integrated Warfare Systems and Sensors, where he led missile defense, radar, shipbuilding, directed energy and combat system integration programs; Vice President of C6ISR, where he managed undersea, cyber, electronic warfare and air defense systems delivery; Vice President and General

Manager of Training and Logistics Solutions, where he championed new and innovative approaches for live, virtual and constructive training; Vice President for F-35 International Programs; and Vice President for Technology Transition, where he advanced cutting-edge directed energy and nanoscale material technologies from the lab into customer capabilities.

Mr. Rambeau holds a Bachelor of Science degree in mechanical engineering from Drexel University and a Master of Science in technology management from the Wharton School and the University of Pennsylvania’s College of Engineering and Applied Science.

We believe Mr. Rambeau is qualified to serve on our Board due to his over 20 years of executive level experience managing businesses in the defense sector.

Tanner Cope:  Tanner Cope is currently a director nominee and will become a member of our board of directors at or prior to the pricing of this offering. Mr. Cope is a Partner at Trive Capital. At Trive Capital, Mr. Cope focuses on investments in the aerospace, defense, government services and industrial technology sectors. He is currently a member of the board of directors of Canopy Aerospace & Defense and previously served on the board of directors of Karman and Kittyhawk. At Trive Capital, Mr. Cope identifies and evaluates investment opportunities, performs transaction due diligence, and works with management teams to implement operational and growth strategies. Prior to joining Trive Capital in 2016, Mr. Cope was an Analyst at Morgan Stanley, where he was a member of the Investment Banking Group. While at Morgan Stanley, Mr. Cope was involved with a variety of mergers, acquisitions and debt and equity offerings. Mr. Cope was also an Investment Banking Analyst at KeyBanc Capital Markets between 2013 and 2014, and began his career at Main Street Capital Corporation, a Houston-based Business Development Company in 2011. Mr. Cope graduated Summa Cum Laude from the Kelley College of Business at Hardin-Simmons University where he earned a BBA in Economics and Accounting.

We believe Mr. Cope’s extensive knowledge of aerospace, defense, government services and industrial technology sectors provides valuable insight to our Board.

Jake Lansford:  Jake Lansford is currently a director nominee and will become a member of our board of directors at or prior to the pricing of this offering. Mr. Lansford is a Vice President at Trive Capital on the firm’s investment team. At Trive Capital, Mr. Lansford focuses on investments in the aerospace, defense, government services and industrial technology sectors. Prior to the Combination, Mr. Lansford served as a member of the board of directors of Accelint. He is currently a member of the board of directors of Canopy Aerospace & Defense and previously served on the board of directors of Kittyhawk. His responsibilities as a Vice President at Trive Capital include identifying and evaluating investment opportunities, performing transaction due diligence, and working with management teams to implement growth strategies. Prior to joining Trive, Mr. Lansford was an Analyst at Houlihan Lokey from 2020 to 2022 where he focused on financial restructuring. Mr. Lansford graduated Summa Cum Laude from the Neeley School of Business at Texas Christian University where he earned a BBA in Finance and Accounting.

We believe Mr. Lansford’s extensive knowledge of aerospace, defense, government services and industrial technology sectors provides valuable insight to our Board.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Composition of Our Board

Our business and affairs will be managed under the direction of our Board, which will consist of 8 members at the time of the closing of the initial public offering. The chair of our Board is David Stinnett. We will have a staggered board, with three classes of directors. See “Description of Capital Stock – Classified Board; Removal”.

The primary responsibilities of our Board will be to provide oversight, strategic guidance, counseling and direction to our management. Our Board will meet on a regular basis and additionally as required.

Board Leadership Structure and Our Board’s Role in Risk Oversight

The role of the Board in overseeing the management of our risks is conducted primarily through committees of the Board, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full Board (or the appropriate Board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on us and the steps we take to manage them. When a Board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairperson of the relevant committee reports on the discussion to the full Board during the committee reports portion of the next board meeting. This enables the Board and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships. We believe that the leadership structure of our Board provides appropriate risk oversight of our activities.

Committees of Our Board

After the completion of this offering, the standing committees of our Board will consist of an audit committee, a compensation committee and a nominating and governance committee. Our Board may also establish from time to time any other committees that it deems necessary or desirable.

Audit Committee

Under the listing standards, requirements and rules of the NYSE, independent directors must comprise a majority of our audit committee as a listed company within one year of the listing date.

Upon the completion of this offering, our audit committee will consist of Brian Raduenz, Stephen Twitty and Jake Lansford, and the chair of our audit committee will be Brian Raduenz. Our Board has determined that each member of the audit committee is independent under the applicable exchange rules and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and can read and understand fundamental financial statements in accordance with applicable requirements. Our Board has also determined that each of our audit committee members is an “audit committee financial expert” within the meaning of SEC regulations. In arriving at these determinations, our Board has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

The primary purpose of the audit committee is to discharge the responsibilities of our Board with respect to our corporate accounting and financial reporting processes, systems of internal control and financial-statement audits and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:

•	accounting, financial reporting and disclosure processes;

•	the adequacy and soundness of systems of disclosure and internal control established by management;

•	the quality and integrity of our financial statements and related notes thereto and the annual independent audit of our financial statements;

•	our independent registered public accounting firm’s qualifications and independence;

•	the performance of our internal audit function and independent registered public accounting firm;

•	our compliance with legal and regulatory requirements in connection with the foregoing;

•	our compliance with our Code of Conduct;

•	our overall risk management profile; and

•	preparing the audit committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Our Board will adopt a written charter for the audit committee, which will be available on our website upon the completion of this offering, that satisfies the applicable exchange rules.

Compensation Committee

Upon the completion of this offering, our compensation committee will consist of David Stinnett, Tanner Cope, Stephen Twitty and Brian Raduenz, and the chair of our compensation committee will be David Stinnett. Our Board has determined that each member of the compensation committee is independent under the applicable exchange rules and that Stephen Twitty and Brian Raduenz are each a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. The purpose of the compensation committee is to assist our Board in discharging its responsibilities relating to:

•

the establishment, maintenance and administration of compensation and benefit policies designed to attract, motivate and retain personnel with the requisite skills and abilities to contribute to our long-term success;

•	setting our compensation program and compensation of our executive officers, directors and key personnel;

•	monitoring our incentive compensation and equity-based compensation plans;

•	succession planning for our executive officers, directors and key personnel;

•	our compliance with the compensation rules, regulations and guidelines promulgated by the NYSE, the SEC and other law, as applicable; and

•	preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Our Board will adopt a written charter for the compensation committee, which will be available on our website upon the completion of this offering, that satisfies the applicable exchange rules.

Nominating and Corporate Governance Committee

Upon the completion of this offering, our nominating and corporate governance committee will consist of David Stinnett, Tanner Cope and Jonathan Rambeau, and the chair of our nominating and corporate governance committee will be David Stinnett. Our Board has determined that each member of the nominating and corporate governance committee is independent under the applicable NYSE rules. The purpose of the nominating and governance committee is to:

•	advise our Board concerning the appropriate composition of our Board and its committees;

•	identify individuals qualified to become members of our Board;

•	recommend to our Board the persons to be nominated by our Board for election as directors at any meeting of stockholders;

•	recommend to our Board the members of our Board to serve on the various committees of our Board;

•	develop and recommend to our Board a set of corporate governance guidelines and assist our Board in complying with them; and

•	oversee the evaluation of our Board, our Board committees and management.

Our Board will adopt a written charter for the nominating and corporate governance committee, which will be available on our website upon the completion of this offering, that satisfies the applicable NYSE rules.

Director Independence

Our Board has undertaken a review of the independence of each director. Based on information provided by each director concerning their background, employment and affiliations, including family relationships, our Board has determined that David Stinnett, Tanner Cope, Jonathan Rambeau, Stephen Twitty, Brian Raduenz and Jake Lansford do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable NYSE rules. In making these determinations, our Board considered the current and prior relationships that each nonemployee director has with our Company and all other facts and circumstances that our Board deemed relevant in determining their independence, including the beneficial ownership of our shares by each nonemployee director and the transactions described in the section titled “Certain Relationships and Related Party Transactions.”

Background and Experience of Directors; Board Diversity

When considering whether directors and nominees have the experience, qualifications, attributes, or skills, taken as a whole, to enable our Board to satisfy its oversight responsibilities effectively in light of our business and structure, the Board focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

In evaluating director candidates, we consider, and will continue to consider in the future, factors including personal and professional character, integrity, ethics and values, experience in corporate management, finance and other relevant industry experience, social policy concerns, judgment, potential conflicts of interest, including other commitments, practical and mature business judgment and such factors as age, gender, race, orientation, experience and any other relevant qualifications, attributes, or skills.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the Board or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our Board or compensation committee.

Director Compensation

For the year ended December 31, 2025, members of our Board received no cash or other compensation for services rendered as such members.

Upon completion of this offering, our Board will establish a compensation program for our non-employee directors.

Code of Conduct

We will adopt a new Code of Conduct that applies to all of our directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer. Our Code of Conduct will be available on our website (https://www.lyntris.com) upon the completion of this offering. Our Code of Conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

EXECUTIVE COMPENSATION

The following disclosure describes the material elements of the compensation of our named executive officers for the year ended December 31, 2025 and is presented based on the reduced disclosure rules applicable to us for so long as we are treated as an “emerging growth company” within the meaning of the Securities Act, which requires compensation disclosure for our principal executive officer and our two other most highly compensated executive officers (referred to throughout this prospectus as our “named executive officers” or “NEOs”). For the year ended December 31, 2025, our named executive officers were:

Brian Morrison, Chief Executive Officer;

Matthew Alty, President and Vice Chair; and

Tim Paulin, Chief Financial Officer.

Prior to the Combination, Messrs. Morrison and Paulin were Chief Executive Officer and Chief Financial Officer of Accelint, respectively, and Mr. Alty was the Chief Executive Officer of Vitesse, and the compensation reported in the Summary Compensation Table below reflects the compensation paid to them by Accelint and Vitesse, respectively, during 2025. As of May 7, 2026 Messrs. Morrison, Alty and Paulin became the Chief Executive Officer, President and Chief Financial Officer of Lyntris, respectively.

The compensation reported in the Summary Compensation Table below is not necessarily indicative of how we will compensate our named executive officers in the future. We expect that we will continue to review, evaluate and modify our compensation framework as a result of our becoming a publicly traded company and the compensation program following this offering could vary significantly from our historical practices.

Summary Compensation Table

Name and Principal Position	Year	Salary(1) ($)	Bonus(2) ($)	One-Time Special Transaction Bonus(4) ($)	Stock Awards(3) ($)	Option Awards ($)	Nonequity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation(5) ($)	Total ($)
Brian Morrison(6) Chief Executive Officer	2025	113,636	147,000	—	1,228,414	—	—	—	1,875	1,490,925
Matthew Alty President and Vice Chair	2025	300,000	175,000	—	863,552	—	—	—	10,265	1,348,817
Tim Paulin(7) Chief Financial Officer	2025	387,500	196,000	1,025,000	17,000	—	—	—	10,500	1,636,000

(1)	The dollar amounts in this column represent the actual salary amount that each NEO earned in 2025.
(2)	The amounts reported in this column represent the bonuses earned with respect to the year ended December 31, 2025 by Messrs. Morrison and Paulin pursuant to Accelint’s annual bonus program, which were paid in February 2026. For Mr. Alty, the amount reported in this column represents an aggregate of $175,000 in bonus payments, which were paid to him in three installments during 2025. For additional information, please see “—Narrative to Summary Compensation Table—Annual Bonuses” below.
(3)	The amounts reported in this column represent the aggregate grant date fair market value of the incentive units of FS Management Equity LLC (the “FS Units”) granted to Messrs. Morrison and Paulin in connection with their service to Accelint in accordance with FASB ASC Topic 718, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions and the aggregate grant date fair market value of the incentive units in NHT Management LLC (“NHT Units” and, together with the FS Units, the “Incentive Units”) granted to Mr. Alty in connection with his service to Vitesse in accordance with FASB ASC Topic 718, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions. These amounts reflect the grant date fair market value for accounting purposes and do not represent the actual economic value that may be realized by our named executive officers and there can be no assurance that these amounts will ever be realized. For additional information, please see “—Narrative to Summary Compensation Table—Long-Term Incentives” and “—Exchange of Incentive Units” below.

(4)	We have included this additional column in the Summary Compensation Table to illustrate that the amount reported in this column, which represents a one-time special transaction bonus of $1,025,000 paid in 2025 in respect of the Company’s acquisition of Accelint Industries, Inc. (f/k/a Hypergiant Industries, Inc.) in May 2024 (the “Hypergiant Acquisition”), was outside, and in addition to, the Company’s regular annual bonus program.
(5)	The amounts reported in this column represent the employer matching contributions made to the Accelint or Vitesse 401(k) plan in 2025, as applicable.
(6)	Mr. Morrison joined Accelint on October 1, 2025 as its Chief Executive Officer. Mr. Morrison’s annual base salary is $500,000.
(7)	Mr. Paulin’s annual base salary increased from $350,000 to $400,000 effective as of April 1, 2025.

Narrative to Summary Compensation Table

Executive Offer Letters

Certain of the compensation paid to our named executive officers reflected in the Summary Compensation Table was provided pursuant to offer letters with Accelint or Vitesse, as applicable, which are summarized below. For a discussion of the severance pay and other benefits to be provided to our named executive officers in connection with a termination of employment and/or a change in control under arrangements with each of our named executive officers, please see “—Potential Payments Upon Termination or Change in Control” below.

Brian Morrison. Mr. Morrison is party to an employment agreement with Systems Innovation Engineering LLC, dated August 14, 2025, memorializing the terms of his employment as Chief Executive Officer of Systems Innovation Engineering LLC and of its parent, Accelint Holdings, LLC. Pursuant to his employment agreement, Mr. Morrison is entitled to an initial annual base salary of $500,000 and is eligible to participate in a discretionary annual bonus plan with a target annual bonus of $300,000 ($150,000 for 2025), based on the performance of the overall business as well as Mr. Morrison’s individual performance. Mr. Morrison’s employment agreement also includes confidentiality and invention assignment provisions, non-solicitation, non-interference and non-recruitment covenants for a period of one year following termination (or until a change of control, if earlier) and a non-competition covenant for a period of one year following termination (or until a change of control, if earlier) (such period, the “Restricted Period”) covering the business in the United States.

Matthew Alty. Mr. Alty is party to an offer letter with Nevada Heat Treating, LLC, d/b/a California Brazing, dated January 15, 2020, memorializing the terms of his employment as Chief Executive Officer of California Brazing. Pursuant to his offer letter, Mr. Alty is entitled to an initial annual base salary of $300,000 and is eligible to earn a performance-based annual bonus with a target of 50% of his base salary, based on his individual performance and California Brazing’s achievement of metrics set forth in the annual budget approved by its board. Mr. Alty’s offer letter is conditioned on his compliance with California Brazing’s policies protecting confidential, proprietary and trade secret information and his execution of a confidentiality, restrictive covenants and proprietary rights agreement. The offer letter provides that Mr. Alty’s employment is at-will and does not guarantee employment for any specified period.

Tim Paulin. Mr. Paulin is party to an employment agreement with Hypergiant Industries Inc. (n/k/a Accelint Industries, Inc.), dated as of October 17, 2024, memorializing the terms of his employment as Chief Financial Officer of Accelint. Pursuant to his employment agreement, Mr. Paulin was entitled to an initial annual base salary of $350,000, which was increased to $400,000 effective April 1, 2025. Mr. Paulin is also eligible to participate in a discretionary annual bonus plan at a target rate of up to 50% of his annual base salary, based on the performance of the overall business as well as Mr. Paulin’s individual performance. Mr. Paulin’s employment agreement also includes confidentiality and invention assignment provisions, non-competition, non-solicitation, non-interference and non-recruitment covenants for a restricted period of one year following termination of employment.

The named executive officers are also entitled to participate in our employee benefit plans and non-material fringe benefit and welfare benefit programs that are generally available to other employees.

Annual Bonuses

Our named executive officers are eligible to earn bonuses under our discretionary annual bonus program which was based on the performance of the overall Accelint or Vitesse business, as applicable, as well as individual performance. Accelint and Vitesse retain discretion to determine the performance metrics, if any, applicable to annual bonuses and to determine the final bonus amounts. For 2025, Messrs. Morrison and Paulin earned bonuses at 98% of their respective maximum bonus amounts and earned bonuses of $147,000 and $196,000, respectively. For 2025, Mr. Alty received a discretionary cash bonus in the aggregate amount of $175,000, which was paid in three installments: $10,000 on January 16, 2025, $10,000 on March 13, 2025, and $155,000 on December 4, 2025.

Transaction Bonus

Matthew Alty. In December 2025, Vitesse Systems Parent LLC entered into a transaction bonus letter agreement with Mr. Alty, providing for a one-time cash bonus of $800,000 upon the first to occur of certain third-party sale transactions involving 50% or more of the outstanding Class A units and Class B units of Vitesse, taken together, or 50% or more of the assets of the Vitesse Systems Parent LLC and its direct and indirect parents and subsidiaries, taken as a whole, or an underwritten public offering involving those entities, subject to his continued full-time employment in good standing through the applicable payment event. Payment is conditioned on Mr. Alty’s timely execution and non-revocation of a release of claims, and if his employment terminates for any reason before the applicable payment event, the bonus will be forfeited for no consideration. The bonus is in addition to, and not in lieu of, any annual bonus or other incentive compensation, and will not count toward any salary, bonus, retirement or other benefit unless the applicable plan or arrangement expressly provides otherwise.

Tim Paulin. In 2025, Mr. Paulin received a one-time special transaction bonus of $1,025,000 related to the Hypergiant Acquisition. This special transaction bonus was outside, and in addition to, the Company’s regular annual bonus program and was paid in recognition of Mr. Paulin’s contributions to the successful completion of that transaction.

Long-Term Incentives

Accelint granted Messrs. Morrison and Paulin FS Units intended to constitute “profits interests” for federal income tax purposes pursuant to the Amended and Restated Limited Liability Company Agreement of FS Management Equity LLC, dated as of April 7, 2023, as may be amended, restated and/or otherwise modified and in effect from time to time (the “FS Management Operating Agreement”) and the individual award agreements between FS Management Equity LLC and each of Messrs. Morrison and Paulin evidencing such grants. As a result of their grant of FS Units, Messrs. Morrison and Paulin each became a member of FS Management Equity LLC and our Company and is bound by all of the terms and conditions set forth in the FS Management Operating Agreement. Pursuant to their grant award agreement and the FS Management Operating Agreement, as a condition to and in consideration of the grant of FS Units, Messrs. Morrison and Paulin agreed to be bound by restrictive covenants that are substantially similar to the restrictive covenants under the respective named executive officer’s employment agreement. See “—Executive Offer Letters” above.

The FS Units granted to Messrs. Morrison and Paulin generally vest in substantially equal annual installments over five years starting on a date specified in the individual award agreement; provided, that in the event of a “change in control” (as such term is defined in the applicable award agreement), all then-unvested FS Units will accelerate and vest in full immediately prior to the consummation of such change in control, subject to the named executive officer’s continued employment through such change in control. Any portion of the FS Units that have not previously vested are forfeited without consideration upon (i) the named executive officer’s termination of employment or other service relationship for any reason, (ii) the named executive officer’s death, (iii) the named executive officer’s “disability” (as such term is defined in the FS Management Operating Agreement), (iv) the named executive officer’s “bankruptcy” (as such term is defined in the FS Management

Operating Agreement), or (v) the named executive officer’s breach of the FS Management Operating Agreement or any other agreement between the named executive officer and a group company; provided, that all FS Units, whether vested or unvested, are forfeited without consideration in the event that the named executive officer’s employment is terminated for “cause” (as such term is defined in the Amended and Restated Limited Liability Company Agreement of TCFIV FS LLC, effective November 9, 2022, as may be amended from time to time (the “TCFIV FS LLC Operating Agreement”)). See “Potential Payments Upon Termination or Change in Control” below for information on the treatment of the FS Units in connection with this offering.

Vitesse granted Mr. Alty NHT Units intended to constitute “profits interests” for federal income tax purposes pursuant to the Limited Liability Company Agreement of NHT Management LLC, dated as of December 26, 2018, as may be amended, restated and/or otherwise modified and in effect from time to time (the “NHT Management Operating Agreement”) and the individual grant agreements between NHT Management LLC and Mr. Alty evidencing such grants. As a result of the grant of his NHT Units, Mr. Alty became a member of NHT Management LLC and is bound by all of the terms and conditions set forth in the NHT Management Operating Agreement. Pursuant to his grant agreements and the NHT Management Operating Agreement, as a condition to and in consideration of the grant of NHT Units, Mr. Alty agreed to be bound by restrictive covenants, including non-competition, non-solicitation, non-interference and non-disparagement covenants for the period during which Mr. Alty holds any portion of his NHT Units and for one year thereafter.

Mr. Alty’s NHT Units granted in 2021 vested pursuant to a time-based vesting schedule, with 40% vesting on the date of grant, and the remaining 60% vesting in three equal annual installments of 20% on each of December 31, 2021, December 31, 2022 and December 31, 2023, subject to Mr. Alty’s continued employment through the applicable vesting date. In addition, any unvested portion of the NHT Units granted in 2021 would have accelerated and vested in full immediately prior to a Sale Transaction (as such term is defined in the applicable grant agreement). As of December 31, 2025, all of Mr. Alty’s NHT Units granted in 2021 were fully vested. Any portion of the NHT Units granted in 2021 that had not previously vested would have been forfeited without consideration upon the termination of Mr. Alty’s employment for any reason (including death or voluntary resignation), and all NHT Units, whether vested or unvested, are forfeited without consideration in the event that Mr. Alty’s employment is terminated for “Cause” (as such term is defined in the grant agreement). Mr. Alty’s NHT Units granted in 2025 fully vest on a Sale Transaction (as such term is defined in the grant agreement), subject to Mr. Alty’s continued employment through such Sale Transaction. Pursuant to the grant agreement evidencing the NHT Units granted in 2021 and 2025, Mr. Alty may be awarded additional NHT Units to the extent necessary for him to maintain a membership interest representing 4.00% of the overall ownership of the NHT Group, with any such anti-dilution units subject to a participation threshold determined at the time of issuance.

See “Potential Payments Upon Termination or Change in Control” below for information on the treatment of the NHT Units in connection with this offering.

Retirement Plans

Accelint and Vitesse each sponsors a retirement plan intended to qualify for favorable tax treatment under Section 401(k) of the Code, containing a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code, for the benefit of its employees, including our named executive officers. Participants may make pre-tax contributions to the plans from their eligible earnings up to the statutorily prescribed annual limit on pre-tax contributions under the Code. Participants who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. All employee contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participant’s directions. Pre-tax contributions by participants to the plan and the income earned on those contributions are generally not taxable to participants until withdrawn, and participant contributions are held in trust as required by law. No minimum benefit is provided under the plan. During 2025, each of Accelint and Vitesse made employer matching contributions on behalf of eligible participating employees.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth the outstanding equity awards held by each of our named executive officers as of December 31, 2025.

Name	Grant Date	Stock Awards
		Number of Shares or Units of Stock That Have Not Vested(1)(2) (#)	Market Value of Shares or Units of Stock That Have Not Vested(3) ($)
Brian Morrison	September 30, 2025	2,912,981	990,414
Matthew Alty	December 31, 2025	587,450	863,552
Tim Paulin	October 17, 2024	1,120,378	380,929

(1)	With respect to: (i) Mr. Morrison, represents 2,912,981 FS Units that vest in equal installments on each anniversary of September 30, 2025 through September 30, 2030, subject to continued employment through the applicable vesting date, and 700,000 FS Units that vest in equal installments on each anniversary of April 29, 2026 through April 29, 2031, subject to continued employment through the applicable vesting date, (ii) Mr. Alty, represents 587,450 NHT Units that fully vest on a Sale Transaction (as such term is defined in the grant agreement), subject to continued employment through the applicable vesting date and (iii) Mr. Paulin, represents 1,400,472 FS Units that vest in equal installments commencing on January 1, 2025 and on each anniversary thereof through January 1, 2029, subject to continued employment through the applicable vesting date, and 50,000 FS Units that vest in equal installments on each anniversary of April 29, 2026 through April 29, 2031, subject to continued employment through the applicable vesting date.
(2)	The fair market value of an FS Unit as of December 31, 2025 was $0.34 per unit and the fair market value of an NHT Unit as of December 31, 2025 was $1.47 per unit. In connection with the Combination, all unvested Incentive Units held by our named executive officers were accelerated and vested in full, and all Incentive Units were exchanged in the Combination for shares of our common stock based on the value attributable to such Incentive Units as determined by third-party valuations run through the distribution waterfall provisions of the applicable limited liability company agreements. For additional information, please see “Exchange of Incentive Units” below.
(3)	The fair market value of an FS Unit as of December 31, 2025 was $0.34 per unit and the fair market value of an NHT Unit as of December 31, 2025 was $1.47 per unit. Assuming an initial public offering price of $20.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the market value of the shares of our common stock received by Messrs. Morrison, Alty and Paulin, as described in the preceding footnote, would have been $17.8 million, $6.4 million and $5.1 million, respectively (although the actual value of shares received in connection with this offering will be based on the actual initial offering price of shares of common stock in this offering).

Potential Payments Upon Termination or Change in Control

Severance Benefits

Brian Morrison. As of December 31, 2025, pursuant to his employment agreement, if Mr. Morrison’s employment is terminated without “Cause” or by Mr. Morrison for “Good Reason” (each as defined in his employment agreement), Mr. Morrison is entitled to receive (i) severance pay equal to twelve (12) months of his base salary, paid in equal installments on regular payroll dates through the date that is the shorter of (A) twelve (12) months from Mr. Morrison’s date of termination and (B) the Restricted Period, (ii) continued group health insurance coverage (medical, dental and vision) under COBRA during the severance term and (iii) any unpaid annual bonus in respect of any completed fiscal year ended prior to the termination date. “Good Reason” includes a change in Mr. Morrison’s title or material diminution of duties, a reduction of 10% or more of his base salary, or a relocation requirement beyond twenty (20) miles. Payment of severance is conditioned on Mr. Morrison’s execution, delivery and non-revocation of a release of claims against us in a form reasonably satisfactory to us within fifty (50) days of the termination date.

Tim Paulin. As of December 31, 2025, pursuant to his employment agreement, if Mr. Paulin’s employment is terminated without “Cause” or by Mr. Paulin for “Good Reason” (each as defined in his employment agreement), Mr. Paulin is entitled to receive (i) severance pay equal to six (6) months of his base salary, paid in equal installments on regular payroll dates through the severance term, and (ii) any unpaid annual bonus in respect of any completed fiscal year ended prior to the termination date. “Good Reason” includes, among other things, a change in Mr. Paulin’s title or material diminution of duties, a reduction of 10% or more of his base salary, or a relocation requirement beyond twenty (20) miles. Payment of severance is conditioned on Mr. Paulin’s execution, delivery and non-revocation of a release of claims against us in a form agreeable to us within fifty (50) days of the termination date.

Other than as set forth above with respect to Messrs. Morrison and Paulin, we did not offer or have in place for our other named executive officers any formal or informal severance plan, policy, or similar compensation programs providing for additional benefits or payments in connection with a termination of employment, change in job responsibility or change in control as of December 31, 2025.

Incentive Units

The fair market value of an FS Unit as of December 31, 2025 was $0.34 per unit and the fair market value of an NHT Unit as of December 31, 2025 was $1.47 per unit.

In connection with the Combination, all unvested Incentive Units held by our named executive officers accelerated and vested in full.

Each Vitesse MIU and Class C award outstanding as of the Combination was exchanged for 1.341 shares of Lyntris common stock. After giving effect to the 2026 Stock Split whereby each share of the Company’s common stock was exchanged at a ratio of 0.393784141165076 (2.53946234869015 shares of Lyntris common stock were combined into one (1) share of Lyntris common stock), the 10,673,800 Vitesse MIU and Class C award units outstanding were exchanged for an aggregate of 5,637,928 shares of Lyntris common stock.

Each Class P Unit was exchanged for 0.75907 shares of Lyntris common stock. After giving effect to the 2026 Stock Split whereby each share of the Company’s common stock was exchanged at a ratio of 0.393784141165076 (2.53946234869015 shares of Lyntris common stock were combined into one (1) share of Lyntris common stock), the 12,882,721 Class P Units outstanding immediately prior to the Combination were exchanged for an aggregate of 3,850,771 shares of Lyntris common stock.

Assuming an initial public offering price of $20.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the market value of the shares of our common stock received by Messrs. Morrison, Alty and Paulin pursuant to the Combination and after giving effect to the 2026 Stock Split would have been $22.1 million, $44.9 million and $8.9 million, respectively (although the actual value of shares received in connection with this offering will be based on the actual initial offering price of shares of common stock in this offering).

Exchange of Incentive Units

In connection with the Combination, all outstanding Incentive Units held by our named executive officers accelerated and vested in full, and all such Incentive Units were exchanged for shares of our common stock. The number of shares of our common stock received upon such exchange was determined based on third-party valuations of each named executive officer’s Incentive Units, run through the distribution waterfall provisions of the applicable limited liability company agreements of each of Accelint and Vitesse, as applicable, and valued based on the fair market value at the time of such Combination. In addition, under the phantom plan as described in Note 11 to our consolidated financial statements included elsewhere in this prospectus, payment was contingent upon the occurrence of specified liquidity events or otherwise in Accelint’s discretion. Following this offering, the Company expects to pay to the prior holders of the phantom units not otherwise forfeited an aggregate amount equal to approximately $5.6 million. Following the Combination, there is one class of common stock outstanding and no profits interests will remain outstanding.

Compensation of Directors

For the year ended December 31, 2025, members of our Board received no cash or other compensation for services rendered as such members.

Upon completion of this offering, our Board will establish a compensation program for our non-employee directors.

Clawback Policy

In connection with this offering, we intend to adopt a clawback policy designed to recoup any erroneously awarded compensation resulting from certain accounting restatements. If we are required to prepare an accounting restatement because of either (i) the material noncompliance of our Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial restatements that is material to the previously issued financial statements, or (ii) an error that is not material to previously issued financial statements, but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, then all incentive compensation paid or credited to each current or former executive officer for the restated period (up to three years) will be recalculated based on the restated results. To the extent the recalculated incentive compensation is less than the incentive compensation actually paid or credited to such executive officer for that period, the excess amount must be forfeited or returned to our Company.

In the event of an executive officer’s failure to repay any erroneously awarded compensation due under the clawback policy, we would enforce the clawback policy and pursue other remedies to the fullest extent permitted by law, unless certain conditions are met and the compensation committee determines that recovery would be impracticable.

2026 Stock Incentive Plan

We intend to adopt the 2026 Stock Incentive Plan, or the 2026 Plan, which will be submitted to our stockholders for approval prior to the completion of this offering. We expect that the 2026 Plan will become effective immediately upon adoption although no awards will be made before the effective date of the registration statement of which this prospectus is a part. Although not yet adopted, we expect that the 2026 Plan will have the features described below.

The total number of shares of our common stock available for issuance pursuant to awards under the 2026 Plan will equal 12,790,350. The total number of shares of our common stock that may be issued in respect of incentive stock options is 38,371,050 shares. The number of shares of common stock available for issuance under the 2026 Plan will be subject to adjustment as provided therein. Any of our employees, directors or consultants or any of our subsidiaries or affiliates will be eligible to receive an award under the 2026 Plan, to the extent that an offer of such award is permitted by applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations.

The 2026 Plan will provide for the grant of stock options (including incentive stock options and non-qualified stock options), stock appreciation rights, restricted stock, restricted stock units, performance-based awards, other stock-based awards, or any combination thereof. No determination has been made as to the types or amounts of awards that will be granted to specific individuals under the 2026 Plan. Each award will be set forth in a separate grant notice or agreement and will indicate the type and terms and conditions of the award.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2023 and any currently proposed transactions to which we have been or are to be a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, arrangements of which are described under the sections titled “Executive Compensation” and “Management—Director Compensation.”

Reorganization Combination

We currently operate as a Delaware corporation under the name Lyntris Inc., which is a holding company that holds all of the equity interests of our operating subsidiaries. We previously operated as a Delaware limited liability company under the name Lyntris LLC. Lyntris LLC was formed on April 6, 2026 and converted into a Delaware corporation on May 1, 2026. On May 7, 2026, Lyntris Inc. combined with two businesses under common control, each of which was a portfolio company of Trive Capital. Prior to the Combination, these businesses operated as Accelint and Vitesse. Trive Capital obtained control of Accelint and Vitesse on November 9, 2022 and December 21, 2018, respectively, through the acquisition of a majority of the outstanding equity interests of each company. The Combination was accounted for as a common control transaction in accordance with ASC 805-50. The historical consolidated financial statements, the summary historical consolidated financial data and the other financial information included in this prospectus are those of Lyntris Inc. and have been retrospectively combined to reflect the Combination between Accelint and Vitesse as though the businesses had operated as a single entity. The assets, liabilities, equity, revenues, and expenses of the combining entities have been presented on a combined basis for all periods presented using historical carrying amounts, and comparative periods reflect the entities as if they had always been combined.

In addition to transactions occurring in the ordinary course of business, we have engaged in, and expect to engage in, certain transactions and arrangements with Trive Capital, certain funds and affiliates managed by Trive Capital and certain of our directors and executive officers in connection with (i) the Combination of the businesses now operated by Lyntris Inc., and (ii) this offering (collectively, the “Transactions”). Because Trive Capital and its affiliated funds are expected to beneficially own a majority of the voting power of our outstanding common stock following this offering, transactions involving Trive Capital and its affiliates may present actual or potential conflicts of interest, and investors should carefully review the disclosures below. The descriptions below are qualified in their entirety by reference to the applicable agreements, which will be filed as exhibits to the registration statement of which this prospectus forms a part. In connection with the Transactions and our ongoing relationship with Trive Capital and its affiliated funds, we may enter into, or may have entered into, arrangements that could be deemed related person transactions, including management, advisory, monitoring, reimbursement, expense allocation, indemnification and similar arrangements.

Management Fees

Trive Capital, an affiliate of our controlling stockholder, provides management and advisory services to us. Advisory fees and related expense reimbursements are included in selling, general and administrative expenses on the consolidated statement of operations. The total expenses incurred by us in relation to services provided by Trive Capital were $0.4 million and $0.1 million for the fiscal years ended December 31, 2025 and 2024, respectively. We had an accrued liability to Trive Capital in the amount of $0.4 million and nominal as of December 31, 2025 and 2024, respectively. This balance was recorded within accounts payable on the audited consolidated balance sheets.

Executive Promissory Notes

Our Chief Executive Officer, Brian Morrison, was party to a Promissory Note dated September 30, 2025 in the principal amount of $2,000,000 (the “Morrison Note”) owed to an indirect subsidiary of our Company. Mr. Morrison entered into the Morrison Note prior to the Combination, when he was the Chief Executive Officer of Accelint, one of our component businesses. The Morrison Note was used to fund the purchase of 2,000,000 Class A units of Accelint pursuant to a Subscription Agreement dated September 30, 2025. The Morrison Note bears interest at a rate of 8% per annum. As of December 31, 2025, the outstanding balance under the note, including capitalized interest, was $2.0 million. No principal or interest payments had been made as of December 31, 2025. The Morrison Note was repaid in full prior to the first public filing of the registration statement of which this prospectus forms a part.

Our President and Vice Chair, Matthew Alty, was party to an Executive Promissory Note dated May 1, 2023 in the principal amount of $125,000 (the “Alty Note”) owed to a subsidiary of our Company. Mr. Alty entered into the Alty Note prior to the Combination, when he was the Chief Executive Officer of Vitesse, one of our component businesses. The Alty Note was used to fund the purchase of 250,000 Class A units of Vitesse pursuant to a Transfer and Admission Agreement dated May 1, 2023. The Alty Note bears an adjustable interest of not less than 6.5% per annum. As of December 31, 2025, the outstanding balance under the note, including capitalized interest, was $125,000. No principal or interest payments had been made as of December 31, 2025. The Alty Note was repaid in full prior to the first public filing of the registration statement of which this prospectus forms a part.

Indemnification of Officers and Directors

Following completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by Delaware law. In addition, we intend to enter into indemnification agreements with each of our directors and executive officers. See “Description of Capital Stock” below for more details.

Related Persons Transaction Policy

We will adopt formal written procedures for the review, approval or ratification of transactions with related persons, or the Related Persons Transaction Policy. The Related Persons Transaction Policy will provide that the audit committee of our Board is charged with reviewing for approval or ratification all transactions with “related persons” (as defined in paragraph (a) of Item 404 of Regulation S-K) that are brought to the audit committee’s attention. This policy will take effect upon the effectiveness of our amended and restated certificate of incorporation in connection with this offering, and as a result, certain of the transactions entered into prior to that date, including the transactions described under “Certain Relationships and Related Party Transactions” were not reviewed under the policy.

We also maintain certain compensation agreements and other arrangements with certain of our listed executive officers, which are described under “Executive Compensation” elsewhere in this prospectus.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our capital stock as of August 10, 2026, referred to below as the Beneficial Ownership Date, by:

•	each of our directors and director nominees;

•	each of our named executive officers;

•	all of our directors, director nominees and executive officers as a group;

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock; and

•	each of the selling stockholders.

Applicable percentage ownership before the offering is based on an aggregate of 110,235,098 shares of common stock deemed to be outstanding as of the Beneficial Ownership Date, after giving effect to the 2026 Stock Split, and assuming an initial public offering price of $20.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Applicable percentage ownership after the offering is based on shares of common stock assumed to be outstanding immediately after the completion of this offering after giving effect to the 2026 Stock Split (assuming the sale of 24,000,000 shares of common stock in this offering and no exercise of the underwriters’ option to purchase additional shares). Percentage ownership after giving effect to this offering and the Trive LP Distribution is reported as if each event had occurred on the Beneficial Ownership Date.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities, or have the right to acquire such powers within 60 days. Under these rules, more than one person may be deemed beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before, October 9, 2026, which is 60 days after the Beneficial Ownership Date. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o Lyntris Inc., 3130 Fairview Park Dr., Suite 230, Falls Church, Virginia 22042.

	Common Stock Beneficially Owned Before Offering		Shares of Common Stock Being Offered	Common Stock Beneficially Owned After Offering Assuming No Exercise of the Underwriters’ Option and after Trive LP Distribution(1)		Common Stock Beneficially Owned After Offering Assuming Full Exercise of the Underwriters’ Option and after Trive LP Distribution(1)
	Shares	Percent	Shares	Shares	Percent	Shares	Percent
5% Stockholders:
Trive Capital Fund IV LP(2)	27,648,856	25%	3,033,209	—	—	—	—
Trive Capital Fund II LP(3)	24,805,921	23%	2,721,326	—	—	—	—
Trive Capital Fund II (Offshore) LP(4)	13,441,095	12%	1,474,551	—	—	—	—
Trive Capital Fund IV-A LP(2)	10,065,632	9%	1,104,247	—	—	—	—
Named Executive Officers, Directors and Director Nominees:
Brian Morrison(5)	1,867,519	2%	186,752	1,680,767	1%	1,680,767	1%
Matthew Alty(6)	2,385,830	2%	238,583	2,147,247	2%	2,147,247	2%
Tim Paulin	551,694	*	55,169	496,525	*	496,525	*
David Stinnett(7)	—	—	—	3,459,794	3%	3,459,794	3%
Brian Raduenz(8)	984,460	1%	147,670	836,790	1%	836,790	1%
Stephen Twitty	—	—	—	—	*	—	*
Jonathan Rambeau	—	—	—	—	*	—	*
Tanner Cope(9)	—	—	—	231,987	*	231,987	*
Jake Lansford(10)	—	—	—	65,882	*	65,882	*
All executive officers, directors and director nominees as a group (9 individuals)	5,789,503	5%	628,174	8,918,992	8%	8,918,992	8%
Selling Stockholders
Richard Penrose	5,238,879	5%	818,598	4,420,281	4%	4,191,103	4%
Michael D. Frederickson	2,953,381	3%	1,476,691	1,476,690	1%	1,476,690	1%
Carlos Persichetti(11)	1,498,300	1%	973,895	524,405	*	299,660	*
Jeffrey Ager(12)	1,406,753	1%	185,203	1,221,550	1%	1,175,250	1%
GPG Entities(13)	1,400,140	1%	560,057	840,083	1%	700,069	1%
ESW Clifford Holdings Co.(14)	1,246,156	1%	934,617	311,539	*	62,308	*
High Definition Goldfish Inc.(15)	708,811	1%	70,881	637,930	1%	55,494	*
Bruce Barshop(16)	689,645	1%	551,716	137,929	*	—	*
Richard Moore	672,580	1%	470,806	201,774	*	67,258	*
Bain Capital Entities(17)	590,676	1%	472,541	118,135	*	—	*
Bryce Richard Persichetti(18)	530,000	*	344,500	185,500	*	106,000	*
Cara Jean Beauvais(19)	530,000	*	344,500	185,500	*	106,000	*
Arne Vogt	469,827	*	46,983	422,844	*	375,862	*
James Mitchell	469,827	*	46,983	422,844	*	418,146	*
Thomas Murphy	420,922	*	336,738	84,184	*	—	*
Mike Betzer	410,541	*	328,433	82,108	*	—	*
Daniel Gelyana(20)	405,671	*	40,567	365,104	*	324,537	*
MFI Foundation(21)	398,213	*	318,570	79,643	*	—	*
Dale McIntosh(22)	381,081	*	304,865	76,216	*	—	*
Ronald J. Lustig(23)	378,583	*	102,105	276,478	*	256,057	*
Matt Parisi(24)	328,627	*	32,863	295,764	*	262,902	*

	Common Stock Beneficially Owned Before Offering		Shares of Common Stock Being Offered	Common Stock Beneficially Owned After Offering Assuming No Exercise of the Underwriters’ Option and after Trive LP Distribution(1)		Common Stock Beneficially Owned After Offering Assuming Full Exercise of the Underwriters’ Option and after Trive LP Distribution(1)
	Shares	Percent	Shares	Shares	Percent	Shares	Percent
Barbara Lucile Williams(25)	313,379	*	250,703	62,676	*	—	*
Dylan Schmorrow	297,480	*	29,748	267,732	*	148,740	*
Thomas Peter Hodge(26)	289,572	*	231,658	57,914	*	—	*
Rebecca Jane Clewett(27)	289,572	*	202,700	86,872	*	43,436	*
Susan Elizabeth Johnson(28)	289,572	*	202,700	86,872	*	43,436	*
Richard Dart	281,896	*	28,190	253,706	*	225,517	*
Andrew Nugent(29)	194,291	*	19,429	174,862	*	155,433	*
Mike Van Lent	157,514	*	126,011	31,503	*	—	*
Kenn Bevins	139,467	*	97,627	41,840	*	13,947	*
Danielle Tyler	77,766	*	62,213	15,553	*	—	*
Adham Shaaban	48,479	*	26,663	21,816	*	14,544	*
Other selling stockholders(30)	1,089,704	*	120,690	969,014	*	314,472	*

*	Indicates less than 1%
(1)	Reflects the Trive LP Distribution to be effectuated substantially concurrent with the consummation of this offering and assumes no continued management of the shares. If requested by any Trive LP in connection with the Trive LP Distribution, Trive Capital may continue to manage the shares for such Trive LP following the Trive LP Distribution (and, as a result, may have voting and dispositive power over such shares). See “Prospectus Summary—Our Relationship with Trive Capital.”
(2)	The address of Trive Capital Fund IV LP and Trive Capital Fund IV-A LP is 2021 McKinney Avenue, Suite 1200, Dallas, Texas, 75201. Shares reported herein are directly held by TCFIV FS SPV LP, of which Trive Capital Fund IV LP (which we refer to as “Trive Fund IV”) and Trive Capital Fund IV-A LP (which we refer to as “Trive Fund IV-A”) are limited partners. Trive Capital Fund IV GP LLC (which we refer to as “Fund IV GP”) is the general partner of TCFIV FS SPV LP and has voting control over TCFIV FS SPV LP. Fund IV GP is the general partner of Trive Fund IV and has voting control over Trive Fund IV. Fund IV GP is the general partner of Trive Fund IV-A and has voting control over Trive Fund IV-A. Trive Capital Holdings LLC (which we refer to as “Trive Holdings”) is the sole managing member of Fund IV GP and has voting control over Fund IV GP. Mr. Conner Searcy, as the sole manager of Trive Holdings, has voting control over Trive Holdings. As a result of the foregoing, each of Mr. Searcy, Trive Holdings and Fund IV GP may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities directly held by TCFIV FS SPV LP.
(3)	The address of Trive Capital Fund II LP (which we refer to as “Trive Fund II”) is 2021 McKinney Avenue, Suite 1200, Dallas, Texas, 75201. Trive Capital Fund II GP LLC (which we refer to as “Fund II GP”) is the general partner of Trive Fund II and has voting control over Trive Fund II. Trive Holdings is the sole managing member of Fund II GP and has voting control over Fund II GP. Mr. Conner Searcy, as the sole manager of Trive Holdings, has voting control over Trive Holdings. As a result of the foregoing, each of Mr. Searcy, Trive Holdings and Fund II GP may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities directly held by Trive Fund II.
(4)

The address of Trive Capital Fund II (Offshore) LP (which we refer to as “Offshore Fund II”) is 2021 McKinney Avenue, Suite 1200, Dallas, Texas, 75201. Shares reported herein are directly held by TCFII NHT SPV LP, of which Trive Capital NHT Blocker Corp. (which we refer to as “Blocker”) and Trive Capital Fund II CV LP are limited partners. Trive Capital Fund II GP Offshore LLC (which we refer to as “Offshore Fund II GP”) is the general partner of TCFII NHT SPV LP. The sole stockholder of Blocker is Offshore Fund II. Offshore Fund II GP is the general partner of Offshore Fund II. Fund II GP is the sole managing member of Offshore Fund II GP and has voting control over Offshore Fund II GP. Trive Holdings is the sole managing member of Fund II GP and has voting control over Fund II GP. Mr. Conner Searcy, as the sole manager of Trive Holdings, has voting control over Trive Holdings. As a result of the foregoing, each of Mr. Searcy, Trive Holdings, Fund II GP and Offshore Fund II GP may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities directly held by Offshore Fund II.
(5)	Consists of: (i) 1,473,735 shares of common stock to be held by Mr. Morrison and (ii) 393,784 shares of common stock held by the 2026 Morrison Family Irrevocable Trust Dated May 13, 2026 of which Mr. Morrison has voting and dispositive control. In this offering, Mr. Morrison is offering to sell 186,752 shares of common stock (regardless of whether the underwriters’ option to purchase additional common stock is exercised in full).
(6)	Consists of: (i) 2,027,960 shares of common stock to be held by Mr. Alty and (ii) 357,870 shares of common stock held by three irrevocable trusts of which Mr. Alty has voting and dispositive control. In this offering, Mr. Alty is offering to sell 238,583 shares of common stock (regardless of whether the underwriters’ option to purchase additional common stock is exercised in full).
(7)	Includes shares received in the Trive LP Distribution.
(8)	Consists of: (i) 393,784 shares of common stock held by Radz Capital Founders Class LLC, of which Mr. Raduenz has voting and dispositive control, (ii) 393,784 shares of common stock held by Radz 10X, LLC, of which Mr. Raduenz has voting and dispositive control and (iii) 196,892 shares of common stock held by Radz Group LLC, of which Mr. Raduenz has voting and dispositive control. The address of each of the foregoing entities is 2260 E Maple Ave, El Segundo, California 90245. In this offering, (i) Radz Capital Founders Class LLC is offering to sell 59,068 shares of common stock, (ii) Radz 10X, LLC is offering to sell 59,068 shares of common stock, and (iii) Radz Group LLC is offering to sell 29,534 shares of common stock (regardless of whether the underwriters’ option to purchase additional common stock is exercised in full).
(9)	Includes shares received in the Trive LP Distribution.
(10)	Includes shares received in the Trive LP Distribution.
(11)	Consists of: 1,498,300 shares of common stock held by the Carlos Alan Persichetti and Judi Ann Persichetti Living Trust dated July 25, 2023, of which Mr. Persichetti is the trustee.
(12)	Consists of: (i) 926,013 shares of common stock held by Mr. Ager and (ii) 480,740 shares of common stock held by the Ager Family Trust dated March 29, 2019, of which Mr. Ager is the trustee and may be deemed to have voting and dispositive control. In this offering, Mr. Ager is offering to sell 185,203 shares of common stock (or 231,503 shares of common stock if the underwriters’ option to purchase additional common stock is exercised in full).
(13)	Consists of: (i) 412,589 shares of common stock to be held by GPG Healthcare Opportunities Fund II, LLC, (ii) 49,550 shares of common stock held by GPG DAIS, LLC, (iii) 49,550 shares of common stock held by GPG PHL, LLC, (iv) 24,772 shares of common stock held by GPG BFH, LLC and (v) 863,679 shares of common stock held by GPG HG Investment, LLC (collectively, the “GPG Entities”). The address of each GPG Entity is 5910 N. Central Expy, Suite 1400, Dallas, TX 75206. The managing member of each GPG Entity is Green Park & Golf Ventures II, LLC. Gilbert Garcia, as the Manager of Green Park & Golf Ventures II, LLC, has voting control over each of the GPG Entities and as a result of the foregoing, may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities directly held by each GPG Entity. In this offering, (i) GPG Healthcare Opportunities Fund II, LLC is offering to sell 165,036 shares of common stock (or 206,295 shares of common stock if the underwriters’ option to purchase additional common stock is exercised in full), (ii) GPG DAIS, LLC is offering to sell 19,820 shares of common stock (or 24,775 shares of common stock if the underwriters’ option to purchase additional common stock is exercised in full), (iii) GPG PHL, LLC is offering to sell 19,820 shares of common stock (or 24,775 shares of common stock if the underwriters’ option to purchase additional common stock is exercised in full), (iv) GPG BFH, LLC is offering to sell 9,909 shares of common stock (or 12,386 shares of common stock if the underwriters’ option to purchase additional shares of common stock is exercised in full), and (v) GPG HG Investment, LLC is offering to sell 345,472 shares of common stock (or 431,840 shares of common stock if the underwriters’ option to purchase additional shares of common stock is exercised in full).
(14)	The address of ESW Clifford Holdings Co. is 37 Prospect Bay Drive W, Grasonville, MD 21638. Edward Scott Wiley serves as President and may be deemed to have voting and dispositive control over the shares held by ESW Clifford Holdings Co.

(15)	The address of High Definition Goldfish Inc. is 510 Wythe Street, Alexandria, VA 22314. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Accordingly, no owner of High Definition Goldfish Inc. will be deemed to have or share beneficial ownership of such ordinary shares. For the avoidance of doubt, each of such owner expressly disclaims any such beneficial interest, except to the extent of any pecuniary interest any of them may have therein, directly or indirectly.
(16)	Consists of: (i) 183,465 shares of common stock to be held by Looking Glass Capital, LLC Class A, (ii) 193,739 shares of common stock held by Looking Glass Capital, LLC Class A-3 (together, the “Looking Glass Entities”), and (iii) 312,441 shares of common stock held by SBI Investments II, LLC. The address of the Looking Glass Entities is 10001 Reunion Place, Suite 230, San Antonio, TX 78216. The address of SBI Investments II, LLC is 10001 Reunion Place, Suite 230, San Antonio, TX 78216. Bruce Barshop, as the Manager of each of the Looking Glass Entities and SBI Investments II, LLC has voting control over such entities, and as a result of the foregoing, may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities directly held by such entities. In this offering, (i) Looking Glass Capital, LLC Class A is offering to sell 146,772 shares of common stock (or 183,465 shares of common stock if the underwriters’ option to purchase additional common stock is exercised in full), (ii) Looking Glass Capital, LLC Class A-3 is offering to sell 154,991 shares of common stock (or 193,739 shares of common stock if the underwriters’ option to purchase additional common stock is exercised in full), and (iii) SBI Investments II, LLC is offering to sell 249,953 shares of common stock (or 312,441 shares of common stock if the underwriters’ option to purchase additional shares of common stock is exercised in full).
(17)	Consists of: (i) 22,839 shares of common stock to be held by Bain Capital Credit Managed Account (DERP), L.P., (ii) 366,219 shares of common stock held by Bain Capital Specialty Finance, Inc., (iii) 91,752 shares of common stock held by Bain Capital Global Direct Lending 2021 (L Master), L.P. and (iv) 109,866 shares of common stock held by Bain Capital Credit Managed Account (Hayman), SCSp (collectively, the “Bain Entities”). The address of the Bain Entities is 200 Clarendon Street, Boston, MA 02116. Bain Capital Credit, LP, through its control of the general partner of each Bain Entity, has voting control over each of the Bain Entities and as a result of the foregoing, may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities directly held by each Bain Entity. In this offering, (i) Bain Capital Credit Managed Account (DERP), L.P. is offering to sell 18,271 shares of common stock (or 22,839 shares of common stock if the underwriters’ option to purchase shares of additional common stock is exercised in full), (ii) Bain Capital Specialty Finance, Inc. is offering to sell 292,975 common stock (or 366,219 shares of common stock if the underwriters’ option to purchase additional common stock is exercised in full), (iii) Bain Capital Global Direct Lending 2021 (L Master), L.P. is offering to sell 73,402 shares of common stock (or 91,752 shares of common stock if the underwriters’ option to purchase additional shares of common stock is exercised in full), and (iv) Bain Capital Credit Managed Account (Hayman), SCSp is offering to sell 87,893 shares of common stock (or 109,866 shares of common stock if the underwriters’ option to purchase additional shares of common stock is exercised in full).
(18)	Consists of: (i) 88,000 shares of common stock held by Mr. Persichetti and (ii) 442,000 shares of common stock held by JP Spousal Trust dated July 13, 2026, of which Mr. Persichetti is the trustee and may be deemed to have voting and dispositive control. In this offering, (i) Mr. Persichetti is offering to sell 57,200 shares of common stock (or 70,400 shares of common stock if the underwriters’ option to purchase additional shares of common stock is exercised in full) and (ii) JP Spousal Trust dated July 13, 2026 is offering to sell 287,300 shares of common stock (or 353,600 shares of common stock if the underwriters’ option to purchase additional shares of common stock is exercised in full).
(19)

Consists of: (i) 88,000 shares of common stock held by Ms. Beauvais and (ii) 442,000 shares of common stock held by CP Spousal Trust dated July 13, 2026, of which Ms. Beauvais is the trustee and may be deemed to have voting and dispositive control. In this offering, (i) Ms. Beauvais is offering to sell 57,200 shares of common stock (or 70,400 shares of common stock if the underwriters’ option to purchase additional shares of common stock is exercised in full) and (ii) CP Spousal Trust dated July 13, 2026 is offering to sell 287,300 shares of common stock (or 353,600 shares of common stock if the underwriters’ option to purchase additional shares of common stock is exercised in full).
(20)	Consists of: (i) 405,671 shares of common stock held by Mr. Gelyana and (ii) the shares identified in footnote (15) above.
(21)	The address of MFI Foundation is 1401 Elton Ln, Austin, TX 78703. Thomas J. Meredith serves as Director of MFI Foundation and as a result of the foregoing, may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities directly held by MFI Foundation.
(22)	Consists of: (i) 304,865 shares of common stock held by the McIntosh Family Trust dated April 12, 2007, of which Mr. McIntosh is the trustee and may be deemed to have voting and dispositive control and (ii) 76,216 shares of common stock held by the Dale F. McIntosh and Christa M. McIntosh Charitable Remainder UniTrust dated February 24, 2022, of which Mr. McIntosh is the trustee and may be deemed to have voting and dispositive control. In this offering, (i) McIntosh Family Trust dated April 12, 2007 is offering to sell 243,892 shares of common stock (or 304,865 shares of common stock if the underwriters’ option to purchase additional shares of common stock is exercised in full) and (ii) Dale F. McIntosh and Christa M. McIntosh Charitable Remainder UniTrust dated February 24, 2022 is offering to sell 60,973 shares of common stock (or 76,216 shares of common stock if the underwriters’ option to purchase additional shares of common stock is exercised in full).
(23)	Consists of: (i) 204,210 shares of common stock held by Mr. Lustig and (ii) 174,373 shares of common stock held by the Ron Lustig and Sally Lustig Joint Living Trust, of which Mr. Lustig is the trustee and may be deemed to have voting and dispositive control. In this offering, Mr. Lustig is offering to sell 102,105 shares of common stock (or 122,526 shares of common stock if the underwriters’ option to purchase additional shares of common stock is exercised in full).
(24)	Consists of: 328,627 shares of common stock held by the MP Venturo Revocable Trust, of which Mr. Parisi is the trustee and may be deemed to have voting and dispositive control.
(25)	Consists of: 313,379 shares of common stock held by The Barbara Lucile Williams 2020 Irrevocable Trust dated November 5, 2020, of which Ms. Williams is the trustee and may be deemed to have voting and dispositive control.
(26)	Consists of: 289,572 shares of common stock held by The Thomas Peter Hodge 2020 Irrevocable Trust dated November 5, 2020, of which Mr. Hodge is the trustee and may be deemed to have voting and dispositive control.
(27)	Consists of: 289,572 shares of common stock held by The Rebecca Jane Clewett 2020 Irrevocable Trust dated November 5, 2020, of which Ms. Clewett is the trustee and may be deemed to have voting and dispositive control.
(28)	Consists of: 289,572 shares of common stock held by The Susan Elizabeth Johnson 2020 Irrevocable Trust dated November 5, 2020, of which Ms. Johnson is the trustee and may be deemed to have voting and dispositive control.
(29)	Consists of: (i) 194,291 shares of common stock held by Mr. Nugent and (ii) the shares identified in footnote (15) above
(30)	Consists of employees not otherwise listed in this table who collectively own less than 1% of our shares outstanding as of the Beneficial Ownership Date.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes important terms of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

General

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Delaware General Corporation Law (“DGCL”). Upon the completion of this offering, our authorized capital stock will consist of 1,000,000,000 shares of common stock, par value $0.001 per share, and 100,000,000 shares of preferred stock, par value $0.001 per share. Upon the completion of this offering, we expect to have 115,113,147 shares of our common stock outstanding, held of record by stockholders, assuming no exercise by the underwriters of their option to purchase additional shares. No shares of preferred stock will be issued or outstanding immediately after this offering. Unless our Board determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally. The holders of our common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our common stock are entitled to receive dividends when, as and if declared by our Board out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our common stock will be entitled to receive pro rata our remaining assets available for distribution.

All shares of our common stock that will be outstanding at the time of the completion of this offering will be fully paid and non-assessable. Holders of shares of our common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the common stock. The rights, powers, preferences and privileges of our common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, our Board is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our Board has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our Board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Forum Selection

Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on our behalf, (ii) action asserting a claim of breach of any fiduciary duty owed by, or other wrongdoing by, any director, officer or other employee of our Company to us or our stockholders, creditors or other constituents, or a claim of aiding and abetting any such breach of fiduciary duty, (iii) action asserting a claim against us or any director, officer or other employee of our Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, (iv) action to interpret, apply, enforce or determine the validity of the amended and restated certificate of incorporation, (v) action asserting a claim against us or any director, officer or other employee of our Company governed by the internal affairs doctrine or (vi) any other action asserting an “internal corporate claim,” as that term is defined in Section 115 of the DGCL; provided that, for the avoidance of doubt, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation also provides that, unless we consent in writing to the selection of an alternative forum, the U.S. federal district courts will be the exclusive forum for the resolution of any actions or proceedings asserting claims arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder. While the Delaware Supreme Court has upheld the validity of similar provisions under the DGCL, there is uncertainty as to whether a court in another state would enforce such a forum selection provision. Our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our Company will be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. For more information on the risks associated with our choice of forum provision, see “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—Our amended and restated certificate of incorporation and amended and restated bylaws will provide for an exclusive forum in the Court of Chancery of the State of Delaware for certain disputes between us and our stockholders, and that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act.”

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the Board. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our Board. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of dividends to stockholders and any other factors our Board may consider relevant. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness, and therefore do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. For additional information on dividends, see “Dividend Policy” and “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—Because we have no current plans to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your shares of common stock for a price greater than that which you paid for it.”

Annual Stockholder Meetings

Our amended and restated bylaws will provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our Board. To the extent permitted under applicable law, we may conduct meetings solely by means of remote communications, including by webcast.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect immediately prior to the completion of this offering, will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our Board the power to discourage acquisitions that some stockholders may favor.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply if and so long as our common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise. As noted above, we anticipate that after the filing of our amended and restated certificate of incorporation, our Board will have the authority, without further action by the stockholders, to issue up to 100,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our Board. The existence of authorized but unissued shares of preferred stock enables our Board to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Board Vacancies

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that, subject to the right of the holders of any series of preferred stock then-outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in our Board resulting from death, resignation, removal or any other cause may be filled only by resolution of a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and may not be filled in any other manner. A director elected or appointed to fill a vacancy shall serve for the unexpired term of his or her predecessor in office and until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. A director elected or appointed to fill a position resulting from an increase in the number of directors shall hold office until the next election of the class for which such director shall have been elected or appointed and until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal.

Classified Board; Removal

Our amended and restated certificate of incorporation will provide that our Board will be divided into three classes, with the classes as nearly equal in number as possible and each class serving three-year staggered terms. Under the DGCL, directors may only be removed from our Board for cause and only by the affirmative vote of a majority of the shares entitled to vote. Our amended and restated certificate of incorporation and amended and restated bylaws will additionally provide that directors may only be removed for cause and upon the affirmative vote of at least 66 2⁄3% in voting power of all the then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Business Combinations

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by persons who are directors and also officers of the corporation and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an interested stockholder is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. This provision is expected to encourage persons interested in acquiring our Company to negotiate in advance with our Board because the stockholder approval requirement would be avoided if our Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the amended and restated certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special Stockholder Meetings

Our amended and restated certificate of incorporation will provide that special meetings of our stockholders may be called at any time only by or at the direction of the Board or the chairperson of the Board. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our Company.

Requirements for Advance Notification of Director Nominations and Stockholder Proposals

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice.

Our amended and restated bylaws will allow the chairperson of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our Company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will preclude stockholder action by written consent.

Supermajority Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Board is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our amended and restated bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. Any amendment, alteration, change, addition, rescission or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2⁄3% in voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s amended and restated certificate of incorporation, unless the amended and restated certificate of incorporation requires a greater percentage.

Our amended and restated certificate of incorporation will provide that the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2⁄3% in the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class:

•	the provision requiring a 66 2⁄3% supermajority vote for stockholders to amend our amended and restated bylaws;

•	the provisions providing for a classified Board (the election and term of our directors);

•	the provisions regarding removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our Board and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2⁄3% supermajority vote.

The combination of the classification of our Board, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our Board as well as for another party to obtain control of us by replacing our Board. Because our Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers, delaying, or preventing changes in control of our management or our Company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our Board and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, no director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our subsidiaries. In addition, to the fullest extent permitted by law, in the event that any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, herself or himself or its, hers or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of our Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have an expectancy in the opportunity, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors and certain officers to corporations and their stockholders for monetary damages for breaches of fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors and officers (as defined in Section 102(b)(7) of the DGCL) for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director or officer except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any breaches of the director’s or officer’s duty of loyalty, any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, any authorization of dividends or stock redemptions or repurchases paid or made in violation of the DGCL, or for any transaction from which the director or officer derived an improper personal benefit.

Our amended and restated bylaws generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors or officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare Inc. and the transfer agent’s address is 150 Royall Street, Canton, MA 02021.

Listing

We have applied to have our common stock approved for listing on the NYSE under the symbol “LYNX.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of common stock. We cannot predict the effect, if any, future sales of shares of common stock, or the availability for future sales of shares of common stock, will have on the market price of shares of our common stock prevailing from time to time. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales might occur, may adversely affect market prices of our common stock prevailing from time to time and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. Furthermore, there may be sales of substantial amounts of our common stock in the public market after the existing legal and contractual restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future. For additional information, see “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—Future sales, or the perception of future sales, by us or our existing stockholders in the public market following the completion of this offering could cause the market price for our common stock to decline.”

Upon completion of this offering, we will have a total of 115,113,147 shares of our common stock outstanding. The 24,000,000 shares of common stock sold in this offering (or 27,600,000 shares if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144, including our directors, executive officers and other affiliates, may be sold only in compliance with the limitations described below.

Lock-up Agreements

Charter Lock-Up

Our current certificate of incorporation contains a lock-up provision restricting individuals who received shares of our common stock as a result of our Combination from transferring such common stock for 720 days following the offering, subject to certain customary exceptions and at the discretion of our Board. Our current certificate of incorporation will be amended and restated in connection with this offering.

IPO Lock-Up

In connection with this offering, we will agree, subject to certain limited exceptions, not to sell, dispose of, or hedge, without the prior written consent of Evercore Group L.L.C. and Citigroup Global Markets Inc., the shares of our common stock or securities convertible into or exchangeable for shares of our common stock for 180 days following the offering and our directors, executive officers, and holders of substantially all of our capital stock and securities convertible into our capital stock, including the selling stockholders, will agree, subject to certain limited exceptions, not to sell, dispose of, or hedge, without the prior written consent of Evercore Group L.L.C. and Citigroup Global Markets Inc., 25% of the shares of our common stock or securities convertible into or exchangeable for shares of our common stock for 180 days, 25% of the shares of our common stock or securities convertible into or exchangeable for shares of our common stock for 360 days following the offering, 25% of the shares of our common stock or securities convertible into or exchangeable for shares of our common stock for 540 days following the offering and the remainder of the shares of our common stock or securities convertible into or exchangeable for shares of our common stock for 720 days following the offering.

Trive LP Distribution and Extended Lock-Up

Substantially concurrent with the consummation of this offering, Trive Capital, our largest stockholder and beneficial owner of approximately 69% of our outstanding common stock prior to this offering (through its vehicles Trive Capital Fund IV LP, Trive Capital Fund II LP, Trive Capital Fund II (Offshore) LP and Trive Capital Fund IV-A LP), will effectuate the Trive LP Distribution, pursuant to which it will distribute a pro rata distribution-in-kind to its limited and general partners for no consideration, consisting of all shares of common stock held by such vehicles that are not sold in this offering. In connection with and upon the effectuation of the

Trive LP Distribution, the recipients of the Trive LP Distribution, whose distributed shares will represent in the aggregate approximately 59% of our outstanding common stock after giving effect to the offering and the Trive LP Distribution (assuming no exercise of the underwriters’ option to purchase additional shares), will be bound by a new lock-up restriction that, subject to certain customary exceptions, restricts the sale of 25% of such distributed shares for 180 days following the offering, 25% of such distributed shares for 360 days following the offering, 25% of such distributed shares for 540 days following the offering and the remainder of such distributed shares for 720 days following the offering. The Trive LP Distribution is contingent upon the consummation of this offering, but the consummation of this offering is not contingent upon the Trive LP Distribution.

Rule 144

In general, under Rule 144, once we have been subject to public company reporting requirements for at least 90 days, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, our affiliates or persons selling shares of our common stock on behalf of our affiliates, who have met the six-month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell upon the expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average reported weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements, and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 701

Any of our employees, directors, officers, consultants, or advisors who received shares or, prior to the Conversion, units from us in connection with a written compensatory plan or other written agreement before the effective date of this offering in reliance on Rule 701 under the Securities Act may be entitled to sell such shares in reliance on Rule 144 90 days after the effective date of this offering, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation, or notice filing requirements of Rule 144. However, any shares issued under Rule 701 to our executive officers and directors are subject to lock-up agreements and will only become eligible for sale when the 180-day lock-up agreements expire. In connection with the Conversion, all outstanding LLC membership units, including compensatory units issued prior to the Conversion, were exchanged for shares of common stock of Lyntris Inc.

Registration Statements on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our 2026 Plan as promptly as possible after the completion of this offering. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market following the expiration of the lock-up agreements and arrangements described above, except that shares held by affiliates will still be subject to the public information, volume limitation, manner of sale and notice requirements of Rule 144 unless otherwise resalable under Rule 701 under the Securities Act. We expect that the initial registration statement on Form S-8 will cover 12,790,350 shares of common stock.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS

The following discussion is a summary of certain U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering. The discussion does not purport to be a complete analysis of all potential tax consequences. The consequences of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated under the Code (the “Treasury Regulations”), judicial decisions and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code. This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including, without limitation, the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	Persons subject to any alternative minimum tax;

•	Persons holding our common stock as part of a hedge, straddle or other risk-reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in our stock;

•	“controlled foreign corporations,” “foreign controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•

partnerships or other entities or arrangements classified as partnerships, passthroughs, or disregarded entities for U.S. federal income tax purposes (and investors therein), S corporations or other passthrough entities (including hybrid entities);

•	tax-exempt organizations or governmental organizations;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

This discussion is for informational purposes only and is not tax advice. Investors should consult their tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax laws or under the laws of any state, local or non-U.S. taxing jurisdiction or under any applicable income tax treaty.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” (as defined below) nor an entity or arrangement classified as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that: (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code); or (ii) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions

As described in the section titled “Dividend Policy,” we have no present intention to pay dividends on our common stock. However, if we do make distributions of cash or other property on our common stock (other than certain distributions of our stock), those distributions will generally constitute dividends for U.S. federal income tax purposes, to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If the amount of such distributions exceeds our current and accumulated earnings and profits, such excess will generally constitute a return of capital and will first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any remaining excess will be treated as capital gain and will be treated as described below under the subsection titled “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided that the Non-U.S. Holder furnishes the applicable withholding agent with documentation required to claim benefits under such tax treaty (generally, a valid IRS Form W-8BEN or W-8BEN-E or a successor form)). These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding U.S. federal withholding tax on distributions, including their eligibility for benefits under any applicable income tax treaties and the availability of a refund on any excess U.S. federal tax withheld.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the

Non-U.S. Holder will generally be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or a successor form) certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

However, any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

The foregoing discussion is subject to the discussion in the subsections below titled “—Information Reporting and Backup Withholding” and “—Foreign Account Tax Compliance Act.”

Sale or Other Taxable Disposition

Subject to the discussion in the subsections below titled “—Information Reporting and Backup Withholding” and “—Foreign Account Tax Compliance Act,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes, at any time within the shorter of (1) the five-year period preceding the Non-U.S. Holder’s disposition of our common stock and (2) the Non-U.S. Holder’s holding period for our common stock.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain realized upon the sale or other taxable disposition of our common stock by Non-U.S. Holders described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may generally be offset by certain U.S. source capital losses of the Non-U.S. Holder, provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe that we currently are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance that we currently are not a USRPHC or that we will not become a USRPHC in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income or withholding tax if our common stock is “regularly traded on an established securities market,” as such terms are defined by applicable Treasury Regulations, during the calendar year in which the disposition occurs, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of (i) the five-year period ending on the date of the sale or other taxable disposition or (ii) the Non-U.S. Holder’s holding period for our common stock. If we were to become a USRPHC and our common stock were not considered to be “regularly traded on an established securities market” during the calendar year in which the relevant disposition by a Non-U.S. Holder occurs, such Non-U.S. Holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a sale or other taxable disposition of our common stock, and a 15% withholding tax would apply to the gross proceeds from such disposition. Any amounts withheld may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock generally will not be subject to backup withholding, provided that the applicable withholding agent does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person and the Non-U.S. Holder certifies its non-U.S. status by furnishing a valid IRS Form W-8BEN, W-8BEN-E, W-8ECI, W-8EXP or other applicable IRS form, or otherwise establishes an exemption. Information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Information reporting and, depending on the circumstances, backup withholding generally will apply (at a current rate of 24%) to the proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers, unless the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code and the rules and regulations promulgated thereunder (commonly referred to as “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, and, subject to the discussion of the proposed U.S. Treasury Regulations below, gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless: (i) the foreign financial institution undertakes certain diligence, reporting and withholding obligations; (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner; or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence, reporting and withholding requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), (ii) annually report certain information about such accounts and (iii) withhold 30% on certain payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States concerning FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock pursuant to the rules described above. Withholding with respect to gross proceeds from the disposition of property such as our common stock was previously scheduled to begin on January 1, 2019; however, such withholding has been eliminated under proposed U.S. Treasury Regulations, which can be relied on until final regulations become effective. There can be no assurance that final Treasury Regulations would provide an exemption from withholding taxes under FATCA for gross proceeds.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING (CONFLICTS OF INTEREST)

Evercore Group L.L.C., Citigroup Global Markets Inc. and Guggenheim Securities, LLC are acting as lead book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part, each underwriter named below has severally agreed to purchase, and we have agreed to sell to the underwriters, the number of shares of common stock set forth opposite the underwriter’s name in the following table:

Underwriter	Number of Shares
Evercore Group L.L.C.
Citigroup Global Markets Inc.
Guggenheim Securities, LLC
BofA Securities, Inc.
Robert W. Baird & Co. Incorporated
Raymond James & Associates, Inc.
William Blair & Company, L.L.C.

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares of our common stock included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares of our common stock (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares of our common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of our common stock sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $   per share. After the initial public offering of the shares of our common stock, if all of the shares of our common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us and the selling stockholders that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares of our common stock than the total number set forth in the table above, the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional 3,600,000 shares of our common stock at the public offering price less the underwriting discounts and commissions. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares of our common stock approximately proportionate to that underwriter’s initial purchase commitment set forth in the table above. Any shares of our common stock sold under the option will be sold on the same terms and conditions as the other shares of our common stock that are the subject of this offering.

In connection with this offering we will agree, subject to certain limited exceptions, not to sell, dispose of, or hedge, without the prior written consent of Evercore Group L.L.C. and Citigroup Global Markets Inc., the shares of our common stock or securities convertible into or exchangeable for shares of our common stock for 180 days following the offering and our directors, executive officers, and holders of substantially all of our capital stock and securities convertible into our capital stock, including the selling stockholders, will agree, subject to certain limited exceptions, not to sell, dispose of, or hedge, without the prior written consent of Evercore Group L.L.C. and Citigroup Global Markets Inc., 25% of the shares of our common stock or securities convertible into or exchangeable for shares of our common stock for 180 days, 25% of the shares of our common stock or securities convertible into or exchangeable for shares of our common stock for 360 days following the offering, 25% of the shares of our common stock or securities convertible into or exchangeable for shares of our common stock for 540 days following the offering and the remainder of the shares of our common stock or securities convertible into or exchangeable for shares of our common stock for 720 days following the offering.

Evercore Group L.L.C. and Citigroup Global Markets Inc., in their sole discretion, may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares of our common stock will be determined by negotiations among us, the selling stockholders and the representatives. Among the factors considered in determining the initial public offering price will be our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our Company. We cannot assure you, however, that the price at which the shares of our common stock will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares of common stock will develop and continue after this offering.

We have applied to list our common stock on the NYSE under the symbol “LYNX.”

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	No Exercise	Full Exercise
(dollars in thousands)
Paid by Our Company
Per Share	$	$
Total	$	$
Paid by the selling stockholders
Per Share	$	$
Total	$	$

We estimate that expenses payable by us in connection with this offering, exclusive of underwriting discounts and commissions, will be approximately $24,500,000. We have also agreed to reimburse the underwriters for certain of their expenses incurred in connection with this offering in an amount up to $    .

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ over-allotment option and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares of our common stock than they are required to purchase in this offering.

•	“Covered” short sales are sales of shares of our common stock in an amount up to the number of shares of our common stock represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of shares of our common stock in an amount in excess of the number of shares of our common stock represented by the underwriters’ over-allotment option.

•	Covering transactions involve purchases of shares either pursuant to the underwriters’ over-allotment option or in the open market.

•

To close a naked short position, the underwriters must purchase shares of our common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

•

To close a covered short position, the underwriters must purchase shares of our common stock in the open market or exercise the over-allotment option. In determining the source of shares of our common stock to close the covered short position, the underwriters will consider, among other things, the price of shares of our common stock available for purchase in the open market as compared to the price at which they may purchase shares of our common stock through the over-allotment option.

•	Stabilizing transactions involve bids of our common stock on the NYSE to purchase shares, as long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares of our common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise. The underwriters are not required to engage in any of these transactions and, if they do commence any, they may discontinue them at any time.

A prospectus in electronic format may be made available on websites maintained by one or more of the underwriters or their respective affiliates. The representatives may agree with us to allocate a number of shares of our common stock to underwriters for sale to their online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ or their respective affiliates’ websites and any information contained in any other website maintained by any of the underwriters or their respective affiliates is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors in this offering.

Conflicts of Interest

An affiliate of Citigroup Global Markets Inc. is an administrative agent and collateral agent under the New Credit Facility. As described in “Use of Proceeds,” net proceeds from this offering will be used to repay in part borrowings under the New Credit Facility and an affiliate of Citigroup Global Markets Inc. will receive 5% or more of the net proceeds of this offering due to the repayment of borrowings under the New Credit Facility. Therefore, such underwriter is deemed to have a conflict of interest within the meaning of FINRA Rule 5121. Accordingly, this offering is being conducted in accordance with Rule 5121, which requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this prospectus. Evercore Group L.L.C. has agreed to act as a qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 thereof. Evercore Group L.L.C. will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

Pursuant to Rule 5121, Citigroup Global Markets Inc. will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the account holder. See “Use of Proceeds” for additional information.

Other Relationships

The underwriters are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers, and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

The sellers of the shares of our common stock have not authorized and do not authorize the making of any offer of shares of our common stock through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares of our common stock as contemplated in this prospectus. Accordingly, no purchaser of the shares of our common stock, other than the underwriters, is authorized to make any further offer of the shares of our common stock on behalf of the sellers or the underwriters.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares of common stock have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of our common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with Regulation (EU) 2017/1129 (the “Prospectus Regulation”), except that offers of shares of common stock may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

a)	to any qualified investor as defined under the Prospectus Regulation;

b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation or publish an Annex IX document pursuant to Article 1(4) of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom (UK), no shares of common stock have been offered or will be offered pursuant to this offering to the public in the UK, except that offers of shares of common stock may be made to the public in the UK at any time:

a)	where (i) the offer is conditional on the admission of the shares of common stock to trading on the London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(a) of

Schedule 1 of the POATR) or (ii) the shares of common stock being offered are at the time of the offer already admitted to trading on the London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(b) of Schedule 1 of the POATR);

b)	to any qualified investor as defined in paragraph 15 of the POATR;

c)	to fewer than 150 persons (other than qualified investors as defined in paragraph 15 of Schedule 1 of the POATR), subject to obtaining the prior consent of the representatives for any such offer; or

d)	at any time in other circumstances falling within Part 1 of schedule 1 of the POATR.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in the UK means the communication to any person which presents sufficient information on, the shares of common stock to be offered and the terms on which they are to be offered, to enable an investor to decide to buy or subscribe for the shares of common stock, and the expression “POATR” means Public Offers and Admissions to Trading Regulations 2024.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares of our common stock described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares of our common stock have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares of our common stock has been or will be:

a)	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

b)	used in connection with any offer for subscription or sale of the shares of our common stock to the public in France.

Such offers, sales and distributions will be made in France only:

a)	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

b)	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

c)	in a transaction that, in accordance with article L.411-2-II-1° -or- 2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares of our common stock may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares of our common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of our common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares of our common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for reoffering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares of our common stock were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (SFA)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Singapore SFA Product Classification: In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of the shares of our common stock, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares of our common stock are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Switzerland

The offering of the shares of common stock in Switzerland is exempt from requirement to prepare and publish a prospectus under the Swiss Financial Services Act (“FinSA”) because such offering is made to professional clients within the meaning of the FinSA only, and the shares of common stock will not be admitted to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. This document does not constitute a prospectus pursuant to the FinSA, and no such prospectus has been or will be prepared for or in connection with the offering of the shares of common stock.

Notice to Prospective Investors in Dubai International Financial Centre (“DIFC”)

This prospectus relates to an exempt offer which is not subject to any form of regulation or approval by the Dubai Financial Services Authority (the “DFSA”). The DFSA has not approved this prospectus nor has any responsibility for reviewing or verifying any document or other documents in connection with the offering. Accordingly, the DFSA has not approved this prospectus or any other associated documents nor taken any steps to verify the information set out in this prospectus, and has no responsibility for it.

The shares of common stock have not been offered and will not be offered to any persons in the DIFC except on the basis that an offer is:

(i)	an “Exempt Offer” in accordance with the Markets Rules (MKT) Module of the DFSA Rulebook; and

(ii)	made only to persons who meet the “Deemed Professional Client” criteria set out in Rule 2.3.4 of the Conduct of Business (COB) module of the DFSA Rulebook, who are not natural persons.

Notice to Prospective Investors in Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal, that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions, and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This offering document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise, or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This offering document contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering document is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Willkie Farr & Gallagher LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements of Lyntris Inc. as of December 31, 2025 and 2024 and for each of the years then ended have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report thereon and included herein, which, for the year ended December 31, 2024, is based in part on the report of Crowe LLP, independent registered public accounting firm, on the financial statements of TCFII NHT LLC (a consolidated subsidiary of Lyntris Inc.) for the year ended December 31, 2024, not separately presented herein. The audited consolidated financial statements of Lyntris Inc. included in this prospectus and elsewhere in this registration statement have been so included in reliance upon the reports of Grant Thornton LLP, independent registered public accounting firm and Crowe LLP, independent registered public accounting firm, upon authority of the said firms as experts in accounting and auditing.

CHANGES IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Prior to the Combination, TCFII NHT LLC (“Vitesse”) engaged Crowe LLP as its independent registered public accounting firm. Crowe LLP had served as the auditor for Vitesse since 2018 and audited the consolidated financial statements of Vitesse as of and for the year ended December 31, 2024.

We engaged Grant Thornton LLP on April 7, 2026 as our independent registered public accounting firm to audit the Company’s consolidated financial statements for the years ended December 31, 2025 and 2024. As a result of the Combination, the Company’s consolidated financial statements were prepared to reflect the retrospective combination of Accelint and Vitesse as if the Company had been a combined company from January 1, 2024. As a result of the Combination, Vitesse became a significant subsidiary of the Company.

At the same time that we engaged Grant Thornton LLP on April 7, 2026 to audit the Company’s consolidated financial statements for the years ended December 31, 2025 and 2024, we informed Crowe LLP that it would be dismissed as Vitesse’s independent registered public accounting firm, effective upon the issuance of Crowe LLP’s report on the consolidated financial statements of Vitesse as of and for the year ended December 31, 2024. The decision to dismiss Crowe LLP as the independent registered public accounting firm for Vitesse and to engage Grant Thornton LLP as our independent registered public accounting firm was approved by Vitesse’s and the Company’s boards of directors, respectively.

The audit report of Crowe LLP on Vitesse’s financial statements as of December 31, 2024 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. Furthermore, during the fiscal years ended December 31, 2025 and 2024, and the subsequent interim period through June 9, 2026, there were no (i) “disagreements,” within the meaning of Item 304(a)(1)(iv) of Regulation S-K and related instructions thereto, with Crowe LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Crowe LLP, would have caused it to make a reference in connection with its opinion to the subject matter of the disagreement; or (ii) “reportable events,” within the meaning of Item 304(a)(1)(v) of Regulation S-K and related instructions thereto, other than the following material weaknesses with respect to Vitesse’s internal controls over financial reporting described below:

•

Vitesse did not design and maintain effective process-level controls over certain key business processes supporting its financial reporting, including controls that are sufficiently precise, performed consistently and timely, and formally documented;

•	Vitesse did not design and maintain sufficient segregation of duties over the performance of certain financial close processes, including over the review and approval of manual journal entries;

•

Vitesse did not design and maintain effective information technology general controls for certain information systems supporting its key financial reporting processes, including segregation of duties, security administration and change management; and

•	Vitesse did not design and maintain effective process-level controls for identifying and assessing existing and potential transactions with related parties.

The Board of Directors discussed the reportable event described above with Crowe LLP. Vitesse has authorized Crowe LLP to respond fully to the inquiries of Grant Thornton LLP concerning the subject matter of the reportable event.

During the fiscal years ended December 31, 2025 and December 31, 2024 and the subsequent interim period through June 9, 2026, neither we, nor anyone acting on our behalf, consulted with Grant Thornton LLP regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided to the Company by Grant Thornton LLP that Grant Thornton LLP concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K, or a reportable event within the meaning of Item 304(a)(1)(v) of Regulation S-K.

We provided Crowe LLP with a copy of the foregoing disclosures prior to the filing of this prospectus and requested that Crowe LLP provide a letter addressed to the SEC, a copy of which is attached hereto as Exhibit 16.1, stating whether it agrees with such disclosures and, if not, stating the respects in which it does not agree.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov/edgar.

We currently do not file periodic reports with the SEC. On the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for review at the website of the SEC referred to above.

We also maintain a website at https://www.lyntris.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference. Upon completion of this offering, you may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Lyntris Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Lyntris Inc. (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of Crowe LLP, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We did not audit the 2024 financial statements of TCFII NHT LLC, a wholly-owned subsidiary, whose financial statements reflect total assets constituting 46 percent of consolidated total assets as of December 31, 2024, and total revenues constituting 29 percent of consolidated total revenues for the year ended December 31, 2024. Those 2024 financial statements were audited by Crowe LLP, whose report has been furnished to us, and our opinion, insofar as it relates to the 2024 amounts included for TCFII NHT LLC, is based solely on the report of Crowe LLP.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits and the report of Crowe LLP provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2026.

Philadelphia, Pennsylvania

June 9, 2026 (except for Note 15, Segments, and the “Common Control Combination” and “Reverse Stock Split” sections of Note 1, as to which the date is July 23, 2026)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members and the Board of Directors of TCFII NHT LLC

Newark, California

Opinion on the Financial Statements

We have audited the consolidated balance sheet of TCFII NHT LLC (the “Company”) as of December 31, 2024, the related consolidated statement of operations, changes in members’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”) which financial statements are not included in this registration statement. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ CROWE LLP

We have served as the Company’s auditor since 2018.

Dallas, Texas

June 9, 2026

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2025 AND 2024

	As of December 31,
	2025	2024
(in thousands)
Assets
Current assets
Cash	$19,148	$9,863
Restricted cash	3,490	590
Accounts receivable, net	82,872	52,854
Inventories, net	17,937	17,003
Other current assets	24,928	16,816

Current assets	148,375	97,126
Property, plant and equipment, net	67,770	69,165
Goodwill	187,319	175,554
Intangible assets, net	57,968	58,190
Right-of-use assets	2,151	1,379
Other assets	12,928	11,683

Total assets	$476,511	$413,097

Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$29,384	$19,903
Deferred revenue	30,029	31,567
Other current liabilities	32,683	33,213
Current portion of long-term debt	3,587	3,207
Operating lease liabilities, current	775	396
Finance lease liabilities, current	4,025	3,736

Current liabilities	$100,483	$92,022
Long-term debt, net of current portion and deferred financing costs	281,114	249,931
Operating lease liabilities, noncurrent	1,563	1,159
Finance lease liabilities, noncurrent	35,726	35,187
Other long-term liabilities	2,773	787

Total liabilities	$421,659	$379,086
Commitments and contingencies (Note 14)
Common stock, $0.001 par value per share; 1,000,000,000 shares authorized; 104,359,953 and 94,602,696 shares issued and outstanding as of December 31, 2025 and 2024, respectively	104	94
Additional paid in capital	138,842	109,553
Accumulated deficit	(84,094)	(75,636)
Total stockholders’ equity	54,852	34,011

Liabilities and stockholders’ equity	$476,511	$413,097

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Year Ended December 31,
	2025	2024
	(in thousands except per share data)
Revenue	$388,943	$333,955
Cost of revenue	273,829	233,602

Gross profit	$115,114	$100,353

Operating expenses:
Selling, general and administrative expenses	$77,540	$81,958
Depreciation and amortization	12,742	13,474

Total operating expenses	$90,282	$95,432

Operating income	$24,832	$4,921

Other expense:
Interest expense, net	$33,750	$34,685

Total other expense	$33,750	$34,685

Loss before provision for (benefit from) income taxes	$(8,918)	$(29,764)
Provision for (benefit from) income taxes	(460)	1,253

Net loss	$(8,458)	$(31,017)
Net loss per share of common stock attributable to common shareholders
Basic and Diluted	$(0.09)	$(0.33)
Weighted average shares used in computing net loss per share of common stock
Basic and Diluted	98,843	94,004

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Shares	Amount	Additional paid-in capital	Accumulated Deficit	Total Stockholders’ Equity
(in thousands)
Balance as of January 1, 2024	93,421	$93	$105,808	(44,619)	$61,282
Contributions from parent	—	—	3,000	—	3,000
Distributions	—	—	(57)	—	(57)
Issuance of equity as compensation	1,182	1	802	—	803
Net Loss	—	—	—	(31,017)	(31,017)

Balance as of December 31, 2024	94,603	$94	$109,553	$(75,636)	$34,011

Contributions from parent	8,810	$9	$28,213	$—	$28,222
Issuance of common stock upon acquisition of Venator	197	0	500	—	500
Issuance of equity as compensation	750	1	576	—	577
Net loss	—	—	—	(8,458)	(8,458)

Balance as of December 31, 2025	104,360	$104	$138,842	$(84,094)	$54,852

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Year Ended December 31,
(in thousands)	2025	2024
Operating activities
Net income (loss)	$(8,458)	$(31,017)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	22,268	22,432
Amortization of deferred contract costs	13,456	7,862
Amortization of debt issuance costs and debt discount	1,214	1,077
Provision for deferred income taxes	(611)	(1,609)
Noncash equity-based compensation expense	577	803
Changes in fair value of contingent liability	—	3,600
Net change in ROU assets and lease liabilities	(667)	(332)
Changes in operating assets and liabilities, net of effect of acquisitions:	—	—
Accounts receivable, net	(26,001)	(5,238)
Inventories	(606)	(270)
Other current assets	(6,499)	4,761
Other assets	(13,812)	(19,472)
Accounts payable	8,771	1,688
Other current liabilities	(7,408)	(2,134)
Deferred revenue	(3,135)	7,933

Net cash from operating activities	$(20,911)	$(9,916)

Investing activities
Purchases of property, plant and equipment	$(3,858)	$(5,408)
Purchases of intellectual property and capitalized software	(2,892)	(3,043)
Cash paid for acquisitions, net of cash acquired	(16,410)	—

Net cash from investing activities	$(23,160)	$(8,451)

Financing activities
Proceeds from issuance of long-term debt	$16,890	$1,500
Repayment of long-term debt	(2,350)	(2,350)
Proceeds from revolver	16,643	11,500
Repayment of revolver	—	(9,000)
Payment of debt issuance costs	(283)	(513)
Equipment financing arrangements	(640)	2,133
Payments of finance lease obligations	(2,226)	(1,471)
Distributions	—	(57)
Contributions from parent	28,222	3,000
Net cash from financing activities	$56,256	$4,742

Net increase (decrease) in cash	$12,185	$(13,625)
Cash - beginning of period	10,453	24,078
Cash and restricted cash - end of period	$22,638	$10,453

Reconciliation of cash and restricted cash
Cash	$19,148	$9,863
Restricted cash	3,490	590
Cash and restricted cash - end of period	$22,638	$10,453

Supplemental disclosure of cash flow information
Cash paid for interest	$29,968	$31,850
Cash paid for income taxes	$995	$2,545
Supplemental disclosure of noncash investing and financing activities
Contingent consideration issued for acquisitions	$3,970	$—
Equity issued for acquisitions	$500	$—
Noncash discount on term loan borrowings	$2,186	$2,325

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

1. Formation and Nature of Business

Lyntris Inc. (the “Company” or “Lyntris”) is a leading defense technology company delivering “sense-to-act” connectivity solutions for the modern, connected battlespace. Our sense-to-act connectivity solutions are a mutually enabling set of interconnecting subsystems that represent the critical technology sublayer for military customers. Our solutions enable warfighters to detect threats earlier, decide faster and act with precision in contested, multi-domain environments.

Our solutions are deployed across three high-growth core missions: Maritime Domain Awareness; Air & Missile Defense; and Space Intelligence, Surveillance, Reconnaissance (“ISR”) & Resilient Communications. We believe that our differentiated technology, proprietary intellectual property and more than 40 years of heritage create a difficult-to-replicate position as a differentiated merchant supplier across mission-critical Sensor Architecture, Sensor Hardware and Data & Software.

(a) Common Control Combination

We were formed through the combination (the “Combination”) of TCFIV FS LLC (“Accelint”), and TCFII NHT LLC (“Vitesse”), two complementary businesses under the common control of Trive Capital Holdings LLC (“Trive Capital”), which was completed on May 7, 2026. Trive Capital obtained control of Accelint and Vitesse on November 9, 2022 and December 21, 2018, respectively, through the acquisition of a majority of the outstanding equity interests of each company.

The Combination was accounted for as a common control transaction in accordance with ASC 805-50. The consolidated financial statements included herein are those of Lyntris Inc. and have been retrospectively combined to reflect the Combination between Accelint and Vitesse as though the businesses had operated as a single entity. In these notes, the terms “we,” “our,” the “Company” and “us” refer to Lyntris Inc. and its combined subsidiaries.

We are headquartered in the greater Washington D.C. area, with more than 1,000 employees as of December 31, 2025.

(b) Reverse Stock Split

On July 17, 2026, the Company effected a reverse stock split of its issued and outstanding shares of common stock (“2026 Stock Split”). All share and per share information has been retroactively adjusted to reflect the 2026 Stock Split for all periods presented.

(c) Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), including guidance contained in the Accounting Standards Codification (“ASC”), and include the accounts of our Company and our wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The accompanying financial statements reflect the combined operations of our businesses for all periods presented as if the common control transaction had occurred on January 1, 2024, in accordance with the common control guidance under ASC 805-50, Business Combinations.

Segment Reporting

We determine our operating segments based on our organizational structure and the information regularly reviewed by our chief operating decision-maker (“CODM”). In February 2026 we began the process of the Combination that ultimately closed on May 7, 2026. In March 2026 we identified the CODM of Lyntris, our chief executive officer, and began operating the combined business. This change resulted in a reevaluation of operating segments. Our chief executive officer reviews financial information presented on a consolidated basis for purposes of assessing financial performance and allocating resources. Our CODM uses Net Income to assess the return on assets, determine investment opportunities and monitor budget versus actual results. Based on these factors, we concluded that we operate and manage our business as a single operating segment. As such, this change in operating segments has been reflected in the accompanying financial statements for all periods as if the Combination occurred on January 1, 2024.

Use of Estimates

In preparing the consolidated financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Our accounting estimates include, but are not limited to, amounts recognized in revenue for contracts accounted for over time, the fair values of assets acquired and liabilities assumed in business combinations, the fair value of contingent consideration in connection with business combinations, the fair value and useful lives of depreciable tangible assets and identifiable intangible assets, goodwill impairment assessments, share-based compensation, allowance for credit losses, incremental borrowing rates for lease measurement, inventory valuation and income taxes. Actual results could differ from these estimates.

Cash and Cash Equivalents

We consider all investments with an original maturity of three months or less when purchased to be cash equivalents. Our cash is held at several financial institutions, and at times, the balances may exceed government-insured limits in the jurisdiction where the balance is held. Cash equivalents consist of amounts invested in money market funds.

Restricted Cash

Restricted cash represents amounts held by us that are contractually restricted as to withdrawal or use. Such amounts consist of (i) funds payable to a seller in connection with a prior acquisition, to be released at the seller’s discretion, and (ii) cash pledged in connection with bonds issued under a customer contract, which are to be released upon the achievement of specified contractual milestones.

Accounts Receivable

Accounts receivable includes amounts billed and currently due from customers, including amounts related to delivered solutions and milestone billings under contractual arrangements. Accounts receivable are recorded at the invoiced amount and do not bear interest. Also included within accounts receivable are unbilled receivables for which our rights to consideration are unconditional and only the passage of time is required before consideration is due. Unbilled receivables included within accounts receivable were $28.0 million and $14.5 million as of December 31, 2025 and 2024, respectively. On a periodic basis, we evaluate our accounts receivable to determine any credit losses based on specific information about customer accounts, the history of past write-offs and current credit conditions. Allowances for credit losses related to accounts receivable were not significant as of December 31, 2025 and 2024.

Inventory

Inventory is valued at the lower of cost or net realizable value, using the first-in, first-out method. Provisions are made to reduce excess and obsolete inventory to their estimated net realizable value. The process of evaluating the value of excess and obsolete inventory requires us to make judgments and estimates concerning the future sales levels, quantities and prices at which such inventory will be sold in the normal course of business.

Debt Issuance Costs

Debt issuance costs associated with our term loans are recorded as contra-liabilities within long-term debt, net of current maturities and unamortized debt issuance costs in the consolidated balance sheet. Debt issuance costs associated with our revolving line of credit are recorded as other assets in the consolidated balance sheet and will be amortized on a straight-line basis over the life of the revolver. The debt issuance costs are being accreted through interest expense, using the effective interest method, through maturity of the debt.

Concentrations of Credit Risk

Cash equivalents primarily consist of money market funds with original maturities of three months or less, which are invested primarily with U.S. financial institutions. Cash deposits with financial institutions generally exceed federally insured limits. Management believes minimal credit risk exists with respect to these financial institutions, and we have not experienced any losses on such amounts. We believe we are not exposed to any significant credit risk on cash.

We mitigate our credit risks by performing ongoing credit evaluations of our customers’ financial conditions and requiring customer advance payments in certain circumstances. As of December 31, 2025 and 2024, there were two customers, respectively, that accounted for more than 10%, individually, of our outstanding gross receivable balance. For the years ended December 31, 2025 and 2024, there were no customers that accounted for more than 10%, individually, of our total revenue.

For the years ended December 31, 2025 and 2024, approximately 97% and 100%, respectively, of our total revenue was derived from U.S. contracts, substantially all of which was directly or indirectly with the U.S. government.

Property, Plant and Equipment, net

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the underlying asset. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. Useful lives used to depreciate our property, plant and equipment are assessed periodically and are adjusted when warranted. Major additions and improvements are capitalized, while routine replacements, repairs and maintenance that do not extend the life of an asset are expensed as incurred. The cost of assets retired, or otherwise disposed of, and the accumulated depreciation or amortization thereon are removed from the accounts with any gain or loss realized upon sale or disposal charged to the consolidated statement of operations. The estimated useful lives of our property, plant and equipment are as follows:

Asset type	Useful life
Computers and software	1 – 5 years
Buildings and improvements	5 – 38 years
Machinery and equipment	3 – 20 years
Furniture, fixtures and equipment	2 – 7 years
Leasehold improvements	Shorter of lease term or useful life

Business Combinations

Business combinations are accounted for at fair value under the acquisition method of accounting in accordance with ASC 805, Business Combinations (“ASC 805”). Acquisition costs are expensed as incurred and recorded in selling, general and administrative expenses in the accompanying consolidated statement of operations. Measurement period adjustments are made in the period in which the amounts are determined, and the current period income effect of such adjustments will be calculated as if the adjustments had been completed as of the acquisition date. The accounting for business combinations requires estimates and judgment as to expectations for future cash flows of the acquired business, and the allocation of those cash flows to identifiable intangible assets, in determining the estimated fair value for assets acquired and liabilities assumed. The fair values assigned to tangible and intangible assets acquired and liabilities assumed, are based on management’s estimates and assumptions, as well as other information obtained by management, including valuations that utilize standard valuation procedures and techniques. If the actual results differ from the estimates and judgments used in these estimates, the amounts recorded in the financial statements may change, including adjustments to the fair values of assets acquired and liabilities assumed or changes to the carrying amount of goodwill. Please refer to Note 2, Acquisitions for additional discussion of the acquisitions.

Transactions between entities under common control are accounted for in accordance with ASC 805. The assets and liabilities transferred are recognized at their historical carrying amounts, and no goodwill or step-up to fair value is recorded. We retrospectively combine the financial statements of the combining entities as if they had been under common control for all periods presented. Accordingly, the consolidated financial statements reflect the assets, liabilities, revenues, and expenses of the combining entities at their historical carrying amounts for all periods presented. Any difference between the consideration transferred and the carrying amounts of the net assets received is recorded as an adjustment to equity.

Goodwill and Intangible Assets

Intangible assets have either an identifiable or indefinite useful life. Intangible assets are recorded at cost or when acquired as part of a business combination at estimated fair value. Intangible assets with identifiable useful lives are amortized on a straight-line basis over their economic or legal life, whichever is shorter.

Our definite-lived intangible assets consist primarily of trade names and trademarks, backlog, customer contract renewals and developed technology. The useful lives of these intangible assets range from less than a year to ten years. Our indefinite-lived intangible assets consist of in-process research and development (“IPR&D”) acquired through multiple business combinations, that have been determined to have alternative future uses in accordance with ASC 350, Intangibles—Goodwill and Other (“ASC 350”), and are capitalized as an indefinite-lived intangible asset until the completion of the related research and development activities in accordance with ASC 350 or the determination that impairment is necessary. If the related research and development are completed, the asset is reclassified as a definite-lived asset at the time of completion and is amortized over its estimated useful life as research and development costs in accordance with ASC 730, Research and Development and ASC 350.

Indefinite-lived IPR&D is not subject to amortization but is tested annually on October 1 for impairment or more frequently if there are indicators of impairment. For additional information regarding goodwill and intangible assets, see Note 6, Goodwill and Intangible Assets, Net.

We assess the carrying value of our goodwill for impairment annually on October 1, or whenever events or changes in circumstances indicate that the carrying value may not be fully recoverable. We assess our impairment at the reporting unit level. Reporting units are identified for impairment testing purposes based upon the existence of discrete financial information within an operating segment which is regularly reviewed by the segment manager. We have determined that, both before and after the change in operating segments, our business is comprised of two reporting units, Accelint and Vitesse. When evaluating goodwill for impairment, we first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we compare the fair value of the reporting unit to its respective carrying amount, as described in ASC 350. Any excess of the carrying amount over the fair value would be charged to operations as an impairment loss. During the years ended December 31, 2025 and 2024, we did not record any impairment charges with respect to our goodwill.

For indefinite-lived IPR&D, we first perform a qualitative assessment by evaluating all relevant events and circumstances to determine if it is more likely than not that the IPR&D is impaired; this includes considering triggering events and the potential effect on significant inputs to determining the fair value of the IPR&D. When it is more likely than not that an IPR&D’s fair value does not exceed its carrying value, then we perform a quantitative impairment test by which the impairment loss is measured as the amount by which the carrying amount of the IPR&D exceeds its fair value. We also evaluate the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset shall be tested for impairment in accordance with ASC 350. That intangible asset shall then be amortized prospectively over its estimated remaining useful life and accounted for in the same manner as other intangible assets that are subject to amortization. During the years ended December 31, 2025 and 2024, we did not record any impairment charges with respect to IPR&D.

Impairment of Long-Lived Assets

When circumstances warrant, we review the carrying amounts of our property, plant and equipment and definite-lived intangible assets to determine whether such carrying amounts continue to be recoverable. For purposes of impairment testing, long-lived assets are grouped at the lowest level for which cash flows are largely independent of other assets and liabilities, generally at or below the reporting unit level. If the carrying amount of the asset or asset group is greater than the expected undiscounted cash flows to be generated by such asset or asset group, an impairment adjustment is recognized. Such adjustment is measured by the amount that the carrying value of such asset or asset group exceeds its fair value, which, if necessary, is determined using various valuation techniques including discounted cash-flow models. During the years ended December 31, 2025 and 2024, we did not record any impairment charges with respect to our property, plant and equipment.

Capitalized Software Held for Internal Use

We capitalize costs of software held for internal use during the application development stage of a project and amortize those costs using the straight-line method over their estimated useful lives, not to exceed 5 years. As of December 31, 2025 and 2024, capitalized software held for internal use was $4.6 million and $4.3 million, respectively and is included in Other assets in our consolidated balance sheets. Costs incurred during the preliminary project and post-implementation stages are expensed as incurred.

Leases

An arrangement is determined to be a lease at inception if it conveys the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration. We account for our leases under ASC 842, Leases (“ASC 842”). Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases and are recorded on the consolidated balance sheets as both a right-of-use (“ROU”) asset and lease liability, calculated by discounting fixed-lease payments over the lease term at the rate implicit in the lease or our incremental borrowing rate when the rate implicit in the lease is not readily determinable. The incremental borrowing rate represents the rate we would have to pay to borrow, on a collateralized basis and over a similar term, an amount equal to the lease payments in a similar economic environment.

We evaluate leases at their inception to determine if they are to be accounted for as operating leases or finance leases. A lease is accounted for as a finance lease if it meets one of the following five criteria: (i) the lease has a purchase option that is reasonably certain of being exercised, (ii) the present value of the future cash flows is substantially all of the fair market value of the underlying asset, (iii) the lease term is for a significant portion of the remaining economic life of the underlying asset, (iv) the title to the underlying asset transfers at the end of the lease term, or (v) if the underlying asset is of such a specialized nature that it is expected to have no alternative uses to the lessor at the end of the term. Leases that do not meet the finance lease criteria are accounted for as operating leases.

ROU operating lease assets include lease payments made at or before the lease commencement date, net of any lease incentives. Our lease agreements may include options to extend the lease term or terminate it early; we include options to extend or terminate leases in the ROU operating lease asset and liability when it is reasonably certain we will exercise these options. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term.

In calculating the ROU assets and lease liabilities, we elected the practical expedient to combine lease and non-lease components for leases of real estate. Additionally, we exclude short-term leases having initial terms of 12 months or less as an accounting policy election and recognizes rent expense on a straight-line basis over the lease term. Variable lease expenses, if any, are recorded when incurred.

We evaluate ROU assets for impairment consistent with our property, plant and equipment policy.

Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with ASC 820, Fair Value Measurement (“ASC 820”), we use the fair value hierarchy, which prioritizes the inputs used to measure fair value. The hierarchy, as defined below, gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are set forth below:

Level 1	Observable inputs such as quoted prices in active markets for identical assets or liabilities.

Level 2	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active or inputs other than the quoted prices that are observable either directly or indirectly for the full term of the assets or liabilities.

Level 3	Unobservable inputs in which there is little or no market data and that are significant to the fair value of the assets or liabilities.

Nonrecurring Valuations

In accordance with ASC 820, certain assets are measured at fair value on a nonrecurring basis. These assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances or when a triggering event occurs, which may require that we make fair value estimates as of the applicable valuation date that are based upon assumptions that we believe to be reasonable, but are inherently uncertain. These nonrecurring valuations include (i) the application of acquisition accounting, and (ii) the valuation of long-lived assets such as property, plant and equipment and goodwill, as necessary, each of which uses significant unobservable inputs under Level 3 of the fair value hierarchy. The change in the fair value of contingent consideration liabilities is recorded as selling, general and administrative expenses in our consolidated statement of operations.

During the years ended December 31, 2025 and 2024, we did not perform any significant nonrecurring fair value measurements in relation to impairment assessments of our property, plant and equipment and goodwill. For additional information regarding our application of ASC 805, see Note 2, Acquisitions.

Goodwill: When performing quantitative assessments for goodwill impairment testing, we measure the amount of potential impairment by calculating the amount by which the carrying value of the reporting unit exceeds its estimated fair value. For additional information, refer to Note 7, Goodwill and Intangibles, Net.

Share-based compensation: We measure compensation cost for share-based awards at fair value on the grant date and recognizes expense on a straight-line basis over the requisite service period or upon achievement of requisite performance conditions. The fair value upon grant date is determined using an estimated fair value of our Company and an option pricing model framework. For additional information, refer to Note 11, Share-Based Compensation.

The estimated fair value used in the evaluation of impairment and determination of grant date fair value is determined based on a variety of factors, including discount rates, market multiples or expectations of future performance.

The following fair value hierarchy presents information about our assets and liabilities measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3
	(dollars in thousands)
Liabilities
Contingent consideration	—	—	$3,970

Total at December 31, 2025	—	—	3,970
Liabilities
Contingent consideration	—	—	$12,000

Total at December 31, 2024	—	—	$12,000

As of December 31, 2025 and 2024 the balance of contingent consideration liabilities included as accrued liabilities within other liabilities on the consolidated balance sheets was $4.0 million and $12.0 million, respectively. The $12.0 million liability balance as of December 31, 2024 was settled in 2025 and we entered into two new business combinations for which liabilities totaling $4.0 million were established. Contingent consideration liabilities are remeasured at fair value at each reporting period. For additional information on the nature of the earn out liabilities refer to Note 2, Acquisitions.

The fair value of the contingent consideration liabilities are estimated based on the monetary value of specified payment milestones discounted for the probability of achieving the milestone and a present value factor based on the timing of when the milestone is expected to be achieved. The value for the contingent consideration balance is based on significant inputs not observable in the market which represents Level 3 measurement within the fair value hierarchy.

The carrying values of cash, accounts receivable, accounts payable and variable rate debt approximate fair value due to their short-term nature or market-based interest rates.

Revenue Recognition

We recognize revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). This standard applies to all contracts with customers.

To determine revenue recognition for arrangements that are determined to be within the scope of ASC 606, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligation(s) in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation(s) in the contract; and (v) recognize revenue when (or as) the entity satisfies performance obligations. We apply the five-step model to contracts when it is probable that we will collect the consideration we are entitled to in exchange for the solutions we transfer to the customer. Once there is a legally enforceable contract between us and our customer (e.g., the rights of the parties are identified, the contract has commercial substance and collectability of the contract consideration is probable), we assess the promises within each contract and evaluate whether each promise is capable of being distinct and distinct in the context of the contract. Promises that are determined to be distinct are identified as performance obligations. We then recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied over time or at a point in time. We do not believe that there is significant judgment in determining the timing of the satisfaction of performance obligations. We do not adjust the amount of consideration for any effects of a significant financing component, if present, for those contracts in which we expect the time period between the transfer of the solutions, and the payment of the solutions, to be one year or less.

Contract modifications, typically executed through customer-approved purchase order revisions or contract amendments, are accounted for in accordance with ASC 606 based on the nature of the remaining performance obligations and pricing relative to standalone selling prices, including treatment as separate contracts, prospective adjustments or cumulative catch-up adjustments. Amounts representing discounts on previously satisfied performance obligations are recognized as variable considerations and recorded as reductions of revenue in the period of modification.

We determine standalone selling prices at contract inception using observable prices specified in customer purchase orders, which represent the best estimate of standalone selling price given that solutions are customized and not interchangeable across contracts. Transaction price is allocated to performance obligations based on relative standalone selling price (or entirely to a single obligation, if applicable), with no use of residual or variable allocation methods. For U.S. Government and Foreign Military Sales (“FMS”) contracts subject to Federal Acquisition Regulation (“FAR”), stated contract prices generally approximate standalone selling prices.

A significant portion of our contracts are long-term contracts with the United States government agencies or other commercial clients that can extend over several years. For contract performance obligations that are satisfied over time, we generally use input methods to measure progress. The use of input methods results in recognition of revenue on the basis of our efforts toward the satisfaction of the performance obligation.

We utilize the cost-to-cost measure of progress for our fixed-fee and cost-plus-fixed-fee priced contracts, as customers obtain the benefits of such solutions as solutions are delivered. Under the cost-to-cost measure of progress, the extent of progress toward completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation.

For time and materials contracts, we have a right to consideration from customers in an amount that corresponds directly with the costs incurred to date. Therefore, we have elected to use the right to invoice as the practical expedient for time and materials contracts.

For certain contracts, revenue is recognized at a point in time when control of the solution transfers to the customer, which is generally upon shipment or delivery, depending on the terms of the arrangement. Revenue is derived from solution sales recognized at a point in time.

We have elected to account for shipping and handling activities as fulfillment activities rather than as separate performance obligations.

Contract Balances

Contract Assets

Contract assets reflect performance obligations satisfied, and revenue recognized in advance of customer billings when our rights to consideration are conditioned on factors other than the passage of time. Contract assets become trade receivables once our rights to consideration become unconditional. These rights are considered unconditional if only the passage of time is required before payment of that consideration is due.

Contract Liabilities

Contract liabilities reflect consideration received in advance of the satisfaction of a performance obligation under a contract with a customer and are recognized as revenue when the related performance obligations are satisfied. The portion of contract liabilities that is anticipated to be recognized as revenue during the succeeding 12-month period is recorded as deferred revenue, current, and the remaining portion is recorded as deferred revenue, noncurrent.

Costs to Obtain and Fulfill a Contract

Incremental costs of obtaining a contract include only those costs that are directly related to the acquisition of contracts, including sales commissions, and that would not have been incurred if the contract had not been obtained. We recognize an asset for the incremental costs of obtaining a contract with a customer if it expects to recover such costs, and the amortization period is greater than one year. Costs to obtain contracts were not material for the years ended December 31, 2025 and 2024.

We also recognize an asset for the costs to fulfill a contract with a customer if the costs are specifically identifiable, generate or enhance resources used to satisfy future performance obligations, and are expected to be recovered. These costs are amortized to cost of revenue over the noncancelable terms of the related customer contract. We periodically review the carrying amount of deferred contract costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit.

Cost of Revenue

Cost of revenue primarily includes direct labor, materials, subcontractor costs, manufacturing overhead, depreciation on production equipment, travel costs, allocated fringe benefits and other direct costs, as well as overhead allocations. Depreciation expense included within cost of revenue was $9.5 million and $8.9 million for the years ended December 31, 2025 and 2024, respectively.

Sales Tax

We record the amounts collected for sales taxes as a current liability and relieve such liability upon remittance to the taxing authorities without impacting revenue or expenses.

Income Taxes

We account for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. We recognize the effect on deferred tax assets and liabilities of a change in tax rates within the provision for (benefit from) income taxes in the period that includes the enactment date. We evaluate the likelihood of future realization of our deferred tax assets based on all available evidence and establish a valuation allowance to reduce deferred tax assets when it is more likely than not that they will not be realized.

We recognize the financial statement effects of a tax position when it is more likely than not that, based on technical merits, the position will be sustained upon examination. The tax benefits of the position recognized in the financial statements are then measured, based on the largest amount of benefit that is greater than 50% likely to be realized upon settlement with a taxing authority. We recognize interest and penalties related to unrecognized tax benefits as a component of the income tax provision.

Prior to the Combination, certain entities within our Company were treated as pass-through entities for U.S. federal and state income tax purposes, and accordingly income taxes were the responsibility of the members rather than the entity; such entities are now included within the combined tax structure of our Company. Prior to the Combination, these pass-through entities generated pre-tax losses and had such entities historically been subject to corporate-level income tax, the resulting deferred tax benefit (and deferred tax assets) associated with those losses would have been offset by valuation allowance based on management’s assessment of realizability, consistent with the treatment applied to the Company’s other taxable entities. Accordingly, the Company does not believe that presenting these entities as taxable corporations in the historical periods would have materially affected the reported income tax provision, effective tax rate, net deferred tax position, or net loss attributable to the Company.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This standard aims to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. We adopted ASU 2023-07 and have incorporated additional disclosures in Note 14, Segments.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. ASU 2023-09 is effective for public entities with annual periods beginning after December 15, 2024, with early adoption permitted. An entity may apply the amendments in this ASU prospectively or retrospectively. We adopted ASU 2023-09 on a retrospective basis for all periods presented, with all prior period disclosures recast to reflect the revised requirements. As a result of this adoption, we have incorporated additional disclosures in Note 12—Income Taxes.

In March 2024, the FASB issued ASU 2024-01, Compensation-Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards, which clarifies the scope of “Profits Interest” and similar awards and adds an illustrative example to the existing ASC 718 standard that includes four fact patterns to demonstrate how an entity should apply the scope guidance in paragraph 718-10-15-3 to determine whether a profits interest award should be accounted for in accordance with Topic 718. The amendments in ASU 2024-01 are effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted for interim and annual financial statements not yet issued or made available for issuance. The amendments in ASU 2024-01 should be applied either (1) retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or (2) modified on or after the date at which the entity first applies the amendments. We adopted the standard as of January 1, 2025, on a retrospective basis for all periods presented, and there were no material impacts on the consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures, which amends the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of ASU 2024-03 is permitted. We are evaluating the impact of this guidance on our consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides entities with a practical expedient to simplify the estimation of expected credit losses on current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606, Revenue from Contracts with Customers by allowing the assumption that current conditions as of the balance sheet date will not change during the remaining life of the asset. ASU 2025-05 is effective for annual periods beginning after December 15, 2025 and interim periods within those annual reporting periods, with early adoption permitted. We do not expect that ASU 2025-05 will have a material impact on our consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, to improve the operability and application of guidance related to capitalized software development costs. ASU 2025-06 is effective for fiscal years beginning after December 15, 2027, and interim reporting periods within those annual reporting periods, with early adoption permitted. The guidance may be applied prospectively, retrospectively, or using a modified retrospective basis that is based on the status of the project and whether software costs were capitalized before the date of adoption. We are evaluating the impact of this guidance on our consolidated financial statements.

2. Acquisitions

During the year ended December 31, 2025, we entered into two business combinations to expand our reach in the governmental, aerospace and defense industry by acquiring companies that provide command-and-control, adaptive AI, and sensor technologies.

Spacetime

On July 15, 2025, we acquired all of the outstanding equity interests of Dorsia Alliance Ltd., a Delaware corporation (d/b/a Spacetime Engineering) and Spacetime Machine Co. Inc., a California corporation (and together with Dorsia Alliance Ltd., collectively “Spacetime”), a manufacturer and provider of RF components and antenna feeds to the satellite communication industry. The aggregate purchase consideration was $16.5 million, which was comprised of the following (in thousands):

Cash	$14,003
Fair value of contingent consideration	2,500

Total purchase consideration	$16,503

The acquisition-related costs were $0.2 million, and were recorded in selling, general and administrative expenses in the consolidated statements of operations during the year ended December 31, 2025.

The fair values of assets acquired and liabilities assumed on the acquisition date are summarized as follows (in thousands):

Cash and cash equivalents	$1,153
Accounts receivable	2,612
Inventories	328
Other current assets	89
Contract assets	1,524
Property, plant and equipment	1,359
Intangible assets	8,150
Finance lease ROU asset	865

Total assets acquired	$16,080
Accounts payable	711
Finance lease liability	865
Contract liabilities	1,597
Other current liabilities	1,516
Deferred tax liabilities	2,661

Total liabilities assumed	$7,350
Total identifiable net assets	8,730
Goodwill	7,773

Fair value of consideration transferred	$16,503

The acquired assets and assumed liabilities were recorded at their estimated fair values. The following table presents the amounts allocated to the intangible assets identified as of the date of acquisition and the estimated useful lives:

	Fair Value (in thousands)	Useful Life (in years)
Customer relationships	$6,600	24
Developed technology	1,400	7
Trade name and trademarks	150	3

Total	$8,150

The estimated fair values of identifiable intangible assets were determined using income-based valuation approaches. The excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill, none of which is expected to be deductible for tax purposes. Goodwill relates to organized workforce and expected synergies of integrating the target into our operations.

Spacetime’s results of operations are not material to the consolidated financial statements of our Company.

Venator

On November 21, 2025, we acquired all of the outstanding equity interests of Venator Solutions, LLC, a California limited liability company (“Venator”), a software engineering system that supports solutions readily tailored to specific needs and applications of government programs and sensor suites. The aggregate purchase consideration was $6.2 million, which was comprised of the following (in thousands):

Cash	$4,250
Fair value of contingent consideration	1,470
Fair value of equity consideration	500

Total purchase consideration	$6,220

The acquisition-related costs were $0.1 million, and were recorded in selling, general and administrative expenses in the consolidated statements of operations during the year ended December 31, 2025.

The fair values of assets acquired and liabilities assumed on the acquisition date are summarized as follows (in thousands):

Cash	$690
Accounts receivable	1,405
Other assets	56
Operating lease ROU asset	1,139
Property, plant and equipment	14
Intangible assets	1,542

Total assets acquired	$4,846
Other current liabilities	1,479
Operating lease liability	1,139

Total liabilities assumed	$2,618
Total identifiable net assets	2,228
Goodwill	3,992

Fair value of consideration transferred	$6,220

The acquired assets and assumed liabilities were recorded at their estimated fair values. The following table presents the amounts allocated to the intangible assets identified as of the date of acquisition and their estimated useful lives:

	Fair Value (in thousands)	Useful Life (in years)
Customer contract renewals	$970	21
Developed technology	452	7
Backlog	120	14

Total purchase consideration	$1,542

The estimated fair values of identifiable intangible assets were determined using income-based valuation approaches. The excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill, which is expected to be deductible for tax purposes. Goodwill relates to organized workforce and expected synergies of integrating the target into our operations.

Venator’s results of operations are not material to the consolidated financial statements of our Company.

3. Revenue

We disaggregate revenue from contracts with customers by core mission and timing of revenue recognition, as we believe this best depicts how the nature, amount, timing and uncertainty of our revenue and cash flows are affected by economic factors.

In determining the appropriate categories for disaggregating revenue, we evaluated the guidance in ASC 606 and considered the nature of our solutions, the end customers served, differences in customer programs and contract structures and how revenue information is reviewed internally. Based on this assessment, we determined that disaggregation by core mission—Maritime Domain Awareness, Air & Missile Defense and Space Intelligence, Surveillance and Reconnaissance (“ISR”) & Resilient Communications—best depicts how our revenue and cash flows are affected by economic factors.

Maritime Domain Awareness includes solutions focused on maritime monitoring, tracking and analysis that support government and defense customers in maintaining situational awareness across maritime environments. Air & Missile Defense includes solutions that support air and missile detection, tracking and defense-related programs, often within complex and mission-critical operating environments. Space ISR & Resilient Communications includes solutions supporting space-based sensing, data fusion and intelligence activities that enable customers to collect, analyze and act on space-related data.

Revenue within each core mission is recognized either over time or at a point in time based on the nature of the performance obligations and contractual terms, as described in our revenue recognition policy above.

The following tables present revenue by type (in thousands):

	Year Ended December 31, 2025
	Over time	Point in time	Total
Maritime Domain Awareness	$156,318	$362	$156,680
Air & Missile Defense	83,260	52,402	135,661
Space ISR & Resilient Communications	86,556	10,045	96,601

Total	$326,134	$62,809	$388,943

	Year Ended December 31, 2024
	Over time	Point in time	Total
Maritime Domain Awareness	$123,878	$288	$124,167
Air & Missile Defense	74,610	43,411	118,021
Space ISR & Resilient Communications	85,156	6,612	91,768

Total	$283,644	$50,311	$333,955

During the year ended December 31, 2024, we recorded a revenue adjustment of approximately $3.0 million related to a contract modification on a long-term contract accounted for over time. The modification resulted in a change in the estimated total costs to complete the contract, which impacted our measure of progress toward completion under the cost-to-cost input method and the amount of revenue recognized to date. As a result, we recorded a reduction in revenue on a cumulative catch-up basis to reflect performance completed through the modification date. Revenue adjustments related to contract modifications during the fiscal year ended December 31, 2025 were immaterial.

Transaction Price Allocated to Future Performance Obligations

Remaining performance obligations represent the aggregate amount of the transaction price allocated to performance obligations not delivered, or partially undelivered, as of the end of the reporting period. Remaining performance obligations include deferred revenue plus unbilled amounts not yet recorded in deferred revenue. We have elected the practical expedient to exclude from disclosure performance obligations that are part of a contract that has an expected duration of one year or less or for which revenue recognized equals the amount we have the right to invoice. Additionally, for contracts subject to provisions of FAR, contract amounts have been included within remaining performance obligations only in cases where significant wind-down costs would be incurred upon contract termination. As of December 31, 2025, the aggregate amount of the transaction price allocated to the remaining performance obligations was approximately $24.2 million. We expect to recognize approximately 92% of this amount as revenue over the next 12 months and substantially all of the remainder within 24 months.

Contract Balances

The accrued revenue—short-term and contract cost asset—short-term amounts indicated below are presented within other current assets, in the consolidated balance sheets. The contract cost asset—long-term amounts indicated below are presented within other noncurrent assets in the consolidated balance sheets. The deferred revenue—short-term amounts indicated below are presented within contract liabilities in the consolidated balance sheets.

Contract assets and liabilities are as follows (in thousands):

	As of December 31,
	2025	2024	2023
Accrued revenue – short-term	$6,229	$6,109	$2,078
Deferred revenue – short-term	30,029	31,567	22,551

Changes in contract balances are primarily due to the timing of billings and payments from customers and revenue recognition due to us satisfying performance obligations under customer contracts.

During the years ended December 31, 2025 and 2024, we recognized $31.6 million and $22.6 million, respectively, of revenue that was included in the contract liabilities balance at the beginning of each period.

Contract cost assets are as follows (in thousands):

	As of December 31,
	2025	2024
Contract cost assets – short-term	$13,024	$4,828
Contract cost assets – long-term	4,949	6,749

Amortization of contract cost assets associated with costs to fulfill customer contracts is included within cost of revenue in the consolidated statements of operations and was $13.0 million and $7.4 million, for the years ended December 31, 2025 and 2024, respectively. Amortization of contract cost assets associated with costs to obtain customer contracts is included within selling, general and administrative expenses in the consolidated statements of operations and was $0.4 million and $0.5 million, respectively, for the years ended December 31, 2025 and 2024.

4. Other Current Assets and Other Current Liabilities

Other current assets are as follows as of December 31, 2025 and December 31, 2024 (in thousands):

	Year Ended December 31,
	2025	2024
	(dollars in thousands)
Prepaid expenses	$4,342	$5,148
Contract assets	6,229	6,109
Contract cost assets	13,024	4,828
Other receivables	1,333	731

Total other current assets	$24,928	$16,816

Other current liabilities are as follows as of December 31, 2025 and December 31, 2024 (in thousands):

	Year Ended December 31,
	2025	2024
	(dollars in thousands)
Accrued liabilities	$11,849	$8,358
Accrued payroll and related expenses	16,864	12,855
Contingent liabilities	3,970	12,000

Total other current liabilities	$32,683	$33,213

5. Property, Plant and Equipment, Net

The details of our property, plant and equipment and related accumulated depreciation and amortization as of December 31, 2025 and December 31, 2024 are set forth below:

	Year Ended December 31,
	2025	2024
	(dollars in thousands)
Computer equipment, software and other	$6,098	$4,956
Leasehold improvements	7,921	7,294
Furniture and fixtures	2,368	2,009
Vehicles and other fixed assets	1,156	1,156
Machinery and equipment	52,776	46,081
Finance lease ROU assets	33,833	34,265
Construction in process	598	1,497

Property, plant and equipment, gross	$104,750	$97,258
Less: Accumulated depreciation	(36,980)	(28,093)

Property, plant and equipment, net	$67,770	$69,165

Depreciation and amortization expenses recognized related to property, plant and equipment during the years ended December 31, 2025 and 2024, were $11.2 million and $10.1 million, respectively.

6. Inventory

Inventory is as follows as of December 31, 2025 and December 31, 2024:

	Year Ended December 31,
	2025	2024
	(dollars in thousands)
Finished goods	$1,181	$659
Work in process and sub-assemblies	12,544	10,285
Raw materials and hardware	4,212	6,059

Total inventory	$17,937	$17,003

7. Goodwill and Intangible Assets, Net

As of December 31, 2025 and December 31, 2024, we had goodwill of $187.3 million and $175.6 million, respectively.

We have determined that prior to the Combination, our business was comprised of two operating segments, each with one reporting unit, Accelint and Vitesse. We completed the annual goodwill impairment testing in the fourth quarters of 2025 and 2024, and determined that no impairments were necessary. For the impairment testing in the fourth quarters of 2025 and 2024, we assessed the Accelint and Vitesse reporting units using qualitative factors to determine whether it was more likely than not that each reporting unit’s fair value is less than its carrying value and determined that no further testing was required. Upon completion of the Combination on May 7, 2026, we reassessed our operating segments as further discussed in Note 15, Segments. Following the reassessment, we determined that our business is comprised of a single operating segment consisting of two reporting units, Accelint and Vitesse. Accordingly, there was no change in reporting units or the amount of goodwill allocated to our reporting units in connection with the Combination, and no change in our impairment assessment during the interim period in which the Combination occurred.

The changes in the carrying value of goodwill are as follows:

	Year ended December 31, 2024
	Beginning	Additions	Ending
	(dollars in thousands)
Goodwill	$175,554	—	$175,554

	Year ended December 31, 2025
	Beginning	Additions	Ending
	(dollars in thousands)
Goodwill	$175,554	$11,765	$187,319

The table below reflects our intangible asset balances for the year ended December 31, 2024:

		Year ended December 31, 2024
	Useful lives (years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(dollars in thousands)
Customer contract renewals	2 to 17	$74,355	$(25,621)	$48,734
Backlog	0.3 to 2	8,480	(8,247)	233
IPR&D	Indefinite	1,510	—	1,510
Developed technology	10	2,900	(877)	2,023
Trade names	3 to 10	10,975	(5,285)	5,690

Total		$98,220	$(40,030)	$58,190

The table below reflects our intangible asset balances for the year ended December 31, 2025:

		Year ended December 31, 2025
	Useful lives (years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(dollars in thousands)
Customer relationships	2 to 24	$81,925	$(33,846)	$48,079
Backlog	0.3 to 2	8,600	(8,479)	121
IPR&D	Indefinite	1,510	—	1,510
Intellectual property	10	250	(6)	244
Developed technology	7 to 10	5,102	(1,295)	3,807
Trade names	3 to 10	11,125	(6,918)	4,207

Total		$108,512	$(50,544)	$57,968

Amortization expense amounted to $10.5 million and $11.9 million for the years ended December 31, 2025 and December 31, 2024, respectively. In total, the intangible assets acquired subject to amortization have a weighted average useful life of 10.3 years. The table below summarizes the annual amortization expense of our Company for the next five years (dollars in thousands).

Year	Amount
2026	$10,810
2027	8,504
2028	6,891
2029	3,727
2030	3,629
Thereafter	22,897

Total	$56,458

8. Debt

Vitesse Credit Agreement

On December 22, 2023, Vitesse Systems Parent LLC, Custom Microwave, Inc., and, following a subsequent amendment, Nevada Heat Treating, LLC, as borrowers (collectively, the “Vitesse Borrowers”), entered into a Credit Agreement (as amended from time to time, as described in the paragraph below, the “Vitesse Credit Agreement”) with Alter Domus (US) LLC, as administrative agent, and a syndicate of lenders, providing for, inclusive of the amendments described in the paragraphs below, (i) an initial term loan in an original aggregate principal amount of $130.0 million and (ii) a revolving credit facility in an aggregate principal amount of up to $20.0 million. Borrowings under the Vitesse Credit Agreement bear interest at a rate per annum equal to, at the Vitesse Borrowers’ option, (a) for SOFR loans, adjusted term SOFR plus 7.00% and (b) for base rate loans, base rate plus 6.00%. As of December 31, 2025, the interest rate on the term loan was base rate plus the applicable margin of 6.00% per annum. The effective interest rate was 11.26% as of December 31, 2025. The principal amount of the term loans is repaid in quarterly installments equal to 0.25% of the original principal amount thereof, with the remaining balance due on the stated maturity date of December 22, 2028. The revolving credit commitments also mature on December 22, 2028. As of December 31, 2025 and 2024, there was $20.0 million and $15.0 million, respectively, of available borrowing capacity under the revolver. The revolving line of credit is subject to a non-use fee of 0.50% of the unused commitment per annum. The Vitesse Credit Agreement contains financial covenants including (i) a minimum fixed charge coverage ratio and (ii) a maximum total net leverage ratio. The Vitesse Credit Agreement also contains customary representations and warranties, affirmative and negative covenants and events of default. The loans are secured by substantially all of the assets of the Vitesse Borrowers and their subsidiaries, including but not limited to, receivables, tangible and intangible assets and cash. As of December 31, 2025, Vitesse was in compliance with all financial and non-financial covenants under the Vitesse Credit Agreement.

On April 5, 2024, the Vitesse Borrowers entered into a first amendment to the Vitesse Credit Agreement which, among other things, increased the revolving credit commitments thereunder to $15.0 million. On February 26, 2025, the Vitesse Borrowers entered into a second amendment to the Vitesse Credit Agreement which, among other things, increased the revolving credit commitments thereunder to $20.0 million. On July 3, 2025, the Vitesse Borrowers entered into a third amendment to the Vitesse Credit Agreement which, among other things, modified certain requirements relating to equity contributions. On September 30, 2025, the Vitesse Borrowers entered into a fourth amendment to the Vitesse Credit Agreement which, among other things, modified certain requirements relating to equity contributions.

Accelint Credit Agreement

On August 22, 2023, Accelint Holdings LLC, as borrower (the “Accelint Borrower”), entered into a Credit Agreement (as amended from time to time, as described in the paragraph below, the “Accelint Credit Agreement”) with Bain Capital Credit, LP, as administrative agent (“Bain”), and a syndicate of lenders, providing for, inclusive of the amendments described in the paragraph below, (i) initial term loans in an original aggregate principal amount of $40.0 million, (ii) delayed draw term loans in an aggregate principal amount of up to $40.0 million, (iii) incremental term loans incurred in connection with various acquisitions in an aggregate principal amount of $42.0 million and (iv) a revolving credit facility of up to $20.0 million. Borrowings under the Accelint Credit Agreement bear interest at a rate per annum equal to, at the Accelint Borrower’s option, (a) for SOFR borrowings, adjusted term SOFR plus 5.50%, and (b) for ABR borrowings, alternate base rate plus 4.50%. As of December 31, 2025, the interest rate on the term loan was SOFR plus the applicable margin of 5.50% per annum and the effective interest rate on the revolving loans was 9.52% per annum. The principal amount of each tranche of term loans is repaid in quarterly installments equal to 0.25% of the original principal amount thereof, with the remaining balance due on August 22, 2029. The revolving credit commitments also mature on August 22, 2029. As of December 31, 2025, the interest rate on the revolving line of credit was SOFR plus the applicable margin of 5.50% per annum. The effective interest rate as of December 31, 2025 was 9.52%. As of December 31, 2025 and 2024, there was $2.4 million and $9.0 million, respectively, of available borrowing capacity under the revolver. The Accelint Credit Agreement contains a maximum total leverage ratio covenant as well as customary representations and warranties, affirmative and negative covenants and events of default. The loans are secured by substantially all of the assets of the Accelint Borrower and its subsidiaries, including but not limited to receivables, tangible and intangible assets and cash. As of December 31, 2025, Accelint was in compliance with all financial and non-financial covenants under the Accelint Credit Agreement.

On December 1, 2023, Accelint Borrower, Bain and the other parties party thereto entered into a first amendment to the Accelint Credit Agreement, which, among other things, established an incremental term loan in the aggregate principal amount of $25.0 million. On February 11, 2025, Accelint Borrower, Bain and the other parties party thereto entered into a second amendment to the Accelint Credit Agreement, which, among other things, established an incremental term loan in the aggregate principal amount of $9.0 million, and reduced the interest rate applicable to both ABR borrowings and SOFR borrowings by 1.25% per annum. On September 16, 2025, Accelint Borrower, Bain and the other parties party thereto entered into a third amendment to the Accelint Credit Agreement, which, among other things, increased the revolving credit facility by an aggregate principal amount of $5.0 million. On November 21, 2025, Accelint Borrower, Bain and the other parties party thereto entered into a fourth amendment to the Accelint Credit Agreement, which, among other things, established an incremental term loan in the aggregate principal amount of $8.0 million.

PIK Loans

We also have two unsecured PIK loans (the “PIK Loans”) each with an initial principal balance of $0.8 million, totaling $1.5 million, effective as of October 2024, issued to GALLP Living Trust and RAM Trust. The applicable margin on the loans is 15.00% per annum. Accrued and unpaid interest under the PIK Loans shall be paid in kind on the last day of each calendar year by adding the amount thereof to the principal amount.

Summary of Indebtedness

Long-term debt as of December 31, 2025, consisted of the following:

December 31, 2025
(dollars in thousands)	Outstanding Amount (in thousands)
Term Loans	$166,395
Incremental Term Loans	41,328
PIK Loans	1,500
DDTL	39,100
Revolver	37,643
Equipment financing arrangements	3,595

Total	$289,560
Less: unamortized debt issuance costs	(4,859)

Total debt less unamortized debt issuance costs	$284,701
Current portion of long-term debt	3,587

Long-term debt, net of current portion	$281,114

Long-term debt as of December 31, 2024, consisted of the following:

December 31, 2024
(dollars in thousands)	Outstanding Amounts (in thousands)
Term Loans	$168,095
Incremental Term Loans	24,688
PIK Loans	1,500
DDTL	39,500
Revolver	21,000
Equipment financing arrangements	4,161

Total	$258,944
Less: unamortized debt issuance costs	(5,806)

Total debt less unamortized debt issuance costs	$253,138
Current portion of long-term debt	3,207

Long-term debt, net of current portion	$249,931

For all borrowings other than equipment financing arrangements discussed below the weighted average interest rate for December 31, 2025 and 2024 was 10.48% and 12.50%, respectively.

The following equipment financing arrangements are secured by certain equipment included within property, plant and equipment, net:

	Year Ended December 31,	Year Ended December 31,
	2025	2024
	(dollars in thousands)
Note payable due in monthly installments of $7 at 8.5% stated interest, maturing April 2029	$231	$289
Note payable due in monthly installments of $38 at 8.5% stated interest, maturing May 2029	1,333	1,656
Note payable due in monthly installments of $2 at 8.5% stated interest, maturing November 2029	97	117
Note payable due in monthly installments of $11 at 9.4% stated interest, maturing April 2029	411	—
Note payable due in monthly installments of $22 at 9.0% stated interest, maturing November 2029	887	1,068
Note payable due in monthly installments of $1 at 3.0% stated interest, maturing January 2027	11	17
Note payable due in monthly installments of $1 at 0.0% stated interest, maturing January 2026	1	16
Note payable due in monthly installments of $1 at 3.8% stated interest, maturing September 2025. This note was paid in full during the year ended December 31, 2025.	—	7
Note payable due in monthly installments of $2 at 5.39% stated interest, maturing April 2026	6	28
Note payable due in monthly installments of $1 at 4.8% stated interest, maturing January 2026	1	16
Note payable due in monthly installments of $24 at 7.4% stated interest, maturing August 2025. This note was paid in full during the year ended December 31, 2025.	—	190
Note payable due in monthly installments of $21 at 7.4% stated interest, maturing August 2025. This note was paid in full during the year ended December 31, 2025.	—	165
Note payable due in monthly installments of $7 at 4.8% stated interest, maturing May 2026	32	108
Note payable due in monthly installments of $4 at 4.8% stated interest, maturing July 2026	26	69
Note payable due in monthly installments of $6 at 6.7% stated interest, maturing September 2027	119	180
Note payable due in monthly installments of $8 at 7.5% stated interest, maturing September 2027	155	235
Note payable due in monthly installments of $8 at 8.7% stated interest, maturing June 2029	285	—

	$3,595	$4,161
Less current portion	(1,067)	(1,262)

Long-term debt, net of current portion and deferred financing costs	$2,528	$2,899

Future aggregate principal maturities of long-term debt are as follows as of December 31, 2025 (in thousands):

Year Ended December 31,
2026	$3,587
2027	3,533
2028	148,487
2029	133,953

Total	$289,560

9. Leases

We enter into leases for real estate. Under the provisions of ASC 842, we have both finance and operating leases. We have month-to-month rentals and other short-term leases, which are expensed as incurred. Variable lease costs included in the consolidated financial statements are not material for the years ended December 31, 2025 and 2024.

On a combined basis, the components of total lease cost for the years ended December 31, 2025 and 2024 were as follows (in thousands):

	As of December 31,
	2025	2024
Short–term lease cost	$206	$205
Operating lease cost	313	192
Finance lease cost:
Amortization of ROU assets	3,494	3,291
Interest on finance lease liabilities	2,412	2,289

Total lease cost	$5,906	$5,580

Supplemental balance sheet information related to leases for the years ended December 31, 2025 and 2024 is as follows (in thousands):

	As of December 31,
	2025	2024
Operating leases:
Operating lease ROU assets	$2,151	$1,379
Operating lease liabilities, current	775	396
Operating lease liabilities, noncurrent	1,563	1,159

Total operating lease liabilities	$2,338	$1,555
Finance leases:
Finance lease ROU assets	33,833	34,265
Finance lease liabilities, current	4,025	3,736
Finance lease liabilities, non-current	35,726	35,187

Total finance lease liabilities	$39,751	$38,923

Finance lease ROU assets have been reported within property, plant and equipment, net on the consolidated balance sheets.

Supplemental cash flow information and other information related to leases for the years ended December 31, 2025 and 2024 were as follows (in thousands):

	As of December 31,
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	$591	$384
Operating cash flows used in finance leases	2,412	2,289
Financing cash flows used in finance leases	2,226	1,841
Non-cash ROU assets obtained in exchange for lease obligations:
Operating leases	1,231	485
Finance leases	3,733	3,278

Information relating to the lease term and discount rate for the years ended December 31, 2025 and 2024 are as follows:

	As of December 31,
	2025	2024
Weighted-average remaining lease term (in months):
Operating leases	33.7	39.6
Finance leases	116.8	123.4
Weighted-average discount rate:
Operating leases	9.2%	12.3%
Finance leases	6.7%	6.3%

The future payments included in our operating lease liabilities and finance lease liabilities as of December 31, 2025, are as follows (in thousands):

	Finance Leases	Operating Leases	Total
Years ending December 31,
2026	$5,082	$974	$6,056
2027	5,299	858	6,157
2028	5,427	726	6,153
2029	5,566	83	5,649
2030	5,701	—	5,701
Thereafter	27,532	—	27,532

Total future undiscounted lease payments	$54,607	$2,641	$57,248
Less: imputed interest	(14,856)	(303)	(15,159)

Total reported lease liabilities	$39,751	$2,338	$42,089

10. Stockholders’ Equity

We previously operated as a Delaware limited liability company under the name Lyntris LLC. Lyntris LLC was formed on April 6, 2026 and underwent the Conversion on May 1, 2026. In connection with the Conversion, all outstanding LLC membership units of Lyntris LLC, including compensatory units issued prior to the Conversion, were exchanged for shares of common stock of Lyntris Inc. On May 7, 2026, Lyntris Inc. completed the Combination with Accelint and Vitesse. In connection with the Combination, all outstanding equity interests of Accelint and Vitesse were exchanged for shares of Lyntris.

As of the date of the Combination, there were a total of 1.0 billion authorized shares of Lyntris common stock, par value $0.001 per share. Common stock of the Company has been presented on an as-converted basis reflecting application of the exchange ratio applied each class of Accelint and Vitesse equity interests outstanding as of the Combination date to the historical equity interests of Accelint and Vitesse which were outstanding as of and for the years ended December 31, 2025 and 2024.

On July 17, 2026, the Company’s board of directors approved the 2026 Stock Split, pursuant to which each share of the Company’s common stock issued and outstanding was exchanged at a ratio of 0.393784141165076, rounded to the nearest whole number.

11. Share-Based Compensation

Prior to Combination, Accelint and Vitesse each operated separate share-based compensation plans.

Accelint

Effective August 29, 2024 through November 5, 2025, Accelint, through FS Management Equity LLC (the “Management Company”) under the FS Management Operating Agreement (the “Accelint Equity Incentive Plan”), granted P units to certain employees of Accelint and its subsidiaries, in exchange for their services to Accelint. Management Company has an economic interest in Accelint, but no other interests or business operations other than issuing P units directly to management employees on behalf of Accelint.

The accounting for grants of P units by Accelint to Management Company and Management Company’s contemporaneous issuance of P units to individual Accelint employees represents a distribution from the Accelint immediately followed by a contribution from Management Company, which together would have no financial statement impact. As a result of the above, we refer to P units issued to Management Company as though Accelint had issued P units directly to the employee.

The P units entitle the holder to receive cash distributions from Accelint, including but not limited to upon a sale or change in control of Accelint; provided that the proceeds received exceed the defined threshold value in the individual award agreements. Vesting is dependent on service-based conditions, as discussed in further detail below.

The total P units authorized are 15,330,732 and 11,943,751, as of December 31, 2025 and 2024, respectively. The P units are subject to time-based vesting conditions (the “Time-Based Units”). The Time-Based Units generally vest over five years with 20% vesting at each annual vesting date. In some cases, we recognize expense as of the grant date for the portion of an award that is legally vested on the grant date as a result of years of service performed prior to the grant date. Time-Based Units are also subject to an accelerated vesting upon a change of control event, which includes an initial public offering.

A corporate conversion will cause all P units to be converted into new shares of Accelint based upon the fair market value of the P units immediately prior to such conversion.

Accelint records compensation cost for Time-Based Units over the requisite service period using the accelerated attribution method.

The P units are equity-classified, and Accelint has made a policy election to account for forfeitures as they occur. Accelint estimates grant date fair value using an option pricing model. The following table presents the assumptions used for the determination of the grant date fair value for the P units granted:

	Years Ended December 31,
	2025	2024
Risk-free interest rate	3.74%	3.97%
Expected volatility(1)	50.0%	60.0%
Expected term (in years)	5.0	5.0
Threshold value	$126,042 or 127,542	$126,042 or 127,542

(1)	Expected volatility was calculated using the historical volatilities of similar, publicly traded companies.

Compensation cost related to the P units is recognized in selling, general and administrative expenses in the consolidated statement of operations. We expensed $0.6 million and $0.8 million during the years ended December 31, 2025 and 2024, respectively.

The following table summarizes the P Unit activity during the year end December 31, 2025 and 2024, respectively:

	Number of P Units	Weighted average grant date fair value
December 31, 2023	—	—
Granted	11,943,751	$0.34
Forfeited	—	—

December 31, 2024	11,943,751	$0.34
Granted	3,386,981	0.34
Forfeited	(5,026,430)	0.34

December 31, 2025	10,304,302	$0.34
Vested and expected to vest—December 31, 2025	2,756,472	0.34

As of December 31, 2025 and 2024, there were approximately $2.1 million and $3.3 million, respectively, of unrecognized compensation expenses related to the unvested P units. The unrecognized compensation costs associated with the P units are expected to be recognized over weighted-average periods of 3.7 years and 4.0 years for December 31, 2025 and 2024, respectively.

On August 15, 2024, Accelint adopted the TCFIV FS LLC 2024 Phantom Equity Appreciation Plan (the “Phantom Plan”), pursuant to which we granted phantom units through Management Company to select employees providing services to us and/or our subsidiaries.

The phantom units are subject to service and performance-based vesting conditions. The phantom units are entitled to payment if the recipient is employed in the period in which a distribution event to P unit holders—such as a change in control, initial public offering or liquidation event—is consummated. The phantom units are not entitled to any payments until a distribution to Accelint’s unit holders in excess of the $126,042 or $127,542 threshold value occurs. Accelint does not recognize any compensation cost for phantom units as these events are not considered probable, until the event actually occurs. As of December 31, 2025 and 2024, there were 935,609 and 1,121,494 phantom units issued and outstanding by Accelint, respectively. No compensation expenses were recognized for the years ended December 31, 2025 and 2024, as the payment to phantom unit holders is contingent upon future events that are not probable.

All outstanding equity awards became vested and were exchanged for Lyntris shares as of the May 7, 2026 Combination date, as such, all previously unrecognized share-based compensation expense was recognized as of that date.

Vitesse

Under the NHT Management Operating Agreement (the “Vitesse Equity Incentive Plan”), Management Incentive Units (“MIUs”) are granted to certain employees of Vitesse and its subsidiaries, in exchange for their services to Vitesse. MIUs are subject to time-based vesting and performance-based (sale transaction) vesting conditions:

•	Time-Based Vesting—Compensation cost is recognized as long as the employee is providing and is expected to continue providing services. MIUs are generally vested 40% on the date of grant, 20% at the end of the fiscal year in which the grant occurred, and 20% at the end of the next two years.

•

Performance-Based (Sale Transaction) Vesting—Compensation cost is recognized if achievement is probable and is adjusted based on changes in probability. Unrecognized compensation expense will be recognized upon occurrence of a qualifying sale transaction, as defined.

During the years ended December 31, 2025 and 2024, we granted 3,866,790 and 1,265,409 Class C incentive units to key employees, respectively. The units allow the unitholder to participate in the proceeds related to a liquidation event; provided that certain time-vesting and performance thresholds are met, as defined in the Vitesse Equity Incentive Plan agreement. As of December 31, 2025 and 2024, inclusive of both vested and unvested awards, there were a total of 10,673,800 and 7,520,635 Class C incentive units issued to key employees, respectively. We recorded no associated compensation cost during each of the years ended December 31, 2025 and 2024.

The MIUs are measured at their grant date fair value. Share-based compensation for awards with performance vesting conditions is based on the probable outcome of the related performance conditions. The vesting for each of the unvested MIUs is contingent on the sale of Vitesse. The performance-based vesting for each MIU is contingent upon a sale transaction, as defined. Such events are not considered probable until they occur, and accordingly, recognition of compensation cost related to these awards is deferred until the performance condition is satisfied. Once the performance condition is satisfied, previously unrecognized compensation cost associated with the performance-based vesting MIUs (based on their grant date fair value) will be recognized based on the portion of the requisite service period that has been rendered. As the performance conditions had not been achieved or considered probable during the reporting periods, no compensation expense for performance-based awards has been recognized for the years ended December 31, 2025 and 2024, respectively. Unrecognized compensation expense subject to performance-based vesting conditions was $4.9 million and $1.1 million, as of December 31, 2025 and 2024, respectively. In connection with the May 7, 2026 Combination, all outstanding MIU awards were accelerated and became fully vested. As a result, the Company recognized all previously unrecognized share-based compensation expense associated with these awards as of that date.

The following table summarizes the MIU Unit activity during the year end December 31, 2025 and 2024, respectively:

	Number of MIU Units	Weighted average grant date fair value
December 31, 2023	7,226,684	$0.46
Granted	1,265,409	0.61
Forfeited	(971,458)	0.40

December 31, 2024	7,520,635	$0.49
Granted	3,866,790	1.47
Forfeited	(713,625)	0.58

December 31, 2025	10,673,800	$0.84
Vested and expected to vest—December 31, 2025	5,281,318	0.44

MIUs are equity-classified awards, and Vitesse has made a policy election to account for forfeitures as they occur. Vitesse estimates grant date fair value using an option pricing model. The following table presents the assumptions used for the determination of the grant date fair value for the MIUs granted:

	Years Ended December 31,
	2025	2024
Risk-free interest rate	3.5% or 3.6%	4.3%
Expected volatility(1)	82.5% or 65.0%	87.5% or 77.5%
Expected term (in years)	1.0 or 3.0	2.0 or 4.0
Threshold value	$88,275 or 95,775	$59,775 or 67,275

(1)	Expected volatility was calculated using the historical volatilities of similar publicly traded companies.

12. Income Taxes

The components of pretax income (loss) from continuing operations before income taxes are presented in the following table (in thousands):

	Year Ended December 31,
	2025	2024
United States	$(8,918)	$(29,764)
Foreign	—	—

Total pretax income (loss) from continuing operations	$(8,918)	$(29,764)

The components of the expense (benefit) for income taxes are presented in the following table (in thousands):

	Year Ended December 31,
	2025	2024
Current:
Federal	$226	$1,366
State	(77)	1,496

Total current	149	2,862

Deferred:
Federal	$(3)	$(1,645)
State	(608)	36

Total deferred	$(611)	$(1,609)

Total income tax expense (benefit)	$(460)	$1,253

The reconciliation of federal statutory income tax rate to our effective income tax rate was as follows (in thousands):

	As of December 31, 2025		As of December 31, 2024
	Amount	Rate	Amount	Rate
Tax expense (benefit) at federal statutory rate	$(1,963)	21.0%	$(6,246)	21.0%
State and local income taxes, net of federal tax effect	(539)	6.0%	1,345	-4.0%
Nontaxable or nondeductible items:		0.0%		0.0%
Nontaxable pass through income	2,714	-29.0%	6,176	-21.0%
Share-based compensation	124	-1.0%	169	-1.0%
Other	81	-1.0%	(193)	1.0%
Tax credits	(2,150)	23.0%	(4,226)	14.0%
Changes in valuation allowance	(1,821)	19.0%	5,089	-17.0%
Changes in uncertain tax positions	1,326	-14.0%	(378)	1.0%
Changes in prior period estimates	2,677	-29.0%	(1,394)	5.0%
Other	(909)	10.0%	911	-3.0%

Income tax expense (benefit)	$(460)	5.0%	$1,253	-4.0%

State taxes in California and District of Columbia made up the majority of the tax effect in this category.

Significant components of our deferred tax assets and liabilities as of December 31, 2025 and 2024, are shown below (in thousands):

	As of December 31, 2025	As of December 31, 2024
Deferred tax assets:
Net operating loss carryforwards	$7,857	$1,883
Capitalized R&D expenditures	1,035	11,532
Interest expense carryforwards	3,307	1,687
Tax credit carryforwards	2,105	872
Accrued expenses	1,252	845
Operating Lease liabilities	1,751	3,192
Other, net	284	276

Total deferred tax assets	$17,591	$20,287
Valuation allowance	(7,562)	(8,576)

Total deferred tax assets after valuation allowance	$10,029	$11,711

Deferred tax liabilities:
Intangible assets	(5,654)	(2,846)
Depreciable property, plant and equipment	(2,553)	(1,985)
Deferred income	(2,408)	(3,665)
Operating ROU assets	(1,377)	(2,983)
Prepaid expenses	(832)	(831)
Other, net	(34)	(179)

Total deferred tax liabilities	$(12,858)	$(12,489)

Net deferred tax liability	$(2,829)	$(778)

As of December 31, 2025, we had U.S. federal and state net operating loss carryforwards of $7.6 million and $1.9 million, respectively. The federal net operating losses carry forward indefinitely without expiration and state net operating losses will begin to expire in 2039 if not utilized. Utilization of our federal and state carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided by Section 382 of the Internal Revenue Code.

In assessing the realizability of deferred tax assets, we have evaluated all available evidence, including significant negative evidence in the form of cumulative pre-tax losses. We expect to realize a portion of our deferred tax assets based upon our assessment of taxable temporary differences that will reverse in the future. As of December 31, 2025, we recorded valuation allowance of $7.6 million against a portion of our federal and state deferred tax assets which we do not expect to realize.

As of December 31, 2025 and December 31, 2024, we had liabilities for uncertain tax positions of $1.4 and $0.4 million, respectively. Determining our provision for (benefit from) income taxes and evaluation of uncertain tax positions involves considerable judgement and estimation and are continuously monitored by management based on the best information available including changes in tax regulations and other information. The reconciliation of unrecognized tax benefits is as follows (in thousands):

	Year Ended December 31,
	2025	2024
Beginning Balance	$38	$416
Increases (decreases) related to prior year tax positions	989	20
Increases (decreases) related to current year tax positions	337	18
Decreases due to lapses in statute of limitations	—	(416)
Settlements	—	—

Ending Balance	$1,364	$38

We have not recorded any interest or penalties as of December 31, 2024 and 2025. We are subject to taxation in the United States and various state jurisdictions, of which the statute of limitations remains open in these jurisdictions for tax years after 2020.

A summary of the cash paid for income taxes, net of refunds received, is as follows (in thousands):

	Year Ended December 31,
	2025	2024
Federal	$725	$1,634
State	270	911

Cash paid for income taxes, net of refunds received	$995	$2,545

13. Related Party Transactions

Related Party Leases

We lease certain operating facilities from entities that are owned by current or former equity holders and directors of our Company. These leases are accounted for as either finance or operating leases in accordance with ASC 842. Rental payments under these related party leases totaled $1.0 million for the years ended December 31, 2025 and 2024, respectively. The terms of these leases are believed to be consistent with terms that would be available in arm’s-length transactions.

	Year Ended December 31,
	2025	2024
Finance lease ROU asset	$9,032	$9,864
Finance lease liability, current	892	859
Finance lease liability, non-current	9,732	10,206

Management Fees

Trive Capital, an affiliate of our controlling member, provides management and advisory services to us. Advisory fees and related expense reimbursements are included in selling, general and administrative expenses on the consolidated statement of operations. The total expenses incurred by us in relation to services provided by Trive Capital were $0.4 million and $0.1 million for the fiscal years ended December 31, 2025 and 2024, respectively. We had an accrued liability to Trive Capital in the amount of $0.4 million and nominal as of December 31, 2025 and 2024, respectively. This balance was recorded within accounts payable on the consolidated balance sheets.

Related Party Loans

Our Chief Executive Officer, Brian Morrison, is party to a Promissory Note dated September 30, 2025 in the principal amount of $2,000,000 (the “Morrison Note”) owed to an indirect subsidiary of our Company. Mr. Morrison entered into the Morrison Note prior to the Combination, when he was the Chief Executive Officer of Accelint, one of our component businesses. The Morrison Note was used to fund the purchase of 2,000,000 Class A units of Accelint pursuant to a Subscription Agreement dated September 30, 2025. The Morrison Note bears interest at a rate of 8% per annum. As of December 31, 2025, the outstanding balance under the note, including capitalized interest, was $2.0 million. No principal or interest payments had been made as of December 31, 2025. The Morrison Note will be repaid in full prior to the first public filing of the registration statement of which this prospectus forms a part.

Our President and Vice Chair, Matthew Alty, is party to an Executive Promissory Note dated May 1, 2023 in the principal amount of $125,000 (the “Alty Note”) owed to a subsidiary of our Company. Mr. Alty entered into the Alty Note prior to the Combination, when he was the Chief Executive Officer of Vitesse, one of our component businesses. The Alty Note was used to fund the purchase of 250,000 Class A units of Vitesse pursuant to a Transfer and Admission Agreement dated May 1, 2023. The Alty Note bears an adjustable interest of not less than 6.5% per annum. As of December 31, 2025, the outstanding balance under the note, including capitalized interest, was $125,000. No principal or interest payments had been made as of December 31, 2025. The Alty Note will be repaid in full prior to the first public filing of the registration statement of which this prospectus forms a part.

14. Commitments and Contingencies

Retirement Plans

Our subsidiaries sponsor independent 401(k) Plans under Section 401(k) of the Internal Revenue Code of 1986, as amended, for the benefit of substantially all full-time employees.

Total plan contributions aggregated to $3.7 million and $3.0 million for the years ended December 31, 2025 and 2024, respectively, and are included in operating expenses on the consolidated statement of operations.

Legal Proceedings

We may be involved in certain routine legal proceedings from time to time before various courts and governmental agencies. We cannot predict the final disposition of such proceedings. We regularly review legal matters and record provisions for claims considered probable of loss. The resolution of these pending proceedings is not expected to have a material effect on our operations or consolidated financial statements in the period in which they are resolved.

15. Segments

Operating segments are defined as components of an entity for which separate financial information is available and evaluated on a regular basis by our CODM to allocate resources and assess performance. In

February 2026 we began the process of the Combination that ultimately closed on May 7, 2026. In March 2026 we identified the CODM of Lyntris, our chief executive officer, and began operating the combined business. This change resulted in a reevaluation of operating segments. Our chief executive officer reviews financial information presented on a consolidated basis for purposes of assessing financial performance and allocating resources. Our CODM uses Net Income to assess the return on assets, determine investment opportunities and monitor budget versus actual results. Based on these factors, we concluded that we operate and manage our business as a single operating segment. As such, this change in operating segments has been reflected in the accompanying financial statements for all periods as if the Combination occurred on January 1, 2024.

The measure of segment assets is reported on the consolidated balance sheet as total assets. Segment assets are not reported to, or used by, our CODM to allocate resources to or assess performance of our segment.

The following table includes the significant expense categories and amounts that are regularly provided to our CODM:

	Year Ended December 31,
(dollars in thousands)	2025	2024
Revenue	$388,943	$333,955
Less:
Cost of Revenue	273,829	233,602
Selling, general and administrative expenses	77,540	81,958
Depreciation and amortization expense	12,742	13,474
Other segment items(1)	33,290	35,938

Net loss	$(8,458)	$(31,017)

(1)	Other segment items is comprised of interest expense, net, and income tax expense.

We do not hold material property, plant and equipment outside of the United States as of the years ended December 31, 2025 and 2024, respectively. Revenue from contracts outside the United States was less than 4% and 1% of our consolidated revenue for the years ended December 31, 2025 and 2024, respectively.

16. Loss per share

Basic net loss per share is calculated by dividing net loss attributable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted net loss per share includes the effect of potentially dilutive securities, except when their inclusion would be anti-dilutive.

The Company was formed through the combination of Accelint and Vitesse, entities under common control. Accordingly, weighted-average shares outstanding for periods presented reflect the combined historical equity interests of Accelint and Vitesse, converted to Lyntris shares in connection with the Combination. Refer to Note 17, Subsequent Events for additional information.

Diluted net loss per share equals basic net loss per share for all periods presented, as the Company incurred a net loss and all potentially dilutive securities were anti-dilutive. The potentially dilutive securities that have been excluded from the computation of diluted net loss per share totaled 5.1 million and 4.7 million shares at December 31, 2025 and 2024, respectively. The dilutive share count is reflective of the applicable conversion to Lyntris shares.

The following table presents net loss and weighted-average shares used in computing basic and diluted net loss per share:

	Year Ended December 31,
(presented in thousands)	2025	2024
Numerator
Net Loss	$(8,458)	$(31,017)
Denominator
Weighted average shares of common stock outstanding - basic and diluted	98,843	94,004
Loss per share attributable to common shares
Basic and Diluted	$(0.09)	$(0.33)

17. Subsequent Events

We have evaluated the consolidated financial statements and disclosures for the impact of subsequent events through June 9, 2026, the date these consolidated financial statements were issued, for events requiring disclosure or recognition in the consolidated financial statements.

On March 4, 2026, we acquired all of the outstanding equity interests of Novium Ltd., a Nevada limited liability company. The transaction provided for cash payments of up to $9.0 million, inclusive of certain retention amounts and subject to customary adjustments. In connection with this acquisition we entered into a fifth amendment to the Vitesse Credit Agreement for an incremental term loan of $11.0 million.

On May 1, 2026, Lyntris LLC converted into a Delaware corporation and changed its name to Lyntris Inc. On May 7, 2026 we completed the Combination, whereby we were combined under common control with two businesses, each of which was a portfolio company of affiliates of Trive Capital. Prior to the Combination, these businesses operated as Accelint and Vitesse. The Combination was accounted for as a transaction among entities under common control in accordance with ASC 805-50.

LYNTRIS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(in thousands)	June 30, 2026	December 31, 2025
Assets
Current assets
Cash	$29,158	$19,148
Restricted cash	4,877	3,490
Accounts receivable, net	84,129	82,872
Inventories, net	24,154	17,937
Other current assets	40,586	24,928

Current assets	182,904	148,375
Property, plant and equipment, net	68,529	67,770
Goodwill	192,069	187,319
Intangible assets, net	54,964	57,968
Right-of-use assets	2,171	2,151
Other assets	15,434	12,928

Total assets	$516,071	$476,511

Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$42,698	$29,384
Deferred revenue	48,159	30,029
Other current liabilities	51,064	32,683
Current portion of long-term debt	3,669	3,587
Operating lease liabilities, current	962	775
Finance lease liabilities, current	4,011	4,025

Current liabilities	$150,563	$100,483
Long-term debt, net of current portion and deferred financing costs	271,998	281,114
Operating lease liabilities, noncurrent	1,542	1,563
Finance lease liabilities, noncurrent	34,528	35,726
Other long-term liabilities	583	2,773

Total liabilities	$459,214	$421,659
Commitments and contingencies (Note 14)
Common stock, $0.001 par value per share; 1,000,000,000 shares authorized; 110,235,098 and 104,359,953 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	110	104
Additional paid in capital	153,887	138,842
Accumulated deficit	(97,140)	(84,094)
Stockholders’ equity	56,857	54,852

Liabilities and stockholders’ equity	$516,071	$476,511

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LYNTRIS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Six Months Ended June 30,
(in thousands except per share data)	2026	2025
Revenue	$240,984	$179,083
Cost of revenue	176,916	126,750

Gross profit	$64,068	$52,333

Operating expenses:
Selling, general and administrative expenses	$56,170	$38,794
Depreciation and amortization	6,892	6,156

Total operating expenses	$63,062	$44,950

Operating income	$1,006	$7,383

Other expense:
Interest expense, net	16,867	16,832

Total other expense	$16,867	$16,832

Loss before (benefit from) provision for income taxes	$(15,861)	$(9,449)
(Benefit from) provision for income taxes	(2,815)	256

Net loss	$(13,046)	$(9,705)
Net loss per share of common stock attributable to common shareholders
Basic and Diluted	$(0.12)	$(0.10)
Weighted average shares used in computing net loss per share of common stock
Basic and Diluted	106,782	95,427

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LYNTRIS INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (Unaudited)

	Common Stock
(in thousands)	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Members’ Equity
Balance as of January 1, 2026	104,360	$104	$138,842	$(84,094)	$54,852
Distributions	—	—	(137)	—	(137)
Issuance of equity as compensation	5,875	6	15,182	—	15,188
Net loss	—	—	—	(13,046)	(13,046)

Balance as of June 30, 2026	110,235	$110	$153,887	$(97,140)	$56,857

	Common Stock
(in thousands)	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Members’ Equity
Balance as of January 1, 2025	94,603	$94	$109,553	$(75,636)	$34,011
Distributions	—	—	(22)	—	(22)
Issuance of equity as compensation	824	1	550	—	551
Net loss	—	—	—	(9,705)	(9,705)

Balance as of June 30, 2025	95,427	$95	$110,081	$(85,341)	$24,835

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LYNTRIS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six Months Ended June 30,
(in thousands)	2026	2025
Operating activities
Net income (loss)	$(13,046)	$(9,705)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	11,669	10,754
Amortization of deferred contract costs	8,561	3,380
Amortization of debt issuance costs and debt discount	723	623
Provision for deferred income taxes	(3,290)	(1,754)
Noncash equity-based compensation expense	15,188	551
Changes in fair value of contingent liability	(1,250)	—
Net change in ROU assets and lease liabilities	147	(9)
Changes in operating assets and liabilities, net of effect of acquisitions:		—
Accounts receivable, net	(906)	923
Inventories	(6,217)	1,113
Other current assets	(15,632)	6,431
Other assets	(9,912)	(6,511)
Accounts payable	12,627	3,010
Other current liabilities	18,973	(10,869)
Other liabilities	(11)	—
Deferred revenue	17,242	(11,233)

Net cash from operating activities	$34,866	$(13,296)

Investing activities
Purchases of property, plant and equipment	$(5,668)	$(2,824)
Purchases of intellectual property and capitalized software	(364)	—
Cash paid for acquisitions, net of cash acquired	(6,331)	—

Net cash from investing activities	$(12,363)	$(2,824)

Financing activities
Proceeds from issuance of long-term debt	$10,323	$8,955
Repayment of long-term debt	(2,110)	(1,175)
Proceeds from revolver	2,000	7,500
Repayment of revolver	(19,643)	—
Payment of debt issuance costs	(306)	(141)
Equipment financing arrangements	(21)	(277)
Payments of finance lease obligations	(1,212)	(1,064)
Distributions	(137)	(22)
Net cash from financing activities	$(11,106)	$13,776

Net increase (decrease) in cash	$11,397	$(2,344)
Cash and restricted cash - beginning of period	22,638	10,453
Cash and restricted cash - end of period	$34,035	$8,109

Reconciliation of cash and restricted cash
Cash	$29,158	$7,283
Restricted cash	4,877	826
Cash and restricted cash - end of period	$34,035	$8,109

Supplemental disclosure of cash flow information
Cash paid for interest	$14,667	$15,315
Cash paid for income taxes	$670	$869
Supplemental disclosure of noncash investing and financing activities
Noncash discount on term loan borrowings	$275	$150

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1. Formation and Nature of Business

Lyntris Inc. (the “Company” or “Lyntris”) is a leading defense technology company delivering “sense-to-act” connectivity solutions for the modern, connected battlespace. Our sense-to-act connectivity solutions are a mutually enabling set of interconnecting subsystems that represent the critical technology sublayer for military customers. Our solutions enable warfighters to detect threats earlier, decide faster and act with precision in contested, multi-domain environments.

Our solutions are deployed across three high-growth core missions: Maritime Domain Awareness; Air &Missile Defense; and Space Intelligence, Surveillance, Reconnaissance (“ISR”) & Resilient Communications. We believe that our differentiated technology, proprietary intellectual property and more than 40 years of heritage create a difficult-to-replicate position as a differentiated merchant supplier across mission-critical Sensor Hardware, Sensor Architecture and Data & Software.

(a) Common Control Combination

We were formed through the combination (the “Combination”) of TCFIV FS LLC (“Accelint”), and TCFII NHT LLC (“Vitesse”), two complementary businesses under the common control of Trive Capital Holdings LLC(“Trive Capital”), which was completed on May 7, 2026. Trive Capital obtained control of Accelint and Vitesse on November 9, 2022 and December 21, 2018, respectively, through the acquisition of a majority of the outstanding equity interests of each company.

The Combination was accounted for as a common control transaction in accordance with ASC 805-50. The consolidated financial statements included herein are those of Lyntris Inc. and have been retrospectively combined to reflect the Combination between Accelint and Vitesse as though the businesses had operated as a single entity. In these notes, the terms “we,” “our,” the “Company” and “us” refer to Lyntris Inc. and its combined subsidiaries.

We are headquartered in the greater Washington D.C. area, with more than 1,000 employees as of June 30, 2026.

(b) Reverse Stock Split

On July 17, 2026, the Company effected a reverse stock split of its issued and outstanding shares of common stock (“2026 Stock Split”). All share and per share information has been retroactively adjusted to reflect the 2026 Stock Split for all periods presented.

(c) Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

These unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), including guidance contained in the Accounting Standards Codification (“ASC”), and include the accounts of our Company and our wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The accompanying financial statements reflect the combined operations of our businesses for all periods presented as if the common control transaction had occurred on January 1, 2025, in accordance with the common control guidance under ASC 805-50, Business Combinations.

Unaudited Interim Financial Information

The Company has prepared the accompanying condensed consolidated financial statements in accordance with U.S. GAAP applicable to interim financial information and pursuant to the rules and regulations of the SEC for interim financial reporting, including Article 10 of Regulation S-X.

These condensed consolidated financial statements are unaudited and, in management’s opinion, include all adjustments, consisting of normal recurring adjustments and accruals necessary for a fair presentation of the Company’s operations, financial position, and cash flows for the periods presented. Operating results for the periods presented are not necessarily indicative of the results that may be expected for the full fiscal year due to seasonal and other factors. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been omitted in accordance with the rules and regulations of the SEC. These unaudited condensed financial statements should be read in conjunction with the financial statements and notes thereto for the fiscal year ended December 31, 2025.

Segment Reporting

We determine our operating segments based on our organizational structure and the information regularly reviewed by our chief operating decision-maker (“CODM”). In February 2026 we began the process of the Combination that ultimately closed on May 7, 2026. In March 2026 we identified the CODM of Lyntris, our chief executive officer, and began operating the combined business. This change resulted in a reevaluation of operating segments. Our chief executive officer reviews financial information presented on a consolidated basis for purposes of assessing financial performance and allocating resources. Our CODM uses Net Income to assess the return on assets, determine investment opportunities and monitor budget versus actual results. Based on these factors, we concluded that we operate and manage our business as a single operating segment. As such, this change in operating segments has been reflected in the accompanying financial statements for all periods as if the Combination occurred on January 1, 2025.

Use of Estimates

In preparing the unaudited condensed consolidated financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Our accounting estimates include, but are not limited to, amounts recognized in revenue for contracts accounted for over time, the fair values of assets acquired and liabilities assumed in business combinations, the fair value of contingent consideration in connection with business combinations, the fair value and useful lives of depreciable tangible assets and identifiable intangible assets, goodwill impairment assessments, share-based compensation, allowance for credit losses, incremental borrowing rates for lease measurement, inventory valuation and income taxes. Actual results could differ from these estimates.

Cash and Cash Equivalents

We consider all investments with an original maturity of three months or less when purchased to be cash equivalents. Our cash is held at several financial institutions, and at times, the balances may exceed government-insured limits in the jurisdiction where the balance is held. Cash equivalents consist of amounts invested in money market funds.

Restricted Cash

Restricted cash represents amounts held by us that are contractually restricted as to withdrawal or use. Such amounts consist of (i) funds payable to a seller in connection with a prior acquisition, to be released at the seller’s discretion, and (ii) cash pledged in connection with bonds issued under a customer contract, which are to be released upon the achievement of specified contractual milestones.

Accounts Receivable

Accounts receivable includes amounts billed and currently due from customers, including amounts related to delivered solutions and milestone billings under contractual arrangements. Accounts receivable are recorded at the invoiced amount and do not bear interest. Also included within accounts receivable are unbilled receivables for which our rights to consideration are unconditional and only the passage of time is required before consideration is due. Unbilled receivables included within accounts receivable were $39.5 million and $28.0 million as of June 30, 2026 and December 31, 2025, respectively. On a periodic basis, we evaluate our accounts receivable to determine any credit losses based on specific information about customer accounts, the history of past write-offs and current credit conditions. Allowances for credit losses related to accounts receivable were not significant as of June 30, 2026 and December 31, 2025.

Inventory

Inventory is valued at the lower of cost or net realizable value, using the first-in, first-out method. Provisions are made to reduce excess and obsolete inventory to their estimated net realizable value. The process of evaluating the value of excess and obsolete inventory requires us to make judgments and estimates concerning the future sales levels, quantities and prices at which such inventory will be sold in the normal course of business.

Debt Issuance Costs

Debt issuance costs associated with our term loans are recorded as contra-liabilities within long-term debt, net of current maturities and unamortized debt issuance costs in the unaudited condensed consolidated balance sheet. Debt issuance costs associated with our revolving line of credit are recorded as other assets in the unaudited condensed consolidated balance sheets and will be amortized on a straight-line basis over the life of the revolver. The debt issuance costs are being accreted through interest expense, using the effective interest method, through maturity of the debt.

Concentrations of Credit Risk

Cash equivalents primarily consist of money market funds with original maturities of three months or less, which are invested primarily with U.S. financial institutions. Cash deposits with financial institutions generally exceed federally insured limits. Management believes minimal credit risk exists with respect to these financial institutions, and we have not experienced any losses on such amounts. We believe we are not exposed to any significant credit risk on cash.

We mitigate our credit risks by performing ongoing credit evaluations of our customers’ financial conditions and requiring customer advance payments in certain circumstances. As of June 30, 2026 and December 31, 2025, there were two customers, respectively, that accounted for more than 10%, individually, of our outstanding gross receivable balance. For the six months ended June 30, 2026, there was one customer that accounted for more than 10%, individually, of our total revenue, and for the six months ended June 30, 2025, no customer accounted for more than 10% of our total revenue.

For the six months ended June 30, 2026 and 2025, approximately 93% and 98%, respectively, of our total revenue was derived from U.S. contracts, substantially all of which was directly or indirectly with the U.S. government.

Property, Plant and Equipment, net

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the underlying asset. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. Useful lives used to depreciate our property, plant and equipment are assessed periodically and are adjusted when warranted. Major additions and improvements are capitalized, while routine replacements, repairs and maintenance that do not extend the life of an asset are expensed as incurred. The cost of assets retired, or otherwise disposed of, and the accumulated depreciation or amortization thereon are removed from the accounts with any gain or loss realized upon sale or disposal charged to the Unaudited condensed consolidated statements of operations. The estimated useful lives of our property, plant and equipment are as follows:

Asset type	Useful life
Computers and software	1 – 5 years
Buildings and improvements	5 – 38 years
Machinery and equipment	3 – 20 years
Furniture, fixtures and equipment	2 – 7 years
Leasehold improvements	Shorter of lease term or useful life

Business Combinations

Business combinations are accounted for at fair value under the acquisition method of accounting in accordance with ASC 805, Business Combinations (“ASC 805”). Acquisition costs are expensed as incurred and recorded in selling, general and administrative expenses in the accompanying unaudited condensed consolidated statements of operations. Measurement period adjustments are made in the period in which the amounts are determined, and the current period income effect of such adjustments will be calculated as if the adjustments had been completed as of the acquisition date. The accounting for business combinations requires estimates and judgment as to expectations for future cash flows of the acquired business, and the allocation of those cash flows to identifiable intangible assets, in determining the estimated fair value for assets acquired and liabilities assumed. The fair values assigned to tangible and intangible assets acquired and liabilities assumed, are based on management’s estimates and assumptions, as well as other information obtained by management, including valuations that utilize standard valuation procedures and techniques. If the actual results differ from the estimates and judgments used in these estimates, the amounts recorded in the financial statements may change, including adjustments to the fair values of assets acquired and liabilities assumed or changes to the carrying amount of goodwill. Please refer to Note 2— Acquisitions in our audited annual financial statements for the years ended December 31, 2025 and 2024 and Note 2— Acquisitions in our unaudited condensed consolidated financial statements for additional discussion of the acquisitions.

Transactions between entities under common control are accounted for in accordance with ASC 805. The assets and liabilities transferred are recognized at their historical carrying amounts, and no goodwill or step-up to fair value is recorded. We retrospectively combine the financial statements of the combining entities as if they had been under common control for all periods presented. Accordingly, the unaudited condensed consolidated financial statements reflect the assets, liabilities, revenues, and expenses of the combining entities at their historical carrying amounts for all periods presented. Any difference between the consideration transferred and the carrying amounts of the net assets received is recorded as an adjustment to equity.

Goodwill and Intangible Assets

Intangible assets have either an identifiable or indefinite useful life. Intangible assets are recorded at cost or when acquired as part of a business combination at estimated fair value. Intangible assets with identifiable useful lives are amortized on a straight-line basis over their economic or legal life, whichever is shorter.

Our definite-lived intangible assets consist primarily of trade names and trademarks, backlog, customer contract renewals and developed technology. The useful lives of these intangible assets range from less than a year to ten years. Our indefinite-lived intangible assets consist of in-process research and development (“IPR&D”) acquired through multiple business combinations, that have been determined to have alternative future uses in accordance with ASC 350, Intangibles—Goodwill and Other (“ASC 350”), and are capitalized as an indefinite-lived intangible asset until the completion of the related research and development activities in accordance with ASC 350 or the determination that impairment is necessary. If the related research and development are completed, the asset is reclassified as a definite-lived asset at the time of completion and is amortized over its estimated useful life as research and development costs in accordance with ASC 730, Research and Development and ASC 350.

Indefinite-lived IPR&D is not subject to amortization but is tested annually on October 1st for impairment or more frequently if there are indicators of impairment. For additional information regarding goodwill and intangible assets, see Note 7—Goodwill and Intangible Assets, Net.

We assess the carrying value of our goodwill for impairment annually on October 1st, or whenever events or changes in circumstances indicate that the carrying value may not be fully recoverable. We assess our impairment at the reporting unit level. Reporting units are identified for impairment testing purposes based upon the existence of discrete financial information within an operating segment which is regularly reviewed by segment managers. We have determined that our business is comprised of two reporting units, Accelint and Vitesse. When evaluating goodwill for impairment, we first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we compare the fair value of the reporting unit to its respective carrying amount, as described in ASC 350. Any excess of the carrying amount over the fair value would be charged to operations as an impairment loss. During the six months ended June 30, 2026 and 2025, we did not record any impairment charges with respect to our goodwill.

For indefinite-lived IPR&D, we first perform a qualitative assessment by evaluating all relevant events and circumstances to determine if it is more likely than not that the IPR&D is impaired; this includes considering triggering events and the potential effect on significant inputs to determining the fair value of the IPR&D. When it is more likely than not that an IPR&D’s fair value does not exceed its carrying value, then we perform a quantitative impairment test by which the impairment loss is measured as the amount by which the carrying amount of the IPR&D exceeds its fair value. We also evaluate the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset shall be tested for impairment in accordance with ASC 350. That intangible asset shall then be amortized prospectively over its estimated remaining useful life and accounted for in the same manner as other intangible assets that are subject to amortization. During the six months ended June 30, 2026 and 2025, we did not record any impairment charges with respect to IPR&D.

Impairment of Long-Lived Assets

When circumstances warrant, we review the carrying amounts of its property, plant and equipment and definite-lived intangible assets to determine whether such carrying amounts continue to be recoverable. For purposes of impairment testing, long-lived assets are grouped at the lowest level for which cash flows are largely independent of other assets and liabilities, generally at or below the reporting unit level. If the carrying amount of the asset or asset group is greater than the expected undiscounted cash flows to be generated by such asset or asset group, an impairment adjustment is recognized. Such adjustment is measured by the amount that the carrying value of such asset or asset group exceeds its fair value, which, if necessary, is determined using various valuation techniques including discounted cash-flow models. During the six months ended June 30, 2026 and 2025, we did not record any impairment charges with respect to our property, plant and equipment.

Capitalized Software Held for Internal Use

We capitalize costs of software held for internal use during the application development stage of a project and amortize those costs using the straight-line method over their estimated useful lives, not to exceed 5 years. As of June 30, 2026 and December 31, 2025, capitalized software held for internal use was $7.2 million and $4.6 million, respectively and is included in Other assets in our unaudited condensed consolidated balance sheets. Costs incurred during the preliminary project and post-implementation stages are expensed as incurred. During the six months ended June 30, 2026, $1.3m of acquired IPR&D was reclassified from intangibles assets to internally developed software as the technology was completed and available for commercial use.

Leases

An arrangement is determined to be a lease at inception if it conveys the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration. We account for our leases under ASC 842, Leases (“ASC 842”). Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases and are recorded on the unaudited condensed consolidated balance sheets as both a right-of-use (“ROU”) asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or our incremental borrowing rate when the rate implicit in the lease is not readily determinable. The incremental borrowing rate represents the rate we would have to pay to borrow, on a collateralized basis and over a similar term, an amount equal to the lease payments in a similar economic environment.

We evaluate leases at their inception to determine if they are to be accounted for as operating leases or finance leases. A lease is accounted for as a finance lease if it meets one of the following five criteria: (i) the lease has a purchase option that is reasonably certain of being exercised, (ii) the present value of the future cash flows is substantially all of the fair market value of the underlying asset, (iii) the lease term is for a significant portion of the remaining economic life of the underlying asset, (iv) the title to the underlying asset transfers at the end of the lease term, or (v) if the underlying asset is of such a specialized nature that it is expected to have no alternative uses to the lessor at the end of the term. Leases that do not meet the finance lease criteria are accounted for as operating leases.

ROU operating lease assets include lease payments made at or before the lease commencement date, net of any lease incentives. Our lease agreements may include options to extend the lease term or terminate it early; we include options to extend or terminate leases in the ROU operating lease asset and liability when it is reasonably certain we will exercise these options. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term.

In calculating the ROU assets and lease liabilities, we elected the practical expedient to combine lease and non-lease components for leases of real estate. Additionally, we exclude short-term leases having initial terms of 12 months or less as an accounting policy election and recognizes rent expense on a straight-line basis over the lease term. Variable lease expenses, if any, are recorded when incurred.

We evaluate ROU assets for impairment consistent with our long-lived assets policy.

Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with ASC 820, Fair Value Measurement (“ASC 820”), we use the fair value hierarchy, which prioritizes the inputs used to measure fair value. The hierarchy, as defined below, gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are set forth below:

Level 1	Observable inputs such as quoted prices in active markets for identical assets or liabilities.

Level 2	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active or inputs other than the quoted prices that are observable either directly or indirectly for the full term of the assets or liabilities.

Level 3	Unobservable inputs in which there is little or no market data and that are significant to the fair value of the assets or liabilities.

Nonrecurring Valuations

In accordance with ASC 820, certain assets are measured at fair value on a nonrecurring basis. These assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances or when a triggering event occurs, which may require that we make fair value estimates as of the applicable valuation date that are based upon assumptions that we believe to be reasonable, but are inherently uncertain. These nonrecurring valuations include (i) the application of acquisition accounting, and (ii) the valuation of long-lived assets such as property, plant and equipment and goodwill, as necessary, each of which uses significant unobservable inputs under Level 3 of the fair value hierarchy. The change in the fair value of contingent consideration liabilities is recorded as selling, general and administrative expenses in our unaudited condensed consolidated statements of operations.

During the six months ended June 30, 2026 and the year ended December 31, 2025, we did not perform any significant nonrecurring fair value measurements in relation to impairment assessments of our property, plant and equipment and goodwill. For additional information regarding our application of ASC 805, see Note 2—Acquisitions.

Goodwill: When performing quantitative assessments for goodwill impairment testing, we measure the amount of potential impairment by calculating the amount by which the carrying value of the reporting unit exceeds its estimated fair value. For additional information, refer to Note 7—Goodwill and Intangibles, Net.

Share-based compensation: We measure compensation cost for share-based awards at fair value on the grant date and recognizes expense on a straight-line basis over the requisite service period or upon achievement of requisite performance conditions. The fair value upon grant date is determined using an estimated fair value of our Company and an option pricing model framework. For additional information, refer to Note 11—Share-Based Compensation in our audited annual financial statements as of and for the years ended December 31, 2025 and 2024.

The estimated fair value used in the evaluation of impairment and determination of grant date fair value is determined based on a variety of factors, including discount rates, market multiples or expectations of future performance.

The following fair value hierarchy presents information about our assets and liabilities measured at fair value on a recurring basis:

(dollars in thousands)	Level 1	Level 2	Level 3
Liabilities
Contingent consideration	—	—	$2,720

Total June 30, 2026	—	—	2,720
Liabilities
Contingent consideration	—	—	$3,970

Total at December 31, 2025	—	—	$3,970

As of June 30, 2026 and December 31, 2025 the balance of contingent consideration liabilities included as accrued liabilities within other liabilities on the unaudited condensed consolidated balance sheets was $2.7 million and $4.0 million, respectively. Contingent consideration liabilities are remeasured at fair value at each reporting period. During the six months ended June 30, 2026, the fair value of contingent consideration decreased by $1.3 million, resulting in a gain of $1.3 million, which was recognized within Selling, general and administrative expenses in the unaudited condensed consolidated statements of operations. For additional information on the nature of the earn out liabilities refer to Note 2—Acquisitions in the audited annual consolidated financial statements as of and for the years ended December 31, 2025 and 2024.

The fair value of the contingent consideration liabilities are estimated based on the monetary value of specified payment milestones discounted for the probability of achieving the milestone and a present value factor based on the timing of when the milestone is expected to be achieved. The value for the contingent consideration balance is based on significant inputs not observable in the market which represents Level 3 measurement within the fair value hierarchy.

The carrying values of cash, accounts receivable, accounts payable, and variable rate debt approximate fair value due to their short-term nature or market-based interest rates.

Revenue Recognition

We recognize revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). This standard applies to all contracts with customers.

To determine revenue recognition for arrangements that are determined to be within the scope of ASC 606, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligation(s) in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation(s) in the contract; and (v) recognize revenue when (or as) the entity satisfies performance obligations. We apply the five-step model to contracts when it is probable that we will collect the consideration we are entitled to in exchange for the solutions we transfer to the customer. Once there is a legally enforceable contract between us and our customer (e.g., the rights of the parties are identified, the contract has commercial substance and collectability of the contract consideration is probable), we assess the promises within each contract and evaluate whether each promise is capable of being distinct and distinct in the context of the contract. Promises that are determined to be distinct are identified as performance obligations. We then recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied over time or at a point in time. We do not believe that there is significant judgment in determining the timing of the satisfaction of performance obligations. We do not adjust the amount of consideration for any effects of a significant financing component, if present, for those contracts in which we expect the time period between the transfer of the solutions, and the payment of the solutions, to be one year or less.

Contract modifications, typically executed through customer-approved purchase order revisions or contract amendments, are accounted for in accordance with ASC 606 based on the nature of the remaining performance obligations and pricing relative to standalone selling prices, including treatment as separate contracts, prospective adjustments, or cumulative catch-up adjustments. Amounts representing discounts on previously satisfied performance obligations are recognized as variable consideration and recorded as reductions of revenue in the period of modification.

We determine standalone selling prices at contract inception using observable prices specified in customer purchase orders, which represent the best estimate of standalone selling price given that solutions are customized and not interchangeable across contracts. Transaction price is allocated to performance obligations based on relative standalone selling price (or entirely to a single obligation, if applicable), with no use of residual or variable allocation methods. For U.S. Government and Foreign Military Sales (FMS) contracts subject to Federal Acquisition Regulation (FAR), stated contract prices generally approximate standalone selling prices.

A significant portion of our contracts are long-term contracts with the United States government agencies or other commercial clients that can extend over several years. For contract performance obligations that are satisfied over time, we generally use input methods to measure progress. The use of input methods results in recognition of revenue on the basis of our efforts toward the satisfaction of the performance obligation.

We utilize the cost-to-cost measure of progress for our fixed-fee and cost-plus-fixed-fee priced contracts, as customers obtain the benefits of such solutions as solutions are delivered. Under the cost-to-cost measure of progress, the extent of progress toward completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation.

For time and materials contracts, we have a right to consideration from customers in an amount that corresponds directly with the costs incurred to date. Therefore, we have elected to use the right to invoice as the practical expedient for time and materials contracts.

For certain contracts, revenue is recognized at a point in time when control of the solution transfers to the customer, which is generally upon shipment or delivery, depending on the terms of the arrangement. Revenue is derived from solution sales recognized at a point in time.

We have elected to account for shipping and handling activities as fulfillment activities rather than as separate performance obligations.

Contract Balances

Contract Assets

Contract assets reflect performance obligations satisfied, and revenue recognized in advance of customer billings when our rights to consideration are conditioned on factors other than the passage of time. Contract assets become trade receivables once our rights to consideration become unconditional. These rights are considered unconditional if only the passage of time is required before payment of that consideration is due.

Contract Liabilities

Contract liabilities reflect consideration received in advance of the satisfaction of a performance obligation under a contract with a customer and are recognized as revenue when the related performance obligations are satisfied. The portion of contract liabilities that is anticipated to be recognized as revenue during the succeeding 12-month period is recorded as deferred revenue, current, and the remaining portion is recorded as deferred revenue, noncurrent.

Costs to Obtain and Fulfill a Contract

Incremental costs of obtaining a contract include only those costs that are directly related to the acquisition of contracts, including sales commissions, and that would not have been incurred if the contract had not been obtained. We recognize an asset for the incremental costs of obtaining a contract with a customer if it expects to recover such costs, and the amortization period is greater than one year. Costs to obtain contracts were not material for the six months ended June 30, 2026 and 2025 and the year ended December 31, 2025.

We also recognize an asset for the costs to fulfill a contract with a customer if the costs are specifically identifiable, generate or enhance resources used to satisfy future performance obligations, and are expected to be recovered. These costs are amortized to cost of revenue over the noncancelable terms of the related customer contract. We periodically review the carrying amount of deferred contract costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit.

Cost of Revenue

Cost of revenue primarily includes direct labor, materials, subcontractor costs, manufacturing overhead, depreciation on production equipment, travel costs, allocated fringe benefits and other direct costs, as well as overhead allocations. Depreciation expense included within cost of revenue was $4.8 million and $4.6 million for the six months ended June 30, 2026 and 2025, respectively.

Sales Tax

We record the amounts collected for sales taxes as a current liability and relieve such liability upon remittance to the taxing authorities without impacting revenue or expenses.

Income Taxes

We account for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. We recognize the effect on deferred tax assets and liabilities of a change in tax rates within the provision for income taxes in the period that includes the enactment date. We evaluate the likelihood of future realization of our deferred tax assets based on all available evidence and establish a valuation allowance to reduce deferred tax assets when it is more likely than not that they will not be realized.

We recognize the financial statement effects of a tax position when it is more likely than not that, based on technical merits, the position will be sustained upon examination. The tax benefits of the position recognized in the financial statements are then measured, based on the largest amount of benefit that is greater than 50% likely to be realized upon settlement with a taxing authority. We recognize interest and penalties related to unrecognized tax benefits as a component of the income tax provision.

Prior to the Combination, certain entities within our Company were treated as pass-through entities for U.S. federal and state income tax purposes, and accordingly income taxes were the responsibility of the members rather than the entity; such entities are now included within the combined tax structure of our Company. Prior to the Combination, these pass-through entities generated pre-tax losses and had such entities historically been subject to corporate-level income tax, the resulting deferred tax benefit (and deferred tax assets) associated with those losses would have been offset by valuation allowance based on management’s assessment of realizability, consistent with the treatment applied to the Company’s other taxable entities. Accordingly, the Company does not believe that presenting these entities as taxable corporations in the historical periods would have materially affected the reported income tax provision, effective tax rate, net deferred tax position, or net loss attributable to the Company.

Deferred Offering Costs

Deferred offering costs consist primarily of direct and incremental legal, accounting, consulting, underwriting, registration, and other fees incurred in connection with the Company’s proposed initial public offering (“IPO”). Deferred offering costs are capitalized as incurred and upon the consummation of the IPO, these costs will be recorded as a reduction of the offering proceeds. Refer to Note 4—Other Current Assets and Other Current Liabilities for additional information.

Recently Adopted Accounting Pronouncements

In July 2025, the FASB issued ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides entities with a practical expedient to simplify the estimation of expected credit losses on current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606, Revenue from Contracts with Customers by allowing the assumption that current conditions as of the balance sheet date will not change during the remaining life of the asset. ASU 2025-05 is effective for annual periods beginning after December 15, 2025 and interim periods within those annual reporting periods, with early adoption permitted. We adopted ASU 2025-05 effective as of January 1, 2026 and adoption did not have a material impact on our unaudited condensed consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative, which incorporates certain SEC disclosure requirements into the ASC and aligns related disclosure and presentation requirements with SEC regulations. The amendments are effective upon the SEC’s removal of the related disclosure requirements from Regulation S-X or Regulation S-K, with prospective application required and early adoption prohibited. We do not expect this guidance to have a material impact on our consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures, which amends the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of ASU 2024-03 is permitted. We are evaluating the impact of this guidance on our consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, to improve the operability and application of guidance related to capitalized software development costs. ASU 2025-06 is effective for fiscal years beginning after December 15, 2027, and interim reporting periods within those annual reporting periods, with early adoption permitted. The guidance may be applied prospectively, retrospectively, or using a modified retrospective basis that is based on the status of the project and whether software costs were capitalized before the date of adoption. We are evaluating the impact of this guidance on our consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which clarifies the applicability of ASC 270 and requires disclosure of material events occurring since the last annual reporting period. ASU 2025-11 is effective for interim reporting periods beginning after January 1, 2028, with prospective or retrospective application permitted. We are evaluating the impact of this guidance on our consolidated financial statements.

2. Acquisitions

During the six months ended June 30, 2026, we entered into one business combination to expand our reach in the governmental, aerospace and defense industry by acquiring a company that provides advanced engineering, robotics, automation, and precision manufacturing solutions.

Novium

On March 4, 2026, we acquired all issued and outstanding membership interests of Novium, Ltd. (“Novium”), a Nevada limited liability company and a provider of advanced robotics, automation, and engineering solutions for government, aerospace, and commercial customers. The fair value of consideration transferred was $7.9 million and consisted of the following (in thousands):

Cash	7,912

Total purchase consideration	$7,912

The acquisition-related costs were $0.6 million, and were recorded in selling, general and administrative expenses in the unaudited condensed consolidated statements of operations during the six months ended June 30, 2026.

The fair values of assets acquired and liabilities assumed on the acquisition date are summarized as follows (in thousands):

Cash	$1,581
Accounts receivable	351
Contract assets	95
Other current assets	25
Fixed assets	353
Right-of-use assets	448
Intangibles assets	4,100

Total assets acquired	$6,953
Accounts payable	686
Contract liabilities	887
Operating lease liabilities, current	51
Other current liabilities	659
Operating lease liabilities, noncurrent	397
Other long-term liabilities	1,111

Total liabilities assumed	$3,791
Total identifiable net assets	3,162
Goodwill	4,750

Fair value of consideration transferred	$7,912

The acquired assets and assumed liabilities were recorded at their estimated fair values. The following table presents the amounts allocated to the intangible assets identified as of the date of acquisition and the estimated useful lives:

	Fair value (in thousands)	Useful Life (in years)
Customer relationships	$3,650	9
Backlog	450	0.5

Total	$4,100

The estimated fair values of identifiable intangible assets were determined using income-based valuation approaches. The excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill, which is expected to be deductible for tax purposes. Goodwill relates to organized workforce and expected synergies of integrating the target into our operations.

Novium’s results of operations are not material to the unaudited condensed consolidated financial statements of our Company.

3. Revenue

We disaggregate revenue from contracts with customers by core mission and timing of revenue recognition, as we believe this best depicts how the nature, amount, timing and uncertainty of our revenue and cash flows are affected by economic factors.

In determining the appropriate categories for disaggregating revenue, we evaluated the guidance in ASC 606 and considered the nature of our solutions, the end customers served, differences in customer programs and contract structures and how revenue information is reviewed internally. Based on this assessment, we determined that disaggregation by core mission—Maritime Domain Awareness, Air & Missile Defense and Space Intelligence, Surveillance and Reconnaissance (“ISR”) & Resilient Communications—best depicts how our revenue and cash flows are affected by economic factors.

Maritime Domain Awareness includes solutions focused on maritime monitoring, tracking and analysis that support government and defense customers in maintaining situational awareness across maritime environments. Air & Missile Defense includes solutions that support air and missile detection, tracking and defense-related programs, often within complex and mission-critical operating environments. Space ISR & Resilient Communications includes solutions supporting space-based sensing, data fusion and intelligence activities that enable customers to collect, analyze and act on space-related data.

Revenue within each end market is recognized either over time or at a point in time based on the nature of the performance obligations and contractual terms, as described in our revenue recognition policy above.

The following tables present revenue by type (in thousands):

	Six Months Ended June 30, 2026
	Over time	Point in time	Total
Maritime Domain Awareness	$112,590	$91	$112,681
Air & Missile Defense	42,956	27,766	70,722
Space ISR & Resilient Communications	50,290	7,291	57,581

Total	$205,836	$35,148	$240,984

	Six Months Ended June 30, 2025
	Over time	Point in time	Total
Maritime Domain Awareness	$67,615	$260	$67,875
Air & Missile Defense	41,606	29,071	70,677
Space ISR & Resilient Communications	36,743	3,788	40,531

Total	$145,964	$33,119	$179,083

Transaction Price Allocated to Future Performance Obligations

Remaining performance obligations represent the aggregate amount of the transaction price allocated to performance obligations not delivered, or partially undelivered, as of the end of the reporting period. Remaining performance obligations include deferred revenue plus unbilled amounts not yet recorded in deferred revenue. We have elected the practical expedient to exclude from disclosure performance obligations that are part of a contract that has an expected duration of one year or less or for which revenue recognized equals the amount we have the right to invoice. Additionally, for contracts subject to provisions of FAR, contract amounts have been included within remaining performance obligations only in cases where significant wind-down costs would be incurred upon contract termination. As of June 30, 2026, the aggregate amount of the transaction price allocated to the remaining performance obligations was approximately $39.2 million. We expect to recognize approximately 76% of this amount as revenue over the next 12 months and substantially all of the remainder within 24 months.

Contract Balances

The accrued revenue—short-term and contract cost asset—short-term amounts indicated below are presented within other current assets, in the unaudited condensed consolidated balance sheets. The contract cost asset—long-term amounts indicated below are presented within other noncurrent assets in the unaudited condensed consolidated balance sheets. The deferred revenue—short-term amounts indicated below are presented within contract liabilities in the consolidated balance sheets.

Contract assets and liabilities are as follows (in thousands):

	June 30, 2026	December 31, 2025
Accrued revenue – short-term	$10,749	$6,229
Deferred revenue – short-term	48,159	30,029

Changes in contract balances are primarily due to the timing of billings and payments from customers and revenue recognition due to us satisfying performance obligations under customer contracts.

During the six months ended June 30, 2026 and 2025, we recognized $18.9 million and $18.4 million, respectively, of revenue that was included in the contract liabilities balance at the beginning of each period.

Contract cost assets are as follows (in thousands):

	June 30, 2026	December 31, 2025
Contract cost assets – short-term	$10,088	$13,024
Contract cost assets – long-term	4,235	4,949

Amortization of contract cost assets associated with costs to fulfill customer contracts is included within cost of revenue in the unaudited condensed consolidated statements of operations and was $8.6 million and $3.4 million, for the six months ended June 30, 2026 and 2025, respectively. Amortization of contract cost assets associated with costs to obtain customer contracts is included within selling, general and administrative expenses in the unaudited condensed consolidated statements of operations and was $0.1 million and $0.2 million, respectively, for the six months ended June 30, 2026 and 2025, respectively.

4. Other Current Assets and Other Current Liabilities

Other current assets are as follows as of June 30, 2026 and December 31, 2025 (in thousands):

(dollars in thousands)	June 30, 2026	December 31, 2025
Prepaid expenses	$6,076	$4,342
Contract assets	10,749	6,229
Contract cost assets	10,088	13,024
Deferred offering costs	9,061	—
Other receivables	4,612	1,333

Total other current assets	$40,586	$24,928

Other current liabilities are as follows as of June 30, 2026 and December 31, 2025 (in thousands):

(dollars in thousands)	June 30, 2026	December 31, 2025
Accrued liabilities	$33,063	$11,849
Accrued payroll and related expenses	15,281	16,864
Contingent liabilities	2,720	3,970

Total other current liabilities	$51,064	$32,683

5. Property, Plant and Equipment, Net

The details of our property, plant and equipment and related accumulated depreciation and amortization as of June 30, 2026 and December 31, 2025 are set forth below:

(dollars in thousands)	June 30, 2026	December 31, 2025
Computers and software	$9,592	$6,098
Leasehold improvements	8,279	7,921
Furniture, fixtures and equipment	2,410	2,368
Vehicles and other fixed assets	1,156	1,156
Machinery and equipment	53,291	52,776
Finance lease right-of-use assets	32,127	33,833
Construction in process	2,599	598

Property, plant and equipment, gross	$109,454	$104,750
Less: Accumulated depreciation	(40,925)	(36,980)

Property, plant and equipment, net	$68,529	$67,770

Depreciation and amortization expenses recognized related to property, plant and equipment during the six months ended June 30, 2026 and 2025 were $5.3 million and $5.0 million, respectively.

6. Inventory

Inventory is as follows as of June 30, 2026 and December 31, 2025:

(dollars in thousands)	June 30, 2026	December 31, 2025
Finished goods	$1,230	$1,181
Work in process and subassemblies	15,019	12,544
Raw materials and hardware	7,905	4,212

Total inventory	$24,154	$17,937

7. Goodwill and Intangible Assets, Net

As of June 30, 2026 and December 31, 2025, we had goodwill of $192.1 million and $187.3 million, respectively.

We have determined that prior to the Combination, our business was comprised of two operating segments, each with one reporting unit, Accelint and Vitesse. We completed the annual goodwill impairment testing in the fourth quarter of 2025, and determined that no impairments were necessary. For the impairment testing in the fourth quarter of 2025, we assessed the Accelint and Vitesse reporting units using qualitative factors to determine whether it was more likely than not that each reporting unit’s fair value is less than its carrying value and determined that no further testing was required. Upon completion of the Combination on May 7, 2026, we reassessed our operating segments as further discussed in Note 15, Segments. Following the reassessment, we determined that our business is comprised of a single operating segment consisting of two reporting units, Accelint and Vitesse. Accordingly, there was no change in reporting units or the amount of goodwill allocated to our reporting units in connection with the Combination, and no change in our impairment assessment during the interim period in which the Combination occurred.

The changes in the carrying value of goodwill are as follows:

	Six Months Ended June 30, 2026
(dollars in thousands)	Beginning	Additions	Ending
Goodwill	$187,319	$4,750	$192,069

	Year ended December 31, 2025
(dollars in thousands)	Beginning	Additions	Ending
Goodwill	$175,554	$11,765	$187,319

The table below reflects our intangible asset balances for the six months ended June 30, 2026:

		Six Months Ended June 30, 2026
(dollars in thousands)	Useful lives (years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	2 to 24	$85,575	$(38,168)	$47,407
Backlog	0.3 to 2	9,050	(8,808)	242
IPR&D	Indefinite	210	—	210
Intellectual property	10	250	(6)	244
Developed technology	7 to 10	5,102	(1,631)	3,471
Trade names	3 to 10	11,125	(7,735)	3,390

Total		$111,312	$(56,348)	$54,964

The table below reflects our intangible asset balances for the year ended December 31, 2025:

		Year Ended December 31, 2025
(dollars in thousands)	Useful lives (years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	2 to 24	$81,925	$(33,846)	$48,079
Backlog	0.3 to 2	8,600	(8,479)	121
IPR&D	Indefinite	1,510	—	1,510
Intellectual property	10	250	(6)	244
Developed technology	7 to 10	5,102	(1,295)	3,807
Trade names	3 to 10	11,125	(6,918)	4,207

Total		$108,512	$(50,544)	$57,968

Amortization expense amounted to $5.8 million and $5.1 million, for the six months ended June 30, 2026 and 2025, respectively. In total, the intangible assets acquired subject to amortization have a weighted average useful life of 10.3 years. The table below summarizes the annual amortization expense of our Company for the next five years (dollars in thousands).

Year	Amount
2026	$5,628
2027	8,990
2028	7,297
2029	4,132
2030	4,035
Thereafter	24,672

Total	$54,754

8. Debt

Vitesse Credit Agreement

On December 22, 2023, Vitesse Systems Parent LLC, Custom Microwave, Inc. and, following a subsequent amendment, Nevada Heat Treating, LLC, as borrowers (collectively, the “Vitesse Borrowers”), entered into a Credit Agreement (as amended from time to time, the “Vitesse Credit Agreement”) with Alter Domus (US) LLC, as administrative agent, and a syndicate of lenders, providing for (i) an initial term loan in an original aggregate principal amount of $130.0 million, and (ii) a revolving credit facility in an aggregate principal amount of up to $20.0 million. Borrowings under the Vitesse Credit Agreement bear interest at a rate per annum equal to, at the Vitesse Borrowers’ option, (a) for SOFR loans, adjusted term SOFR plus 7.00%, and (b) for base rate loans, base rate plus 6.00%. As of June 30, 2026, the interest rate on the term loan was base rate plus the applicable margin of 6.00% per annum. The effective interest rate was 10.96% as of June 30, 2026. The effective interest rate was 11.26% as of December 31, 2025. The principal amount of the term loans is repaid in quarterly installments equal to 0.25% of the original principal amount thereof, with the remaining balance due on the stated maturity date of December 22, 2028. The revolving loan commitments also mature on December 22, 2028. The revolving line of credit bears interest at the Company’s options of either (i) base rate loans plus an applicable margin ranging between 2.20% and 2.50% per annum, or (ii) a SOFR-based rate loans plus an applicable margin between 3.20% and 3.50% per annum. As of June 30, 2026, the interest rate on the revolving line of credit was a SOFR-base rate plus the applicable margin of 3.50% per annum. The effective interest rate was 10.87% as of June 30, 2026. The effective interest rate was 11.27% as of December 31, 2025. As of June 30, 2026 and December 31, 2025, there was $20.0 million, respectively, borrowings outstanding on the revolving line of credit. The revolving line of credit is subject to a non-use fee of 0.50% of the unused commitment per annum. The Vitesse Credit Agreement contains financial covenants including (i) a minimum fixed charge coverage ratio and (ii) a maximum total net leverage ratio. The Vitesse Credit Agreement also contains customary representations and warranties, affirmative and negative covenants and events of default. The loans are secured by substantially all of the assets of the Vitesse Borrowers and their subsidiaries, including but not limited to, receivables, tangible and intangible assets and cash.

On July 3, 2025, the Vitesse Borrowers entered into a Third Amendment and Limited Waiver to the Vitesse Credit Agreement which, among other things, (i) waived certain events of default that were expected to occur related to the financial covenant and (ii) excluded the certain equity contributions and acquisition from certain requirements under the Vitesse Credit Agreement. On September 30, 2025, the Vitesse Borrowers entered into a Fourth Amendment to the Vitesse Credit Agreement, which, among other things, excluded the certain equity contribution from certain requirements under the Vitesse Credit Agreement. On March 4, 2026, the Vitesse Borrowers entered into a Fifth Amendment to the Vitesse Credit Agreement.

As of June 30, 2026, Vitesse was in compliance with all financial and non-financial covenants under the Vitesse Credit Agreement.

Accelint Credit Agreement

On August 22, 2023, Accelint Holdings LLC, as borrower (the “Accelint Borrower”), entered into a Credit Agreement (as amended from time to time, the “Accelint Credit Agreement”) with Bain Capital Credit, LP, as administrative agent, and a syndicate of lenders, providing for (i) initial term loans in an original aggregate principal amount of $40.0 million, (ii) delayed draw term loans in an aggregate principal amount of up to $40.0 million, (iii) incremental term loans incurred in connection with various acquisitions in an aggregate principal amount of $42.0 million and (iv) a revolving credit facility of up to $20.0 million. Borrowings under the Accelint Credit Agreement bear interest at a rate per annum equal to, at the Accelint Borrower’s option, (a) for SOFR borrowings, adjusted term SOFR plus 5.50%, and (b) for ABR borrowings, alternate base rate plus 4.50%. As of June 30, 2026, the interest rate on the term loan was a SOFR-base rate plus the applicable margin of 5.50% per annum. The effective interest rate as of June 30, 2026 was 9.30%. The effective interest rate as of December 31, 2025 was 9.60%. The principal amount of each tranche of term loans is repaid in quarterly installments equal to 0.25% of the original principal amount thereof, with the remaining balance due on August 22, 2029. The revolving credit commitments also mature on August 22, 2029. As of June 30, 2026, the interest rate on the revolving line of credit was a SOFR-base rate plus the applicable margin of 5.50% per annum. The effective interest rate as of December 31, 2025 was 9.52%. As of June 30, 2026 and December 31, 2025, the Company had $20.0 million and $2.4 million, respectively, of available funds within the revolver. The Accelint Credit Agreement contains a financial covenant requiring the Accelint Borrower to maintain a maximum total leverage ratio, stepping down from 5.00:1.00 to 4.00:1.00 over time. The Accelint Credit Agreement also contains customary representations and warranties, affirmative and negative covenants and events of default. The loans are collateralized by substantially all of Accelint’s assets, including but not limited to, all receivables, tangible and intangible assets, and cash. As of June 30, 2026, Accelint was in compliance with all financial and non-financial covenants under the Accelint Credit Agreement.

PIK Loans

We also previously entered into two unsecured PIK loans (the “PIK Loans”) each with an initial principal balance of $0.8 million, totaling $1.5 million, effective as of October 2024, issued to GALLP Living Trust and RAM Trust (collectively, the “Holders”). The applicable margin on the loans is 15.00% per annum. Accrued and unpaid interest under the PIK Loans was paid in kind on the last day of each calendar year by adding the amount thereof to the principal amount. As of June 30, 2026, all PIK loans have been fully paid with settlement occurring in June 2026.

Summary of Indebtedness

Long-term debt as of June 30, 2026, consisted of the following:

June 30, 2026
(dollars in thousands)	Outstanding Amount (in thousands)
Term Loans	$176,516
Incremental Term Loans	41,118
DDTL	38,900
Revolver	20,000
Equipment financing arrangements	3,571

Total	280,105
Less: unamortized debt issuance costs	(4,438)

Total debt less unamortized debt issuance costs	275,667
Current portion of long-term debt	3,669

Long-term debt, net of current portion	271,998

Long-term debt as of December 31, 2025, consisted of the following:

December 31, 2025
(dollars in thousands)	Outstanding Amounts (in thousands)
Term Loans	$166,395
Incremental Term Loans	41,328
PIK Loans	1,500
DDTL	39,100
Revolver	37,643
Equipment financing arrangements	3,595

Total	289,560
Less: unamortized debt issuance costs	(4,859)

Total debt less unamortized debt issuance costs	284,701
Current portion of long-term debt	3,587

Long-term debt, net of current portion	281,114

For all borrowings other than equipment financing arrangements discussed below the weighted average interest rate for June 30, 2026 and December 31, 2025 was 10.30% and 10.48%, respectively.

The following equipment financing arrangements are secured by certain equipment included within property, plant and equipment, net:

(dollars in thousands)	June 30,	December 31,
	2026	2025
Note payable due in monthly installments of $7 at 8.5% stated interest, maturing April 2029	$200	$231
Note payable due in monthly installments of $38 at 8.5% stated interest, maturing May 2029	1,161	1,333
Note payable due in monthly installments of $2 at 8.5% stated interest, maturing November 2029	86	97
Note payable due in monthly installments of $11 at 9.4% stated interest, maturing April 2029	357	411
Note payable due in monthly installments of $22 at 9.0% stated interest, maturing November 2029	791	887
Note payable due in monthly installments of $1 at 3.0% stated interest, maturing January 2027	6	11
Note payable due in monthly installments of $1 at 0.0% stated interest, maturing January 2026	—	1
Note payable due in monthly installments of $1 at 3.8% stated interest, maturing September 2025. This note was paid in full during the year ended December 31, 2025.	—	—
Note payable due in monthly installments of $2 at 5.39% stated interest, maturing April 2026	—	6
Note payable due in monthly installments of $1 at 4.8% stated interest, maturing January 2026	—	1
Note payable due in monthly installments of $24 at 7.4% stated interest, maturing August 2025. This note was paid in full during the year ended December 31, 2025.	—	—
Note payable due in monthly installments of $21 at 7.4% stated interest, maturing August 2025. This note was paid in full during the year ended December 31, 2025.	—	—

(dollars in thousands)	June 30,	December 31,
	2026	2025
Note payable due in monthly installments of $7 at 4.8% stated interest, maturing May 2026	$—	$32
Note payable due in monthly installments of $4 at 4.8% stated interest, maturing July 2026	4	26
Note payable due in monthly installments of $6 at 6.7% stated interest, maturing September 2027	85	119
Note payable due in monthly installments of $8 at 7.5% stated interest, maturing September 2027	113	155
Note payable due in monthly installments of $8 at 8.7% stated interest, maturing June 2029	250	285
Note payable due in monthly installments of $10 at 5.49% stated interest, maturing June 2031	518	—

	$3,571	$3,595
Less current portion	(1,134)	(1,067)

Long-term debt, net of current portion and deferred financing costs	$2,437	$2,528

Future aggregate principal maturities of long-term debt are as follows as of June 30, 2026 (in thousands):

Period Ended December 31,
2026 (for the remaining period)	$1,840
2027	3,630
2028	158,063
2029	116,418
2030	115
Thereafter	39

Total	$280,105

9. Leases

We enter into leases for real estate. Under the provisions of ASC 842, we have both finance and operating leases. We have month-to-month rentals and other short-term leases, which are expensed as incurred. Variable lease costs included in the unaudited condensed consolidated financial statements are not material for the six months ended June 30, 2026 and 2025.

On March 19, 2026, the Company entered into a sublease arrangement with a third party for a leased office space under which the Company is the lessor. The sublease arrangement is classified as an operating lease. The Company recognized $0.1 million and zero for the six months ended June 30, 2026 and 2025, respectively, included within Selling, general and administrative expenses in the accompanying unaudited condensed consolidated statements of operations. The sublease arrangement represented a triggering event requiring the Company to evaluate the related operating lease right-of-use asset for impairment. As a result of this assessment, the Company determined that the carrying amount of the ROU asset was not fully recoverable and recorded a non-cash impairment charge of $0.2 million during the six months ended June 30, 2026. The impairment charge is included within Selling, general and administrative expenses in the accompanying unaudited condensed consolidated statements of operations.

The components of total lease cost for the six months ended June 30, 2026 and 2025 were as follows (in thousands):

	Six Months Ended June 30,
	2026	2025
Short–term lease cost	$98	$63
Operating lease cost	495	267
Finance lease cost:
Amortization of ROU assets	1,674	1,706
Interest on finance lease liabilities	1,269	1,183

Total lease cost	$3,536	$3,219

Supplemental balance sheet information related to leases for the six months ended June 30, 2026 and year ended December 31, 2025 is as follows (in thousands):

	June 30, 2026	December 31, 2025
Operating leases:
Operating lease ROU assets	$2,171	$2,151
Operating lease liabilities, current	962	775
Operating lease liabilities, noncurrent	1,542	1,563

Total operating lease liabilities	$2,504	$2,338
Finance leases:
Finance lease ROU assets	$32,127	$33,833
Finance lease liabilities, current	4,011	4,025
Finance lease liabilities, non-current	34,528	35,726

Total finance lease liabilities	$38,539	$39,751

Finance lease ROU assets have been reported within property, plant and equipment, net on the unaudited condensed consolidated balance sheets.

On a combined basis, supplemental cash flow information and other information related to leases for the six months ended June 30, 2026 and 2025 were as follows (in thousands):

	Six Months Ended June 30,
	2026	2025
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	$506	$279
Operating cash flows used in finance leases	1,269	1,183
Financing cash flows used in finance leases	1,212	1,064
Non-cash ROU assets obtained in exchange for lease obligations:
Operating leases	448	—
Finance leases	—	—

On a combined basis, information relating to the lease term and discount rate are as follows:

	June 30, 2026	December 31, 2025
Weighted-average remaining lease term (in months):
Operating leases	35.6	33.7
Finance leases	160.1	116.8
Weighted-average discount rate:
Operating leases	9.0%	9.2%
Finance leases	6.1%	6.7%

On a combined basis, the future payments included in our operating lease liabilities and finance lease liabilities as of June 30, 2026, are as follows (in thousands):

	Finance Leases	Operating Leases	Total
Years ending December 31,
2026 (for the remaining period)	$2,602	$604	$3,206
2027	5,299	950	6,249
2028	5,427	822	6,249
2029	5,566	229	5,795
2030	5,701	101	5,802
Thereafter	56,183	131	56,314

Total future undiscounted lease payments	$80,778	$2,837	$83,615
Less: imputed interest	(42,239)	(333)	(42,572)

Total reported lease liabilities	$38,539	$2,504	$41,043

10. Stockholders’ Equity

We previously operated as a Delaware limited liability company under the name Lyntris LLC. Lyntris LLC was formed on April 6, 2026 and underwent a conversion into Lyntris Inc., a Delaware corporation, on May 1, 2026 (the “Conversion”). In connection with the Conversion, all outstanding LLC membership units of Lyntris LLC, including compensatory units issued prior to the Conversion, were exchanged for shares of common stock of Lyntris Inc. On May 7, 2026, Lyntris Inc. completed the Combination with Accelint and Vitesse. In connection with the Combination, all outstanding equity interests of Accelint and Vitesse were exchanged for shares of Lyntris.

As of the date of the Combination, there were a total of 1.0 billion authorized shares of Lyntris common stock, par value $0.001 per share. Common stock of the Company has been presented on an as-converted basis reflecting application of the exchange ratios applied to each class of Accelint and Vitesse equity interests outstanding as of the Combination date to the historical equity interests of Accelint and Vitesse which were outstanding as of December 31, 2025 and for the periods prior to the Combination. Shares of common stock issued and outstanding as of June 30, 2026 represent actual shares of Lyntris common stock.

11. Share-Based Compensation

Prior to the Combination, Accelint and Vitesse maintained separate share-based compensation arrangements, including Accelint Class P Units and Phantom Units and Vitesse Management Incentive Units (“MIUs”) and Class C awards. During the period from January 1, 2026 through the Combination date, Accelint granted 2,879,648 additional Class P Units with an aggregate grant-date fair value of $8.3 million. In connection with the May 7, 2026 Combination, all outstanding Accelint Class P Units, including the 2026 grants, and all outstanding Vitesse MIUs and Class C awards became fully vested and were converted into shares of Lyntris common stock. As a result, the Company recognized all previously unrecognized compensation expense associated with these awards as of the Combination date.

Share-based compensation expense recognized during the six months ended June 30, 2026 was $15.2 million, consisting of $10.3 million related to Class P Units and $4.9 million related to Class C Units, compared to $0.6 million related to Class P Units during the six months ended June 30, 2025. The increase in share-based compensation expense was primarily attributable to the accelerated vesting and recognition of previously unrecognized compensation expense associated with the legacy Accelint Class P Units and Vitesse MIUs and Class C awards in connection with the Combination.

Prior to the Combination, Accelint maintained a Phantom Equity Appreciation Plan under which payment was contingent upon the occurrence of specified liquidity events or otherwise in the discretion of Accelint. Because such events were not considered probable, no compensation expense was recognized for the phantom units prior to or at the Combination. In connection with the Combination the Phantom Unit holders received 0 shares of Lyntris common stock and no expense was recognized related to such awards during the period.

12. Income Taxes

The provision for income taxes consists of U.S. federal and state income taxes in jurisdictions in which the Company operates. The effective tax rate for the six months ended June 30, 2026 and 2025 was 18.7% and (3.4)%, respectively. For the six months ended June 30, 2026 and 2025, the effective tax rate differs from the statutory tax rate primarily as a result of state income taxes and changes in valuation allowance.

13. Related Party Transactions

Related Party Leases

We lease certain operating facilities from entities that are owned by current or former equity holders and directors of our Company. These leases are accounted for as either finance or operating leases in accordance with ASC 842. Rental payments under these related party leases totaled $0.5 million for the six months ended June 30, 2026 and 2025, respectively. The terms of these leases are believed to be consistent with terms that would be available in arm’s-length transactions.

	June 30, 2026	December 31, 2025
Finance lease right-of-use asset	$8,615	$9,032
Finance lease liability, current	942	892
Finance lease liability, non-current	9,448	9,732

Management Fees

Trive Capital, an affiliate of our controlling stockholder, provides management and advisory services to us. Advisory fees and related expense reimbursements are included in selling, general and administrative expenses on the unaudited condensed consolidated statement of operations. There were no expenses incurred by us in relation to services provided by Trive Capital for the six months ended June 30, 2026, and 2025, respectively. We had an accrued liability to Trive Capital in the amount of $0.4 million as of June 30, 2026 and December 31, 2025, respectively. This balance was recorded within accounts payable on the unaudited condensed consolidated balance sheets.

Related Party Loans

Our Chief Executive Officer, Brian Morrison, is party to a Promissory Note dated September 30, 2025 in the principal amount of $2,000,000 (the “Morrison Note”) owed to an indirect subsidiary of our Company.

Mr. Morrison entered into the Morrison Note prior to the Combination, when he was the Chief Executive Officer of Accelint, one of our component businesses. The Morrison Note was used to fund the purchase of 2,000,000 Class A units of Accelint pursuant to a Subscription Agreement dated September 30, 2025. The Morrison Note bears interest at a rate of 8% per annum. As of June 30, 2026, the outstanding balance under the note, including capitalized interest, was $2.1 million. No principal or interest payments had been made as of June 30, 2026. On July 17, 2026 the Morrison Note was repaid in full.

Our President and Vice Chair, Matthew Alty, is party to an Executive Promissory Note dated May 1, 2023 in the principal amount of $125,000 (the “Alty Note”) owed to a subsidiary of our Company. Mr. Alty entered into the Alty Note prior to the Combination, when he was the Chief Executive Officer of Vitesse, one of our component businesses. The Alty Note was used to fund the purchase of 250,000 Class A units of Vitesse pursuant to a Transfer and Admission Agreement dated May 1, 2023. The Alty Note bears an adjustable interest of not less than 6.5% per annum. As of June 30, 2026, the outstanding balance under the note, including capitalized interest, was $0.1 million. No principal or interest payments had been made as of June 30, 2026. On July 20, 2026, the Alty Note was repaid in full.

14. Commitments and Contingencies

Retirement Plans

Our subsidiaries sponsor independent 401(k) Plans under Section 401(k) of the Internal Revenue Code of 1986, as amended, for the benefit of substantially all full-time employees.

Total plan contributions aggregated to $1.9 million and $1.6 million for the six months ended June 30, 2026 and 2025, respectively, and are included in operating expenses on the unaudited condensed consolidated statements of operations.

Legal Proceedings

We may be involved in certain routine legal proceedings from time to time before various courts and governmental agencies. We cannot predict the final disposition of such proceedings. We regularly review legal matters and record provisions for claims considered probable of loss. The resolution of these pending proceedings is not expected to have a material effect on our operations or unaudited condensed consolidated financial statements in the period in which they are resolved.

15. Segments

Operating segments are defined as components of an entity for which separate financial information is available and evaluated on a regular basis by our CODM to allocate resources and assess performance. In February 2026 we began the process of the Combination that ultimately closed on May 7, 2026. In March 2026, we identified the CODM of Lyntris, our chief executive officer, and began operating the combined business. This change resulted in a reevaluation of operating segments. Our chief executive officer reviews financial information presented on a consolidated basis for purposes of assessing financial performance and allocating resources. Our CODM uses Net Income to assess the return on assets, determine investment opportunities and monitor budget versus actual results. Based on these factors, we concluded that we operate and manage our business as a single operating segment. As such, this change in operating segments has been reflected in the accompanying financial statements for all periods as if the Combination occurred on January 1, 2025.

The measure of segment assets is reported on the unaudited condensed consolidated balance sheet as total assets. Segment assets are not reported to, or used by, our CODM to allocate resources to or assess performance of our segment.

The following table includes the significant expense categories and amounts that are regularly provided to our CODM:

	Six Months Ended June 30, 2026
(dollars in thousands)	2026	2025
Revenue	$240,984	$179,083
Less:
Cost of Revenue	176,916	126,750
Selling, general and administrative expenses	56,170	38,794
Depreciation and amortization expense	6,892	6,156
Other segment items(1)	14,052	17,088

Net loss	$(13,046)	$(9,705)

(1)	Other segment items is comprised of interest expense, net and income tax expense.

We do not hold material property, plant and equipment outside of the United States as of June 30, 2026, and December 31, 2025, respectively. Revenue from contracts outside the United States represented approximately 7% and 2% of our consolidated revenue for the six months ended June 30, 2026 and 2025 respectively.

16. Loss per Share

Basic net loss per share is calculated by dividing net loss attributable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted net loss per share includes the effect of potentially dilutive securities, except when their inclusion would be anti-dilutive.

The Company was formed through the combination of Accelint and Vitesse, entities under common control. Accordingly, weighted-average shares outstanding for periods presented reflect the combined historical equity interests of Accelint and Vitesse, converted to Lyntris Shares in connection with the Combination.

Diluted net loss per share equals basic net loss per share for all periods presented, as the Company incurred a net loss and all potentially dilutive securities were anti-dilutive. The potentially dilutive securities that have been excluded from the computation of diluted net loss per share totaled 0.0 million and 3.1 million shares at June 30, 2026 and June 30, 2025, respectively. The dilutive share count is reflective of the applicable conversion to Lyntris Shares.

The following table presents net loss and weighted-average shares used in computing basic and diluted net loss per share:

	Six Months Ended June 30,
(presented in thousands)	2026	2025
Numerator
Net Loss	$(13,046)	$(9,705)
Denominator
Weighted average shares of common stock outstanding - basic and diluted	106,782	95,427
Loss per share attributable to common shares
Basic and Diluted	$(0.12)	$(0.10)

17. Subsequent Events

We have evaluated our unaudited condensed consolidated financial statements and disclosures for the impact of subsequent events as of July 23, 2026, the date these unaudited condensed consolidated financial statements were issued, for events requiring disclosure or recognition in the unaudited condensed consolidated financial statements.

On July 17, 2026, the Morrison Note was repaid in full.

On July 20, 2026, the Alty Note was repaid in full.

24,000,000 Shares

Lyntris Inc.

Common Stock

PROSPECTUS

Evercore ISI	Citigroup	Guggenheim Securities

BofA Securities

Baird	Raymond James	William Blair

Through and including   , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses payable by the registrant expected to be incurred in connection with the issuance and distribution of the common stock being registered hereby (other than the underwriting discounts and commissions). All of such expenses are estimates, except for the SEC registration fee, the Financial Industry Regulatory Authority Inc. (“FINRA”) filing fee, and the stock exchange listing fee.

SEC registration fee	$83,854
FINRA filing fee	91,580
Listing fee	325,000
Printing fees and expenses	350,000
Legal fees and expenses	9,111,397
Accounting fees and expenses	2,116,312
Transfer agent and registrar fees, and expenses	4,750
Miscellaneous	12,451,017

Total	$24,500,000

Item 14. Indemnification of Directors and Officers

Section 102 of the DGCL permits a corporation to eliminate the personal liability of directors and certain officers of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director or officer, except where the director or officer breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide that no director or officer of the registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors or officers for breaches of fiduciary duty.

Section 145 of the DGCL (“Section 145”) provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be, made party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee, or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending, or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee, or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify such person under Section 145.

Our amended and restated bylaws provide that we must indemnify, and advance expenses to, our directors and officers to the full extent authorized by the DGCL. We also intend to enter into indemnification agreements with our directors and executive officers, which agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors, or otherwise. Notwithstanding the foregoing, we shall not be obligated to indemnify a director or officer in respect of a proceeding (or part thereof) instituted by such director or officer, unless such proceeding (or part thereof) has been authorized by our Board pursuant to the applicable procedure outlined in the amended and restated bylaws.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held jointly and severally liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the Board at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The underwriting agreement will provide for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling us under any of the foregoing provisions, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

In connection with the Combination described in this registration statement, we issued (i) an aggregate of 138,782,626 shares of our common stock, par value $0.001, to the existing equity holders of Vitesse in exchange for their respective direct or indirect equity interests in Vitesse, and (ii) an aggregate of 140,901,901 shares of our common stock, par value $0.001, to the existing equity holders of Accelint in exchange for their respective direct or indirect equity interests in Accelint.

The shares of our common stock described in this Item 15 were issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) of the Securities Act as sales by an issuer not involving any public offering.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.

(b) Financial Statement Schedules.

See the Index to the consolidated financial statements included on page F-1 for a list of the financial statements included in this registration statement. All schedules not identified above have been omitted because they are not required, are inapplicable, or the information is included in the consolidated financial statements or notes contained in this registration statement.

Item 17. Undertakings.

(1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(2) The undersigned registrant hereby undertakes that:

(A) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBITS

Exhibit Number	Description

1.1	Form of Underwriting Agreement.

3.1*	Amended and Restated Certificate of Incorporation of Lyntris Inc., as currently in effect.

3.2*	Bylaws of Lyntris Inc., as currently in effect.

3.3*	Form of Second Amended and Restated Certificate of Incorporation of Lyntris Inc., to be in effect upon the consummation of this offering.

3.4*	Form of Amended and Restated Bylaws of Lyntris Inc., to be in effect upon the consummation of this offering.

5.1	Opinion of Willkie Farr & Gallagher LLP.

10.1†	Lyntris Inc. 2026 Stock Incentive Plan, and all forms of awards thereunder.

10.2*†	Form of Director and Officer Indemnification Agreement.

10.3*†	Offer Letter, by and between Matthew Alty and Nevada Heat Treating LLC d/b/a California Brazing, dated as of January 15, 2020.

10.4*†	Employment Agreement, by and between Tim Paulin and Hypergiant Industries Inc., dated as of October 17, 2024.

10.5*†	Employment Agreement, by and between Brian Morrison and Systems Innovation Engineering LLC, dated as of August 14, 2025.

10.6*†	Transaction Bonus Letter Agreement, by and between Vitesse Systems Parent LLC and Matthew Alty, dated as of December 19, 2025.

10.7*	Credit Agreement, dated as of July 31, 2026, among Lyntris Inc., Citibank, N.A., as administrative agent, and the lenders party thereto.

16.1*	Letter from Crowe LLP dated July 9, 2026.

21.1*	Subsidiaries of the Registrant.

23.1	Consent of Grant Thornton LLP.

23.2	Consent of Crowe LLP.

23.3	Consent of Willkie Farr & Gallagher LLP (included as part of Exhibit 5.1).

24.1*	Power of Attorney (included on signature pages to registration statement).

99.1*	Consent of Brian Morrison to be named as Director Nominee.

99.2*	Consent of Matthew Alty to be named as Director Nominee.

99.3*	Consent of Stephen Twitty to be named as Director Nominee.

99.4*	Consent of Brian Raduenz to be named as Director Nominee.

99.5*	Consent of Jonathan Rambeau to be named as Director Nominee.

99.6*	Consent of Tanner Cope to be named as Director Nominee.

99.7*	Consent of Jake Lansford to be named as Director Nominee.

107	Filing Fee Table.

†	Management contract or compensatory plan or arrangement.
*	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Falls Church, Virginia, on, August 10, 2026.

LYNTRIS INC.

By:	/s/ Brian Morrison
Name:	Brian Morrison
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities on the dates indicated.

Signatures	Title	Date
/s/ Brian Morrison	Chief Executive Officer (principal executive officer)	August 10, 2026
Brian Morrison

/s/ Tim Paulin	Chief Financial Officer (principal financial officer and principal accounting officer)	August 10, 2026
Tim Paulin

/s/ David Stinnett
David Stinnett	Director, Chairman of the Board	August 10, 2026